2023

Notice of Annual General Meeting & Proxy Statement

Committed to smart, sustainable success



Johnson
Controls

CAUTIONARY STATEMENTS FOR FORWARD-LOOKING INFORMATION

We have made statements in this Proxy Statement that are forward-looking and therefore are subject to risks and uncertainties. All statements in this document other than statements of historical fact are, or could be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may appear throughout this Proxy Statement, including the Proxy Summary, Compensation Discussion & Analysis and Governance of the Company—Sustainability. Words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “forecast,” “project” or “plan” and terms of similar meaning are also generally intended to identify forward-looking statements. However, the absence of these words does not mean that a statement is not forward-looking. We caution that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond our control, that could cause our actual results to differ materially from those expressed or implied by such forward-looking statements. A detailed discussion of risks related to our business is included in the section entitled “Risk Factors” in our Annual Report on Form 10-K for the 2022 fiscal year filed with the SEC on November 15, 2022, as supplemented by any subsequently filed Quarterly Report on Form 10-Q. Shareholders, potential investors and others should consider these factors in evaluating the forward-looking statements and should not place undue reliance on such statements. The forward-looking statements included in this Proxy Statement are made only as of the date of this document, unless otherwise specified, and, except as required by law, we assume no obligation, and disclaim any obligation, to update such statements to reflect events or circumstances occurring after the date of this Proxy Statement.

WEBSITE INFORMATION

This Proxy Statement includes several website addresses and references to additional materials found on those websites. These websites and materials are not incorporated by reference herein.

Shaping the Next Generation of Smart, Healthy, and Sustainable Buildings

Dear Shareholders,

In fiscal year 2022 we demonstrated our operational resiliency and reached significant milestones that will shape the next generation of smart, healthy, and sustainable building solutions. Our values of integrity first, purpose led, customer driven, future focused and one team, help us define who we are and drive our high-performance culture that allows us to deliver strong financial results to our shareholders.

We pride ourselves on driving continued innovation to address today's challenges while leading the way for the future of our industry. I am incredibly proud of how our team has responded to a dynamic operating environment, fostering stronger relationships with our suppliers, customers and partners.

Throughout 2022, we accelerated our growth strategy, acquired key technological capabilities, streamlined our operations, and executed on our cost productivity program. We accelerated core service growth through our field business and the strength of our OpenBlue service offering, significantly expanding our suite of digital services and offerings spanning across a breadth of devices and "as-a-service" solutions. Throughout the year, we grew share in our core businesses as the value we deliver resonated with our customers.

We are increasing our competitive edge in digital. In 2022 we enhanced our OpenBlue platform with leading Edge AI and security, launching new offerings and accelerating the connectivity of our equipment. We are in a great position to realize the benefits of our transformative service offerings through our differentiated digital platform.

We also delivered on our commitment to return capital to shareholders, deploying over $2.4 billion in cash through dividends and share repurchases.

Leading the way in sustainability

At Johnson Controls, we create a more sustainable world for all stakeholders. From our mission-critical global products to our intelligent building solutions, we lead the way in optimizing products and services, fostering a safer, greener and healthier environment. Our long-term vision demands a robust sustainability strategy, and we are proud to lead by example. We made great progress unlocking health, wellness and business value through healthy buildings that deliver increased efficiency and enhanced occupant health to our customers.

We committed to net zero Scope 1 and 2 emissions by 2040, and in fiscal 2022 we worked internally and externally on urgent climate action. We continue to implement decarbonization programs at our plants and facilities, partner with customers to deliver decarbonization solutions, and actively participate in global climate initiatives. We believe that our influence and participation in climate action is paramount in addressing these pressing environmental challenges.



"I am proud of our leadership position, fostering a more equitable and sustainable future for our customers, our employees and our communities, all while driving significant value for our shareholders."

During the year, we were recognized for our significant achievements, receiving an award by Sustainalytics as a top-rated ESG industry performer and our S&P Industry Mover Sustainability award, highlighting the results of our industry-leading initiatives. And recently, we were awarded the platinum EcoVadis sustainability rating based on our top 1% ranking across environmental, labor & human rights, ethics, and sustainable procurement.

Looking forward to 2023

Looking ahead, while the market is faced with macro uncertainties, the fundamentals of our business remain strong. Our foundation for growth, and our ability to successfully adapt and execute in fiscal 2022 positions us well to continue our momentum into fiscal 2023. The resiliency of our products and services resonates with our customers, and we believe we are well-positioned with significant tailwinds across our business. From our strong backlog, an improved supply chain, and robust demand driven by secular trends, we look to build on our foundation for growth and support our customers' mission-critical needs.

I continue to be impressed with our progress to date, constantly innovating as we carry our momentum going forward. We lead the way in smart building solutions, and the adoption of our OpenBlue platform uniquely positions Johnson Controls to capitalize on a large and growing opportunity across our vectors of growth.

Lastly, I thank our Board for all their hard work this past year. I am grateful to our fellow Board members for their dedication and commitment. Specifically, I would like to acknowledge David Yost for his many contributions and years of service as a director. David played a significant role in our evolution and transformation from a traditional buildings systems integrator into a smart buildings solutions leader. We wish David all the best as he retires from our Board.

I am pleased to announce that the Board has nominated Ayesha Khanna as to serve as a new Director. On behalf of the Board, we believe that Ayesha brings a wealth of knowledge and experience that will help guide the Company on its journey to be a leader in smart, healthy, and sustainable buildings.

Thank you,

George R. Oliver
Chairman and Chief Executive Officer



Notice of Annual General Meeting of Shareholders



Date and Time
3:00 pm, local time
March 8, 2023



Place
Johnson Controls
Global Headquarters
One Albert Quay
Cork T12 X8N6, Ireland



Record Date
January 5, 2023

NOTICE IS HEREBY GIVEN that the 2023 Annual General Meeting of Shareholders of Johnson Controls International plc will be held on March 8, 2023 at our headquarters located at One Albert Quay, Cork T12 X8N6, Ireland at 3:00 pm, local time for the following purposes:

Ordinary Business

1. By separate resolutions, to elect each of the following individuals as Directors for a period of one year, expiring at the end of the Company's Annual General Meeting of Shareholders in 2024:

   (a) Jean Blackwell
   (b) Pierre Cohade
   (c) Michael E. Daniels
   (d) W. Roy Dunbar
   (e) Gretchen R. Haggerty
   (f) Ayesha Khanna
   (g) Simone Menne
   (h) George R. Oliver
   (i) Jürgen Tinggren
   (j) Mark Vergnano
   (k) John D. Young

2. To ratify the appointment of PricewaterhouseCoopers LLP as the independent auditors of the Company and to authorize the Audit Committee of the Board of Directors to set the auditors' remuneration.

Special Business

3. To authorize the Company and/or any subsidiary of the Company to make market purchases of Company shares.
4. To determine the price range at which the Company can re-allot shares that it holds as treasury shares (special resolution).
5. To approve, in a non-binding advisory vote, the compensation of the named executive officers.
6. To approve, in a non-binding advisory vote, the frequency of the non-binding advisory vote on the compensation of the named executive officers.
7. To approve the Directors' authority to allot shares up to approximately 20% of issued share capital.
8. To approve the waiver of statutory pre-emption rights with respect to up to 5% of issued share capital (special resolution).
9. To act on such other business as may properly come before the meeting or any adjournment thereof.

This notice of Annual General Meeting and Proxy Statement and the enclosed proxy card are first being sent on or about January 20, 2023 to each holder of record of the Company's ordinary shares at the close of business on January 5, 2023. The record date for the entitlement to vote at the Annual General Meeting is January 5, 2023 and only registered shareholders of record on such date are entitled to notice of, and to attend and vote at, the Annual General Meeting and any adjournment or postponement thereof. During the meeting, management will also present the Company's Irish Statutory Accounts for the fiscal year ended September 30, 2022. **Whether or not you plan to attend the meeting, please complete, sign, date and return the enclosed proxy card to ensure that your shares are represented at the meeting.** Shareholders of record who attend the meeting may vote their shares personally, even though they have sent in proxies. In addition to the above resolutions, the business of the Annual General Meeting shall include, prior to the proposal of the above resolutions, the consideration of the Company's statutory financial statements and the report of the Directors and of the statutory auditors and a review by the shareholders of the Company's affairs.

The well-being of all attendees and participants at the Annual General Meeting is a primary concern for the Company. To promote the health and safety of attendees, we may impose additional procedures or limitations on meeting attendance based on applicable governmental requirements or recommendations or facility requirements. Should we determine that alternative arrangements may be advisable or required due to public health recommendations, such as changing the date, time, location or format of the meeting, we will announce our decision by press release and/or filing with the Securities and Exchange Commission and also post additional information on the Investor Relations section of our website (http://investors.johnsoncontrols.com).

Your vote is important and we encourage you to submit your proxy as soon as possible so that your shares will be represented at the meeting. This can be done in advance of the Annual General Meeting by availing of one of the voting options detailed in the accompanying Proxy Statement. In addition, details of the business to be presented at the meeting can also be found in the accompanying Proxy Statement.

This Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended September 30, 2022 are available to shareholders at www.proxyvote.com and are also available in the Investor Relations section of our website at http://investors.johnsoncontrols.com. The Company's Irish Statutory Accounts, with the Non-Financial Disclosure Report, will also be available at those locations at least 21 days before the date of the Annual General Meeting.

By Order of the Board of Directors,

John Donofrio
Executive Vice President and General Counsel

January 20, 2023

PLEASE PROMPTLY COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD. THE PROXY IS REVOCABLE AND IT WILL NOT BE USED IF YOU: GIVE WRITTEN NOTICE OF REVOCATION TO THE PROXY PRIOR TO THE VOTE TO BE TAKEN AT THE MEETING; SUBMIT A LATER-DATED PROXY; OR ATTEND AND VOTE PERSONALLY AT THE MEETING.

ANY SHAREHOLDER ENTITLED TO ATTEND AND VOTE AT THE MEETING MAY APPOINT ONE OR MORE PROXIES USING THE ENCLOSED PROXY CARD (OR THE FORM IN SECTION 184 OF THE COMPANIES ACT 2014) TO ATTEND, SPEAK AND VOTE ON THAT SHAREHOLDER'S BEHALF. THE PROXY NEED NOT BE A SHAREHOLDER. PROXIES MAY BE APPOINTED VIA THE INTERNET OR PHONE IN THE MANNER SET OUT IN THE ENCLOSED PROXY CARD. ALTERNATIVELY, THEY MAY BE APPOINTED BY DEPOSITING THE ENCLOSED PROXY CARD (OR OTHER VALID SIGNED INSTRUMENT OF PROXY) WITH JOHNSON CONTROLS INTERNATIONAL PLC, C/O BROADRIDGE, 51 MERCEDES WAY, EDGEWOOD, NY 11717 BY 5:00 P.M., EASTERN STANDARD TIME, ON MARCH 7, 2023 (WHICH WILL THEN BE FORWARDED TO JOHNSON CONTROLS INTERNATIONAL PLC'S REGISTERED ADDRESS ELECTRONICALLY) OR WITH JOHNSON CONTROLS INTERNATIONAL PLC, ONE ALBERT QUAY, CORK, IRELAND BY 5:00 P.M. LOCAL TIME ON MARCH 7, 2023. IF YOU WISH TO APPOINT A PERSON OTHER THAN THE INDIVIDUAL SPECIFIED IN THE ENCLOSED PROXY CARD, PLEASE CONTACT OUR COMPANY SECRETARY AND ALSO NOTE THAT YOUR NOMINATED PROXY MUST ATTEND THE MEETING IN PERSON IN ORDER FOR YOUR VOTES TO BE CAST.

Leading the Evolution of Smart, Healthy & Connected Buildings

BROAD SYNERGISTIC PORTFOLIO spanning across HVAC, Controls, Fire, and Security




OpenBlue

OPENBLUE DIGITAL PLATFORM is fundamentally disrupting the built environment

Expansive **GLOBAL MARKET** with an exciting decade of opportunity ahead





Demonstrated **LEADERSHIP IN ESG** focused on sustainable solutions

Proven history of **PRODUCT LEADERSHIP** and **DOMAIN EXPERTISE**





High quality leadership team fully aligned to a **HIGH-PERFORMANCE CULTURE**

UNMATCHED DIRECT CHANNEL presence creates a unique competitive advantage





Delivering top tier **FINANCIAL PERFORMANCE** and creating attractive **SHAREHOLDER RETURNS**

Table of Contents

Unless we have indicated otherwise in this Proxy Statement, references to the “Company,” “Johnson Controls,” “we,” “us,” “our” and similar terms refer to Johnson Controls International plc and its consolidated subsidiaries.

PROXY SUMMARY

This proxy summary is intended to provide a broad overview of our 2022 performance, corporate governance and compensation highlights. As this is only a summary, we encourage you to read the entire Proxy Statement for more information prior to voting.

Annual General Meeting of Shareholders



Date and Time
3:00 pm, local time
March 8, 2023



Place
Johnson Controls
Global Headquarters
One Albert Quay,
Cork T12 X8N6, Ireland



Record Date
January 5, 2023

Admission. All shareholders are invited to attend. Registration will occur on day of meeting. **Your vote is important and we encourage you to submit your proxy as soon as possible so that your shares will be represented at the meeting.** This can be done in advance of the Annual General Meeting by availing of one of the voting options detailed in this Proxy Statement. In addition, details of the business to be presented at the meeting can also be found in this Proxy Statement.

Meeting Agenda and Voting Matters

Proposal		Board's Voting Recommendation	Page Reference
No. 1	Election of Directors	✓ FOR (each nominee)	p. 10
No. 2	Ratify appointment of independent auditors and authorize audit committee to set auditors' remuneration	✓ FOR (both 2(a) and 2(b))	p. 16
No. 3	Authorize market purchases of Company shares by the Company and/or any subsidiary	✓ FOR	p. 19
No. 4	Determine the price range to re-allot treasury shares	✓ FOR	p. 20
No. 5	Advisory vote to approve executive compensation	✓ FOR	p. 21
No. 6	Advisory vote on the frequency of the advisory vote on named executive officer compensation	✓ ANNUAL	p. 22
No. 7	Approve the allotment of up to 20% of issued share capital	✓ FOR	p. 23
No. 8	Approve the waiver of statutory pre-emption rights	✓ FOR	p. 24

Fiscal Year 2022 In Review

Full-year GAAP EPS of $2.19 and full-year adjusted EPS of $3.00, up 13% vs. prior year	Record backlog of $11.1 billion, up 13% vs. prior year	Generated full year revenue growth of +7%, and +9% in organic revenue growth, while driving margin expansion	Returned over $2 billion in capital to shareholders through share repurchases and dividends	Accelerating across our key vectors of growth, capturing secular trends for healthy indoor air quality and decarbonization

* See Annex A to this Proxy Statement for a reconciliation of adjusted EPS from continuing operations and organic revenue growth to our results for the most directly comparable financial measures as reported under generally accepted accounting principles in the United States.

Fiscal year 2022 was a dynamic year as we continued to accelerate our digital transformation, set the foundation to further improve the resiliency of our operations and execute across our key vectors of growth. Despite a challenging macroeconomic environment that saw unprecedented inflation levels, foreign exchange headwinds and continued supply chain disruptions, we achieved robust top-line growth and maintained margin strength as we closed out the fiscal year. In addition, we made significant progress in advancing our growth strategy, building out key capabilities, growing orders and increasing our pipeline within our vectors of growth. We further advanced in our digital transformation by increasing connectivity, enhancing the capabilities of our OpenBlue platform, expanding our partner ecosystem and launching new mission-critical products, which has helped us meet our customers' needs for smart, healthy, and sustainable buildings.

As we closed out the year, we continued executing our strategic initiatives, exceeding our productivity plan with over $230 million in cost savings. We closed two acquisitions in Foghorn and Tempered, further enhancing our OpenBlue platform by providing customers with industry-leading cybersecurity, AI enablement, and digital twin capabilities. Finally, we continued to demonstrate our prudent capital allocation strategy, maintaining a strong balance sheet and returning over $2 billion in capital to shareholders through share repurchases and dividends.

➜ Delivering Strong Performance — Executing on our Productivity Plan and Capturing Robust Demand

- During fiscal year 2022, we saw strong momentum as our products and services continued to resonate with our customers. Revenue increased 7% overall and 9% organically year over year, led by strong demand for Commercial HVAC equipment, Industrial Refrigeration, and Fire Detection, supported by our portfolio of healthy and sustainable building solutions.
- Demand for our products and services was strong throughout fiscal year 2022, with orders increasing 9.7% year over year. Our field backlog ended fiscal year 2022 at $11.1 billion, up 13% versus the prior year, led by growth in install across our North America field business.
- Through our disciplined execution, we overcame significant inflationary pressures during the second half of the fiscal year, helping drive sequential margin improvement and improved booked margins on our longer cycle field backlog. During the year, we also made great strides in managing supply chain headwinds through close collaboration with suppliers while constantly improving our supply chain management. As we closed the fiscal year, we saw gradual improvements in our supply chain.
- We exceeded our productivity program target of $230 million in savings for the fiscal year and have implemented additional operational enhancement levers through business functionalization, simplification, and our ERP roll-out, expected to drive our productivity further and mitigate future disruptions.
- During fiscal year 2022, we continued to deliver on our commitment to return capital to our shareholders by repurchasing approximately 21.7 million shares for approximately $1.4 billion. We also distributed over $920 million in quarterly dividends to our shareholders, continuing our tradition of paying a consecutive dividend since 1887. In December 2021, our Board of Directors approved an increase to our regular quarterly cash dividend to $0.34 per share. In March 2022, our Board of Directors again approved an increase to our regular quarterly cash dividend to $0.35 per common share.

➜ Leading in Connectivity and Advancing our Digital Transformation — Combining 135 Years of Experience with Cutting-Edge Technology Focused on the Future of Smart, Connected and Sustainable Buildings

- During 2022, we achieved significant milestones in enhancing and commercializing our OpenBlue platform to solve the dynamic needs of our customers. With the launch of our OpenBlue Gateway, we took a critical step in accelerating the connectivity of our equipment, which further enables our ability to deliver enhanced digital services.

We also launched our connected controls platform, helping customers intelligently automate buildings and reach the next level of optimization for indoor air quality, energy efficiency, and carbon reduction goals.

- In keeping with our broader strategy to enhance our technology portfolio and innovation capabilities, we completed the acquisitions of Foghorn and Tempered, bringing industry-leading capabilities to our digital platform. Both acquisitions further our strategy to develop and deploy AI-enabled edge devices while addressing the importance of data security. Foghorn's industry-leading Edge AI platform accelerates our innovation and vision for smart autonomous buildings through OpenBlue. Tempered's industry-leading Edge security and proprietary Airwall technology, embedded into our OpenBlue Bridge, enhances the trust and connectivity of our growing network, and advances our vision of enabling fully autonomous buildings that are inherently resilient to cyberattacks.
- During 2022, we made significant progress in scaling our OpenBlue digital platform, launching 12 new major offerings, and greatly expanding our partner ecosystem. These partnerships have allowed us to add capabilities to our OpenBlue platform, enhance device management, strengthen cybersecurity protections, facilitate co-development with technology leaders, speed our time to market, and amplify our customer reach.
- Throughout 2022, OpenBlue was recognized as a leading platform that is helping transform the smart building environment. During the third quarter, we were recognized as a leader in Connected Chillers by Frost and Sullivan and were awarded "Sustainability Changemaker" and "U.S. IoT Partner of the Year" by Microsoft for our OpenBlue Platform.
- We launched two new OpenBlue Innovation Centers, helping further the development of AI-enabled building control system products and services to accelerate our development and deployment of a full portfolio of digital solutions.

➜ **Accelerating Vectors of Growth — Positioned to Capture Resilient and Growing Secular Trends Across Healthy Buildings and Decarbonization**

- Our portfolio is aligned with strong secular trends including government incentives for sustainability and energy efficiency, urbanization, and smarter and safer buildings and infrastructure. During fiscal 2022, we released OpenBlue Indoor Air Quality as a Service and fostered key partnerships to commercialize net zero capabilities with IONICBlue Sustainability as a Service and our proprietary Sustainability Maturity Assessment tool, helping customers deliver on their net zero goals.
- We have gained significant traction across our Healthy Buildings and Sustainability Infrastructure groups, growing orders and expanding customer pipelines globally. Our continued digitalization of service offerings places us in a unique position to provide customers with a digitally transformed environment to use data more effectively, improve efficiency, lower costs, reduce emissions, enhance occupant health, and drive productivity.
- In June 2022, we were recognized as Microsoft's 2022 Sustainability Changemaker in recognition of our OpenBlue Enterprise Manager delivering on sustainability, operational efficiencies, space optimization, and occupant health goals. During the fourth quarter, we were named to Fortune's 2022 "Change the World List" for our OpenBlue solutions and OpenBlue Net Zero Buildings as a Service offering.

➜ **Key Leadership Appointments — Strengthening our Leadership Team to Foster a High-Performance Culture of Commercial Excellence**

- In October 2021, we named Marlon Sullivan our new Executive Vice President & Chief Human Resources Officer. Mr. Sullivan brings the skills, experience, and dynamism to drive the talent strategies and high-performance culture needed to enable a digital, solutions-oriented workforce that will help position us as the leading solutions provider for smart, healthy, and connected buildings.
- In May 2022, Anu Rathninde joined us as our new Vice President and President, Asia Pacific. In this role, Mr. Rathninde brings extensive engineering, technical and global leadership experience as he oversees Johnson Controls operations across the Asia Pacific region.
- In June 2022, Rodney Clark was named our Vice President and Chief Commercial Officer. In this newly-created role, Mr. Clark leads global sales excellence efforts across the company. Mr. Clark's extensive experience developing customer and partner relationships in the digital space positions him to help lead our global growth strategy to serve customers and partners through innovative, high-value solutions and service offerings.
- In November 2022, Lei Zhang Schlitz was named our new Vice President and President, Global Products. Ms. Schlitz brings a wealth of experience and knowledge to the role as we seek to drive growth and deliver increased customer value through a wide range of building portfolio products.

Sustainability Leadership


Climate
Product Stewardship
Diversity
Social Impact
Sustainable Value Chain
Governance
Equity & Inclusion
Sustainability & Corporate Responsibility

At Johnson Controls, we deliver innovation to create efficient products and services that empower customers and contribute to a clean economy. We create intelligent buildings and efficient energy solutions to enable smart cities and communities. We grow our business by providing sustainable, efficient products and services, improving productivity, empowering our people, and reducing the environmental footprint of our operations and supply chain.

We believe that through leadership in sustainability, we create long-term benefit for our customers, employees, shareholders, and society as a whole. In 2022, we continued to position our company for long-term resilience and global leadership in smart, sustainable buildings. Our roadmaps for goal achievement ensure ownership and accountability is embedded throughout the organization to deliver on our commitments. 2022 highlights include:

- At the invitation of His Majesty King Charles III, our Chairman and CEO was asked to be the leader of the Sustainable Markets Initiative Sustainable Buildings Task Force, which is a leading initiative to coordinate the global effort to accelerate the private sector transition to a low-carbon, sustainable future. The Sustainable Buildings Task Force is comprised of leaders from global companies within the built environment, working together to accelerate the decarbonization of the built environment and the delivery of net-zero buildings.
- We received an EcoVadis Platinum sustainability rating in 2022, awarded to only the top 1% of more than 100,000 companies rated by EcoVadis across environment, ethics, labor and human rights and sustainable procurement.
- We continue to work to deliver significant emissions reductions across our global footprint. In 2022, we launched an enterprise-wide effort to decarbonize our most energy-consuming buildings, leveraging our OpenBlue Net Zero Buildings offering to reduce energy and emissions.
- We continue to invest in new product innovation. Research and development was allocated toward sustainable products and services, as defined by our growth vectors of decarbonization, indoor environmental quality, and connected buildings. In 2022, launches included our Choice Heat Pump Rooftop Units, which enables electrification of loads that are traditionally met with gas heat, the Air-cooled Centrifugal YVAM Chiller, which enables super-efficient cooling for data center applications and the OpenBlue Connected Chillers platform, which dramatically improves energy efficiency and reduces chiller downtime.
- We are honored to be recognized for our ongoing innovation and leadership across environment, social and governance:
  - Global 100 Most Sustainable Corporations by Corporate Knights
  - Named as Microsoft's Global Sustainability Changemaker for 2022
  - EcoVadis Platinum, top 1% of more than 100,000 companies assessed
  - 2022 Fortune Change the World list
  - Forbes Best Employers for Diversity
  - 100 Best Corporate Citizens by 3BL Media for the 17th year in a row
  - World's Most Ethical Companies by Ethisphere for the 15th time
  - AAA rating by MSCI for the 4th year in a row
  - ESG Industry Top Rated by Sustainalytics
  - Leadership CDP Climate Change score
  - Awarded the Terra Carta Seal, recognizing companies who are leading their peers in creating genuinely sustainable markets

Zero Harm Vision

At Johnson Controls we are committed to ***Zero Harm to People and the Environment***. Beginning in fiscal year 2020, we launched our updated Zero Harm Vision, with focus on 3 pillars: “Safety,” “Health & Wellness,” and “Environment.”


Zero
Harm
to people and
the environment
Safety
Health and Wellness
Environment

Within each Zero Harm pillar, corporate and business stakeholders collaborate to define and implement new initiatives to achieve our vision. This includes collaboration with leaders across business operations, environmental health and safety, human resources and sustainability. The Board of Directors and the Governance and Sustainability Committee provide oversight over our Zero Harm Vision, with the Governance and Sustainability Committee receiving regular updates on Zero Harm initiatives and progress and the full Board regularly reviewing enterprise-wide health and safety data.

During 2022, we continued to make progress on our Zero Harm initiatives:

- We launched globally standardized minimum EHS expectations for 3rd party subcontractors performing work on behalf of us at our facilities and/or at customer sites. We provided operations teams with an online tool to easily document and manage EHS spot checks performed on 3rd party subcontractor activities.
- We launched a new EHS training compliance tracking tool, allowing all site level operations to track and monitor training status of their workforce on selected critical safety training topics: Working at Height, Electrical Safety, Confined Space Entry, Forklift Operations, Crane Operations, and Lock-Out/Tag-out.
- In June, we held our global “Zero Harm Week” with daily activities for JCI teams across the globe focusing on one of the Zero Harm pillars.
- We continued focusing on our safety performance, resulting in a continued low Total Recordable Incident Rate (TRIR) of 0.39 (per 200,000 workhours) and a Significant Injury Frequency (SIF) of 0.35 (per 1,000,000 workhours).

Building Trust and Protecting Privacy

Building trust is important to Johnson Controls and to our customers. We have created a Global Privacy Office and a Global Privacy Program that is involved throughout the development of our products and solutions. Our privacy program is designed with the most stringent global privacy laws in mind and in accordance with the internationally accepted principles of Privacy by Design. This approach allows our products to be used compliantly by customers all over the world, putting choice and control into the hands of the customer.

In fiscal 2022, we launched our Privacy Center, a one-of-a-kind tool for customers, vendors, employees, investors, and regulators. The Privacy Center outlines the ways our products and processes are developed to empower compliance with privacy and data protection laws around the world, and how Privacy by Design is embedded in our products and services. Our Data Privacy Sheets instill confidence and trust in our customers by providing product-specific information on data processing and demonstrating Privacy by Design features.

We have received several global privacy seals and certifications, which exemplify our compliance with international standards and commitment to provide the most flexible capabilities around global data transfers. These certifications include:

- APEC Cross Border Privacy Rules (CBPR);
- APEC Privacy Recognition for Processors (PRP);
- TRUSTe Enterprise Privacy Seal; and
- Binding Corporate Rules for Controllers (BCR-C).

Our Director Nominees


73% of our director nominees are diverse
Independent
10
91%
1
Gender
4
36% female
7
Female
Racial/Ethnic/LGBTQ+
3
27%
8
Geographic
6
55%
5
Non-US Citizens
Executive Leadership Experience
Directors with significant leadership experience over an extended period, including as chief executive officer or chief financial officer, provide the Company with special insight into how large organizations operate, including strategy, productivity, regulatory concerns, talent development and risk management.
11/11
Experience Leading Global Teams
Directors who have worked in global companies have experience in markets outside of the United States and bring valuable knowledge to the Company, including exposure to different cultural perspectives and practices, and provide critical insight in light of the Company's global operations.
11/11
Financial and Accounting Expertise
Directors with an understanding of accounting and financial reporting processes, particularly in large global businesses, provide an important oversight role.
8/11
Public Policy Experience
Directors with public policy and government experience have key insight into the role of regulatory issues and government affairs affecting the Company.
6/11
Cybersecurity, Technology and Innovation
Directors who have expertise in cybersecurity, IT, technology fields and/or driving technological innovation are important as we continue to transform and evolve our business through digital solutions and services.
7/11
Manufacturing and Industry Experience
Directors who have experience in the industry and markets served by the Company offer valuable perspective for operations.
10/11
Corporate Governance Experience
Directors with experience in corporate governance, such as service on boards and board committees, or as governance executives of other large, public companies, are familiar with the dynamics and operation of a board of directors and the impact that governance policies have on the Company.
11/11
Corporate Responsibility/Sustainability
Directors with experience in corporate responsibility initiatives, including sustainability, help drive our mission to create smart and sustainable buildings for the communities in which we live, work, learn and play.
8/11
M&A Experience
Directors with experience in M&A provide key insights relevant to our business portfolio and our long-term strategic planning.
8/11

We are asking you to vote ***FOR*** all the Director nominees listed below. All current Directors attended at least 75% of the Board and committee meetings on which he or she sits. Detailed information regarding these individuals is set forth in this Proxy Summary and under Proposal Number One. The Governance and Sustainability Committee and the Board believe that the qualifications, skills, experience and attributes set forth in this Proxy Statement for all individuals nominated for election support the conclusion that these individuals are qualified to serve as Directors and collectively possess a variety of skills, professional experience, and diversity of backgrounds that align with our needs and allows our Board to effectively oversee our business. As previously disclosed, David Yost will retire from the Board at the 2023 Annual General Meeting pursuant to our director retirement policy.

Summary information on our Directors is set forth below.

					Current Committee Membership			
Nominee	Age	Director Since	Principal Occupation	Independent	AC	CC	EC	GC
Jean Blackwell	68	2018	Retired Executive Vice President & Chief Financial Officer of Cummins Inc.	●			●	Chair
Pierre Cohade	61	2018	Former Chief Executive Officer of Triangle Tyre Co. Ltd.	●	●			
Michael E. Daniels	68	2010	Retired Senior Vice President of Global Technology at IBM	●		Chair	●	
W. Roy Dunbar	61	2017	Retired CEO and Chairman of Network Solutions	●		●		
Gretchen R. Haggerty	67	2018	Retired Executive Vice President & Chief Financial Officer of United States Steel Corporation	●	Chair		●	
Ayesha Khanna*	49	N/A	Co-Founder and Chief Executive Officer of Addo	●				
Simone Menne	62	2018	Former Chief Financial Officer, Boehringer Ingelheim	●	●			
George R. Oliver	62	2012	Chairman and Chief Executive Officer of Johnson Controls				●	
Jürgen Tinggren**	64	2014	Retired Chief Executive Officer and Director of Schindler Group	●			●	●
Mark Vergnano	64	2016	Retired Chief Executive Officer and Chairman of The Chemours Company	●		●		
John D. Young	58	2018	Retired Chief Business Officer, Pfizer Inc.	●				●

AC = Audit Committee
CC = Compensation and Talent Development Committee
EC = Executive Committee
GC = Governance and Sustainability Committee

* New Director nominee
** Independent Lead Director

Corporate Governance Snapshot

We are committed to maintaining robust governance practices and a strong ethical culture that benefit the long-term interests of our shareholders. We, with the oversight of our Board, regularly review, update and enhance our corporate governance practices and compliance and training programs, as appropriate, in light of shareholder interests, changes in applicable laws, regulations and stock exchange requirements, and the evolving needs of our business. Our corporate governance and compliance practices include:

Board and Committee Self Evaluations

- Annual Board and committee self-assessments
- Lead Director and the Chair of the Governance and Sustainability Committee consult with each Director supplementing formal evaluations

Tenure

- Balance of new and experienced Directors. More than 50% of Director nominees have tenures of less than 6 years and average tenure is < 7 yrs
- Directors may not stand for reelection after age 75

Independent Oversight

- 10 of 11 Director nominees are independent
- 3 fully independent Board committees
- Strong, independent Lead Director with significant governance duties, including chairing regular executive sessions of independent Directors and hosting regular Board update calls
- Independent Directors regularly meet in executive session

Best Practices

- A comprehensive anti-hedging and anti-pledging policy is in place under our Insider Trading Policy
- Absolute majority voting for Directors in uncontested elections
- Clawback policy permits the Company to recoup certain compensation payments in the event of a significant restatement of financial results for any reason or where an executive officer has engaged in misconduct that has resulted in, or has the potential to result in, material reputational or financial harm

Risk Oversight

- Risk oversight by the Board and its committees
- Board and committee oversight of sustainability and other environmental, social and governance matters

Share Ownership Requirements

- Robust executive share ownership requirements (6x of base salary for the CEO, 3x base salary for all other NEOs)
- Robust Director share ownership requirements (5x of annual retainer)

Our Board adopted our Corporate Governance Guidelines, Code of Conduct, and charters for our Governance and Sustainability Committee, Audit Committee, Compensation and Talent Development Committee and Executive Committee to assist the Board in the exercise of its responsibilities and to serve as a framework for the effective governance of the Company. You can access our current committee charters, our Corporate Governance Guidelines and our Code of Conduct in the “Corporate Governance” section of the “Investor Relations” page of our website.

Non-Binding Advisory Vote on Executive Compensation

Proposal Number Five is our annual advisory vote on the Company's executive compensation philosophy and program. Detailed information regarding these matters is included under the heading "Compensation Discussion & Analysis," and we urge you to read it in its entirety. Our compensation philosophy and structure for executive officers remains dedicated to the concept of paying for performance and continues to be heavily weighted with performance-based awards.

Pay-for-performance	✓	Set majority of compensation as variable and at-risk
	✓	Tie incentives to performance against financial, operational, strategic and individual goals
	✓	Use quantifiable and measurable performance metrics and goals that are clearly disclosed
	✓	Provide significant upside and downside potential for superior and low performance
Target pay appropriately	✓	Conduct competitive market based total compensation benchmark analysis against similarly sized industrial companies for comparable positions
Align interests with our stakeholders	✓	Design programs that discourage unnecessary or excessive risk-taking
	✓	Cap payout opportunities under the incentive plans
	✓	Require minimum vesting periods for equity awards
	✓	Reward long-term financial results that drive value creation through a balanced equity mix
	✓	Operate meaningful share ownership guidelines
	✓	Provide a pay recoupment (i.e., clawback) policy
	✓	Prohibit insider trading, hedging and pledging of Company stock
	✓	Engage with shareholders on executive compensation matters
	✓	Engage an independent compensation consultant to provide analysis and advice
	✓	Conduct an annual say-on-pay vote
Avoid poor governance practices	✗	No tax gross-ups on any change-in-control benefits
	✗	No single-trigger accelerated vesting on a change-in-control (double-trigger provisions)
	✗	No discounting, reloading or re-pricing of share options without shareholder approval
	✗	No guaranteed compensation or guaranteed increases
	✗	No excessive perquisites
	✗	No employment agreements with executive officers, except where legally required, in which case they follow market norms
	✗	No dividends paid on unvested restricted share units or performance share units until such awards vest

PROPOSAL NUMBER ONE

ELECTION OF DIRECTORS

Upon the recommendation of the Governance and Sustainability Committee, the Board has nominated for election at the Annual General Meeting a slate of 11 nominees, 10 of whom currently serve on our Board. Dr. Khanna was recommended for nomination to serve as a Director by the Board with the support of the Governance and Sustainability Committee. Biographical information regarding each of the nominees is set forth below. We are not aware of any reason why any of the nominees will not be able to serve if elected. The term of office for members of the Board of Directors commences upon election and terminates upon completion of the first Annual General Meeting of Shareholders following election.



Jean Blackwell, Age 68

Director Since: June 2018
Independent: Yes
Committee: Governance, Executive
Other Public Directorships:
- Celanese Corporation
- Ingevity Corporation

Ms. Blackwell served as Chief Executive Officer of Cummins Foundation and Executive Vice President, Corporate Responsibility, of Cummins Inc., a global power leader that designs, manufactures, distributes and services diesel and natural gas engines and engine-related component products, from March 2008 until her retirement in March 2013. She previously served as Executive Vice President and Chief Financial Officer from 2003 to 2008, Vice President, Cummins Business Services from 2001 to 2003, Vice President, Human Resources from 1998 to 2001, and Vice President and General Counsel from 1997 to 1998. Prior thereto, Ms. Blackwell was a partner at the Indianapolis law firm of Bose McKinney & Evans LLP from 1984 to 1991. She has also served in state government, including as Executive Director of the Indiana State Lottery Commission and State of Indiana Budget Director. Ms. Blackwell serves as a Director of Celanese Corporation, a global technology and specialty materials company, and Ingevity Corporation, a leading global manufacturer of specialty chemicals and high performance carbon materials. Ms. Blackwell previously served as a Director of Essendant Inc., a leading national wholesale distributor of business products, from 2007 to 2018 and Phoenix Companies Inc., a life insurance company, from 2004 to 2009.

Skills and Qualifications

Extensive experience as a business leader, including serving as the Chief Financial Officer of Cummins Inc. Deep financial acumen as CFO and senior finance leader in engine-related industry. Experience serving on the board of directors of multiple international companies. Significant knowledge of the global marketplace gained from her business experience and background. Extensive experience with public policy and ESG topics through service as CEO of the Cummins Foundation and Executive Vice President of Corporate Responsibility for Cummins Inc. Significant board leadership experience through her service as board chair and chair of multiple committees at other public companies. Experience leading global teams.



Pierre Cohade, Age 61

Director Since: December 2018
Independent: Yes
Committee: Audit
Other Public Directorships:
- CEAT Ltd.

Mr. Cohade served as the Chief Executive Officer of Triangle Tyre, China's largest private tire manufacturer from 2015 to 2016. From 2013 to 2015, Mr. Cohade was a Senior Advisor at ChinaVest, Wells Fargo's investment banking affiliate in China. During 2012, he served as an independent consultant for various private equity concerns. Prior thereto he served as the President, Asia Pacific, of The Goodyear Tire & Rubber Company from 2004 to 2011. From 2003 to 2004, Mr. Cohade served as the Division Executive Vice President of the Global Water and Beverage division of Danone SA. From 1985 to 2003, Mr. Cohade served in roles of increasing responsibility at Eastman Kodak Co., ultimately serving as the Chairman of Kodak's Europe, Africa, Middle East and Russia Region. Mr. Cohade serves as a Director of CEAT Ltd., one of India's leading tire manufacturers, Deutsche Bank China and Eurofor Group, a distributor of drilling machines and equipment. Mr. Cohade previously served as a director of Acorn International Inc., a leading marketing and branding company in China focused on content creation, distribution, and product sales through digital media, from 2017 to 2021. Mr. Cohade is currently the Chairman of IMA in China, a leading peer group forum for CEOs and senior executives located in China, and is an independent advisor to companies on China, strategy and operations.

Skills and Qualifications

Extensive experience as a business leader in a number of industries. Experience leading large business units at The Goodyear Tire & Rubber Company, Danone SA, and Eastman Kodak Co. Significant experience in a number of senior global positions, with extensive experience and expertise in China. Deep experience in the consumer products industry. Experience in overseeing manufacturing and operations in China at The Goodyear Tire & Rubber Company and Triangle Tyre. Experience engaging with regulators and governments on public policy issues in Asia. Experience leading corporate responsibility initiatives at Goodyear Tire & Rubber Company and Triangle Tyre. Experience leading global teams.



Michael E. Daniels, Age 68

Director Since: March 2010
Independent: Yes
Committees: Compensation, Executive
Other Public Directorships:
- Thomson Reuters
- SS&C Technologies, Inc.

Mr. Daniels was the Senior Vice President and Group Executive of IBM Services, a business and IT services company with operations in more than 160 countries around the world, prior to his retirement in March 2013. In this role, Mr. Daniels had worldwide responsibility for IBM's Global Services business operations in outsourcing services, integrated technology services, maintenance, and Global Business Services, the consulting and applications management arm of Global Services. Since he joined IBM in 1976, Mr. Daniels held a number of leadership positions in sales, marketing and services, and was general manager of several sales and services businesses, including IBM's Sales and Distribution operations in the United States, Canada and Latin America; its Global Services team in the Asia Pacific region; Product Support Services; Availability Services; and Systems Solutions. Mr. Daniels serves as a Director of Thomson Reuters, a provider of intelligent information for businesses, and SS&C Technologies, a provider of specialized software, software enabled services and software as a service solutions to the financial services industry.

Skills and Qualifications

Decades of senior leadership experience at IBM. Broad and extensive global business experience in a wide range of global roles as an executive at IBM, including decades of experience in the service space. Deep understanding of critical areas of enterprise service functions and information technology, including cybersecurity. Experience as a senior manager of a global organization as well as international experience living and working in a variety of cultures. Experience leading global teams at IBM and in service on the compensation committee of public companies.



W. Roy Dunbar, Age 61

Director Since: June 2017
Independent: Yes
Committee: Compensation
Other Public Directorships:
- Duke Energy Corporation
- McKesson Corporation
- SiteOne Landscape Supplies

Mr. Dunbar was Chairman of the Board of Network Solutions, a technology company and web service provider, and was the Chief Executive Officer from January 2008 until October 2009. Mr. Dunbar also served as the President of Global Technology and Operations for MasterCard Incorporated from September 2004 until January 2008. Prior to MasterCard, Mr. Dunbar worked at Eli Lilly and Company for 14 years, serving as President of Intercontinental Operations, and earlier as Chief Information Officer. He currently serves as a Director of Duke Energy Corporation, one of America's largest energy holding companies, McKesson Corporation, a national wholesale distributor of pharmaceuticals and SiteOne Landscape Supply, Inc., a national wholesale distributor of landscape supplies.
Mr. Dunbar previously served as a Director of Humana, Inc., Lexmark International and iGate.

Skills and Qualifications

Extensive experience leading across functional disciplines. Significant experience as a leader and director across US and international markets. Experience in leading innovation through information technology at MasterCard and Eli Lilly, including managing cybersecurity risk. Experience in global leadership and service as a director on the compensation committees of multiple companies. Career-spanning depth of experience across numerous disciplines including healthcare, information technology, payments, insurance and renewable energy.



Gretchen R. Haggerty, Age 67

Director Since: March 2018
Independent: Yes
Committee: Audit, Executive
Other Public Directorships:
- Teleflex Corporation

Ms. Haggerty retired in August 2013 after a 37-year career with United States Steel Corporation, an integrated global steel producer, and its predecessor, USX Corporation, which, in addition to its steel production, also managed and supervised energy operations, principally through Marathon Oil Corporation. From March 2003 until her retirement, Ms. Haggerty served as Executive Vice President & Chief Financial Officer and also served as Chairman of the U. S. Steel & Carnegie Pension Fund and its Investment Committee. Earlier, she served in various financial executive positions at U. S. Steel and USX, beginning in November 1991 when she became Vice President & Treasurer. Ms. Haggerty is currently a Director of Teleflex Incorporated, a global provider of medical technology products, and is a former Director of USG Corporation, a leading manufacturer of building materials.

Skills and Qualifications

Decades of senior leadership experience at U. S. Steel Corporation and USX Corporation. Deep financial acumen as CFO and senior finance leader in steel and energy industries. Experience serving on the board of directors of multiple international companies. Significant knowledge of the global marketplace gained from her business experience and background. Experience leading global teams.



Dr. Ayesha Khanna, Age 49

Director Since: New Director Nominee
Independent: Yes
Committee: N/A
Other Public Directorships: None

Dr. Khanna is the co-founder and CEO of Addo, a privately held artificial intelligence firm with a focus on smart cities, a position she has held since 2017. From 2015-2016, prior to founding Addo, Dr. Khanna served as the Chief Executive Officer of The Keys Global, an education hub for students in coding, robotics, 3D printing and other new technologies. She previously served as Co-Founder and Director of Hybrid Reality Institute, a research and advisory group established to analyze the social impact of accelerating technologies, from 2010-2014. In addition, Dr. Khanna spent more than a decade on Wall Street developing large scale trading, risk management and data analytics systems. Dr. Khanna was previously a director of Aveva, a publicly-traded multinational engineering and industrial software solutions provider. She is also a director of Neom Tonomous, a subsidiary of Neom, responsible for the delivery of the cognitive infrastructure for the $500 billion smart city under development in Saudi Arabia. Dr. Khanna has a PhD of Information Systems and Innovation from the London School of Economics and Political Science and has been a strategic advisor on artificial intelligence, smart cities and fintech to corporations and governments. She is also the founder and Chair of 21st Century Girls (21C Girls) a charity delivering free coding, artificial intelligence and web3 classes for girls in Singapore.

Skills and Qualifications

Extensive experience in technology and innovation through her professional and educational experience, including deep, focused expertise on artificial intelligence and smart cities. Public policy experience advising governments on artificial intelligence and smart cities and through membership in organizations such as the World Economic Forum’s Global Future Councils and the Singapore Infocomm Media Authority. Executive leadership experience founding and leading Addo. Deep understanding of risks related to the emerging impacts of accelerating technologies. Experience leading global teams.



Simone Menne, Age 62

Director Since: March 2018
Independent: Yes
Committee: Audit
Other Public Directorships:
- Deutsche Post DHL Group
- Henkel AG & Co. KGaA

Ms. Menne served as Chief Financial Officer at Boehringer Ingelheim GmbH, Germany's second largest pharmaceutical company, from September 2016 to December 2017. She previously served as the Chief Financial Officer at Deutsche Lufthansa AG ("Lufthansa") from January 2016 to August 2016 and as a member of its Executive Board from July 2012 to August 2016. She also served as Chief Officer of Finances and Aviation Services at Lufthansa from July 2012 to January 2016. Prior thereto she served in a number of roles of increasing responsibility at Lufthansa from 1989 to 2012. She currently serves on the Supervisory Boards of Deutsche Post DHL Group and Henkel AG &Co. KGaA. She also serves on the Börsensachverständigenkommission (Exchange Experts Commission, BSK) and on the Supervisory Board of Russell Reynolds Associates, a global search and leadership advisory firm. Ms. Menne serves as President of the American Chamber of Commerce Germany.

Skills and Qualifications

Decades of senior leadership experience at Lufthansa and Boehringer Ingelheim. Experience serving on the supervisory boards of multiple international companies. Deep financial acumen as CFO and senior finance leader in transportation and pharmaceutical industries. Significant knowledge of the global marketplace gained from her business experience and background. Experience leading global teams in industries driven by technology and innovation.



George R. Oliver, Age 62

Director Since: September 2012
Independent: No
Committee: Executive
Other Public Directorships:
- Raytheon Technologies

Mr. Oliver became our Chairman and Chief Executive Officer in September 2017. He previously served as our President and Chief Operating Officer following the completion of the merger with Tyco. Prior to that, Mr. Oliver was Tyco's Chief Executive Officer, a position he held since September 2012. He joined Tyco in July 2006, and served as President of a number of operating segments from 2007 through 2011. Before joining Tyco, Mr. Oliver had a more than 20-year career with General Electric (GE), where he served in operational roles of increasing responsibility in several divisions, including as president and chief executive officer of GE Water and Process Technologies and president and chief executive officer of GE Engine Services, as well as previous leadership roles in GE's Aircraft Engines and Appliances divisions. Mr. Oliver also serves as a Director on the board of Raytheon Technologies, an aerospace and defense company. Mr. Oliver serves as Chairman of the Energy & Environment Committee of the Business Roundtable, an association of chief executive officers of America's leading companies and as the Chairman of the Sustainable Buildings Task Force for The Sustainable Markets Initiative.

Skills and Qualifications

Extensive leadership experience over several decades as an executive at Johnson Controls, Tyco and GE. Nearly a decade of experience with Tyco, first as president of several of its business units and then as CEO. Experience as a director, CEO and a senior manager of global organizations. Experience leading global teams at Johnson Controls, Tyco and GE. Experience driving Johnson Controls' sustainability initiatives. Public policy experience through participation in non-governmental organizations including the Business Roundtable and World Economic Forum, as well as engaging with state and national lawmakers on public policy issues. Mr. Oliver offers valuable insights and perspective on the day to day management of the Company's affairs.



Jürgen Tinggren, Age 64

Director Since: March 2014
Independent: Yes
Committees: Governance, Executive
Other Public Directorships:
- N.V. Bekaert S.A.

Mr. Tinggren served as the Chief Executive Officer of the Schindler Group, a global provider of elevators, escalators and related services, through December 2013 and was a member of the Board of Directors of Schindler from March 2014 to 2016. He joined the Group Executive Committee of Schindler in April 1997, initially responsible for Europe and thereafter for the Asia/Pacific region followed by Technology and Strategic Procurement. In 2007, he was appointed Chief Executive Officer and President of the Group Executive Committee of the Schindler Group. Mr. Tinggren also serves as Chairman and head of the Nomination and Governance Committee of N.V. Bekaert S.A., a Belgian based supplier of steel cord products for tire reinforcement and other specialty steel wire products. From 2014 to 2018 he was a Director of the Sika AG Group and from 2017 to 2020 he was a director and Audit Committee member of OpenText Corporation.

Skills and Qualifications

Extensive business experience as CEO and board member of leading global companies. Experience as senior executive of European, U.S. and Asian based organizations, deep understanding of international markets. Deep understanding of building services, industrial products and installation and service businesses. Deep financial understanding as CEO of Schindler. Deep understanding of digital businesses from his tenure as a Director of OpenText. Significant experience with mergers and acquisitions. Experience leading global teams as CEO of Schindler.



Mark Vergnano, Age 64

Director Since: September 2016
Independent: Yes
Committee: Compensation
Other Public Directorships:
- Waters Corporation

Mr. Vergnano served as the Chairman of the Board of The Chemours Company, a titanium technologies, fluoroproducts, and chemical solutions producer, from July 2021 until his retirement in April 2022. Previously, Mr. Vergnano served as the President and Chief Executive Officer of Chemours from July 2015 to July 2021. He served as Executive Vice President, E. I. du Pont de Nemours and Company from 2009 to June 2015. While at DuPont, he served as Group Vice President—Safety & Protection from 2006 to 2009, Vice President and General Manager—DuPont Surfaces and Building Innovations from 2005 to 2006 and Vice President and General Manager—DuPont Nonwovens from 2003 to 2005.

Mr. Vergnano joined DuPont in 1980 as a process engineer and held a variety of manufacturing, technical and management assignments throughout multiple global locations in DuPont’s organization. Mr. Vergnano is currently a director of Waters Corporation, a specialty measurement company. Mr. Vergnano is a former Chairman of the Board of Directors for both the National Safety Council, and the American Chemistry Council. He is the founding chair of the Future of Stem Scholars Initiative and the Vergnano Institute for Inclusion at the University of Connecticut.

Skills and Qualifications

Extensive global business experience as an executive and CEO of Chemours and DuPont. Experience as senior executive of a multinational company. Deep understanding of the operations, global sales and marketing in both the chemical and industrial sectors. Deep financial understanding as CEO of Chemours. Experience leading global teams as CEO of Chemours and in managing a variety of functions and business units at DuPont, including developing and driving DuPont’s government affairs, public policy and corporate social responsibility strategies.



John D. Young, Age 58

Director Since: December 2017
Independent: Yes
Committee: Governance
Other Public Directorships:
- Arnivas, Inc.
- Haleon plc

Mr. Young served as the Chief Business Officer of Pfizer Inc. from January 2019 until December 2021 and Special Advisor to the CEO from January 2022 until his retirement in July 2022. From January 2018 to December 2018, he served as Group President of Pfizer Innovative Health, and from June 2016 to January 2018 he served as Group President, Pfizer Essential Health. He was Group President, Global Established Pharma Business for Pfizer from January 2014 until June 2016 and President and General Manager, Pfizer Primary Care from June 2012 until December 2013. He also served as Pfizer's Primary Care Business Unit's Regional President for Europe and Canada from 2009 until June 2012 and U.K. Country Manager from 2007 until 2009. Mr. Young is currently a director of Arnivas, Inc., a clinical-stage biopharmaceutical company and Haleon plc, a leading consumer healthcare business.

Skills and Qualifications

Extensive experience as a business leader with 30 years' experience with Pfizer. Experience leading large business units at Pfizer. Significant experience in a number of senior global positions at Pfizer. Specialized expertise in developing healthcare solutions in a variety of medical disciplines, including through technology and innovation. Experience in corporate social responsibility as a member of the Board of the Pfizer Foundation and his role in overseeing Pfizer's ESG strategy and commitments. Experience leading global teams.

Election of each Director requires the affirmative vote of a majority of the votes properly cast by the holders of ordinary shares represented at the Annual General Meeting in person or by proxy. Each Director's election is the subject of a separate resolution and shareholders are entitled to one vote per share for each separate Director election resolution.

The Board unanimously recommends that shareholders vote ***FOR*** the election of each nominee for Director to serve until the completion of the next Annual General Meeting.

PROPOSAL NUMBER TWO

Appointment of Auditors and Authority to Set Remuneration

PricewaterhouseCoopers LLP ("PwC") served as our independent auditors for the fiscal year ended September 30, 2022. The Audit Committee has selected and appointed PwC to audit our financial statements for the fiscal year ending September 30, 2023. The Board, upon the recommendation of the Audit Committee, is asking our shareholders to ratify the appointment of PwC as our independent auditors for the fiscal year ending September 30, 2023 and to authorize the Audit Committee of the Board of Directors to set the independent auditors' remuneration. Although approval is not required by our Memorandum and Articles of Association or otherwise, the Board is submitting the selection of PwC to our shareholders for ratification because we value our shareholders' views on the Company's independent auditors. If the appointment of PwC is not approved by shareholders, it will be considered as notice to the Board and the Audit Committee to consider the selection of a different firm. Even if the appointment is approved, the Audit Committee, in its discretion, may select a different independent auditor at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

The Audit Committee considers many factors when appointing our independent auditor, including the reasonableness of audit fees, the potential for disruption in our business due to the loss of cumulative institutional knowledge possessed by our current auditor, and the quality of the independent audit firm and overall audit process. In connection with the mandated rotation of PwC's lead engagement partner, the Audit Committee is directly involved in the selection of PwC's new lead engagement partner. The members of the Audit Committee and the Board believe that the continued retention of PwC to serve as our independent auditor is in our and our shareholders' best interests.

Representatives of PwC will attend the Annual General Meeting and will have an opportunity to make a statement if they wish. They will also be available to answer questions at the meeting.

For independent auditor fee information, information on our pre-approval policy of audit and non-audit services, and the Audit Committee Report, please see below.

The ratification of the appointment of the independent auditors and the authorization for the Audit Committee to set the remuneration for the independent auditors requires the affirmative vote of a majority of the votes properly cast by the holders of ordinary shares represented at the Annual General Meeting in person or by proxy.

The Audit Committee and the Board unanimously recommend a vote ***FOR*** these proposals.

Audit and Non-Audit Fees

Aggregate fees for professional services rendered to the Company by its independent auditors as of and for the two most recent fiscal years are set forth below. The aggregate fees include fees billed or reasonably expected to be billed for the applicable fiscal year. Fees for fiscal year 2022 include fees billed or reasonably expected to be billed by PwC. All Audit, Audit-Related, Tax and All Other services described below were pre-approved by the Audit Committee.

	Fiscal Year 2022	Fiscal Year 2021
	(in millions)	(in millions)
Audit Fees	$ 22.0	$ 22.0
Audit-Related Fees	2.3	0.8
Tax Fees	2.2	3.4
All Other Fees	0.1	0.4
Total	$ 26.6	$ 26.6

Audit Fees for the fiscal year ended September 30, 2022 were for professional services rendered by PwC and include fees for services performed to comply with auditing standards of the PCAOB (United States), including the annual audit of our consolidated financial statements including reviews of the interim financial statements contained in Johnson Controls' Quarterly Reports on Form 10-Q, issuance of consents and the audit of our internal control over financial reporting. This category also includes fees for audits provided in connection with statutory filings or services that generally only the principal auditor reasonably can provide to a client, such as assistance with and review of documents filed with the SEC.

Audit-Related Fees for the fiscal year ended September 30, 2022 were for services rendered by PwC and include fees associated with assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. This category includes fees related to assistance in financial due diligence related to mergers, acquisitions and divestitures, carve-outs associated with divestitures and spin-off transactions, consultations concerning financial accounting and reporting standards and regulatory requirements, issuance of comfort letters associated with debt offerings, pre-implementation reviews of certain information technology systems, audits of pension and other employee benefit plans and audit services not required by statute or regulation.

Tax Fees for the fiscal year ended September 30, 2022 were for services rendered by PwC and primarily include fees associated with tax audits, tax compliance, tax consulting, transfer pricing and tax planning. This category also includes tax planning on mergers and acquisitions and restructurings, as well as other services related to tax disclosure and filing requirements.

All Other Fees for the fiscal year ended September 30, 2022 were for services rendered by PwC and primarily include fees associated with training seminars related to accounting, finance and tax matters, technology tools related to accounting and reporting research, and other permissible advisory services.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee has a pre-approval policy that provides guidelines for the audit, audit-related, tax and other permissible non-audit services that may be provided by the independent auditors. The policy identifies the guiding principles that must be considered by the Audit Committee in approving services to ensure that the auditors' independence is not impaired. The policy provides that the Corporate Controller will support the Audit Committee by providing a list of proposed services to the Committee, monitoring the services and fees pre-approved by the Committee, providing periodic reports to the Audit Committee with respect to pre-approved services and ensuring compliance with the policy.

Under the policy, the Audit Committee annually pre-approves the audit fee and terms of the engagement, as set forth in the engagement letter. This approval includes approval of a specified list of audit, audit-related and tax services. Any service not included in the specified list of services must be submitted to the Audit Committee for pre-approval. No service may extend for more than 12 months, unless the Audit Committee specifically provides for a different period. The independent auditor may not begin work on any engagement without confirmation of Audit Committee pre-approval from the Corporate Controller or his or her delegate.

In accordance with the policy, the chair of the Audit Committee has been delegated the authority by the Committee to pre-approve the engagement of the independent auditors for a specific service when the entire Committee is unable to do so. All such pre-approvals must be reported to the Audit Committee at the next Committee meeting.

Audit Committee Report

The Audit Committee of the Board is composed of four Directors, each of whom the Board has determined meets the independence and experience requirements of the NYSE and the SEC. The Audit Committee operates under a charter approved by the Board, which is posted on our website. As more fully described in its charter, the Audit Committee oversees Johnson Controls' financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process. Management assures that the Company develops and maintains adequate financial controls and procedures, and monitors compliance with these processes. Johnson Controls' independent auditors are responsible for performing an audit in accordance with auditing standards generally accepted in the United States to obtain reasonable assurance that Johnson Controls' consolidated financial statements are free from material misstatement and expressing an opinion on the conformity of the financial statements with accounting principles generally accepted in the United States. The internal auditors are responsible to the Audit Committee and the Board for testing the integrity of the financial accounting and reporting control systems and such other matters as the Audit Committee and Board determine.

In this context, the Audit Committee has reviewed the U.S. GAAP consolidated financial statements for the fiscal year ended September 30, 2022, and has met and held discussions with management, the internal auditors and the independent auditors concerning these financial statements, as well as the report of management and the report of the independent registered public accounting firm regarding the Company's internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act. Management represented to the Committee that Johnson Controls' U.S. GAAP consolidated financial statements were prepared in accordance with U.S. GAAP. In addition, the Committee has discussed with the independent auditors the auditors' independence from Johnson Controls and its management as required under Public Company

Accounting Oversight Board Rule 3526, Communication with Audit Committees Concerning Independence, and the matters required to be discussed by Public Company Accounting Oversight Board Auditing Standard AU Section 380 (Communication with Audit Committees) and Rule 2-07 of SEC Regulation S-X.

In addition, the Audit Committee has received the written disclosures and the letter from the independent auditor required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence. Based upon the Committee's review and discussions referred to above, the Committee recommended that the Board include Johnson Controls' audited consolidated financial statements in Johnson Controls' Annual Report on Form 10-K for the fiscal year ended September 30, 2022 filed with the Securities and Exchange Commission and that such report be included in Johnson Controls' annual report to shareholders for the fiscal year ended September 30, 2022.

Submitted by the Audit Committee,
Gretchen R. Haggerty, Chair
Pierre Cohade
Simone Menne
R. David Yost

PROPOSAL NUMBER THREE

AUTHORIZATION TO MAKE MARKET PURCHASES OF COMPANY SHARES

We have historically used open-market share purchases as a means of returning cash to shareholders and managing the size of our base of outstanding shares. These are longstanding objectives that management believes are important to continue.

Under Irish law, neither the Company nor any subsidiary of the Company may make market purchases or overseas market purchases of the Company's shares without shareholder approval. Accordingly, shareholders are being asked to authorize the Company, or any of its subsidiaries, to make market purchases and overseas market purchases of up to 10% of the Company's issued shares. This authorization expires after eighteen months unless renewed; accordingly, we expect to propose renewal of this authorization at subsequent Annual General Meetings.

Such purchases would be made only at price levels which the Directors considered to be in the best interests of the shareholders generally, after taking into account the Company's overall financial position. The Company currently expects to effect repurchases under our existing share repurchase authorization as redemptions pursuant to Article 3(d) of our Articles of Association. Whether or not this proposed resolution is passed, the Company will retain its ability to effect repurchases as redemptions pursuant to its Articles of Association, although subsidiaries of the Company will not be able to make market purchases or overseas market purchases of the Company's shares unless the resolution is adopted.

In order for the Company or any of its subsidiaries to make overseas market purchases of the Company's ordinary shares, such shares must be purchased on a market recognized for the purposes of the Companies Act 2014. The New York Stock Exchange, on which the Company's ordinary shares are listed, is specified as a recognized stock exchange for this purpose by Irish law. The general authority, if approved by our shareholders, will become effective from the date of passing of the authorizing resolution.

Ordinary Resolution

The text of the resolution in respect of Proposal 3 (which is proposed as an ordinary resolution) is as follows:

> RESOLVED, that the Company and any subsidiary of the Company is hereby generally authorized to make market purchases and overseas market purchases of ordinary shares in the Company ("shares") on such terms and conditions and in such manner as the Board of Directors of the Company may determine from time to time but subject to the provisions of the Companies Act 2014 and to the following provisions:
>
> (a) The maximum number of shares authorized to be acquired by the Company and/or any subsidiary of the Company pursuant to this resolution shall not exceed, in the aggregate, 71,660,000 ordinary shares of US $0.01 each (which represents slightly less than 10% of the Company's issued ordinary shares).
>
> (b) The maximum price to be paid for any ordinary share shall be an amount equal to 110% of the closing price on the New York Stock Exchange for the ordinary shares on the trading day preceding the day on which the relevant share is purchased by the Company or the relevant subsidiary of the Company, and the minimum price to be paid for any ordinary share shall be the nominal value of such share.
>
> (c) This general authority will be effective from the date of passing of this resolution and will expire on the earlier of the date of the Annual General Meeting in 2024 or eighteen months from the date of the passing of this resolution, unless previously varied, revoked or renewed by ordinary resolution in accordance with the provisions of section 1074 of the Companies Act 2014. The Company or any such subsidiary may, before such expiry, enter into a contract for the purchase of shares which would or might be executed wholly or partly after such expiry and may complete any such contract as if the authority conferred hereby had not expired.

The authorization for the Company and/or any of its subsidiaries to make market purchases and overseas market purchases of Company shares requires the affirmative vote of a majority of the votes properly cast (in person or by proxy) at the Annual General Meeting.

The Board unanimously recommends that shareholders vote ***FOR*** this proposal.

PROPOSAL NUMBER FOUR

Determine the Price Range at which the Company can Re-Allot Treasury Shares

Our historical open-market share repurchases and other share buyback activities result in ordinary shares being acquired and held by the Company as treasury shares. We may re-allot treasury shares that we acquire through our various share buyback activities in connection with our executive compensation program and our other compensation programs.

Under Irish law, our shareholders must authorize the price range at which we may re-allot any shares held in treasury (including by way of re-allotment off-market). In this proposal, that price range is expressed as a minimum and maximum percentage of the prevailing market price (as defined below). Under Irish law, this authorization expires after eighteen months unless renewed; accordingly, we expect to propose the renewal of this authorization at subsequent Annual General Meetings.

The authority being sought from shareholders provides that the minimum and maximum prices at which an ordinary share held in treasury may be re-allotted are 95% and 120%, respectively, of the average closing price per ordinary share of the Company, as reported by the New York Stock Exchange, for the thirty (30) trading days immediately preceding the proposed date of re-allotment, save that the minimum price for a re-allotment to satisfy an obligation under an employee share plan is the par value of a share. Any re-allotment of treasury shares will be at price levels that the Board considers in the best interests of our shareholders.

Special Resolution

The text of the resolution in respect of Proposal 4 (which is proposed as a special resolution) is as follows:

> RESOLVED, that the re-allotment price range at which any treasury shares held by the Company may be re-allotted shall be as follows:
>
> (a) the maximum price at which such treasury share may be re-allotted shall be an amount equal to 120% of the "market price," and
>
> (b) the minimum price at which a treasury share may be re-allotted shall be the nominal value of the share where such a share is required to satisfy an obligation under an employee share plan operated by the Company or, in all other cases, an amount equal to 95% of the "market price," and
>
> (c) for the purposes of this resolution, the "market price" shall mean the average closing price per ordinary share of the Company, as reported by the New York Stock Exchange, for the thirty (30) trading days immediately preceding the proposed date of re-allotment.
>
> FURTHER RESOLVED, that this authority to re-allot treasury shares shall expire on the earlier of the date of the Annual General Meeting of the Company held in 2024 or eighteen months after the date of the passing of this resolution unless previously varied or renewed in accordance with the provisions of section 109 and/or 1078 (as applicable) of the Companies Act 2014 (and/or any corresponding provision of any amended or replacement legislation) and is without prejudice or limitation to any other authority of the Company to re-allot treasury shares on-market.

The authorization of the price range at which the Company may re-allot any shares held in treasury requires the affirmative vote of at least 75% of the votes properly cast (in person or by proxy) at the Annual General Meeting.

The Board unanimously recommends that shareholders vote ***FOR*** this proposal.

PROPOSAL NUMBER FIVE

Advisory Vote on Executive Compensation

The Board recognizes that providing shareholders with an advisory vote on executive compensation can produce useful information on investor sentiment with regard to the Company's executive compensation programs. As a result, this proposal provides shareholders with the opportunity to cast an advisory vote on the compensation of our executive management team, as described in the section of this Proxy Statement entitled ***"Compensation Discussion & Analysis,"*** and endorse or not endorse our fiscal 2022 executive compensation philosophy, programs and policies and the compensation paid to the Named Executive Officers.

The advisory vote on executive compensation is non-binding, meaning that our Board will not be obligated to take any compensation actions or to adjust our executive compensation programs or policies, as a result of the vote. Notwithstanding the advisory nature of the vote, the resolution will be considered passed with the affirmative vote of a majority of the votes properly cast by the holders of ordinary shares represented at the Annual General Meeting in person or by proxy.

Although the vote is non-binding, our Board and the Compensation and Talent Development Committee will review the voting results. To the extent there is a significant negative vote, we would communicate directly with shareholders to better understand the concerns that influenced the vote. The Board and the Compensation and Talent Development Committee would consider constructive feedback obtained through this process in making future decisions about executive compensation programs.

Advisory Non-Binding Resolution

The text of the resolution, which if thought fit, will be passed as an advisory non-binding resolution at the Annual General Meeting, is as follows:

> RESOLVED, that shareholders approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed in the Compensation Discussion & Analysis section of this Proxy Statement.

The Board unanimously recommends that shareholders vote ***FOR*** this proposal.

PROPOSAL NUMBER SIX

Advisory Vote on The Frequency of the Executive Compensation Vote

The Dodd-Frank Act requires us to include, at least once every six years, an advisory vote regarding how often shareholders wish to cast the advisory vote on executive compensation. In casting their advisory vote, shareholders may choose among four options (1) an annual vote, (2) a vote every two years (biennial), (3) a vote every three years (triennial) or (4) to abstain from voting.

The Board believes that an annual vote is appropriate for the Company because it provides shareholders the opportunity to provide frequent feedback on overall compensation philosophy, design and implementation.

The advisory vote on the frequency of the advisory vote on executive compensation is non-binding, meaning that our Board will not be obligated to take any actions or to adjust the frequency of the advisory vote on executive compensation as a result of the vote. Although the vote is non-binding, our Board and the Compensation and Talent Development Committee will review the voting results and consider the feedback obtained through this process in making future decisions about the frequency of the advisory vote on executive compensation.

The Board unanimously recommends that shareholders elect the ***ANNUAL*** option when casting their advisory vote with respect to this proposal.

PROPOSAL NUMBER SEVEN

AUTHORIZATION FOR DIRECTORS TO ALLOT COMPANY SHARES

Under Irish law, directors of an Irish public limited company must have authority from its shareholders to issue any shares, including shares which are part of the company's authorized but unissued share capital. The Company's current authorization, approved by shareholders at our 2022 Annual General Meeting, will expire on March 8, 2023 — the date of the 2023 Annual General Meeting. We are presenting this proposal to renew the Board's authority to issue authorized but unissued shares on the terms set forth below. If this proposal is not passed, the Company will have a limited ability to issue new ordinary shares.

We understand it is customary practice for Irish companies listed in the U.S. to seek shareholder authority to issue shares up to an aggregate nominal value of up to 20% of the aggregate nominal value of the company's issued share capital and for such authority to be renewed each year. Therefore, in accordance with customary practice in Ireland and the rules and standards applicable to companies listed in the U.S., we are seeking approval to issue up to a maximum of 20% of our issued ordinary share capital for a period expiring on the earlier of the date of the Company's Annual General Meeting in 2024 or September 8, 2024, unless otherwise renewed, varied or revoked. The Directors of the Company expect to propose renewal of this authorization at subsequent Annual General Meetings.

Granting the Board this authority is a routine matter for public companies incorporated in Ireland and is consistent with Irish market practice. This authority is fundamental to our business and enables us to issue shares, including, if applicable, in connection with funding acquisitions and raising capital. We are not asking you to approve an increase in our authorized share capital or to approve a specific issuance of shares. Instead, approval of this proposal will only grant the Board the authority to issue shares that are already authorized under our Articles of Association upon the terms below. In addition, because we are a NYSE-listed company, our shareholders continue to benefit from the protections afforded to them under the rules and regulations of the NYSE and SEC, including those rules that limit our ability to issue shares in specified circumstances. This authorization is required as a matter of Irish law and is not otherwise required for other companies listed on the NYSE with whom we compete. Accordingly, approval of this resolution would merely place us on par with other NYSE-listed companies.

Ordinary Resolution

The text of the resolution in respect of Proposal 7 (which is proposed as an ordinary resolution) is as follows:

> "**RESOLVED** that the directors be and are hereby generally and unconditionally authorized to exercise all powers to allot and issue relevant securities (within the meaning of section 1021 of the Companies Act 2014) up to an aggregate nominal value of US $1,433,400 (being equivalent to approximately 20% of the aggregate nominal value of the issued share capital of the Company as at the last practicable date prior to the issue of the notice of this meeting) and the authority conferred by this resolution shall expire on the earlier of the date of the Company's Annual General Meeting in 2024 or September 8, 2024, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."
>
> As required under Irish law, the resolution in respect of this proposal is an ordinary resolution that requires the affirmative vote of a majority of the votes properly cast (in person or by proxy) at the Annual General Meeting.

The Board unanimously recommends that shareholders vote ***FOR*** this proposal.

PROPOSAL NUMBER EIGHT

Waiver of Statutory Pre-Emption Rights

Under Irish law, unless otherwise authorized, when an Irish public limited company issues shares for cash to new shareholders, it is required first to offer those shares on the same or more favorable terms to existing shareholders of the company on a pro-rata basis (commonly referred to as the pre-emption right). Our current authorization, approved by shareholders at our 2022 Annual General Meeting, will expire on March 8, 2023 — the date of the 2023 Annual General Meeting. We are therefore proposing to renew the Board's authority to opt-out of the pre-emption right on the terms set forth below.

It is customary practice in Ireland to seek shareholder authority to opt-out of the pre-emption rights provision in the event of the issuance of shares for cash, if the issuance is limited to up to 5% of a company's issued ordinary share capital. It is also customary practice for such authority to be renewed on an annual basis.

Therefore, in accordance with customary practice in Ireland, we are seeking this authority, pursuant to a special resolution, to authorize the directors to issue shares for cash up to a maximum of approximately 5% of the Company's authorized share capital without applying statutory pre-emption rights for a period expiring on the earlier of the Annual General Meeting in 2024 or September 8, 2024, unless otherwise varied, renewed or revoked. We expect to propose renewal of this authorization at subsequent Annual General Meetings.

Granting the Board this authority is a routine matter for public companies incorporated in Ireland and is consistent with Irish customary practice. Similar to the authorization sought for Proposal 7, this authority is fundamental to our business and, if applicable, will facilitate our ability to fund acquisitions and otherwise raise capital. We are not asking you to approve an increase in our authorized share capital. Instead, approval of this proposal will only grant the Board the authority to issue shares in the manner already permitted under our Articles of Association upon the terms below. Without this authorization, in each case where we issue shares for cash, we would first have to offer those shares on the same or more favorable terms to all of our existing shareholders. This requirement could cause delays in the completion of acquisitions and capital raising for our business. This authorization is required as a matter of Irish law and is not otherwise required for other companies listed on the NYSE with whom we compete. Accordingly, approval of this resolution would merely place us closer to par with other NYSE-listed companies.

Special Resolution

The text of the resolution in respect of Proposal 8 (which is proposed as a special resolution) is as follows:

> "RESOLVED that the directors be and are hereby empowered pursuant to section 1023 of the Companies Act 2014 to allot equity securities (as defined in section 1023 of that Act) for cash, pursuant to the authority conferred by proposal 7 of the notice of this meeting as if sub-section (1) of section 1022 of that Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities up to an aggregate nominal value of US $358,000 (being equivalent to approximately 5% of the aggregate nominal value of the issued share capital of the Company as at the last practicable date prior to the issue of the notice of this meeting) and the authority conferred by this resolution shall expire on the earlier of the Company's Annual General Meeting in 2024 or September 8, 2024, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the directors may allot equity securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

As required under Irish law, the resolution in respect of Proposal 8 is a special resolution that requires the affirmative vote of at least 75% of the votes cast. In addition, under Irish law, the Board may only be authorized to opt-out of pre-emption rights if it is authorized to issue shares, which authority is being sought in Proposal 7.

The Board unanimously recommends that shareholders vote ***FOR*** this proposal.

GOVERNANCE OF THE COMPANY

Vision and Values of Our Board

Our vision is a safe, comfortable and sustainable world. In addition to achieving financial performance objectives, our Board and management believe that we must assume a leadership position in the area of corporate governance to fulfill our vision. Our Board believes that good governance requires not only an effective set of specific practices but also a culture of responsibility throughout the company, and governance at Johnson Controls is intended to optimize both. Johnson Controls also believes that good governance ultimately depends on the quality of its leadership, and it is committed to recruiting and retaining Directors and officers of proven leadership ability and personal integrity. Our Board has adopted *Corporate Governance Guidelines* which provide a framework for the effective governance of Johnson Controls.

Johnson Controls' Values: How We Seek to Conduct Ourselves

Integrity First

We promise honesty and transparency. We uphold the highest standards of integrity and honor the commitments we make.

Purpose Led

We believe in doing well by doing good and hold ourselves accountable to make the world a better place through the solutions we provide, our engagement in society, the way we do business, and our commitment to protect people and the environment.

Customer Driven

We win when our customers win. Our long-term strategic relationships provide unique insights and the ability to deliver exceptional customer experiences and solutions.

Future Focused

Our culture of innovation and continuous improvement drives us to solve today's challenges while constantly asking 'what's next.'

One Team

We are one team, dedicated to working collaboratively together to create the purposeful solutions that propel the world forward.

Purpose Led and Customer Driven Board Engagement

The Board recognizes the importance of sustainability in the Company's vision, values and strategy.

During fiscal year 2022, the Governance and Sustainability Committee provided oversight and guidance to management in connection with Company's continued progress toward its ESG goals, as well as the planning and execution of the Company's sustainability strategy.

The full Board was frequently engaged with management on the intersection of sustainability and the Company's business strategy, reviewing and discussing the Company's strategy to be a leader in building decarbonization. During fiscal 2022, the Board directly engaged with customers of the Company's North American field business. These engagements gave the Board greater insight into the efficiency and decarbonization goals driving the Company's customer base and how the Company is partnering with its customers to achieve these goals.

Future Focused Board Engagement

The Board frequently engages with management on the Company's digital transformation. At every regularly scheduled Board meeting, the Board received updates from management on how the Company was developing and executing its strategy to build and expand its digital capabilities to deliver new and differentiated services grounded in deep understandings of how the Company's customers operate, including outcome-based solutions that address customers' needs to improve energy efficiency, enhance security and reduce greenhouse gas emissions.

During 2022, the Board toured one of the Company's chiller manufacturing facilities. This included a deep-dive review of key product lines that are being enhanced with digital technology to drive the Company's digital strategy. The Board applied the knowledge gained from these sessions to provide advice and oversight to management.

Board Mission/Responsibilities

The mission of the Board is to promote the long-term value and health of Johnson Controls in the interests of shareholders and set an ethical "tone at the top." All corporate authority is exercised by the Board except for those matters reserved to the shareholders. The Board has retained oversight authority — defining and overseeing the implementation of and compliance with standards of accountability and monitoring the effectiveness of management policies and decisions in an effort to ensure that the Company is managed in such a way to achieve its objectives. The Board delegates its authority to management for managing the everyday affairs of the Company. The Board requires that senior management review major actions and initiatives with the Board prior to implementation. The Board regularly engages with management on significant strategic matters, evaluating risk, strategic rationale, long-term value and other criteria when advising management during the course of its review and approval of management's operational plan and other significant strategic matters. Management, not the Board, is responsible for managing the Company.

WORKING DYNAMICS
- Candid discussions
- Open access to management and information
- Focus on reputation and performance
- Regular engagement between formal meetings

BOARD COMPOSITION
- Broad range of skills and experiences
- Independence
- Diversity

BOARD EFFECTIVENESS

BOARD STRUCTURE
- Strong Lead Director role
- Three standing committees
- All independent Directors on each standing committee

GOVERNANCE PRACTICES
- Candid self-evaluation
- Oversight of CEO/management performance
- Board/management succession planning

Areas of Focus for the Board

Strategy and Operations

Ensuring that processes are in place designed to maintain the integrity and ethical conduct of the Company; reviewing and approving the strategic plans and profit plans; reviewing corporate performance and staying apprised of relations with shareholders

Governance and Risk Management

Overseeing and evaluating management's systems and processes for the identification, assessment, management, mitigation and reporting of major risks; establishing corporate governance standards

Talent and Succession Planning

Overseeing and evaluating management's systems and senior management performance and compensation; providing advice and counsel to senior management; plan for effective succession

Board Composition and Effectiveness

Recommending candidates to the shareholders for election to the Board; setting standards for Director qualification, orientation and continuing education; reviewing and assessing the Board's leadership structure; and undertaking an annual performance evaluation regarding the effectiveness of the Board

Board Composition, Tenure and Expertise

The Director nominees as a whole are strong in their diversity, vision, strategy and business judgment. They posses a robust collective knowledge of management and leadership, business operations, crisis management, risk assessment, industry knowledge, accounting and finance, technology and innovation, public policy, sustainability and corporate social responsibility, corporate governance and global markets:

Skills and Expertise

	Blackwell	Cohade	Daniels	Dunbar	Haggerty	Khanna	Menne	Oliver	Tinggren	Vergnano	Young
Executive Leadership Experience	■	■	■	■	■	■	■	■	■	■	■
Experience Leading Global Teams	■	■	■	■	■	■	■	■	■	■	■
Financial and Accounting Expertise	■	■	■		■		■	■	■	■	
Public Policy Experience	■	■				■		■		■	■
Cybersecurity, Technology and Innovation			■	■		■	■	■	■		■
Manufacturing and Industry Experience	■	■	■	■	■		■	■	■	■	■
Corporate Governance Experience	■	■	■	■	■	■	■	■	■	■	■
Corporate Responsibility/Sustainability	■	■	■	■		■		■		■	■
M&A Experience	■	■	■		■			■	■	■	■
Background											
Years on the Board	4	4	13	5	5	0*	5	10	9	11	5
Age	68	61	68	61	67	49	62	62	64	64	58
Gender	F	M	M	M	F	F	F	M	M	M	M
Diversity*	■	■		■	■	■	■		■		■

** New Director nominee*
*** Diversity includes Female / Racial / Ethnic / LGBTQ+ and Geographically Diverse (Non-US Citizenship)*


91%
of our director nominees are independent
4 have tenure of > 6 years
6 have tenure between 4-6 years
1 new director nominee
73%
of our director nominees are diverse
6 were born outside of the US
4 are Women
2 are racially diverse
1 is LGBTQ+


BOARD REFRESHMENT
+7 Directors Added / Nominated
–7 Directors Departed
2016
2022

Board Leadership

The Board's leadership structure generally includes a combined Chairman and CEO role with a strong, independent non-executive Lead Director. The Board believes our overall corporate governance measures help ensure that strong, independent Directors continue to effectively oversee our management and key issues related to strategy, risk and integrity; executive compensation; CEO evaluation; and succession planning. In choosing generally to combine the roles of Chairman and CEO, the Board takes into consideration the importance of in-depth, industry-specific knowledge and a thorough understanding of our business environment and risk management practices in setting agendas and leading the Board's discussions. Combining the roles also provides a clear leadership structure for the management team and serves as a vital link between management and the Board. Mr. Oliver's extensive leadership experience and understanding of the history, strategy and progression of the Company, first as CEO of Tyco beginning in 2012 and then as CEO of the Company since 2017, provides a deep, unique perspective that enables him to ensure that the Board's agendas, presentations and discussions are thorough and thoughtfully constructed based on the key issues and risks impacting the Company. This allows the Board to perform its oversight role with the benefit of management's perspective on our business strategy and all other aspects of the business. Our Board periodically reviews its determination to have a single individual act both as Chairman and CEO.

Currently, the Board operates with a designated Lead Director with a well-defined role. The Lead Director, currently Mr. Jürgen Tinggren, acts as an intermediary between the Board and senior management. Among other things, the Lead Director's duties include:

- Working with Mr. Oliver to develop and approve Board agendas and meeting schedules
- Developing agendas for and chairing executive sessions of independent Directors
- Serving as principal liaison between the independent Directors and Mr. Oliver on sensitive issues
- Advising Mr. Oliver on the content of the information sent to the Board
- Being reasonably available for direct communication with the Company's major shareholders

Mr. Tinggren joined our Board in 2014. During his tenure as a Board member, Mr. Tinggren has established strong and effective working relationships with his fellow Directors and garnered their trust and respect. Furthermore, he has demonstrated strong leadership skills, independent thinking and a deep understanding of our business. Mr. Tinggren' s deep understanding of building services, industrial products and installation and service businesses are valuable in helping the Board exercise its risk oversight function as the Company seeks to be a smart buildings solutions leader. Mr. Tinggren is highly engaged and is routinely in direct contact with the CEO and members of senior management. Mr. Tinggren collaborates with Mr. Oliver and the other Directors on board governance and Director succession, providing feedback on the functioning of the board and identification and recruitment of new Director candidates. Mr. Tinggren's level of engagement allows him to have a significant impact on the operation of the Board, as well as the Company's strategic and operational initiatives.

Along with the CEO, the Lead Director also hosts Board update calls on a monthly basis in the periods between Board meetings to keep the Directors current on important developments in the business as well as the status of key strategic and operational initiatives. These update calls provide Directors with the opportunity to stay current on matters impacting the Company, which facilitates more efficient and robust discussions at the regularly scheduled Board meetings.

Board Oversight of Strategy

One of the Board's primary responsibilities is overseeing management's establishment and execution of the Company's strategy and the associated risks. The full Board oversees strategy and strategic risk through robust and constructive engagement with management, taking into consideration our key priorities, global trends impacting our business, regulatory developments and disruptors to our businesses. The Board's oversight of our strategy primarily occurs through deep-dive annual reviews of the Company's long-term strategic plans. During these reviews, management provides the Board with its view of the key commercial and strategic risks and opportunities faced by the Company; and the Board provides management with feedback on whether management has identified the key risks and opportunities and is taking appropriate responsive actions. In addition to the annual deep-dive strategic review, because the Company's strategic initiatives are subject to rapidly evolving business dynamics, the Board regularly receives updates on key strategic initiatives throughout the year to ensure progress is being made against goals, understand where adjustments or refinements to strategy may be appropriate and stay current on issues impacting the business.

The Board's oversight of strategy was prominent throughout the year as the Company continued its journey to become a smart building solutions leader. At every regularly scheduled Board meeting, the Board received updates from management on how the Company was developing and executing its strategy to build and expand its digital capabilities to deliver new and differentiated services including outcome-based solutions that address customers' needs to improve energy efficiency and reduce greenhouse gas emissions. These discussions were supplemented by a deep dive review into how the Company is managing cybersecurity risk in OpenBlue and the lifecycle of digital products, allowing the Company to both mitigate risk and differentiate its digital offerings with leading cybersecurity capabilities. The Board also engaged with management on how the Company is developing its decarbonization business, with in depth discussions covering the decarbonization and sustainability industry, customer dynamics and insights, and how the Company is developing capabilities to lead customers on their decarbonization journey.

The Board engaged further with management on key risks to the Company's strategy. This included focused discussions on the Company's supply chain as the Company experienced headwinds from global supply chain disruptions. The Board engaged with management on a range of topics, including the Company's manufacturing operations, supply chain and key manufacturing components. This enabled the Board to understand supply chain market dynamics, specific forces impacting the Company, ongoing mitigation measures and how the Company is reshaping its manufacturing and supply chain strategies to address current challenges and prepare for the future.

The Board applied the knowledge gained from these sessions to provide advice and oversight to management as the Company worked to refine and execute its strategy in fiscal year 2022 and into fiscal year 2023. The oversight provided by the Board was carried over into its committees, with the Compensation and Talent Development Committee monitoring the Company's efforts to build a diverse workforce that is digital capable, solutions oriented and focused on continuous learning and growth, and the Governance and Sustainability Committee monitoring the cybersecurity risks associated with the Company's digital strategy as well as the opportunities presented by trends favoring decarbonization.

Johnson Controls has a clear vision and growth agenda. The visions and values described above are designed to achieve our mission of ***helping our customers win everywhere, every day*** through a relentless focus on customer needs, developing and deploying leading products and technology, distributing our products and services through accessible channels, and attracting and retaining top talent. Johnson Controls plans to achieve these objectives through:

- ***Creating Growth Platforms*****:** Growing our business through innovation, digital services, and partnerships to drive customer outcomes and deliver enhanced value.
- ***Driving Operational improvements:*** Getting better at what we do and how we do it, to drive productivity, quality, efficiency, and excellence.
- ***Sustaining a High-Performance Culture:*** Building a safe, inclusive, sustainable, and heathy organization that develops new skills, recognizes success and rewards excellence.

For additional information on our strategy, see "Business Strategy" in Item 1 of our Annual Report on Form 10-K filed with the SEC on November 15, 2022.

Board Oversight of Talent and Succession Planning

Our Board oversees management succession planning and talent development. The Compensation and Talent Development Committee regularly reviews the CEO succession plan and the succession plans for key positions at the senior executive level across the Company. The CEO and CHRO regularly review with the Compensation and Talent Development Committee the assessment and the development of a diverse pipeline of senior leaders who are potential successors for these roles. In addition, the full Board discusses succession and/or talent management at each of its regularly scheduled meetings. These discussions are led by the CEO and Chief Human Resources Officer, with periodic assistance from other senior leaders within the Company and firms with talent assessment expertise. These discussions include critical leadership competencies, talent assessment, short and long-term development and readiness of executives, the pool of external talent, and diversity. The Board also evaluates succession and development plans in the context of our overall business strategy and culture. Potential leaders are visible to Board members through formal presentations and informal events to allow Directors to personally engage with current and future leaders. In 2022, Board members were actively involved in the search and appointment of several new officers, including the Company's Vice President and President, Global Products, Vice President and President, APAC and Chief Commercial Officer. Board members were involved in reviewing the talent pipeline of candidates and interviewing the finalist candidates prior to approving management's recommendation to appoint Lei Schlitz as Vice President and President, Global Products, Anu Rathninde as Vice President and President, APAC and Rodney Clark as Chief Commercial Officer.

In late 2020, the Compensation Committee amended its charter to change its name to the Compensation and Talent Development Committee, enhancing its oversight over our talent development and human capital management efforts. Under its revised charter, the Compensation and Talent Development Committee is charged with reviewing: the talent development and succession plans for the CEO and other senior leadership positions, our human capital management practices, policies, strategies and goals, our senior leadership pipeline development, including the recruitment, development and retention of senior leadership talent, and our diversity and inclusion initiatives and progress. In carrying out these responsibilities, the Compensation and Talent Development Committee annually reviews with our Chief Human Resources Officer: our diversity and inclusion plans and goals, reports on our organizational health, our succession planning and talent development strategy and progress, and the Company's human capital policies and practices.

We have implemented several measures that focus on ensuring accountabilities exist for attracting and developing diverse talent in our workforce. For fiscal years 2022 and 2023, our CEO and other senior leaders have diversity and inclusion objectives embedded in their annual performance goals. We have also committed to having a diverse talent pipeline by partnering with our business units in their workforce planning forecasts to develop initiatives and goals to recruit diverse talent across all leadership and skill areas. We actively develop diversity sourcing strategies and partner with external organizations that develop and supply diverse talent.

Our Board also establishes steps to address emergency CEO succession planning in extraordinary circumstances. Our emergency CEO succession planning is intended to enable our Company to respond to unexpected emergencies and minimize potential disruption or loss of continuity to our Company's business and operations.

Board and Committee Oversight of Risk Management

Our Risk Governance Structure



The Board exercises its oversight responsibility for risk both directly and through its standing committees. Throughout the year, the Board and each committee spend a portion of their time reviewing and discussing specific risk topics. Key risk topics discussed by the full Board during 2022 included cybersecurity, geopolitical risk, supply chain, talent and change management.

Board of Directors

- On an annual basis, the Chief Compliance Officer and other members of senior management report on our top enterprise risks and the steps management has taken or will take to mitigate these risks.
- Our Chief Information Officer, Chief Cybersecurity Officer and Chief Technology Officer review information technology and cybersecurity with the Board.
- The General Counsel and Chief Sustainability and External Relations Officer update the Board regularly on material legal and regulatory matters.
- Board meetings regularly include operational and strategic overviews by the CEO that describe the most significant issues, including risks, impacting the Company.
- The Chief Human Resources Officer regularly updates the Board on significant human capital matters, including succession planning, performance, diversity and inclusion, talent development and organizational health.
- The Board is regularly provided with business updates from the leaders of Johnson Controls' businesses and functions.

Audit Committee

Oversees risks related to:

- financial statements and financial reporting
- accounting and internal controls
- tax
- regulatory compliance
- internal ethics and compliance programs

Compensation and Talent Development Committee

Oversees risks related to:

- compensation policies and practices
- talent development and retention
- management succession planning
- human capital management
- diversity and inclusion
- organizational health

Governance and Sustainability Committee

Oversees risks related to:

- Company's corporate governance policies and EHS programs
- the Company's ERM process
- information technology and cybersecurity
- public policy and government relations
- corporate responsibility and sustainability/climate change

Senior Management

Johnson Control's senior management is responsible for assessing and managing the Company's various exposures to risk on a day-to-day basis, including the identification and management of risks through Johnson Controls' robust enterprise risk management ("ERM") process. The ERM is a data driven program that combines quantitative and qualitative information to ensure the most important risks are prioritized. The Company's ERM process is conducted annually and provides the enterprise with a common framework and terminology to ensure consistency in identification, reporting and management of key risks. The ERM assessment also informs the strategic planning, internal audit and sustainability processes and includes a formal process to identify and document the key risks to Johnson Controls perceived by a variety of stakeholders in the enterprise. The ERM includes a leadership review process to align standards with the immediacy or impact of the risk. The Company will consult with outside agencies as necessary to identify and understand emerging risks. The ERM process is overseen by the Company's Chief Compliance Officer, who reports to the General Counsel.

Oversight of Cybersecurity

We understand that cybersecurity is an essential component of the Board's oversight responsibility. The Board receives cybersecurity updates from senior management, including the Chief Information Officer, Chief Information Security Officer and Chief Technology Officer. These updates cover the cybersecurity risks facing our enterprise information technology structure, as well as our digital products and services. The Governance and Sustainability Committee provides a deeper level of oversight through quarterly engagements with senior management, including the Chief Information Officer, Chief Information Security Officer and Chief Product Security Officer, to review our cybersecurity program, including the highest risk areas and key mitigation strategies. Topics covered in fiscal year 2022 included: cybersecurity certifications, incident response, cyber forensics and cyber governance. We have experienced, and expect to continue to experience, cyber threats and incidents; and the Governance and Sustainability Committee receives quarterly reports on any notable incidents that may have occurred during the quarter, as well as updates on cybersecurity events impacting the marketplace (whether or not the Company is impacted). To date, no such incidents have been material to the Company.

Our policies, standards, and procedures apply to all users to ensure the workforce is aware of threats and the importance of information security and cybersecurity. The cybersecurity policies and standards were created following ISO 27001 for the overall enterprise and ISA/IEC 62443 for automation and control system products. We leverage multiple channels to promote cybersecurity topics, deliver targeted initial and refresher training for all users, and conduct an annual mandatory global information security training campaign with certification, which is translated into 20 languages. These elements are designed to maintain a risk aware culture.

Our vulnerability management program assures that vulnerability assessments are continually conducted with specific frequencies for specific asset types to validate system health against known threats. We also engage with third parties to perform security assessments of our technology environments. In 2022, we engaged a third party to conduct an enterprise penetration test; the results of which were shared with the Governance and Sustainability Committee. We leverage multiple tools, which are routinely updated with new signatures, to continually respond to evolving threats identified as part of our threat detection capability. Events with cyber security impacts are routed to the IT and Product Security Incident Response function for triage, investigation, and if necessary, mitigation. We also maintain a cybersecurity insurance policy.

Oversight of Political Spending

We participate in the public policy process in various ways including corporate government affairs activities designed to educate policymakers on key issues related to our business, political giving through the Johnson Controls Political Action Committee ("PAC"), and limited direct corporate political contributions. To promote transparency, we make this information publicly available on our website and through various government filings, as required by law.

Our PAC is governed by a steering committee, which is chaired by our Executive Vice President & General Counsel and made up of business and functional leaders across the Company. The steering committee provides operational oversight and direction of PAC activities. The steering committee also reviews candidate recommendations and uses the PAC's selection criteria to determine who will receive financial support.

Our lobbying and political activities are overseen by our Chief Sustainability & External Relations Officer, who works closely with our legal department to ensure compliance with our political engagement policy. Our Executive Vice President & General Counsel, Chief Sustainability & External Relations Officer, and Chief Ethics and Compliance Officer meet together regularly with the Chief Executive Officer and the senior leadership team to review legislative, regulatory and political developments.

The Governance and Sustainability Committee provides primary board-level oversight in reviewing our corporate political activity and public policy efforts. Our Chief Sustainability & External Relations Officer reports to the Governance and Sustainability Committee on our governmental outreach, PAC and other political activities on a quarterly basis and the full Board is briefed on government relations matters at least annually.

Director Orientation

All new Directors participate in our director orientation program during the first few months on our Board. New Directors receive an extensive suite of onboarding materials covering Director responsibilities, corporate governance practices and policies, business strategies, leadership structure, and long-term plans. They then participate in a series of meetings with management representatives from our business and functional areas to review and discuss information about the Company's strategic plans, financial statements, and key issues, policies, and practices. Based on feedback from our Directors, we believe this onboarding approach provides new Directors with a strong foundation for understanding our businesses, connects Directors with members of management with whom they will interact, and accelerates their effectiveness to engage fully in Board deliberations.

Director Education

Our Board believes that Director education is key to the ability of Directors to fulfill their roles and supports Board members in their continuous learning. Directors may enroll in continuing education programs at our expense on corporate governance and critical issues associated with a Director's service. The Corporate Secretary, in collaboration with the Governance and Sustainability Committee, advises Directors of opportunities for continuing Director education in areas important to the Company and the overall functioning of the Board. Our Board also hears regularly from management on numerous subjects, including investor relations, human capital management, sustainability, technology, regulatory developments, data privacy, and cybersecurity. In addition, the Board periodically participates in site visits to our facilities.

For example, in 2022, our Board participated in two site visits to Charlotte, North Carolina and San Antonio, Texas. The Board met with our North American field business in Charlotte, gaining deeper insight into our field operations, performance contracting and how we plan to leverage digital and decarbonization capabilities to create outcome-based solutions for our customers. The visit also provided the Board with direct engagement with customers, allowing the Board to understand our customers' objectives and how we are partnering with them to achieve their desired outcomes.

In San Antonio, the Board engaged in a deep dive review of our product development process at our chiller manufacturing facility. There, the Board toured the facility and met with employees and management, gaining a deeper understanding of our product lines, product development strategy, manufacturing process and supply chain, including how we are enhancing key product lines with digital technology to drive our strategy.

Shareholder Engagement

In 2022, we continued our focus on regularly engaging with our shareholders. We reached out to holders of over 65% of our shares outstanding. Meetings were requested by four shareholders, representing approximately 22% of the Company's outstanding shares. During these meetings, we discussed many topics including our executive compensation program, diversity and inclusion, supply chain, sustainability, PFAS oversight and management and OpenBlue. Investors provided valuable comments and perspectives on the Company's governance, risk and compensation practices and were generally supportive of the Company's approach in these areas. Investors also expressed their approval of the Company's corporate responsibility and sustainability efforts. In addition, several shareholders declined or cancelled meetings noting that engagement was unnecessary due to no significant concerns with our governance and compensation practices. This outreach and the corresponding discussions provide our Board with valuable insights into our shareholders' views. We plan to continue to actively engage with our shareholders on a regular basis to better understand and consider their views.

Board Committees

To conduct its business the Board maintains three standing committees: Audit, Compensation and Talent Development, and Governance and Sustainability; and each of these NYSE-required committees are entirely composed of independent Directors. The Board also maintains an Executive Committee comprised of the Chairman, Lead Director and each committee chair that meets to review matters as delegated to it by the Board. All committees report on their activities to the Board.

The Lead Director may also convene "special committees" to review discrete matters that require the consideration of a Board committee, but do not fit within the mandate of any of the standing committees. Special committees report their activities to the Board.

To ensure effective discussion and decision making while at the same time having a sufficient number of independent Directors for its three standing committees, the Board is normally constituted of between ten and thirteen Directors. The minimum and maximum number of Directors is set forth in our Articles of Association.

The Governance and Sustainability Committee reviews the Board's governance guidelines annually and recommends appropriate changes to the Board.

Board Meetings

The Board meets at least four times annually and additional meetings may be called in accordance with our Articles of Association. Frequent board meetings are critical not only for timely decisions, but also for Directors to be well informed about Johnson Controls' operations and issues. One of these meetings will be scheduled in conjunction with the Annual General Meeting of Shareholders and Board members are required to be in attendance at such meeting either in person or by telephone. The Lead Director and the Chair of the Board are responsible for setting meeting agendas with input from the other Directors.

Committee meetings are normally held in conjunction with Board meetings. Major committee decisions are reviewed and approved by the Board. The Board Chair and committee chairs are responsible for conducting meetings and informal consultations in a fashion that encourages informed, meaningful and probing deliberations. Presentations at Board meetings are concise and focused, and they include adequate time for discussion and decision-making. An executive session of independent Directors, chaired by the Lead Director, is held at least annually, and in practice occurs at least once during most Board meetings. Mr. Tinggren ensures that the executive sessions are highly interactive and include robust discussions on the Company's strategic and operational initiatives and related risks. They also include in-depth discussions on matters such as executive performance and succession planning. These discussions are key to informing the Board's oversight role and appropriately challenging management.

Directors receive the agenda and materials for regularly scheduled meetings in advance. Best efforts are made to make materials available as soon as one week in advance, but no later than three days in advance. When practical, the same applies to special meetings of the Board. Directors may ask for additional information from, or meetings with, senior managers at any time.

Strategic planning and succession planning sessions are held at least annually at a regular Board meeting, but such sessions often occur more frequently. Succession planning meetings focus on the development and succession of not only the CEO but also the Company's other senior executives.

The Board's intent is for Directors to attend all regularly scheduled Board and committee meetings. Directors are expected to use their best efforts to attend regularly scheduled Board and committee meetings in person. All independent Board members are welcome to attend any committee meeting.

Formal Board meetings are supplemented by informal Board update calls hosted by the CEO and Lead Director. These calls are held on at least a monthly basis in the periods between Board meetings to keep the Directors current on important developments in the business as well as the status of key strategic and operational initiatives. These update calls provide Directors with the opportunity to stay current on matters impacting the Company, which facilitates more efficient and robust discussions at the regularly scheduled Board meetings.

The Board also makes periodic visits to our facilities to learn more about our products and customers. For example, in 2022 our Board participated in site visits to Charlotte, North Carolina and San Antonio, Texas.

Board and Committee Calendars

A calendar of agenda items for the regularly scheduled Board meetings and all regularly scheduled committee meetings is prepared annually by the Chair of the Board in consultation with the Lead Director, committee chairs, and other Directors.

Board Communication

Management speaks on behalf of Johnson Controls and the Board normally communicates through management with outside parties including shareholders, business journalists, analysts, rating agencies, and government regulators. In certain circumstances Directors may also meet with shareholders to discuss specific governance topics. The Board has established a process for interested parties to communicate with members of the Board, including the Lead Director. If you have any concern, question or complaint regarding our compliance with any policy or law, or would otherwise like to contact the Board, you can reach the Johnson Controls Board of Directors via email at *jciboard@jci.com*. Depending upon the nature of the communication and to whom it is directed, the Corporate Secretary will: (a) forward the communication to the appropriate Director or Directors; (b) forward the communication to the relevant department within the Company; or (c) attempt to handle the matter directly (for example, a communication dealing with a share ownership matter). Shareholders, customers, vendors, suppliers and employees can also raise concerns at *www.johnsoncontrolsintegrityhelpline.com*. Inquiries can be submitted anonymously and confidentially.

All inquiries are received and reviewed by the Integrity Helpline manager, who is part of the Compliance function. A report summarizing all items received resulting in cases is prepared for the Audit Committee of the Board. The Integrity Helpline manager directs cases to the applicable department (such as customer service, human resources, or in the case of accounting or control issues, forensic audit) and follows up with the assigned case owner to ensure that the cases are responded to in a timely manner. The Board also reviews non-trivial shareholder communications received by management through the Corporate Secretary's Office or Investor Relations.

Board and Committee Evaluation Process

1 QUESTIONNAIRES (Sept – Oct)

Each Director completes a Board self-evaluation questionnaire and a separate questionnaire for each committee on which the director serves. The Board-specific questionnaire requests ratings and solicits detailed suggestions for improving Board and committee governance processes and effectiveness. The committee-specific questionnaires are tailored to the respective committees' roles and responsibilities. Topics include:

Board and Committee meetings, Board and Committee roles and responsibilities, Board and Committee composition, culture and relationship with management.

2 DIRECTOR REVIEW (Oct – Nov)

Self-evaluation questionnaire results are compiled and summarized by the Office of the Corporate Secretary. The summaries include all specific Director comments, without attribution. Each Director receives the Board self-evaluation summary and the self-evaluation summary for each committee on which the Director serves.

The results of the committee evaluations are also shared with the Lead Director and the Chair of the Governance and Sustainability Committee.

3 INDIVIDUAL DIRECTOR INTERVIEWS (Oct – Nov)

The Lead Director and the Chair of the Governance and Sustainability Committee meet with each Director regarding the self-evaluation results.

This enables Directors to have frank conversations and address Board, Committee and individual director performance and effectiveness directly.

4 BOARD SUMMARY & FEEDBACK (Dec)

Committee self-evaluation results are discussed by each committee, and Board self-evaluation results are discussed by the full Board. Each committee and the Board identify areas for further consideration and opportunities for improvement and implement plans to address those matters. The qualifications and performance of all Board members are reviewed in connection with their re-nomination to the Board.

5 ONGOING FEEDBACK

Throughout the year, directors may discuss concerns, including those related to individual performance separately with the Lead Director.

Board Feedback & Recent Improvement Actions

Based on responses from recent Board and committee evaluations, the Board requested that senior management take the following actions:

- Consider streamlining the time allocated to presentations vs. Q&A at Board meetings to better facilitate in-depth discussions;
- Consider facilitating additional opportunities for interpersonal interaction among directors and between directors and management; and
- Consider reviewing committee rotation and Chair assignments, including whether at least one committee chair should be female.

In response to feedback provided by the Board, management worked to streamline presentations and facilitate additional interaction between directors and management. In late 2021, the Board returned to in-person meetings. In 2022, the Board conducted two site visits and participated in expanded interactions with management, leaders and other high performers during board meetings. The Board also evaluated the leadership of its committees, appointing Gretchen Haggerty as the chair of the Audit Committee and Jean Blackwell as chair of the Governance and Sustainability Committee.

The Board views self-evaluation of Board and committee performance as an integral part of its commitment to continuous improvement. The Governance and Sustainability Committee annually reviews the evaluation process and considers ways to augment it.

Board Advisors

The Board and its committees (consistent with the provisions of their respective charters) may retain their own advisors, at the expense of Johnson Controls, as they deem necessary in order to carry out their responsibilities.

Board Compensation and Share Ownership

The Governance and Sustainability Committee periodically reviews the Directors' compensation and recommends changes in the level and mix of compensation to the full Board. See the Compensation Discussion and Analysis for a detailed discussion of the Compensation and Talent Development Committee's role in determining executive compensation.

To help align Board and shareholder interests, Directors are encouraged to own Johnson Controls ordinary shares or their equivalent, with the guideline set at five times the annual cash retainer. Directors are expected to attain this minimum share ownership guideline within five years of joining the Board. Once a Director satisfies the minimum share ownership recommendation, the Director will remain qualified, regardless of market fluctuations, under the guideline as long as the Director does not sell any shares. Mr. Oliver receives no additional compensation for service as a Director.

Director Independence

To maintain its objective oversight of management, the Board consists of a substantial majority of independent Directors. Our Board annually determines the independence of each Director and nominee for election as a Director based on a review of the information provided by the Directors and the executive officers and a survey by our legal and finance departments. The Board makes these determinations under the *NYSE Listed Company Manual's* independence standards and our *Corporate Governance Guidelines*, which are more restrictive than the NYSE independence standards. Independent Directors:

- are not former officers or employees of Johnson Controls or its subsidiaries or affiliates, nor have they served in that capacity within the last five years;
- have no current or prior material relationships with Johnson Controls aside from their directorship that could affect their judgment;
- have not worked for, nor have any immediate family members that have worked for, been retained by, or received anything of substantial value from Johnson Controls aside from his or her compensation as a Director;
- have no immediate family member who is an officer of Johnson Controls or its subsidiaries or has any current or past material relationship with Johnson Controls;
- do not work for, nor does any immediate family member work for, consult with, or otherwise provide services to, another publicly traded company on whose board of directors Johnson Controls' CEO or other senior executive serves;
- do not serve as, nor does any immediate family member serve as, an executive officer of any entity with respect to which Johnson Controls' annual sales to, or purchases from, exceed the greater of two percent of either entity's annual revenues for the prior fiscal year or $1,000,000;
- do not serve, nor does any immediate family member serve, on either the board of directors or the compensation committee of any corporation that employs either a nominee for director or a member of the immediate family of any nominee for director; and
- do not serve, nor does any immediate family member serve, as a director, trustee, executive officer or similar position of a charitable or non-profit organization with respect to which the company or its subsidiaries made charitable contributions or payments in excess of the greater of $1,000,000 or two percent of such organization's charitable receipts in the last fiscal year.

Directors meet stringent definitions of independence and for those Directors that meet this definition, the Board will make an affirmative determination that a Director is independent. The Board has determined that all of the Director nominees, with the exception of Mr. Oliver, meet these standards and are therefore independent of the Company.

Director Service

Directors are elected by an affirmative vote of a majority of the votes cast (in person or by proxy) by shareholders at the Annual General Meeting. They are elected to serve for one-year terms (except in instances where a Director is elected during a special meeting), ending after completion of the next succeeding Annual General Meeting. If a Director resigns or otherwise terminates his or her directorship prior to the next Annual General Meeting, the Board may appoint an interim Director until the next Annual General Meeting. Any nominee for Director who does not receive an affirmative vote of a majority of votes cast (in person or by proxy) by shareholders at the Annual General Meeting is not elected to the Board.

Each Director is required to tender their resignation from the Board at the Annual General Meeting following his or her 75th birthday. The Board may, in its discretion, waive this limit in special circumstances. As previously disclosed, David Yost has informed the Company of his intention to tender his resignation and will retire from the Board pursuant to this policy at the 2023 Annual General Meeting. The rotation of committee chairs and members is considered on an annual basis to ensure diversity of Board member experience and variety of perspectives across the committees, but there is no strict committee chair rotation policy. Any changes in committee chair or member assignments are made based on committee needs, Director interests, experience and availability, and applicable regulatory and legal considerations. Moreover, the value of rotation is weighed carefully against the benefit of committee continuity and experience.

Directors are also expected to inform the Governance and Sustainability Committee of any significant change in their employment or professional responsibilities and are required to offer their resignation to the Board in the event of such a change. This allows for discussion with the Governance and Sustainability Committee to determine if it is in the mutual interest of both parties for the Director to continue on the Board.

The Governance and Sustainability Committee is responsible for the review of all Directors and where necessary will take action to recommend to shareholders the removal of a Director for performance, which requires the affirmative vote of a majority of the votes represented (in person or by proxy) at a duly called shareholder meeting.

Nomination of Directors and Board Diversity

The Governance and Sustainability Committee, in accordance with the Board's governance principles, seeks to create a Board that, as a whole, is strong in its collective knowledge and has a diversity of skills and experience with respect to vision and strategy, management and leadership, business operations, business judgment, crisis management, risk assessment, industry knowledge, accounting and finance, corporate governance and global markets. Although the Johnson Controls Board does not have a specific policy or requirement regarding diversity, the Board regards diversity as an important factor in evaluating the overall composition of the Board and when selecting Director nominees. The Board takes into account the current composition and diversity of the Board (including diversity with respect to race, gender, national origin and ethnicity) and the extent to which a candidate's particular expertise and experience will complement the expertise and experience of other Directors. The Governance and Sustainability Committee also considers whether the Board has an appropriate combination of professional experience, skills, exposure to international markets, knowledge and variety of viewpoints and backgrounds in light of Johnson Controls' current and expected future needs. In addition, the Governance and Sustainability Committee believes that it is desirable for new candidates to contribute to a variety of viewpoints on the Board, which may be enhanced by a mix of different professional and personal backgrounds and experiences. The Governance and Sustainability Committee periodically reviews these criteria and qualifications to determine any need to revise such criteria and qualifications based upon corporate governance best practices and Johnson Controls' needs at the time of the review. The current composition of our Board and Director nominees reflects these ongoing efforts and the continued importance of a diversity of skills, backgrounds, characteristics and experience to the Board.

General criteria for the nomination of Director candidates include:

- The highest ethical standards and integrity
- A willingness to act on and be accountable for Board decisions
- An ability to provide wise, informed and thoughtful counsel to top management on a range of issues
- Diversity of expertise and experience as well as diversity with respect to race, gender and ethnicity
- A history of achievement that reflects superior standards for themselves and others
- Loyalty and commitment to driving the success of the Company
- An ability to take tough positions while at the same time working as a team player
- Individual backgrounds that provide a portfolio of experience and knowledge commensurate with the Company's needs

The Company also strives to have all non-employee Directors be independent. In addition to having such Directors meet the NYSE definition of independence, the Board has set its own more rigorous standard of independence. The Governance and Sustainability Committee must also ensure that the members of the Board as a group maintain the requisite qualifications under NYSE listing standards for populating the Audit, Compensation and Talent Development and Governance and Sustainability Committees. In addition, the Governance and Sustainability Committee ensures that each member of the Compensation and Talent Development Committee is a "Non-Employee" Director as defined in the Securities Exchange Act of 1934 and is an "outside director" as defined in section 162(m) of the U.S. Code.

As provided in its charter, the Governance and Sustainability Committee will consider Director candidates recommended by shareholders. To recommend a Director candidate, a shareholder should write to Johnson Controls' Secretary at Johnson Controls' current registered address: One Albert Quay, Cork, Ireland, T12 X8N6. Such recommendation must include:

Shareholder-recommended Director candidate nominations must include:

- The name and address of the candidate
- A brief biographical description, including his or her occupation for at least the last five years, and a statement of the qualifications of the candidate, taking into account the qualification requirements set forth above
- The candidate's signed consent to serve as a Director if elected and to be named in the proxy statement
- Evidence of share ownership of the person making the recommendation
- All information required by Article 62 of our Memorandum and Articles of Association to be included in notices for any nomination by a shareholder of an individual for election to the Board

The recommendation must also follow the procedures set forth in Articles 54 — 68 of our Memorandum and Articles of Association to be considered timely and complete in order to be considered for nomination to the Board.

To be considered by the Governance and Sustainability Committee for nomination and inclusion in the Company's Proxy Statement for the 2024 Annual General Meeting, shareholder recommendations for Director must be received by Johnson Controls' Corporate Secretary no later than September 22, 2023. Once the Company receives the recommendation, the Company may deliver a questionnaire to the candidate that requests additional information about the candidate's independence, qualifications and other information that would assist the Governance and Sustainability Committee in evaluating the candidate, as well as certain information that must be disclosed about the candidate in the Company's proxy statement, if nominated. Candidates must complete and return the questionnaire within the time frame provided to be considered for nomination by the Governance and Sustainability Committee. To comply with the universal proxy rules, shareholders who intend to solicit proxies in support of Director nominees other than the Company's nominees must also provide the additional information required by Rule 14a-19(b) under the Exchange Act. Such additional information must be received by Corporate Secretary at the Company's registered address by no later than January 8, 2024. No candidates were recommended by shareholders in connection with the 2023 Annual General Meeting.

The Governance and Sustainability Committee from time to time employs an unrelated search firm to assist the Committee in identifying candidates for Director when a vacancy occurs. The Governance and Sustainability Committee also receives suggestions for Director candidates from Board members. All of our nominees for Director other than Dr. Khanna are current members of the Board. In evaluating candidates for Director, the Governance and Sustainability Committee uses the qualifications described above, and evaluates shareholder candidates in the same manner as candidates from all other sources.

In 2022, the Board engaged Egon Zehnder to assist it in identifying director candidates possessing a diversity of skills and experience in line with the Company's strategic vision and the Board's director nomination criteria. Members of the Governance and Sustainability Committee and the full Board evaluated and met with several candidates to identify potential director nominees. Based on the Governance and Sustainability Committee's evaluation of the current Directors and director candidates each nominee was recommended for election.

Other Directorships, Conflicts and Related Party Transactions

We recognize the importance of having Directors with significant experience in other businesses and activities; however, Directors are expected to ensure that other commitments, including outside board memberships, do not interfere with their duties and responsibilities as members of the Johnson Controls' Board. In order to provide sufficient time for informed participation in their Board responsibilities, non-executive Directors are required to limit their external directorships of other public companies to three and Audit Committee members are required to limit their audit committee membership in other public companies to two. The Board may, in its discretion, waive these limits in special circumstances. When a Director or the CEO intends to serve on another public company board, the Governance and Sustainability Committee is required to be notified. The Governance and Sustainability Committee reviews the possibility of conflicts of interest or time constraints and must approve the officer's or Director's appointment to the outside board. Each Director is required to notify the Corporate Secretary of any potential conflicts. The CEO may serve on no more than one other public company board. The CEO shall resign or retire from the Board upon resigning or retiring from his role as CEO, following a transition period mutually agreed upon between the CEO and the Compensation and Talent Development Committee.

The Company has a formal, written procedure intended to ensure compliance with the related party provisions in our Code of Ethics and with our corporate governance guidelines. For the purpose of the policy, a "related party transaction" is a transaction in which we participate and in which any related party has a direct or indirect material interest, other than ordinary course, arms-length transactions of less than 1% of the revenue of the counterparty. Transactions exceeding the 1% threshold, and any transaction involving consulting, financial advisory, legal or accounting services that could impair a Director's independence, must be approved in advance by our Governance and Sustainability Committee. Any related party transaction in which an executive officer or a Director has a personal interest, or which could present a possible conflict under the Code of Ethics, must be approved in advance by a majority of disinterested Directors, following appropriate disclosure of all material aspects of the transaction.

Under the rules of the Securities and Exchange Commission, public issuers such as Johnson Controls must disclose certain "related person transactions." These are transactions in which Johnson Controls is a participant where the amount involved exceeds $120,000, and a Director, executive officer or holder of more than 5% of our ordinary shares has a direct or indirect material interest. Although Johnson Controls engaged in commercial transactions in the normal course of business with companies where Johnson Controls' Directors and Director nominees were employed and served as officers, none of these transactions exceeded 1% of Johnson Controls' gross revenues and these transactions are not considered to be related party transactions.

Code of Ethics

We have adopted the Code of Ethics, which applies to all employees, officers, and Directors of Johnson Controls. The Code of Ethics meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K and applies to our CEO, Chief Financial Officer and Chief Accounting Officer, as well as all other employees. The Code of Ethics also meets the requirements of a code of business conduct and ethics under the listing standards of the NYSE. The Code of Ethics is posted on our website at *www.johnsoncontrols.com* under the heading "Our Company — Ethics and Compliance." We will also provide a copy of the Code of Ethics to shareholders upon request. We disclose any amendments to the Code of Ethics, as well as any waivers for executive officers or Directors on our website at *www.johnsoncontrols.com* under the heading "Our Company — Ethics and Compliance." The Board of Directors annually certifies their compliance with the Code of Ethics. The Company maintains established procedures by which employees may anonymously report a possible violation of the Code of Ethics. The Audit Committee maintains procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters. The Audit Committee also maintains procedures for employees to report concerns regarding questionable accounting or auditing policies or practices on a confidential, anonymous basis.

Sustainability

At Johnson Controls, sustainability is at the heart of our business and fundamental to everything we do. This is a critical time for climate action, and we have committed to science-based emission reduction targets for Scopes 1, 2, and 3 by 2030 and achieving net zero emissions for Scopes 1 and 2 by 2040. As the global leader in smart, healthy and sustainable buildings, our 100,000 employees across more than 150 countries reimagine the performance of buildings and provide innovative products and services that make spaces healthier for those that occupy them and empower customers and communities to consume less energy and conserve resources.

We believe our leadership across environmental, social and governance (ESG) issues ultimately creates long-term benefits for our customers, employees, shareholders, and society.

Sustainability and Corporate Responsibility Governance


Board of Directors and Board Committees

The Board of Directors approves and oversees the implementation of the Company's mission, vision and values. The Governance and Sustainability Committee provides oversight of our sustainability and corporate responsibility programs, goals, management, sustainability trends and environmental health and safety, receiving regular briefings on our ESG progress. In addition, the Compensation and Talent Development Committee provides oversight of certain social matters impacting our workforce, including human capital management, diversity and inclusion and organizational health.


Chairman and CEO, Chief Sustainability Officer,
Chief Human Resources Officer and
Executive Committee

The authority for management of economic, environmental and social topics is delegated to the Executive Committee, which comprises the senior executives responsible for all our major corporate functions, including our Vice President and Chief Sustainability and External Relations Officer and our Chief Human Resources Officer. Our CEO and Executive Committee members have sustainability and diversity goals embedded into their performance goals.


Global ESG Leadership Committee

The Global ESG Leadership Committee ("ESG LC") is chaired by our Vice President of Global Sustainability and Regulatory Affairs, and reports to the Chief Sustainability and External Relations Officer. Its members consist of senior leaders across our businesses, functions and regions. The ESG LC is charged with leading the enterprise across all measures of sustainability, managing and reporting progress toward our ESG commitments, and is responsible for embedding sustainability into our culture and operations.


Enterprise ESG Workstreams

The ESG LC organized all sustainability and corporate responsibility topics and associated targets, metrics, and strategies into one of six ESG strategy workstreams: Climate, Product Stewardship, Sustainable Value Chain, Diversity, Equity and Inclusion, Social Impact, and Governance. Each workstream is chaired by a Vice President who also sits on and reports to the Global ESG Leadership Committee.


Climate
Product Stewardship
Sustainable Value Chain
Diversity, Equity and Inclusion
Social Impact
Governance

Ambitious vision. Impactful, measurable results.

Our ESG strategy has a measurable impact aligning to climate action, product stewardship, sustainable value chain, DE&I, social impact, and governance.

Climate

We have established commitments to reduce our Scope 1 and 2 emissions by 55 percent by 2030 against a 2017 baseline and reduce our Scope 3 emissions 16 percent over the same period. This includes further reducing our internal carbon emissions and providing sustainable product and service offerings. Our emissions targets have been approved by the Science Based Targets initiative and our Scope 1 and 2 targets align with the Paris Agreement aim to limit global temperature to 1.5 degrees Celsius.

We have launched initiatives focused on emission reductions across our global facilities, refrigerant emissions, and our global fleet. We are utilizing our OpenBlue Net Zero Buildings offering, including the full suite of OpenBlue digital solutions, to accelerate our transition to net zero.

Product Stewardship

Our OpenBlue Net Zero Buildings as a Service is a turnkey solution to deliver decarbonization outcomes for our customers' building asset portfolios. The offering leverages our suite of building technology applications with sustainability innovations to track and analyze greenhouse gas emissions, enabling us to assist our customers on their journey to net zero by delivering outcome and risk-management solutions to achieve decarbonization goals.

We are committed to the worldwide transition to low-global warming potential ("GWP") refrigerants, and we offer alternative refrigerants across all chiller platforms, with GWP reductions ranging from 56 to more than 99 percent compared to conventional refrigerants. In 2021, we announced that our ducted systems product portfolio will use a new refrigerant with a 78 percent reduction in GWP by 2025.

In fiscal year 2022, we made significant investments into new product research and development focused on climate-related innovation to develop sustainable products and services. Innovations include operating emissions reduction, reduction of material usage, and improved life cycle management.

Sustainable Value Chain

We strive to lead in supplier sustainability. To ensure sustainability in supplier performance, we partnered with EcoVadis, a globally recognized sustainability assessment ratings agency, to adopt a systematic ratings program to evaluate suppliers across environment, labor and human rights, ethics, and sustainable procurement. The EcoVadis rating is included on our supplier scorecards, utilizing disclosures submitted from suppliers and EcoVadis' global monitoring system to evaluate business practices. Sustainability is now equal to cost, quality and delivery in supplier performance evaluations.

We stood up a global Supplier Council, representing a cross section of procurement categories, to share ESG best practices and provide input and feedback to our ESG program.

We are proud to have been honored by CDP as a Supplier Engagement Leader and to have received the EcoVadis Platinum Sustainability Rating.

Diversity, Equity, and Inclusion

At Johnson Controls, every employee is empowered to engage in our culture of inclusion. We continue to create an environment where the voices of our colleagues are heard, contributions to our business success are recognized and rewarded, and differences are valued. We proudly announced the addition of Equity to our Diversity and Inclusion strategy. We work to elevate hiring practices, holding regular inclusion discussions at all levels through our global Perspectives Listening Series and Business Resource Group Talent Talk series. Our Business Resource Groups continue to grow and engage employees around the world to drive an inclusive and equitable culture.

Social Impact

Since 2003, our employees have volunteered over 1.86 million hours in local communities, volunteering nearly 46,000 hours in 2022, an increase in volunteer hours by nearly 50% year-over-year. In fiscal 2022, our corporate philanthropy efforts resulted in contributions of more than $12 million and our employees gave in excess of $2.8 million.

In 2021, we launched the Community College Partnership Program, investing in the technicians of tomorrow. We are investing $15 million over five years to help expand community college associate degree and certificate programs in the built environment. In 2022, we launched a second cohort of 10 colleges, with the program now including colleges in the United States and India.

Johnson Controls Mexico re-certified in 2022 and achieved gold level, the highest level, in the Mexican Standard on Job Equality and Non-Discrimination. Johnson Controls is one of only three multi-national corporations to be awarded the gold level in multiple sites.

Governance

We linked executive compensation to our sustainability and diversity goals to drive individual leadership accountability. Sustainability and diversity performance goals are required for the top leaders of our company, including our CEO and executive team. Leaders are encouraged to cascade these goals through their organizations. These goals are included as part of the individual contribution modifier applied to their annual incentive award calculation. In 2022, nearly 14,000 employees tied their annual goals to sustainability and diversity.

George Oliver, our Chief Executive Officer, serves as the chairman of the Business Roundtable Energy and Environment Committee. The Committee dedicates itself to policies that encourage innovation to support an environmentally and economically sustainable future. The Business Roundtable believes that to avoid the worst impacts of climate change, the world must work together to limit the global temperature rise consistent with the Paris Agreement.

We are honored to be listed on more than 40 leading sustainability indices and to be named one of the World's Most Ethical Companies and one of the Global 100 Most Sustainable Corporations.


PLATINUM
2022
ecovadis

2022
WORLD'S MOST
ETHICAL
COMPANIES
WWW.ETHISPHERE.COM

SUSTAINALYTICS
ESG
INDUSTRY
TOP RATED

TERRA
CARTA

GLOBAL100

FT
CLIMATE
LEADERS
2021

FORTUNE
CHANGE THE
WORLD
2022

THE GLOBAL COMPACT
WE SUPPORT

Sustainability Award
Industry Mover 2022
S&P Global

MSCI
ESG RATINGS
AAA

Johnson Controls has been publicly reporting its sustainability results since 2002 and is proud of its history of transparency. We report at the GRI Standards-Comprehensive level, United Nations Global Compact Advanced level and respond to the CDP and fulfill additional requests by investors, customers and others for our sustainability data. We are a Sustainability Accounting Standards Board (SASB) Reporter, and align our reports to the UN Sustainable Development Goals and the recommendations of the Task Force on Climate-Related Financial Disclosures. Our public sustainability reports, policies and commitments can be found at: https://www.johnsoncontrols.com/corporate-sustainability/reporting-and-policies. The information contained on this website does not constitute a part of this proxy statement and is not incorporated by reference herein.

For More Information

We believe that it is important that Johnson Controls' stakeholders and others are able to review its corporate governance practices and procedures. Our corporate governance guidelines are embodied in a formal document that has been approved by Johnson Controls' Board of Directors. It is available on our website at *www.johnsoncontrols.com* under the heading "Investors-Corporate Governance." We will also provide a copy of the corporate governance principles to shareholders upon request. Our corporate governance guidelines and general approach to corporate governance as reflected in our Memorandum and Articles of Association and our internal policies and procedures are guided by U.S. practice and applicable federal securities laws and regulations and NYSE requirements. Although we are an Irish public limited company, we are not subject to, nor have we adopted, the U.K. Corporate Governance Code or any other non-statutory Irish or U.K. governance standards or guidelines. While there are many similarities and overlaps between the U.S. corporate governance standards applied by us and the U.K. Corporate Governance Code and other Irish/U.K. governance standards or guidelines, there are differences, in particular relating to the extent of the authorization to issue share capital and effect share repurchases that may be granted to the Board and the criteria for determining the independence of Directors.

Compensation of Non-employee Directors

Non-employee Director compensation for fiscal 2022 consisted of an annual cash retainer of $140,000 and restricted stock units ("RSUs") with a grant date value of approximately $175,000 and a one-year vesting term. The Lead Director received an additional $30,000 and the chairs of each standing committee received an additional fee of $25,000. A Director who is also an employee receives no additional remuneration for services as a Director. In fiscal year 2022, the Governance and Sustainability Committee conducted its annual review of Director compensation, which included a review of industry and peer Director compensation practices. Based on this review, the Governance and Sustainability Committee recommended, and the Board approved, changes to the annual cash retainer, annual RSU award and Lead Director retainer. Beginning in fiscal 2023, the annual cash retainer was increased to $145,000, the grant date value of the annual RSU award was increased to $180,000 and the Lead Director retainer was increased to $40,000. All other fees remain unchanged. These changes represent the first increase to Director compensation since 2019. The Board believes that the compensation of its non-employee Directors is reasonable, appropriate and consistent with market practice.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Current Directors			
Ms. Jean Blackwell (GC) [2]	$160,312	$175,000	$335,312
Mr. Pierre Cohade	$140,000	$175,000	$315,000
Mr. Michael E. Daniels (CC)	$165,000	$175,000	$340,000
Mr. W. Roy Dunbar	$140,000	$175,000	$315,000
Ms. Gretchen R. Haggerty (AC)	$165,000	$175,000	$340,000
Ms. Simone Menne	$140,000	$175,000	$315,000
Mr. Jürgen Tinggren (L)	$170,000	$175,000	$345,000
Mr. Mark Vergnano	$140,000	$175,000	$315,000
Mr. R. David Yost	$140,000	$175,000	$315,000
Mr. John D. Young	$140,000	$175,000	$315,000
Retired Director			
Mr. Juan Pablo del Vale Perochena [2]	$ 66,132	$ —	$ 66,132

(L)= Lead Director

(AC)= Audit Committee Chair

(CC)= Compensation and Talent Development Committee Chair

(GC)= Governance and Sustainability Committee Chair

(1) This column reflects the fair value of the entire amount of awards granted to Directors calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 718, excluding estimated forfeitures. The fair value of RSUs is computed by multiplying the total number of shares subject to the award by the closing market price of the Company's ordinary shares on the date of grant. RSUs granted to Board members generally vest and the underlying units are converted to shares and delivered to Board members on the anniversary of the grant date.

(2) In December 2021, Ms. Blackwell became the Chair of the Governance and Sustainability Committee, succeeding Juan Pablo del Valle Perochena, who retired from the Board in March 2022.

(3) In December 2020, Ms. Haggerty became the Chair of the Audit Committee and Mr. Tinggren became a member of the Governance and Sustainability Committee.

Charitable Contributions

The Board understands that its members, or their immediate family members, serve as directors, trustees, executives, advisors and in other capacities with a host of other organizations. If Johnson Controls directs a charitable donation to an organization in which a Johnson Controls Director, or their immediate family member, serves as a director, trustee, executive, advisor, or in other capacities with the organization, the Board must approve the donation. Any such donation approved by the Board will be limited to an amount that is less than 2% of that organization's annual charitable receipts, and less than 2% of Johnson Controls' total annual charitable contributions. In line with its matching gift policy for employees, going forward Johnson Controls will make an annual matching gift of up to $3,000 for each Director to qualifying charities.

Committees of the Board

The table below sets forth committee membership as of the end of fiscal year 2022 and meeting information for each of the Board Committees.

Name	Audit Committee	Governance & Sustainability Committee	Compensation & Talent Development Committee	Executive Committee	Date Elected/ Appointed to Board
Ms. Jean Blackwell		Chair		●	06/13/2018
Mr. Pierre Cohade	●				12/05/2018
Mr. Michael E. Daniels			Chair	●	03/10/2010
Mr. W. Roy Dunbar			●		06/14/2017
Ms. Gretchen R. Haggerty*	Chair			●	03/07/2018
Ms. Simone Menne*	●				03/07/2018
Mr. George R. Oliver				Chair	09/28/2012
Mr. Jürgen Tinggren (L)		●		●	03/05/2014
Mr. Mark Vergnano			●		09/02/2016
Mr. R. David Yost*	●				03/12/2009
Mr. John D. Young		●			12/07/2017

(L) = Lead Independent Director

* Audit Committee Financial Expert

During fiscal 2022, the full Board met 4 times. All Directors attended at least 75% of the Board and committee meetings on which they sit. The average Director attendance for all board and committee meetings during fiscal 2022 was approximately 98%. The Board's governance principles provide that Board members are expected to attend each Annual General Meeting in person or by phone. At the 2022 Annual General Meeting, all of our current Board members who were Board members at such time were in attendance.

Audit Committee

Committee Overview

- The Audit Committee monitors the integrity of Johnson Controls' financial statements, the independence and qualifications of the independent auditors, the performance of Johnson Controls' internal auditors and independent auditors, Johnson Controls' compliance with legal and regulatory requirements and the effectiveness of Johnson Controls' internal controls. The Audit Committee is also responsible for retaining, subject to shareholder approval, evaluating, setting the remuneration of, and, if appropriate, recommending the termination of Johnson Controls' auditors. The Audit Committee discusses with the independent auditor any critical audit matters. The Audit Committee holds meetings regularly with our independent and internal auditors, the Board, and management to review and monitor the adequacy and effectiveness of reporting, internal controls, and compliance with our Code of Ethics and other policies. The Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.
- The Audit Committee operates under a charter approved by the Board. The charter is posted on Johnson Controls' website at www.johnsoncontrols.com and we will provide a copy of the charter to shareholders upon request.

Meetings in Fiscal 2022



Committee Membership

- The current members of the Audit Committee are Messrs. Cohade and Yost and Mses. Haggerty and Menne, each of whom is independent under NYSE listing standards and SEC rules for audit committee members. Ms. Haggerty is the chair of the Audit Committee. The Board has determined that each of Mr. Yost and Mses. Haggerty and Menne are audit committee financial experts.

Governance and Sustainability Committee

Committee Overview

- The Governance and Sustainability Committee identifies individuals qualified to become Board members, recommending to the Board the Director nominees for the Annual General Meeting, develops and recommends to the Board a set of corporate governance principles, and plays a general leadership role in Johnson Controls' corporate governance and the oversight of environmental, social, governance, political, legislative, and public policy trends that could impact the Company. In addition, the Governance and Sustainability Committee oversees our environmental, health and safety management system and enterprise risk assessment activities, including the oversight of cybersecurity risk. The Governance and Sustainability Committee receives quarterly updates from management on cybersecurity, health and safety and sustainability matters. The Governance and Sustainability Committee reviews the Company's' overall sustainability strategy, metrics, targets, goals and progress, as well as the development of new sustainability-based targets. The Governance and Sustainability Committee also oversees and makes recommendations to the Board regarding the compensation of our independent Directors.
- The Governance and Sustainability Committee operates under a charter approved by the Board. The charter is posted on Johnson Controls' website at *www.johnsoncontrols.com* and we will provide a copy of the charter to shareholders upon request.

Meetings in Fiscal 2022

4

Committee Membership

- The current members of the Governance and Sustainability Committee are Ms. Blackwell and Messrs. Tinggren and Young. Mr. del Valle Perochena served as Chair of the Governance and Sustainability Committee until December 2021, at which time Ms. Blackwell assumed the role of Governance and Sustainability Committee Chair in anticipation of Mr. del Valle Perochena's retirement. The Board of Directors has determined that each of the current and former members of the Governance and Sustainability Committee is independent under NYSE listing standards.

Compensation and Talent Development Committee

Committee Overview

Meetings in Fiscal 2022

8

- The Compensation and Talent Development Committee reviews and approves compensation and benefits policies and objectives, determines whether Johnson Controls' officers, Directors and employees are compensated according to these objectives, and assists the Board in carrying out certain of its responsibilities relating to the compensation of Johnson Controls' executives. The Compensation and Talent Development Committee also reviews: the talent development and succession plans for the CEO and other senior leadership positions, our human capital management practices, policies, strategies and goals, our senior leadership pipeline development, including the recruitment, development and retention of senior leadership talent, and our diversity and inclusion initiatives and progress.
- The Compensation and Talent Development Committee operates under a charter approved by the Board. The charter is posted on Johnson Controls' website at *www.johnsoncontrols.com* and we will provide a copy of the charter to shareholders upon request.

Committee Membership

- The current members of the Compensation and Talent Development Committee are Messrs. Daniels, Dunbar and Vergnano. Mr. Daniels is the Chair of the Compensation and Talent Development Committee. Ms. Blackwell served as a member of the Compensation and Talent Development Committee until December 2021, at which time she assumed the role of Governance and Sustainability Committee Chair. The Board of Directors has determined that each of the current and former members of the Compensation and Talent Development Committee is independent under NYSE listing standards. In addition, each member is a "Non-Employee" Director as defined in the Securities Exchange Act of 1934 and is an "outside director" as defined in section 162(m) of the U.S. Code. For more information regarding the Compensation and Talent Development Committee's roles and responsibilities, see the Compensation Discussion and Analysis.

Executive Committee

Committee Overview

- The Executive Committee assists the Board in fulfilling its oversight responsibility with its review and monitoring of major corporate actions including external corporate development activities, business portfolio optimization, capital appropriations and capital expenditures.
- The Executive Committee was established in September of 2016 and operates under a charter approved by the Board. The charter is posted on Johnson Controls' website at www.johnsoncontrols.com and we will provide a copy of the charter to shareholders upon request.

Committee Membership

- The current members of the Executive Committee are Mses. Blackwell and Haggerty and Messrs. Daniels, Oliver and Tinggren. Mr. Oliver is the chair of the Executive Committee.

Compensation Committee Interlocks and Insider Participation

During fiscal 2022, Ms. Blackwell and Messrs. Daniels, Dunbar and Vergnano served on the Compensation and Talent Development Committee. None of the members of the Compensation and Talent Development Committee during fiscal 2022, or as of the date of this Proxy Statement, is or has been an officer or employee of the Company and no executive officer of the Company served on the compensation committee or board of any company that employed any member of the Company's Compensation and Talent Development Committee or Board of Directors.

Compensation Discussion & Analysis

At Johnson Controls we transform the environments where people live, work, learn and play. As the global leader in smart, healthy and sustainable buildings, our mission is to reimagine the performance of buildings to serve people, places and the planet. This requires us to work with integrity and purpose, focus on our customers and the future, together as one team. To ensure we are successful, our compensation programs are designed to reward our employees, including our executive officers, accordingly.

This Compensation Discussion & Analysis (the "CD&A") section of our Proxy Statement sets out the mechanics of our executive compensation program, in particular its application and outcomes in respect of fiscal 2022, ending September 30, 2022.

2022 NAMED EXECUTIVE OFFICERS ("NEOs")

Named Executive Officer	Title
George R. Oliver	Chairman & Chief Executive Officer
Olivier Leonetti	Executive Vice President & Chief Financial Officer
Rodney Clark	Vice President, Chief Commercial Officer
John Donofrio	Executive Vice President, General Counsel
Ganesh Ramaswamy[1]	Vice President & President — Global Services
Former NEOs	
Jeffrey M. Williams[2]	Former Vice President & President — Global Products, Building Technologies and Solutions

1 Mr. Ramaswamy voluntarily resigned from the Company effective as of December 31, 2022.
2 Mr. Williams retired from the Company on August 1, 2022.

Executive Summary

FISCAL 2022 PRIORITIES AND PERFORMANCE

At Johnson Controls we transform the environments where people live, work, learn and play. Over the past few years, we have accelerated the digital transformation of our business and achieved significant milestones along the way. From streamlining our operations, digitizing our services, and continuing to invest in our key vectors of growth, we have led the way globally in technology that powers smart, healthy, and sustainable buildings. Our mission of reimagining the building environment and serving people, places, and the planet, with sustainability at the heart of our business, continues to be the foundation of everything we do.

Fiscal 2022 was an inflection point for our business as we successfully navigated a challenging macroeconomic environment that saw unprecedented inflation levels, foreign exchange headwinds, and continued supply chain disruptions. During the year, we responded to these challenges by making pivotal decisions to further enhance the resiliency of our operations while continuing to capitalize on strong secular trends across our vectors of growth, positioning us for success. Operationally, we have improved our supply chain management efforts, exceeded our productivity plan, and implemented a disciplined pricing approach, contributing to improved margin strength as we closed out the year. We also achieved robust top-line growth as our products and services continue to resonate with our customers, with strong order velocity and backlog growth resulting in favorable run rates as we look ahead to fiscal year 2023. Throughout fiscal 2022, our management team remained focused on creating shareholder value and meeting expectations despite a challenging environment. Notably we:

- Delivered full-year GAAP EPS of $2.19 and adjusted EPS of $3.00, up 13% versus prior year;*
- Overcame significant headwinds from higher raw material, indirect material, labor, and freight cost inflation, as well as supply chain inefficiencies to achieve year over year margin expansion;
- Executed on our productivity plan, exceeding our target of $230 million in cost savings;
- Returned over $2 billion in capital to shareholders through ~$1.4 billion in share buybacks and ~$920 million in dividends; and
- Ended fiscal 2022 with a strong backlog and continued order momentum

While we are both proud of and encouraged by our performance in fiscal 2022, we believe in holding ourselves accountable in-line with our pay-for-performance philosophy. We set ambitious and challenging goals under our Annual Incentive Performance Program ("AIPP") and fiscal 2020-2022 performance share unit awards designed to incentivize and reward above-market performance. While we experienced success in driving results, growing revenue, regaining margin strength, and positioning ourselves for the future, we were not able to fully overcome the impacts of a turbulent macro environment. This negatively impacted our ability to fully achieve some of our goals, which had not been calibrated to account for the full impact of the macroeconomic headwinds we would experience during the applicable performance periods. As a result, our performance under our fiscal 2022 Annual Incentive Performance program and 2020-2022 performance share unit awards resulted in below target payments, reflecting the commitment to strong performance and accountability embedded in our compensation programs.

Looking ahead, we have built a strong foundation for growth, and our ability to successfully adapt and execute in fiscal 2022 positions us well to continue our momentum into fiscal 2023. We believe we are well positioned with significant tailwinds across our business, strong backlog, an improved supply chain and robust demand driven by secular trends across our growth vectors. The resiliency of our products and services continues to resonate with our customers, and we are beginning to commercialize the value of our digital transformation. Heading into fiscal 2023, we look to build on our foundation for growth, support our customers' mission-critical needs, showcase our leadership, and invest in advancing our digital service offerings.

Other notable achievements in fiscal 2022 included the following:

- Secured ~$1 billion in Sustainability Infrastructure orders, with our largest historical quarter in Q4 of approximately $420 million
- Growing year-over-year digital products & service revenue
- Enhanced the existing connectivity of approximately 11,000 chillers through OpenBlue
- Launched 12 major offerings under our OpenBlue platform
- Recognized as a leader in Connected Chiller by Frost and Sullivan and awarded "IoT Partner of the Year" by Microsoft
- Recognized for ESG leadership, including being recognized as a S&P Global Sustainability Industry Leader, and a Sustainalytics Top-Rated ESG performer

Reported revenue increased 7% versus the prior year, or 9% on an organic basis*, with accelerating service growth. Our products business also demonstrated strong organic growth, led by accelerated new product launches and share gains across the portfolio.

Field backlog ended fiscal 2022 at $11.1 billion, up 13%, reflecting strong order growth.

In keeping with our broader strategy to enhance our technology portfolio and innovation capabilities through inorganic means, we acquired both Foghorn and Tempered, enhancing our AI and security at the Edge.

* See Annex A to this Proxy Statement for a reconciliation of adjusted EPS from continuing operations and organic revenue to our results for the most directly comparable financial measure as reported under GAAP in the United States.

FISCAL 2022 COMPENSATION

Our compensation program is designed to align compensation effectively and transparently with performance. Accordingly, the performance described on the previous pages is reflected in the outcomes under our compensation program, with annual incentives and fiscal 2020-2022 Performance Share Unit ("PSU") awards being earned below target.

In fiscal 2022, our Annual Incentive Performance Program ("AIPP") continued to be aligned with our ambitious Environmental, Social and Governance ("ESG") goals. As we continue to elevate sustainability, with oversight by our Board of Directors, we link executive compensation to our sustainability and diversity goals to drive individual leadership accountability. Each NEO had an individual contribution modifier applied to their annual incentive award calculation, considering actions and behaviors related to business financial performance, operational improvements, and maintaining a high-performance culture including ESG, Diversity Equity and Inclusion ("DEI"), and organizational health.

Fiscal 2022 annual incentive awards paid out at 80.2% of target for the NEOs
See **page 59** for details

Fiscal 2020-2022 PSU awards subject to a three-year performance period concluding September 30, 2022, paid out at 78.6% of target
See **page 65** for details

PAY FOR PERFORMANCE

To assess the alignment between performance and compensation, the Compensation and Talent Development Committee (the "Committee") relies on advice from its independent compensation consultant, Farient Advisors LLC ("Farient"). Farient evaluates the relationship between performance and compensation, and the Committee then considers this relationship in making pay decisions pertaining to the CEO. On the Committee's behalf, Farient used a number of methods in assessing our pay for performance alignment, including:

- Farient's proprietary alignment methodology, which assesses the extent to which 3-year Total Shareholder Return ("TSR") and 3-year average Performance-Adjusted Compensation (which includes actual salary, actual annual incentives paid, and the value of equity at the end of the 3-year period using actual PSU awards, if known, and target PSU awards for incomplete performance cycles, and the Black-Scholes value of options granted during the 3-year period, all valued at the stock price at the end of the 3-year period) are aligned;
- A review of pay-for-performance tests used by proxy advisory firms; and
- An analysis of realizable pay relative to target pay compared to peers.

Given the results of these assessments, the Committee concluded that Johnson Controls' executive compensation, including that for the CEO, is aligned with our performance.

FISCAL 2022 KEY COMMITTEE ACTIVITIES

During fiscal 2022, the Committee addressed several items in addition to the standing annual agenda items which are highlighted below.

Shareholder Engagement

The Company continued its yearly shareholder outreach efforts, offering meetings to our top 25 shareholders, representing approximately 65% of the Company's outstanding shares. Meetings were requested and held by four shareholders, representing approximately 22% of the company's outstanding shares, during fiscal 2022 and provided the Company with valuable feedback. In addition, several shareholders declined requests for meetings, noting that engagement was unnecessary due to no significant concerns with our compensation or governance practices.

Feedback indicated that investors continue to be comfortable with the general structure and operation of our executive compensation program. Discussions focused on our executive compensation program, diversity and inclusion, supply chain, sustainability, PFAS oversight and management and OpenBlue. Investors provided valuable comments and perspectives on the Company's governance, risk and compensation practices and were generally supportive of the Company's approach in these areas. Investors also expressed their approval of the Company's corporate responsibility and sustainability efforts. These topics are discussed in detail on page 40 of our Proxy Statement.

FY22 Compensation Committee Actions

The Committee took the following actions relating to our metrics for our fiscal 2022-2024 PSUs:

- The Committee reviewed our PSU award design and remains committed to using three-year cumulative metrics. The Committee maintained its balanced emphasis on pre-tax earnings and TSR, and replaced after-tax return on invested capital ("ROIC") with recurring revenue. Creating a focus on recurring revenue is aligned with our strategy to drive growth through digitally-enabled products, services and solutions. The Committee studied recurring revenue against ROIC and a variety of other metrics to identify a performance metric with a strong correlation to both the successful execution of the Company's strategy and the generation of long-term valuation growth. The Committee determined that, as a forward-looking measure, recurring revenue provides a superior correlation to executing our strategy, increasing our valuation and generating higher long-term future returns when compared to ROIC, which measures returns on past investments.

  Recurring revenue generation directly correlates with our strategy to leverage our product and technology portfolio to create differentiated services and solutions. Our high value and advanced services and solutions, such as OpenBlue Enterprise Manager, OpenBlue Buildings as a Service, OpenBlue Net Zero Buildings as a Service and OpenBlue Healthy Buildings, not only support sustainability through energy efficiency and energy usage reduction for our customers, but are also designed to drive higher and less volatile recurring revenues, lower attrition risk, lower cost of sale, and higher profitability over time. We believe recurring revenue will be a growth driver as we pursue more long-term service contracts as well as subscription and "as a Service" revenue. The incorporation of recurring revenue into our fiscal 2022-2024 PSU metrics aligns the performance of our executives with our strategy to drive growth through digitally-enabled products, services and solutions and lead the transformation to smart and sustainable buildings.

NAVIGATING THE CD&A

In the balance of this CD&A we provide additional details on the items described on the previous pages, along with information on our executive compensation design, management and outcomes.

Executive Compensation Framework

EXECUTIVE COMPENSATION PHILOSOPHY AND PRINCIPLES

Our executive compensation program is designed to attract and retain highly-qualified executives, motivate our executives to achieve our overall business objectives, and align our executives' interests with those of our shareholders. We achieve this through a set of underlying principles that inform the design and operation of our executive compensation program. We believe that our fiscal 2022 compensation practices demonstrated our commitment to these principles in the face of a challenging environment.

Pay-for-performance	✓ Set majority of compensation as variable and at-risk ✓ Tie incentives to performance against financial, operational, strategic and individual goals ✓ Use quantifiable and measurable performance metrics and goals that are clearly disclosed ✓ Provide significant upside and downside potential for superior and low performance
Target pay appropriately	✓ Conduct competitive market based total compensation benchmark analysis against similarly sized industrial companies for comparable positions
Align interests with our stakeholders	✓ Design programs that discourage unnecessary or excessive risk-taking ✓ Cap payout opportunities under the incentive plans ✓ Require minimum vesting periods for equity awards ✓ Reward long-term financial results that drive value creation through a balanced equity mix ✓ Operate meaningful share ownership guidelines ✓ Provide a pay recoupment (i.e., clawback) policy ✓ Prohibit insider trading, hedging and pledging of Company stock ✓ Engage with shareholders on executive compensation matters ✓ Engage an independent compensation consultant to provide analysis and advice ✓ Conduct an annual say-on-pay vote
Avoid poor governance practices	✗ No tax gross-ups on any change-in-control benefits ✗ No single-trigger accelerated vesting on a change-in-control (double-trigger provisions) ✗ No discounting, reloading or re-pricing of share options without shareholder approval ✗ No guaranteed compensation or guaranteed increases ✗ No excessive perquisites ✗ No employment agreements with executive officers, except where legally required, in which case they follow market norms ✗ No dividends paid on unvested restricted share units or performance share units until such awards vest

ELEMENTS OF EXECUTIVE COMPENSATION

Consistent with our compensation philosophy, the majority of our NEOs' target total direct compensation in fiscal 2022 was variable and at-risk.



Chairman & Chief Executive Officer
10%
16%
74%
90%
All Other NEOs (average)
18%
16%
66%
82%
Base Salary
Target Annual Incentive Award
Target Long-Term Equity Incentive Award
Total Variable, At-Risk Compensation

Element	Purpose	Performance Alignment	Recent Changes
Base Salary	Recognize role scope, skills required, performance, contribution, leadership, and potential	Individual performance taken into account when considering changes	Mr. Leonetti received a 4.7% base salary increase recognizing performance and alignment with competitive market position. The other NEOs did not receive material increases in their base salaries for fiscal 2022.
Annual Incentive Award	Tie compensation to the successful execution of our operating plan and strategic goals as well as Business Unit and individual performance	Opportunity of 0%-200% of target based on performance Based on performance against three equally weighted financial metrics: EBIT Growth, revenue growth, and adjusted free cash flow conversion; a strategic initiative modifier (+/- 15%) based on performance against pre-established shared strategic priorities; a Business Unit performance modifier; and an individual modifier (+10%/-25%)	Continue to use individual contribution modifier for the NEOs to incentivize and reward leadership behaviors and actions related to achievement of ESG, DEI and organizational health goals.
Long-Term Incentive Equity Awards	Attract, retain and motivate executive talent; align interests with our shareholders and value realization with stock price; drive accountability for long-term performance	PSUs (50%), share options (25%) and restricted share units ("RSUs") (25%) PSUs are based on performance against three equally weighted measures assessed over three years: cumulative pre-tax earnings, recurring revenue and relative TSR versus the S&P 500 Industrials; realized PSU values vary based on the value of Johnson Controls share price Share option and RSU value realization are tied to Johnson Controls' stock price performance Options vest 50% after two years and 50% after three years; RSUs vest equally over three years	Replaced the after-tax ROIC performance measure with recurring revenue to align with our strategy to drive growth and long-term shareholder return through digitally enabled products, services, and solutions. Mr. Oliver received a 15.7% increase and Mr. Leonetti received an 11.5% increase in their target long-term incentive compensation awards to provide more competitive pay positioning and to reflect the impact of their individual performance on driving our long-term strategic objectives and financial results. The other NEOs did not receive increases in their target long-term incentive compensation for fiscal 2022.

Executive Compensation Management

The Committee comprises independent directors who develop, amend and approve our executive compensation program. To ensure the executive compensation program is effective and reasonable, the Committee uses a variety of inputs including the results of our annual say-on-pay vote, feedback from shareholders, the advice of the Committee's independent compensation consultant informed by market practices, and input from the Chairman & Chief Executive Officer.

ROLES IN DETERMINING EXECUTIVE COMPENSATION

Compensation and Talent Development Committee

- Develop, amend and approve executive compensation programs to remain consistent with our values and philosophy, support the recruitment and retention of executive talent, and help achieve business objectives
- Determine and approve the appropriate level of compensation for all executive officers, other than the CEO
- Determine and approve short-term and long-term incentive plan targets for all executive officers, other than the CEO
- Evaluate CEO individual performance and recommend CEO compensation to the independent Board of Directors
- Review talent development and succession plans for the CEO and other executive officer roles, and make recommendations to the independent Board of Directors regarding the appointment of the executive officers
- Approve the independent compensation consultant's fees and terms of the engagement

Independent Directors of the Board

- Review and approve CEO compensation, and annual and long-term corporate goals relevant to CEO compensation
- Review and approve talent development and succession planning recommendations for all executive officer roles

CEO

- Evaluate performance for the executive officers, other than himself, and make compensation recommendations to the Committee

Independent Compensation Consultant

- Inform the Committee of market trends, developments in executive compensation, and provide recommendations for appropriate adjustments to the Company's compensation program, policies, and practices in-line with our business and talent strategies, and investor expectations
- Analyze the prevailing executive compensation structure and plan designs, and assess the competitiveness of our compensation program in the context of aligning executive officer interests with those of our shareholders
- Test the incentive plan performance goals to ensure appropriate rigor and alignment with shareholder interests

USE OF AN INDEPENDENT COMPENSATION CONSULTANT

The Committee has the sole authority to engage the services of outside advisors, experts, and others to assist in performing its duties. Since December 2017, the Committee has engaged Farient Advisors. Other than the services it provided to the Committee, Farient Advisors did not provide any services to the Company during fiscal 2022. The Committee has considered and assessed all relevant factors that could give rise to a potential conflict of interest with respect to the work performed. Based on this review, the Committee has determined that Farient Advisers is independent of the Company and its management, and did not identify any conflict of interest.

ANNUAL SAY-ON-PAY VOTE

In designing our executive compensation program, the Committee annually presents a 'say-on-pay' vote to our shareholders. In March 2022, we received 91.8% support, indicating the majority of our shareholders supported our executive compensation program.

SHAREHOLDER ENGAGEMENT

Johnson Controls is committed to maintaining ongoing dialogue with our shareholders to enable us to solicit and respond to feedback about our executive compensation programs in a timely manner. The feedback that we receive through our bi-annual engagement efforts is an important input into discussions and decisions regarding executive compensation, in addition to market practices, the advice of our independent compensation consultant and business strategy.

During fiscal 2022, we reached out to our top 25 shareholders, representing approximately 65% of our outstanding shares. Four investors representing approximately 22% of our outstanding shares, requested meetings. In addition, several shareholders declined requests for meetings noting that engagement was unnecessary due to no significant concerns with our governance and compensation practices. Consistent with prior years, we heard that our shareholders are pleased with our approach to executive compensation, following changes made over the past few years. We believe, based on our analysis, the input of our independent compensation consultant and external feedback received, both from our directed outreach and our regular year-round engagements between management and our shareholders, that our executive compensation program is well aligned with shareholders' interests.

What We Heard	Our Response
A continued general interest in ESG and the incorporation of ESG metrics into executive compensation	For fiscal 2023, we continued to use an individual modifier in our annual incentive plan to enable the assessment of an individual's contribution to business financial performance, operational improvements, and our high-performance culture, including ESG, DEI, and organizational health. Our investors were supportive of how we use ESG in our current overall compensation structure.

Investors also raised topics related to our executive compensation program, diversity and inclusion, supply chain, sustainability, PFAS oversight and management, and OpenBlue. Several of these topics are discussed in detail on pages 28, 29 and 40 of our Proxy Statement.

JCI is committed to ongoing engagement as it provides helpful insight into the real-time perspectives of our shareholders.

USE OF MARKET DATA

The Committee engages the independent compensation consultant to undertake an annual review of the compensation peers that are used to provide insight into market competitive pay levels and practices. In partnership with our independent compensation consultant, a robust process has been established to appropriately assess the relevance of different companies in the context of making compensation comparisons. As with prior years, an established process was used to assess the peer group composition and to establish the fiscal 2022 peers.

U.S. Traded Companies	Companies traded on U.S. stock exchanges that will disclose compensation levels and design practices for NEOs
Similar Business Models	Companies that operate in similar arenas, requiring similar skills and experiences from their executive talent, and being subject to similar market forces
Size (Revenue Within 1/2x-2x Range)	Companies of a broadly relevant revenue size as an indicator of complexity and scope for executive roles; companies that are of a reasonable revenue size for making market comparisons
S&P 500 Industrials Company	Companies that operate in the broad industrials arena, again indicating executive talent with relevant skills and companies that are subject to similar market forces
Geographic Footprint	Companies with international revenue of at least 35% of their total revenue, indicating multi-national operations, the complexity that results in and the associated skills required by executives
Other Factors	Other factors that are relevant as it pertains to global business operations and executive talent, such as operations that emphasize technology

The following compensation peer group was used to inform pay decisions in respect of fiscal 2022.

Fiscal 2022 Compensation Peers

- 3M Company
- Carrier Global Corporation*
- Caterpillar Inc.
- Cummins Inc.
- Deere & Company
- Eaton Corporation*
- Emerson Electric Co.*
- General Dynamics Corporation
- Honeywell International, Inc.*
- Otis Worldwide Corporation
- Parker Hannifin Corporation
- Stanley Black & Decker Inc.
- Trane Technologies*

(*) The Committee also referenced a subset of the compensation peers (the “select peer group”) marked above with the addition of Lennox International, Siemens Aktiengesellschaft, and Schneider Electric S.E. to provide additional context when setting performance goals under Johnson Controls’ performance-based incentive programs for fiscal 2022. These companies are excluded as compensation peers because they do not meet the evaluation criteria used for our analysis. Additional information on the goal setting process is summarized in the following section.

At the time of approval of the fiscal 2022 compensation peers, Johnson Controls ranked at approximately the 60th percentile relative to compensation peers with respect to revenue. The Committee remains comfortable that this compensation peer group is appropriate.

The Committee considers pay data from the compensation peer group as one of several reference points it uses to target total direct compensation (base salary, annual incentive target, and long-term incentive target). In using the data, the Committee sets pay at a market competitive rate intended to balance the objectives of ensuring appropriate pay positioning in the market while enabling the Company to attract and retain high-performing talent in a competitive environment.

Given reliable proxy data are only consistently available for the CEO and CFO, the Committee references general industry survey data using the same approach for these as well as all other roles. The variation of actual pay relative to the market data is dependent on the executive officer's performance, experience, knowledge, skills, level of responsibility, potential to impact our performance and future success, the need to attract, retain and motivate strategic talent.

METRIC SELECTION AND GOAL SETTING

Central to our pay-for-performance philosophy is maintaining a rigorous goal setting process that is used to determine both our annual and long-term incentive plan performance targets. Each year, management, the Committee, and our independent consultant spend meaningful time determining metrics, goal ranges, and testing the appropriateness of our incentive program thresholds, targets, and maximums.

For fiscal 2022, the Committee reaffirmed its support of fundamental aspects of program design, approving updates to align with our global growth strategy.

For PSUs:

- Updated the PSU performance metrics remove after-tax ROIC and add recurring revenue to align with JCI's digitally enabled products, services, and solutions growth strategy.

  Both management and the Committee believe this change further aligns our compensation strategy with our business strategy and will focus our executives on delivering long-term, sustainable value creation for our shareholders. Management and the Committee believe that recurring revenue, as a forward-looking measure, provides a superior correlation to executing our strategy, increasing our valuation and generating higher future returns when compared to ROIC, which measures returns on past investments.

Following the agreement of metrics, we establish the performance goals and ranges associated with each of them. The objective is to set ranges that contain adequate stretch, but also fit within our risk framework so as not to encourage excessive risk taking. In setting goals, we take account of the Company's historical and projected performance, historical and expected performance of the S&P 500 Industrials, and historical and projected performance of our compensation and select peer group in conjunction with our annual plan and external macro-economic factors impacting our business.

Based on the data, management proposes goal ranges for each performance metric to the Committee, which are also assessed by the independent compensation consultant. In its analysis, our independent consultant assesses the probability of achievement of our threshold, target, and maximum goals given historical performance realized among peers and the S&P 500 Industrials and provides the Committee with an independent perspective on the robustness of our goals. The Committee tests the stretch and potential payouts to ensure they are challenging and the level of performance will be reflected appropriately in the payout levels.

Propose → **Evaluate** → **Approve**

Management	Independent Consultant	Compensation and Talent Development Committee
Proposes goal ranges based on analysis of: ■ Johnson Controls' financial forecasts ■ Historical S&P 500 Industrials performance ■ Projected S&P 500 Industrials performance ■ Projected compensation and select peers' performance ■ Analyst expectations ■ Shareholder feedback ■ Macro-economic trends	Evaluate management-proposed ranges by: ■ Assessing likelihood of achievement based on historical performance ■ Validating against analyst expectations of performance ■ Reviewing absolute value and spread of threshold, target and maximum goals	Approves the proposed ranges following a review of materials prepared by management and the independent compensation consultant, and the resolution of any questions raised which may result in revisions to the proposed ranges

Our metric selection and goal setting processes allow for the continual assessment of how our incentives support our strategy and drive shareholder returns.

The Committee receives interim performance updates at subsequent meetings to understand how the Company is progressing in the context of the performance goals set at the outset of the year.

Fiscal 2022 Compensation Decisions and Outcomes

BASE SALARY

Following a review of compensation in September 2021, the base salaries of Messrs. Oliver, Donofrio, Ramaswamy, and Williams were left unchanged for fiscal 2022. Mr. Leonetti received a fiscal 2022 base salary increase of 4.7% effective October 1, 2021, based on his performance and to align his base pay to the competitive market.

NEO	Fiscal 2021 Target Base Salary	Target Percent Change	Fiscal 2022 Target Base Salary
George R. Oliver	$1,500,000	0%	$1,500,000
Olivier Leonetti	$ 740,012	4.7%	$ 775,000
Rodney Clark[1]	*	*	$ 750,000
John Donofrio	$ 700,000	0%	$ 700,000
Ganesh Ramaswamy	$ 725,000	0%	$ 725,000
Jeffrey M. Williams	$ 800,000	0%	$ 800,000

1 *New NEO for fiscal 2022*

ANNUAL INCENTIVE PERFORMANCE PROGRAM

Our AIPP rewards executives for their execution of our operating plan, commitment to sustainability and diversity, and other strategic initiatives, as well as for financial performance that drives long-term shareholder value creation. Award opportunities are positioned relative to the competitive market for comparable jobs. This plan places a significant portion of total cash compensation at risk, thereby aligning executive rewards with financial results. It also offers an opportunity for meaningful pay differentiation tied to the performance of the enterprise, Business Unit, and individual contributions. Payment is capped at 200% regardless of the achievement of the strategic and individual modifiers and Business Unit performance.


Financial Performance
x
Strategic Initiative Modifier +/- 15%
=
AIPP Result and Funding Pool
x
Business Unit Performance
x
Individual Contribution Modifier +10%/-25%
=
Final Payout Subject to 200% of Target Cap

In December 2021, the Committee approved the fiscal 2022 AIPP performance measures and their associated goals. Financial measures remained unchanged, consisting of earnings before interest and taxes (“EBIT”) growth, revenue growth, and enterprise free cash flow conversion. The Service Growth Strategic Incentive Modifier remained unchanged to further align with our business strategy, rewarding our ability to drive services growth. These measures, defined below, were selected as they focus our executive officers on the Company’s performance, profitability, operating strength and efficiency.

Once the fiscal 2022 AIPP funding is established, the CEO assesses each Business Unit’s financial, ESG, DEI and organizational health results to determine specific Business Unit AIPP pools (total combined pool not to exceed the overall pool created by the financial and strategic results). Participants within our various functions will align to the business they support. Modifying the pool based on Business Unit results allows us to incorporate important ESG metrics into our business-level performance assessments.

Finally, an individual contribution modifier is applied. The CEO assesses individual performance for the NEOs other than himself; the Committee assesses the CEO’s performance.

Sustainability and diversity performance goals are required for the top leaders of our company. These goals are included as part of the individual contribution modifier applied to their annual incentive award calculation. The individual contribution modifier acts as an assessment of an individual’s contributions and actions toward the performance of our business, operational improvements and our progress in ESG, DEI and organizational health.

We have sustainability and diversity goals that are considered when applying the individual modifier to assess individual contributions to our performance including:

- **Climate** — progress toward our emission reduction goals and achievement of top tier sustainability ratings
- **Health and Safety** — realizing our Zero Harm Vision by championing health and safety initiatives that result in improved employee wellbeing and safety outcomes
- **Diversity and Inclusion** — continued progress toward our diversity and inclusion goals
- **Employee and External Engagement** — fostering a culture of sustainability and organizational health that engages and attracts people who want to make a difference

Integrating ESG, DEI and organizational health into the goals of our executive team, including the CEO and NEOs, and linking them to compensation ensures ESG is embedded into our products, services, and culture.

Metric and Definition	Weight	Why It Matters
EBIT growth | Net income adjusted for income tax expense, financing costs, non-controlling interests, foreign exchange and certain significant special items, such as, transaction/integration/separation costs, impairment charges, acquisitions/divestitures, restructuring costs, mark-to-market adjustments related to restricted asbestos investments and pension and post-retirement plans and the adoption of new accounting pronouncements, all as reflected in our audited financial statements that appear in our Annual Report on Form 10-K.	1/3	Aligns annual organic EBIT growth resulting from effective and efficient execution of our operating plan to broadly comparable companies subject to similar external market and economic factors.
Revenue growth | Revenue adjusted for the impact of foreign exchange and acquisitions/divestitures.	1/3	Aligns annual organic revenue growth resulting from strong sales execution, product and innovation investments, and market share gains to broadly comparable companies subject to similar external market and economic factors.
Free cash flow conversion | Free Cash Flow divided by Net Income attributable to JCI. Net Income attributable to JCI is adjusted for certain significant special items such as transaction/integration/separation costs, impairment charges, acquisitions/divestitures, restructuring costs, one-time tax items and the adoption of new accounting pronouncements, all as reflected in our audited financial statements that appear in our Annual Report on Form 10-K. Free Cash Flow is defined as cash provided by operating activities less capital expenditures.	1/3	Establishes annual free cash flow conversion targets resulting from trade working capital and other operating cash flow initiatives accompanied with disciplined capital expenditure management. Our ability to generate cash is critical to our growth and funding of operating activities.
Corporate strategic initiative modifier | One metric is utilized: ■ Achievement of year-over-year organic service revenue growth.	Modifier +/- 15%	Improving this measure has a significant impact on stock price and on meeting the investment community's expectations.
Business Unit results | Once the overall AIPP pool is created from the financial and strategic performance of the enterprise, the CEO assesses the results of each specific Business Unit for our NEO's and other participating executives. This assessment takes into consideration financial, diversity and sustainability results achieved by each Business Unit to distribute the overall AIPP appropriately based on performance (total combined pool not to exceed the overall pool created by the financial and strategic results).	Modifier%	Enables higher awards for Business Units who obtain higher level financial, ESG, DEI and organizational health achievements.
Individual modifier | Leadership actions and behaviors are assessed related to each focus area: ■ Growth: Business financial performance ■ Operational improvements: OPEX transformation initiatives and safety ■ High-performance culture: ESG, Diversity, DEI and organizational health	Modifier +10% / -25%	Enables the Committee to adjust awards informed by a judgment-based assessment of how performance was delivered versus our culture and values and any exceptional circumstances during the year.

The same metrics and overall strategic modifier apply to all NEOs. Payment is capped at 200%.

Fiscal 2022 AIPP Performance

While we experienced success in driving results, growing revenue, regaining margin strength and positioning ourselves for the future, we were not able to fully overcome the impacts of a turbulent macro environment, negatively impacting our ability to fully achieve some of the ambitious goals we set for ourselves prior to experiencing the full effect of the macroeconomic headwinds that persisted throughout fiscal 2022. In particular, our focus on maintaining higher inventory levels resulting from actions taken to manage supply chain disruptions and meet customer demands resulted in weaker-than-expected free cash flow conversion. This was evidenced through over target organic sales growth of 8.9%, below target EBIT growth of 11.4% and below threshold performance free cash flow conversion at 67%. This aggregate performance resulted in annual bonuses being earned below target, with payouts of 80.2% of target.

		Fiscal 2022 Performance Goals				Payout Factor	
Financial Performance Metric	Weight	Threshold	Target	Maximum	Actual	Unweighted	Weighted
EBIT Growth	1/3	5.0%	14.0%	21.0%	11.4%	85.5%	**80.2%**
Revenue Growth	1/3	4.0%	7.5%	10.0%	8.9%	155.1%	
Enterprise Free Cash Flow Conversion	1/3	95%	100%	110%	67%	0%	

Performance in respect of the strategic initiative modifier was as follows:

Strategic Initiative Modifier Metric	Performance Goal*	Modifier %	Results
Achievement of YOY Organic Service Revenue Growth	>9.0%	+15%	7.5%
	<4.0%	-15%	
Total Strategic Initiative Modifier		**+/-15%**	**0%**

* *This chart is not interpolated. Achievement between 4% and 9% results in no modifier.*

This combination of financial and strategic performance resulted in a formulaic AIPP result and funding level of 80.2%.

Next, the CEO assessed the results of each specific Business Unit for the NEO's. This assessment takes into consideration financial, diversity and sustainability results achieved by each Business Unit in order to distribute the overall AIPP appropriately based on performance. The Business Unit modifiers applicable to the NEO's in respect of fiscal 2022 are displayed in the table below. For each of the NEOs, the application of the Business Unit modifier was based on the performance of the Company as a whole with the exception of Messrs. Ramaswamy and Williams, whose Business Unit modifier was based on the performance of the Company's Global Products reporting segment.

Finally, leadership actions and behaviors were assessed related to the focus areas of growth, operational improvements and high-performance culture. Individual modifiers for the NEOs in respect of fiscal 2022 are displayed in the table below.

The table below summarizes the target award potential and eventual payout amounts for the NEOs in respect of fiscal 2022 performance.

NEO	Target Opportunity (% salary)	Target Opportunity	Financial and Strategic Payout Factor	Business Unit Modifier	Individual Modifier	Total Payout Factor	Fiscal 2022 Annual Incentive Award
George R. Oliver	160%	$2,400,000	80.2%	100%	100%	80.2%	$1,924,800
Olivier Leonetti	100%	$ 775,000	80.2%	100%	100%	80.2%	$ 621,550
Rodney Clark[1]	90%	$ 225,616	80.2%	100%	100%	80.2%	$ 180,944
John Donofrio	90%	$ 630,000	80.2%	100%	100%	80.2%	$ 505,260
Ganesh Ramaswamy	90%	$ 652,500	80.2%	100%	100%	80.2%	$ 523,305
Jeffrey M. Williams[2]	95%	$ 635,069	80.2%	100%	100%	80.2%	$ 509,325

1 *Mr. Clark's target opportunity and payout were prorated 33.4% based on the number of days worked within fiscal 2022.*

2 *Mr. Williams's target opportunity and payout were prorated 83.6% based on the number of days worked within fiscal 2022.*

LONG-TERM EQUITY INCENTIVE AWARDS

Another key element in the compensation of our executive team is long-term equity incentive awards, which tie a significant portion of compensation to the Company's performance over time. In fiscal 2022, three different types of long-term incentive awards were granted to our NEOs:



Performance Share Units (50%)
Vest subject to performance measured over three years
Fiscal 2022 awards contingent on pre-tax earnings, Recurring Revenue and relative TSR
Dividends equivalents accrue and are paid in respect of the number of shares that ultimately vest
Share Options (25%)
Only deliver value to the extent Johnson Controls' stock price increases relative to price at date of grant
Vest 50% after two years and 50% after three year
Restricted Share Units (25%)
Vest in equal installments over three years
Dividends equivalents accrue and are paid on vested awards

In combination, we believe these grants provide a balanced focus on sustainable long-term shareholder value creation and retention of key executives in the interests of our collective stakeholders. They are also reflective of market practice within our compensation peer group. The total target grant value is established using applicable benchmarking and other market data to determine a competitive rate intended to balance the objectives of ensuring appropriate pay positioning in the market while enabling the Company to attract, recruit and retain high-performing talent in a competitive environment.

	FISCAL 2022 LONG-TERM EQUITY GRANT			
	VALUE OF SHARE OPTIONS	VALUE OF RSUs	VALUE OF PSUs	TOTAL TARGET VALUE OF AWARD
George R. Oliver	$2,750,000	$2,750,000	$5,500,000	$11,000,000
Olivier Leonetti	$ 725,000	$ 725,000	$1,450,000	$ 2,900,000
Rodney Clark[1]	—	—	—	—
John Donofrio	$ 550,000	$ 550,000	$1,100,000	$ 2,200,000
Ganesh Ramaswamy	$ 550,000	$ 550,000	$1,100,000	$ 2,200,000
Jeffrey M. Williams	$ 750,000	$ 750,000	$1,500,000	$ 3,000,000

1 *Mr. Clark did not participate in the long-term incentive program in fiscal 2022 given his date of hire.*

For Fiscal 2022, Mr. Oliver received a 15.7% increase and Mr. Leonetti received an 11.5% increase in their target long-term incentive compensation awards to strengthen their competitive pay positioning and to reflect the impact of their individual performance on driving our long-term strategic objectives and financial results.

Fiscal 2022-2024 Performance Share Units

Performance Share Units ("PSUs") help to ensure our executives' pay is directly linked to the achievement of strong, sustained long-term operating performance. The balance of metrics focuses senior leaders on making strategic investments that optimize long-term shareholder value.

For Fiscal 2022-2024 awards, the Committee reviewed and updated the PSU award design. While remaining committed to using three-year cumulative metrics and maintaining a balanced emphasis on pre-tax earnings and TSR, the Committee replaced after-tax ROIC with recurring revenue. Creating a focus on recurring revenue is aligned with our strategy to drive growth through digitally-enabled products, services and solutions. In addition, as a forward-looking measure, the Committee believes that it provides a superior correlation to executing our strategy, increasing our valuation and generating higher future returns when compared to ROIC, which measures returns on past investments.

The Committee reviewed the correlation of various performance metrics to valuation growth and found that recurring revenue consistently had a higher correlation to increasing the Company's valuation than an ROIC metric (analyzed over one-, three-, five- and 10-year periods).

We believe that recurring revenue better demonstrates the potential to generate higher future returns when compared to ROIC. Our high value and advanced services and solutions — such as OpenBlue, as-a-Service offerings, outcome-based solutions for decarbonization, smart buildings, healthy buildings — not only support sustainability through energy efficiency and energy usage reduction for our customers, but also drive higher and less volatile recurring revenues, lower attrition risk, lower cost of sale, and higher profitability over time.

We believe recurring revenue will be a growth driver as we pursue more long-term service contracts as well as subscription and "as a Service" revenue. The incorporation of recurring revenue into our fiscal 2022-2024 PSU metrics will align the performance of our executives with our strategy to drive growth through digitally-enabled products, services and solutions and lead the transformation to smart and sustainable buildings

Metric, Weight and Definition	Weight	Why It Matters
Pre-tax earnings growth | Income before income taxes, adjusted for foreign exchange, M&A and for certain significant special items, such as transaction/integrations/ separation costs, gain or loss on divestitures, impairment charges, restructuring costs, mark-to-market adjustments related to restricted asbestos investments and pension and post-retirement plans, and the adoption of new accounting pronouncements – all as reflected in our audited financial statements that appear in our Annual Report on Form 10-K.	1/3	Aligns three-year organic pre-tax earnings growth resulting from the effective execution of our strategic operating plan to broadly comparable companies subject to similar external market and economic factors. Our ability to generate long-term profitability is critical to our growth and funding of operating activities.
Recurring Revenue | Recurring revenue is a sales transaction that repeats at intervals into the future for the use or access to a product, technology or service. Unlike one-off sales, these revenues are predictable, stable and can occur at regular intervals going forward with a high degree of certainty (i.e., contract). Current recurring revenue contract types include: Planned Service Agreement (PSA), Operations & Management (O&M), Facility Management (FM), Public, Private, Proprietary (P3), Measurement Verification (M&V), Performance Infrastructure (PI), Building Monitoring, Software license (i.e. SSA), Subscriber contracts, Subscription models, as a Service (aaS), Leasing and Monitoring. Product sales, installation sales and Labor & Maintenance do not qualify as recurring revenue. Capital leases do not qualify as recurring revenue, only operational leases.	1/3	Establishes forward looking three-year recurring revenue targets, providing an effective indicator of future top-line growth prospects and drives long-term performance and value creation. Aligns with JCI's digitally-enabled products, services and solutions growth strategy.
TSR relative to S&P 500 Industrials | Percentage change in Johnson Controls' share price over the performance period (with an adjustment for reinvestment of dividends), relative to S&P 500 Industrials. The starting price is based on the 30-trading-day average preceding the start of the performance cycle. The ending price is based on the 30-trading-day average preceding the end of the performance cycle.	1/3	Aligns Johnson Controls' three-year stock performance, including reinvestment of dividends, to the S&P 500 Industrials. Investors recognize TSR as an appropriate measure to motivate executives and achieve alignment with shareholder interests.

The Committee set the earnings growth and recurring revenue thresholds, targets and maximums for the fiscal 2022-2024 performance period based on Johnson Controls' long-term strategic plan, as well as consideration of long-term performance expectations for the S&P 500 Industrials. This approach ensures that we provide competitive incentive compensation based on market competitive performance while continuing to focus on our strategic long-term commitments. Given the commercial sensitivity of our long-term goals, the 2022 PSU performance goals will be disclosed at the conclusion of the three-year performance period.

Performance Metric	Weight	Fiscal 2022-2024 Performance Goals		
		Threshold	Target	Maximum
Pre-tax Earnings Growth	1/3rd	The three-year performance goals associated with these measures will be disclosed at the conclusion of the performance period		
Recurring Revenue	1/3rd			
TSR Relative to S&P 500 Industrials	1/3rd	≥25th percentile	50th percentile	≥75th percentile

The payout opportunity in respect of each element is calculated separately and weighted to arrive at a final payout.

	Below Threshold	Threshold	Target	Maximum
Payout (% of Target)	0%	50%	100%	200%

The payout is calculated using interpolation between threshold and target, and target and maximum.

Fiscal 2020-2022 Performance Share Units

The 2020 – 2022 PSU awards were subject to three independently weighted measures, Pre-tax earnings growth, Pre-tax ROIC and Relative TSR. While we experienced success achieving growth and positioning ourselves for the future, we were not able to fully overcome the impacts of headwinds incurred during the performance period, including the impact of the COVID-19 pandemic during fiscal 2020-2021 and the turbulent macroeconomic environment experienced in fiscal 2022, negatively impacting our ability to fully achieve some of the ambitious goals we set at the onset of fiscal 2020. Based on cumulative performance over three-years, awards vested at 78.6% of target, reflecting our commitment to pay for performance. No adjustments were made to the 2020 – 2022 PSU awards in connection with the COVID-19 pandemic or any other event.

Performance Metric	Weight	Fiscal 2020—2022 Performance Goals			Actual Performance	Results	Weighted Performance
		Threshold	Target	Maximum			
Pre-tax Earnings Growth[1]	1/3rd	$366	$607	$862	$519	82%	27.22%
Pre-tax ROIC[2]	1/3rd	130 bps	220 bps	420 bps	140 bps	56%	18.52%
TSR Relative to S&P 500 Industrials	1/3rd	≥ 25th percentile	50th percentile	≥ 75th percentile	49th percentile	99%	32.8%
					2020 – 2022 PSU Final Payout Percentage		78.6%

1 *We define Pre-tax Earnings as income before income taxes and foreign exchange, adjusted for certain significant special items, such as transaction/integration/separation costs, gain or loss on divestitures, impairment charges, restructuring costs, mark-to-market adjustments related to restricted asbestos investments and pension and post-retirement plans, and the adoption of new accounting pronouncements, all as reflected in our audited financial statements that appear in our Annual Report on Form 10-K.*

2 *We define ROIC as income before income taxes and foreign exchange, adjusted for certain significant special items, such as transaction/integration/separation costs, gain or loss on divestitures, impairment charges, restructuring costs, mark-to-market adjustments related to restricted asbestos investments and pension and post-retirement plans, and the adoption of new accounting pronouncements, all as reflected in our audited financial statements that appear in our Annual Report on Form 10-K, divided by pre-tax invested capital. Pre-tax invested capital is the monthly weighted average sum of shareholders equity plus total debt, less cash and income tax accounts, adjusted for acquisitions/divestitures and other special items.*

Fiscal 2022 Share Options and Restricted Share Units

By awarding share options and RSUs, we link long-term incentives directly to our share price. If our share price decreases, so does the value of the executive officer's compensation. Share options and RSUs also help us maintain competitive compensation levels in the market and retain high-performing employees through multi-year vesting requirements.

We valued fiscal 2022 share options using a Black-Scholes valuation. Their strike price is equal to the closing price of our common shares on the date of the grant. Fifty percent of each share option award vests two years after the date of grant, and the other fifty percent vests three years after the date of grant. Share option vesting is subject to continued employment, with earlier vesting upon retirement, and share options have a ten-year exercise term. The Committee does not permit or engage in "backdating," repricing or cash buyout of share options.

We value RSUs based on the closing price of our shares at the date of grant. RSUs generally vest in equal installments over three years.

NEW HIRE AWARDS

During fiscal 2022, Rodney Clark was appointed as our Vice President and Chief Commercial Officer. His recruitment and appointment to this newly created officer position reflects areas of importance to the Company's transformation and global growth strategies, which required hiring externally to procure new skill capabilities. Mr. Clark's extensive experience in developing customer and partner relationships in the digital space position him to help lead our global growth strategy to serve customers and partners through innovative, high-value solutions and service offerings.

In connection with Mr. Clark's appointment, the Committee reviewed and approved his compensation package, detailed in the relevant sections of this report, as well as an equity award and a one-time cash award intended to compensate him for at-risk compensation that he forfeited at his prior employer as a result of his decision to join Johnson Controls. The awards comprised a combination of RSUs, vesting ratably over a three-year period, and a one-time cash bonus, collectively reflecting the estimated amount of his compensation being forfeited. Mr. Clark will participate in our generally applicable long-term executive compensation plans in the future.

NEO	One-time cash payment	Target value of one-time RSU award
Rodney Clark	$2,400,000	$3,900,000

Clawback and termination provisions have been included in these awards to provide additional protection to shareholders. In the event of a voluntary termination within two years of appointment, Mr. Clark is required to repay the one-time cash payment in full. Termination provisions included in the one-time RSU award are structured to reflect various potential termination scenarios.

- Involuntary not for cause termination: award accelerated on a pro-rated basis based on the number of full months actively employed
- Death or disability: award accelerated in full
- All other scenarios, including retirement, voluntary and 'for cause' termination: full forfeiture of the outstanding unvested award

Additional Information

OTHER EXECUTIVE COMPENSATION POLICIES

To further ensure the alignment of executive interests with those of our shareholders, the Committee has approved additional compensation-related policies that apply to our NEOs.

SHARE OWNERSHIP GUIDELINES

NEOs are required to hold specified amounts of Johnson Controls shares. If an executive does not meet the minimum guideline within five years, they cannot sell any shares until they meet the requirement. Until the guideline is met, executives are required to retain after-tax shares resulting from an exercise of share options and must retain shares resulting from the vesting of restricted share units and performance share units. All shares directly or indirectly owned by, and restricted share units granted to, NEOs count towards the requirement. Share options do not count. At the end of fiscal 2022, all NEOs were in compliance with their ownership requirements, demonstrating the strong alignment of interests between our NEOs and Johnson Controls' stakeholders.

Role	Minimum Ownership Requirement (% base salary)
Chairman & Chief Executive Officer	600%
All Other NEOs (excludes former NEOs)	300%

COMPENSATION RECOUPMENT POLICY

Our recoupment policy provides that following any accounting restatement, in addition to any other remedies available to it and subject to applicable law, if the Board or any Committee of the Board determines that any annual or other incentive payment received by an executive officer resulted from any financial result or operating metric that was impacted by the executive officer's fraudulent or illegal conduct, the Board or a Board Committee could recover from the executive officer that compensation it considered appropriate under the circumstances. The Board has the sole discretion to make any and all determinations under this policy.

The Committee continues to monitor trends and developments with respect to incentive compensation recoupment policies. As part of this monitoring, in December 2020 the Committee revised our recoupment policy to allow us to recoup incentive based and equity compensation for misconduct that has the potential to cause material reputational harm.

The SEC has adopted rules directing national securities exchanges to establish listing standards requiring listed companies to develop and implement policies providing for the recovery of certain incentive-based compensation. We are monitoring the actions of the national securities exchanges and intend to revise our recoupment policy, or adopt an updated recoupment policy, to comply with the listing standards in a timely manner.

INSIDER TRADING, ANTI-HEDGING AND ANTI-PLEDGING POLICY

Directors, executive officers, employees and other related persons may not buy, sell or engage in other transactions in the Company's shares while aware of material non-public information; buy or sell securities of other companies while aware of material non-public information about those companies that they became aware of as a result of business dealings between the Company and those companies; disclose material non-public information to any unauthorized persons outside of the Company. The policy also restricts trading for a limited group of Company employees (including executives and directors) to defined window periods that follow our quarterly earnings releases.

In addition, the Company's directors, executive officers, employees and other related persons are prohibited from:

- Pledging any Company securities held by them or their families as security for a loan, including by holding such securities in a margin account; and
- Trading in puts, calls or any other derivative securities relating to in the Company's shares, and engaging in hedging or monetization transactions relating to in the Company's shares (including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds) or short sales of the Company's shares.

EXECUTIVE BENEFITS AND PERQUISITES

401(k) Plan

All U.S. employees are eligible for the 401(k) plan, including our NEOs. Participants can contribute up to a specified percentage of their compensation on a pre-tax or after-tax (Roth) basis; however, executive officers' percentages may be lower than other participants due to IRS requirements applicable to the 401(k) plan.

Based on Company performance, we matched 100% of each dollar an employee contributes up to 4% of the employee's eligible pay, and 50% of each additional dollar up to a total of 6% of the employee's eligible pay. In addition, normally the Company makes a varied annual retirement contribution for eligible employees. This group of employees includes all NEOs. The contribution for this group of employees is usually between 1% and 5% of the participant's eligible compensation, based on the participant's age and participation or service. Both the matching contribution and the annual retirement contribution are subject to vesting requirements. In response to managing costs through the pandemic, the annual retirement contributions were suspended for the 2021 calendar year (January 1, 2021 to December 31, 2021) which impacted the actual company contribution that occurred in February 2022.

Prior to the merger between Johnson Controls, Inc. ("legacy Johnson Controls") and a subsidiary of Tyco International plc in 2016 (the "Merger"), legacy Johnson Controls also maintained a pension plan, which covered all U.S. salaried employees hired before January 1, 2006. This plan was frozen on December 31, 2014, and employees no longer accrue future pension benefits under this plan. Mr. Williams was the only NEO who participated in the plan.

Retirement Restoration Plan

The Internal Revenue Code limits the benefits we can provide to employees under the 401(k) plan, including the annual retirement contribution. Thus, we sponsor the Retirement Restoration Plan, which allows all employees whose annual retirement contributions are affected by these Internal Revenue Code limits to receive the full intended amount of the additional annual retirement contributions without regard to such limits. All employees whose annual retirement contributions under the 401(k) plan are limited, including NEOs, are eligible for the Retirement Restoration Plan. Prior to January 1, 2018, the Retirement Restoration Plan also provided for 401(k) spillover deferrals and employer matching contributions for eligible participants. Those benefits were eliminated as of January 1, 2018 for participants other than those participants who were officers of the Company immediately following the Merger including our NEOs, Messrs. Oliver, Donofrio and Williams and certain other high-level employees who participated in the Retirement Restoration Plan prior to January of 2018.

Executive Deferred Compensation Plan and Senior Executive Deferred Compensation Plan

As of January 1, 2018, to integrate our plans following the Merger, we adopted a new Senior Executive Deferred Compensation Plan. The new Senior Executive Deferred Compensation Plan allows participants, including our NEOs, to defer base salary and annual bonus compensation and the associated taxes until retirement or termination of employment to assist such participants with personal financial planning. The investment options under the new Senior Executive Deferred Compensation Plan mirror investment options in our 401(k) Plan, which includes a company stock fund.

Perquisites

We provide a limited amount of perquisites to our executive officers which we believe are reasonable and consistent with market practice. We maintain a strict policy regarding eligibility and use of these benefits. The Committee grants each executive officer a perquisite allowance of 5% of base salary annually. Upon termination, any unused funds are forfeited. Allowable perquisites include:

- Financial and tax planning
- Personal use of corporate aircraft capped at $10,000 per year for the NEOs, excluding the CEO, with such amounts calculated pursuant to the Standard Industry Fare level, or SIFL rate
- Executive physical

The CEO is encouraged to use the corporate aircraft for both business and personal use to enhance his productivity, maintain confidentiality, ensure personal security and protect his health and wellbeing particularly during the pandemic. The Committee has limited the CEO's annual personal usage of company aircraft to an annual incremental cost of $200,000. Any such personal usage of the corporate aircraft in excess of this amount is required to be reimbursed to Johnson Controls by the CEO based on the aggregate incremental cost of such usage.

EXECUTIVE SEVERANCE AND CHANGE-IN-CONTROL POLICY

The Executive Severance and Change-in-Control Policy applies to all NEOs.

	Change-In-Control	Severance
Triggers	■ Involuntary termination other than for Cause, permanent disability or death within the period beginning 60 days prior to and ending two years following a change-in-control ■ Good reason resignation within the same period	■ Involuntary termination other than for Cause, permanent disability or death
Cash Severance	Base salary + target annual bonus	
Severance Multiple	CEO: 3X Other NEOs: 2X	CEO: 2X Other NEOs: 1.5X
Claims Release	Required	
Benefits Continuation	Aligned with severance multiple	
Equity Acceleration	■ Pro-rated equity acceleration based on number of months worked during vesting period (pro-rated PSUs based on target performance) ■ For awards granted after March 10, 2021, if the 2021 Equity and Incentive Plan would provide more favorable result, then its treatment would govern; Under the Plan, the Committee may provide either for adjustment/assumption of awards that includes a right to full vesting upon an involuntary termination or termination for Good Reason or full accelerated vesting (assuming higher of target or trend for PSUs) and a cash settlement upon the change-in-control	■ Pro-rated equity acceleration based on number of months worked during vesting period (pro-rated PSUs based on target performance earned at vesting)
Annual Incentive Performance Program	■ Payment of a prorated portion of the target bonus amount for the year of termination	
Excise Tax Gross-Up	None	
Restrictive Covenants	■ Unlimited time for non-disparagement, trade secrets and confidential information ■ Two-year post-termination non-solicitation of employees and customers ■ One and one-half year post-termination non-compete ■ Employee must affirmatively consent to be bound by these covenants as a condition of plan participation	

GLOBAL EXECUTIVE ASSIGNMENT AGREEMENT

In March 2017, Mr. Williams accepted the officer position of Vice President & President, EMEA & Latin America — Building Technologies and Solutions. This new role required Mr. Williams to relocate from the United States to the United Kingdom for the duration of his three-year assignment, and in connection with this move Mr. Williams' entered into a global assignment agreement that is substantially consistent with the policy applicable to all Johnson Controls employees, which is designed to ameliorate the increased costs associated with global assignments. The agreement included an allowance to offset the difference in costs of living, a relocation allowance, furnished housing, and reimbursement for certain dependent visitation costs, tax equalization in accordance with the Johnson Controls Tax Equalization Policy, a club membership in the United Kingdom and reimbursement of repatriation costs such as travel, temporary housing and car rental and the shipment of goods. Mr. Williams returned to the United States in fiscal 2020 when he accepted the position of VP & President — Global Products, Building Technologies and Solutions, but certain delayed payments continued to be made under the agreement during fiscal 2022. Mr. Williams retired from the Company on August 1, 2022.

TAX AND ACCOUNTING CONSIDERATIONS

When determining total direct compensation packages, the Committee considers all factors that may have an impact on our financial performance, including tax and accounting rules.

Section 162(m) of the Internal Revenue Code limits the tax deductibility of compensation that we pay to certain covered employees, generally including our NEOs, to $1 million in any year per person.

The committee believes that the tax deduction limitation should not compromise the ability to design and maintain executive compensation arrangements necessary to attract and retain strong executive talent. Accordingly, achieving the desired flexibility in the design and delivery of compensation may not result in compensation that in certain cases is not deductible for federal income tax purposes.

COMPENSATION AND TALENT DEVELOPMENT COMMITTEE REPORT

The Compensation and Talent Development Committee has reviewed and discussed with management this Compensation Discussion & Analysis and, based on such review and discussion, has recommended to the Board of Directors that the Compensation Discussion & Analysis be included in the Company’s 2022 Annual Report on Form 10-K and this Proxy Statement.

Submitted by the Compensation and Talent Development Committee:

Michael E. Daniels, Chair
Roy Dunbar
Mark Vergnano

Executive Compensation Tables

The following table summarizes the compensation earned by our named executive officers in the fiscal years noted.

Summary Compensation Table for Fiscal Years 2022, 2021, and 2020

Name and Principal Position (a)	Year ($) (b)	Salary ($)[1] (c)	Bonus ($)[2] (d)	Stock/Unit Awards ($)[3] (e)	Option Awards ($)[3] (f)	Non-Equity Incentive Plan Compensation ($)[4] (g)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[5] (h)	All Other Compensation ($)[6] (i)	Total ($) (j)
George Oliver	2022	1,500,000	—	8,249,888	2,749,982	1,924,800	—	504,680	14,929,350
Chairman & Chief Executive Officer	2021	1,500,000	—	7,124,944	2,374,997	4,293,600	—	373,476	15,667,017
	2020	1,348,846	—	7,124,972	2,374,995	2,116,800	—	765,878	13,731,491
Olivier Leonetti	2022	775,000	—	2,174,863	724,991	621,550	—	37,700	4,334,104
Executive Vice President & Chief Financial Officer	2021	740,012	—	1,949,958	649,996	1,323,881	—	29,651	4,693,498
	2020	65,463	800,000	5,499,976	—	—	—	1,442	6,366,881
Rodney Clark (7) Vice President, Chief Commercial Officer	2022	250,962	2,400,000	3,899,988	—	180,944	—	5,019	6,736,913
John Donofrio	2022	700,000	—	1,649,899	549,985	505,260	—	141,022	3,546,166
Executive Vice President, General Counsel	2021	700,000	—	1,649,958	549,994	1,127,070		85,011	4,112,033
	2020	673,077	—	1,649,960	549,994	555,660	—	189,530	3,618,221
Ganesh Ramaswamy (8)	2022	725,000	—	1,649,899	549,985	523,305	—	29,500	3,477,689
Vice President & President — Global	2021	725,000	—	1,649,958	549,994	1,167,322	—	56,707	4,148,981
Services	2020	580,000	775,000	4,049,924	549,994	478,015	—	40,742	6,473,675
Jeffrey M. Williams (9)	2022	667,693	—	2,249,948	749,995	509,325	—	1,010,670	5,187,631
Former VP & President — Global Products, Building	2021	800,000	—	2,249,913	749,998	1,359,640	—	270,650	5,430,201
Technologies and Solutions	2020	753,846	—	2,249,991	749,995	670,320	230,707	2,334,073	6,988,932

(1) ***Deferred Amounts Included***: We have not reduced amounts shown above to reflect a named executive officer's election, if any, to defer the receipt of compensation into our qualified and nonqualified deferred compensation plans.

(2) ***Bonus***: The amount reflects the value of one-time cash sign-on bonus provided to Mr. Clark during fiscal 2022 in connection with his appointment as our Chief Commercial Officer.

(3) ***Stock/Unit Awards and Option Awards***: The amounts reflect the fair value of equity awards granted in fiscal 2022, 2021, and 2020. The equity awards granted in fiscal 2022 to each named executive officer consisted of share options, restricted share units ("RSUs") and performance share units ("PSUs"). The amounts in columns (e) and (f) represent the fair value of the entire amount of the award calculated in accordance with Financial Accounting Standards Board ASC Topic 718, excluding the effect of estimated forfeitures. For share options, amounts are computed by multiplying the fair value of the award (as determined under the Black-Scholes option pricing model) by the total number of options granted. For RSUs, fair value is computed by multiplying the total number of shares subject to the award by the closing market price of our ordinary shares on the date of grant. For PSUs, fair value is based on a model that considers the closing market price of our ordinary shares on the date of grant, the range of shares subject to such stock award, and the estimated probabilities of vesting outcomes. The value of PSUs included in the table assumes target performance. The values of the PSUs at the grant date if the highest level of performance conditions were to be achieved would be as follows: Mr. Oliver — $10,999,904; Mr. Leonetti — $2,899,870; Mr. Donofrio — $2,199,918; Mr. Ramaswamy — $2,199,918; and Mr. Williams — $2,999,930. Footnote 13 to our audited financial statements for the fiscal year ended September 30, 2022, which appears in our Annual Report on Form 10-K that we filed with the Securities and Exchange Commission on November 15, 2022, includes assumptions that we used in the calculation of the equity award values.

(4) ***Non-Equity Incentive Plan Compensation***: The amounts reported in column (g) for each named executive officer reflect annual cash incentive compensation.

(5) ***Change In Pension Value***: The amounts reported in column (h) generally reflect the actuarial change in the present value of benefits under the qualified defined benefit pension plan established by Johnson Controls, determined as of the measurement dates used for financial statement reporting purposes for the fiscal year indicated and using interest rate and mortality rate assumptions consistent with those reflected in our audited financial statements for the fiscal year indicated. The value that an executive will actually receive under the plan will differ to the extent facts and circumstances vary from what the calculations assume. Changes in the present value of the named executive officer's benefits are the result of the assumptions applied (as discussed in the footnotes to the "Pension Benefits as of September 30, 2022" table below). No named executive officer received preferential or above market earnings on nonqualified deferred compensation.

(6) ***All Other Compensation***: The fiscal 2022 amounts reported in column (i) for each named executive officer consist of the following:

Named Executive	Personal Use of Company Aircraft[a]	Expatriate & Relocation Benefits[b]	Tax Equalization or Gross-Up[c]	Retirement Plan Contributions[d]	Company Vehicle[e]	Financial Planning[f]	Executive Physical[g]	Total All Other Compensation[h]
George Oliver	200,000	—	—	289,680	15,000	—	—	504,680
Olivier Leonetti	—	—	—	14,500	15,000	8,200	—	37,700
Rodney Clark	—	—	—	—	5,019	—	—	5,019
John Donofrio	15,347	—	—	91,354	15,000	16,367	2,954	141,022
Ganesh Ramaswamy	—	—	—	14,500	15,000	—	—	29,500
Jeffrey M. Williams	—	1,435	847,984	107,982	13,269	40,000	—	1,010,670

(a) The Summary Compensation Table reflects the aggregate incremental pre-tax cost to us for personal use of aircraft for fiscal 2022, which was calculated using a method that takes into account the incremental cost of fuel, trip-related maintenance, crew travel expenses, on-board catering, landing fees, trip-related hangar/parking costs and other variable costs. Because our aircraft are used primarily for business travel, the calculation does not include the fixed costs that do not change based on usage, such as pilots' salaries, the acquisition costs of our owned or leased aircraft, and the cost of maintenance not related to trips. The Committee has limited the CEO's annual personal usage of company aircraft to an annual incremental cost of $200,000. Any personal usage of the corporate aircraft in excess of this amount is required to be reimbursed to Johnson Controls by the CEO based on the aggregate incremental cost of such usage.

(b) The amount shown for Mr. Williams reflects relocation benefits as part of his expatriate assignment.

(c) The amount shown for Mr. Williams represents $847,984 in tax equalization payments made to him in connection with his expatriate assignment.

(d) Retirement plan contributions include matching contributions made on behalf of each executive to the Company's tax-qualified 401(k) plans and Retirement Restoration Plan.

(e) Amounts reflect costs attributable to the personal use of a vehicle.

(f) Amounts reflect payments with respect to financial planning for Messrs. Leonetti, Donofrio and Williams.

(7) Mr. Clark was appointed as our Vice President and Chief Commercial Officer on June 1, 2022.

(8) Mr. Ramaswamy resigned from the Company effective as of December 31, 2022

(9) Mr. Williams retired on August 1, 2022.

Fiscal 2022 Grants of Plan-Based Awards Table

The following table summarizes cash-based and equity-based awards for each of the named executive officers that were granted in fiscal 2022.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name (a)	Grant Date (b)	Threshold ($)(c)[1]	Target ($)(d)[1]	Maximum ($)(e)[1]	Threshold (#)(f)[2]	Target (#)(g)[2]	Maximum (#)(h)[2]	All Other Stock Awards: Number of Shares of Stock (#) (i)[3]	All Other Option Awards: Number of Securities Underlying Options (#) (j)[4]	Exercise or Base Price of Option Awards ($/Share) (k)[5]	Grant Date Fair Value of Stock and Option Awards ($)(l)[6]
George Oliver	N/A[7]	400,000	2,400,000	4,800,000							
	12/8/2021								147,928	79.54	2,749,982
	12/8/2021							34,573			2,749,936
	12/8/2021				11,525	69,147	138,294				5,499,952
Olivier Leonetti	N/A[7]	129,167	775,000	1,550,000							
	12/8/2021								38,999	79.54	724,991
	12/8/2021							9,114			724,928
	12/8/2021				3,038	18,229	36,458				1,449,935
Rodney Clark	N/A[7]	37,603	225,616	451,233							
	6/1/2022							72,222		54.00	3,899,988
John Donofrio	N/A[7]	105,000	630,000	1,260,000							
	12/8/2021								29,585	79.54	549,985
	12/8/2021							6,914			549,940
	12/8/2021				2,305	13,829	27,658				1,099,959
Ganesh Ramaswamy	N/A[7]	108,750	652,500	1,305,000							
	12/8/2021								29,585	79.54	549,985
	12/8/2021							6,914			549,940
	12/8/2021				2,305	13,829	27,658				1,099,959
Jeffrey M. Williams	N/A[7]	105,845	635,069	1,270,138							
	12/8/2021								40,344	79.54	749,995
	12/8/2021							9,429			749,983
	12/8/2021				3,143	18,858	37,716				1,499,965

(1) Amounts reported in columns (c) through (e) represent the range of potential cash payments under the annual performance bonuses that could have been earned under the Johnson Controls Annual Incentive Performance Program for fiscal 2022, as described above under the heading "Annual Incentive Performance Program (AIPP)," in the Compensation Discussion & Analysis. Threshold amounts assume minimum performance levels are achieved with respect to each performance measure.

(2) Amounts in columns (f) through (h) show the range of potential share payouts for the PSUs granted to our named executive officers assuming that threshold, target and maximum performance conditions are achieved as described in the section titled "Long-Term Equity Incentive Awards" in the Compensation Discussion & Analysis. The number of PSUs that are earned, if any, will be based on performance for fiscal years 2022 to 2024 and will be determined after the close of fiscal 2024.

(3) Amounts in column (i) show the number of RSUs granted to the named executive officers (other than Mr. Clark) in December 2021 and Mr. Clark in June 2022 as described in the section titled "Long-Term Equity Incentive Awards" and "New Hire Awards" in the Compensation Discussion & Analysis. These awards vest in equal installments over three years.

(4) Amounts in column (j) show the number of the share options granted for fiscal 2022, as described above under the heading "Long-Term Equity Incentive Awards" in the Compensation Discussion & Analysis. The share options vest 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date, contingent on the named executive officer's continued employment, and expire, at the latest, on the tenth anniversary of the grant date.

(5) Share options were granted with an exercise price per share equal to the closing market price of our ordinary shares on the date of grant.

(6) Amounts in column (l) show the grant date fair value of the option awards, RSUs and PSUs granted to the named executive officers. These amounts represent the fair value of the entire amount of the award calculated in accordance with Financial Accounting Standards Board ASC Topic 718 (ASC Topic 718), excluding the effect of estimated forfeitures. For grants of share options, amounts are computed by multiplying the fair value of the award (as determined under the Black-Scholes option pricing model) by the total number of options granted. For grants of RSUs, fair value is computed by multiplying the total number of shares subject to the award by the closing market price of our ordinary shares on the date of grant. For grants of PSUs, the reported fair value assumes achievement of target performance, which is the probable outcome of performance conditions and is consistent with the estimate of aggregate compensation cost to be recognized over the service period.

(7) The award reflected in this row is an annual incentive performance award that we granted for the performance period of fiscal 2022, the material terms of which we describe in the Compensation Discussion & Analysis section titled “Annual Incentive Performance Program (AIPP).”

Outstanding Equity Awards at 2022 Fiscal Year-End Table

The following table shows, for each of the named executive officers, all equity awards that were outstanding as of September 30, 2022. Dollar amounts are based on the NYSE closing price of $49.22 per share for our ordinary shares on September 30, 2022.

	Option Awards				Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable[(1)] (c)	Option Exercise Price ($) (d)	Option Expiration Date (e)	Number of Shares of Stock That Have Not Vested (#)[(2)] (f)	Market Value of Shares of Stock that Have not Vested ($) (g)	Equity Incentive plan Awards: Number of Unearned Shares, Units or Other Rights that have Not Vested (#)[(3)] (h)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have Not Vested ($) (i)
George Oliver					91,234	4,490,539	299,047	14,719,105
	309,996	—	35.86	11/20/2023				
	331,846	—	41.86	11/25/2024				
	474,268	—	34.82	10/12/2025				
	248,994	—	41.73	10/7/2026				
	336,879	—	37.36	12/7/2027				
	427,158	—	33.39	12/6/2028				
	162,894	162,894	41.75	12/5/2029				
	—	253,739	45.69	12/10/2030				
	—	147,928	79.54	12/8/2031				
Olivier Leonetti					65,964	3,246,769	48,002	2,362,635
		69,444	45.69	12/10/2030				
		38,999	79.54	12/8/2031				
Rodney Clark					72,761	3,581,289		
John Donofrio					20,017	985,229	67,030	3,299,218
	70,921	—	37.36	12/7/2027				
	89,928	—	33.39	12/6/2028				
	37,722	37,723	41.75	12/5/2029				
	—	58,760	45.69	12/10/2030				
	—	29,585	79.54	12/8/2031				
Ganesh Ramaswamy					60,297	2,967,823	67,030	3,299,218
	37,722	37,723	41.75	12/5/2029				
		58,760	45.69	12/10/2030				
		29,585	79.54	12/8/2031				
Jeffrey M. Williams							63,691	3,134,850
	20,952	—	46.29	11/18/2024				
	6,437	—	42.67	1/5/2025				
	33,343	—	40.42	10/7/2025				
	50,281	—	41.73	10/7/2026				
	70,921	—	37.36	12/7/2027				
	89,928	—	33.39	12/6/2028				
	88,591	—	41.75	12/5/2029				
	42,290	—	45.69	12/10/2030				
	7,845	—	79.54	12/8/2031				

(1) Vesting information for each outstanding option award for the named executive officers is described in the table below.

Vesting Date	Exercise Price	George Oliver	Oliver Leonetti	John Donofrio	Ganesh Ramaswamy
2022					
12/5/2022	$41.75	162,894	—	37,723	37,723
12/10/2022	$45.69	126,869	34,722	29,380	29,380
2023					
12/8/2023	$79.54	73,964	19,499	14,792	14,792
12/10/2023	$45.69	126,870	34,722	29,380	29,380
2024					
12/8/2024	$79.54	73,964	19,500	14,793	14,793

(2) The amounts in columns (f) and (g) reflect, for each named executive officer, the number and market value of RSUs which had been granted as of September 30, 2022, but which remained subject to additional vesting requirements. Scheduled vesting of all RSUs and the number of shares underlying awards, for each of the named executive officer is as follows:

Vesting Date	George Oliver	Olivier Leonetti	Rodney Clark	John Donofrio	Ganesh Ramaswamy
2022					
12/2/2022					40,280
12/5/2022	20,180			4,674	4,674
12/8/2022	11,728	3,092		2,346	2,346
12/10/2022	17,935	4,908		4,154	4,154
2023					
6/1/2023	—		24,254	—	—
8/31/2023	—	46,873	—	—	—
12/8/2023	11,728	3,092		2,345	2,345
12/10/2023	17,935	4,908		4,153	4,153
2024					
6/1/2024	—	—	24,254	—	—
12/8/2024	11,728	3,091		2,345	2,345
2025					
6/1/2025	—	—	24,253	—	—

(3) The amounts in columns (h) and (i) reflect, for each named executive officer, the number and market value of PSUs at target which had been granted as of September 30, 2022. The number of shares earned will depend upon actual performance relative to the applicable performance metrics at the end of the performance period. Scheduled vesting of all PSUs and the number of shares underlying awards at target for each of the named executive officers is as follows:

Vesting Date	George Oliver	Olivier Leonetti	John Donofrio	Ganesh Ramaswamy	Jeffrey Williams
2022					
12/6/2022	121,069	—	28,037	28,037	36,108
2023					
12/10/2023	107,608	29,450	24,920	24,920	21,918
2024					
12/8/2024	70,370	18,552	14,073	14,073	5,665

Fiscal 2022 Option Exercises and Stock Vested Table

The following table shows, for each of the named executive officers, the amounts realized from options that were exercised and RSUs that vested during fiscal 2022.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($)[1] (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($)[2] (e)
George Oliver	—	—	284,963	22,509,519
Olivier Leonetti	—	—	51,696	2,920,239
Rodney Clark	—	—	—	—
John Donofrio	—	—	60,786	4,801,205
Ganesh Ramaswamy	—	—	8,673	681,635
Jeffrey M. Williams	—	—	72,918[3]	5,535,018

(1) The amounts in column (c) represent the product of the number of shares acquired on exercise and the difference between the market price of the shares at the time of exercise and the exercise price of the options.

(2) The amounts in column (e) represent the product of the number of shares a named executive officer acquired on vesting and the closing market price of the shares on the vesting date, plus the value of dividend equivalents released, if any.

(3) Of the shares acquired on vesting by Mr. Williams, 8,980 shares, representing approximately $486,018 in value on the vesting date, were subject to a six-month delay in payment for purposes of the compliance with tax rules on deferred compensation.

Pension Benefits as of September 30, 2022

The following table sets forth certain information with respect to the potential benefits to our named executive officers under the Johnson Controls qualified pension plan as of September 30, 2022. Of our named executive officers, only Mr. Williams participated in the plan.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]
Jeffrey M. Williams	Johnson Controls Pension Plan	30.67	1,310,427

(1) Amounts in this column reflect the following assumptions: A calculation date of September 30, 2021, a 2.53% discount rate for the Johnson Controls Pension Plan, retirement occurring at normal retirement age based on Social Security Normal Retirement Age minus three years, and applicability of the 2012 Fully Generational Mortality Table for Annuitants per Treasury Regulations Section 1.430(h)(3)-1(e), that we used for financial reporting purposes as of September 30, 2022. The valuation method used to determine the present value of the accumulated benefit is the same as the method we used for financial reporting purposes as of September 30, 2022. The value that an executive will actually receive under these benefits will differ to the extent facts and circumstances vary from what these calculations assume.

Johnson Controls Pension Plan. The Johnson Controls Pension Plan is a frozen defined benefit pension plan that provides benefits for most non-union U.S. employees hired before January 1, 2006, including Mr. Williams. Because Messrs. Oliver, Donofrio, Clark Ramaswamy and Leonetti were employed by Johnson Controls after January 1, 2006, they are not participants in the Pension Plan. Subject to certain limitations that the Code imposes, the monthly retirement benefit payable under the Johnson Controls Pension Plan to participants, at normal retirement age in a single life annuity, is determined as follows:

- 1.15% of final average monthly compensation times years of benefit service, plus
- 0.55% of final average monthly compensation in excess of Social Security covered compensation times years of benefit service (up to 30 years)

Service after December 31, 2014 does not count as benefit service in this formula. For purposes of this formula, “final average monthly compensation” means a participant’s gross compensation, excluding certain unusual or non-recurring items of compensation, such as severance or moving expenses, for the highest five consecutive years of the last ten consecutive years of employment occurring prior to January 1, 2015. “Social Security covered compensation” means the average of the Social Security wage base for the 35 years preceding a participant’s normal retirement age. Normal retirement age for Johnson Controls Pension Plan participants is age 65.

Participants in the Johnson Controls Pension Plan generally become vested in their pension benefits upon completion of five years of service. The Pension Plan does not pay full pension benefits until after a participant terminates employment and reaches normal retirement age. However, a participant who terminates employment may elect to receive benefits at a reduced level at any time after age 55, as follows: If a participant terminates employment prior to age 55 and completing 10 years of service, then the reduction is 5% for each year that benefits begin before the participant’s Social Security retirement age; and if a participant terminates employment on or after age 55 and after completing 10 years of service, then the reduction is 5% for each year that benefits begin before the three years preceding the participant’s Social Security retirement age. Mr. Williams was eligible for early retirement under the Pension Plan at time of retirement.

Non-Qualified Deferred Compensation Table at Fiscal 2022 Year-End

The following table presents information on the non-qualified deferred compensation accounts of each named executive officer at September 30, 2022.

Name (a)	Executive Contributions in Last FY ($)[1] (b)	Registrant Contributions in Last FY ($)[2] (c)	Aggregate Earnings in Last FY ($)[3] (d)	Aggregate Balance at Last FYE ($)[5] (f)
George Oliver	332,778	275,180	(768,055)	3,831,559
Olivier Leonetti	—	—	—	—
Rodney Clark	—	—	—	—
John Donofrio	92,940	76,854	(123,331)	620,865
Ganesh Ramaswamy	—	—	(3,562)	15,366
Jeffrey M. Williams	136,594	93,482	(304,329)	1,520,289

(1) Amounts in column (b) include employee contributions under the Johnson Controls Executive Deferred Compensation Plan, Johnson Controls International plc Senior Executive Deferred Compensation Plan and the Johnson Controls International Retirement Restoration Plan. The Johnson Controls Executive Deferred Compensation Plan allowed participants to defer their annual bonuses, long-term performance share units and restricted share awards. The Johnson Controls International plc Senior Executive Deferred Compensation Plan allows participants to defer up to 50% of their annual base salary and 95% of their annual bonus compensation. The Retirement Restoration Plan allows executive officers to defer up to 6% of their compensation that is not eligible to be deferred into the Johnson Control 401(k) plan because of qualified plan limits that the Code imposes. All of the amounts shown in column (b) are also included in the Summary Compensation Table.

(2) Amounts in column (c) include employer contribution under the Retirement Restoration Plan. The Retirement Restoration Plan, also credits participants with an amount equal to the difference between the amount of retirement contributions made under the 401(k) plan and what such retirement contribution would have been without regard to the Code limits. All of the amounts shown in column (c) are also included in the Summary Compensation Table.

(3) The Aggregate Earnings reported in column (d) are not “above-market or preferential earnings” and therefore are not required to be reported in the Summary Compensation Table. The amounts in column (d) reflect all investment earnings, net of fees, on amounts that have been deferred under the Johnson Controls Deferred Compensation Plan and the Johnson Controls Retirement Restoration Plan. Investment earnings include any amounts relating to appreciation in the price of our ordinary shares, and negative amounts relating to depreciation in the price of our ordinary shares with respect to deferred amounts that consist of deferred share units, the value of which is tied to the value of our ordinary shares. In addition, for Mr. Oliver the amounts in column (d) also include earnings or (losses) on his notional account in the Tyco Supplemental Savings and Retirement Plan (the “Legacy Tyco SSRP”), a deferred compensation plan that, prior to the Merger, provided executives with the opportunity to elect to defer base salary and performance-based bonuses and receive tax-deferred market-based notional investment growth. The Legacy Tyco SSRP allowed executives to defer amounts above those permitted by Legacy Tyco’s tax-qualified 401(k) Retirement Savings and Investment Plan (the “Legacy Tyco RSIP”) as well as receive any employer contributions that were reduced under the Legacy Tyco RSIP due to IRS compensation limits. Effective January 1, 2018, the Legacy Tyco SSRP was frozen as to new participants and additional deferrals of compensation (subject to specified deferrals relating to the 2017 plan year). Investment options under the Johnson Controls nonqualified deferred compensation plans and Legacy Tyco SSRP include only funds that are available under Johnson Controls tax-qualified 401(k) retirement plans.

Potential Payments upon Termination and Change-in-Control

The following table summarizes the severance and other enhanced benefits that would have been payable to the then-serving named executive officers upon termination of employment or upon the occurrence of a change-in-control assuming that the triggering event or events occurred on September 30, 2022. Equity award amounts are based on the closing share price of our ordinary shares of $49.22 on the NYSE on September 30, 2022.

	Change-in-Control		Other Termination			
Name/Form of Compensation (a)	Without Qualified Termination ($) (b)	With Qualified Termination ($) (c)	With Cause ($) (d)	Involuntary Resignation Without Cause ($) (e)	Voluntary Resignation/ Retirement ($)[5] (f)	Death or Disability ($)[6] (g)
George Oliver						
Severance[1]	—	14,100,003	—	7,800,002	—	—
Benefit Continuation[2]	—	1,478,721	—	205,814	—	—
Accelerated Vesting of Equity Awards[3][4]	—	19,556,676	—	14,031,687	14,031,687	21,322,161
Olivier Leonetti						
Severance[1]	—	3,700,060	—	2,220,036	—	—
Benefit Continuation[2]	—	250,083	—	99,211	—	—
Accelerated Vesting of Equity Awards[3]	—	5,371,364	—	1,917,961	—	5,854,542
Rodney Clark						
Severance[1]	—	3,525,001	—	2,137,500	—	—
Benefit Continuation[2]	—	219,504	—	100,128	—	—
Accelerated Vesting of Equity Awards[3][4]	—	3,581,289	—	298,441		3,581,289
John Donofrio						
Severance[1]	—	3,290,000	—	1,995,000	—	—
Benefit Continuation[2]	—	268,716	—	89,187	—	—
Accelerated Vesting of Equity Awards[3]	—	4,364,837	—	3,199,350	—	4,773,660
Ganesh Ramaswamy						
Severance[1]	—	3,407,501	—	2,066,250	—	—
Benefit Continuation[2]	—	233,566	—	91,437	—	—
Accelerated Vesting of Equity Awards[3]	—	6,347,431	—	4,936,925	—	6,756,254

[1] Amounts shown include amounts that would have been payable under the Johnson Controls International plc Severance and Change-in-Control Policy for Officers upon a termination by us without cause or a termination due to death or disability, or a termination by us without cause or a resignation for good reason in connection with a change-in-control, as indicated, in each case on September 30, 2022. These amounts include: (a) a lump sum severance payment equal to (1) in connection with a change-in-control, three times for Mr. Oliver and two times for Messrs. Leonetti, Clark, Donofrio, and Ramaswamy the sum of annual base salary and target bonus amount or (2) if the termination is not in connection with a change-in-control, two times for Mr. Oliver and one and one-half times for Messrs. Leonetti, Clark, Donofrio and Ramaswamy the sum of annual base salary and target bonus amount; and (b) if the termination is in connection with a change-in-control, payment of a prorated portion of the target bonus amount for the year of termination. Termination for "Cause" under the Johnson Controls International plc Severance and Change-in-Control Policy for Officers is defined generally as a termination of the executive officer's employment by us due to the executive officer's failure or refusal to perform the duties and responsibilities of his job, violation of any fiduciary duty owed to us or our affiliates, conviction of, or entry of a plea of nolo contendere with respect to, specified crimes, dishonesty, theft, violation of our rules or policy, or other egregious or morally repugnant conduct that has, or could have, a serious and detrimental impact on us, our affiliates or our employees. Resignation by an executive officer for "good reason" is defined generally as a resignation within 60 days prior to or two years following a change-in-control caused by any of several specified adverse changes to his employment circumstances, including diminution of his authority, duties or responsibilities, a change of more than 50 miles in the geographic location at which the executive officer must perform services that extends the commute of the executive officer, reduction of the executive officer's base compensation or target incentive opportunities, or our failure to secure an assumption of our obligations under the Johnson Controls International plc Severance and Change-in-Control Policy for Officers. For more information on the material terms and conditions of the Severance and Change-in-Control Policy for Officers, see "Executive Severance and Change of Control Policy" within this Compensation Discussion and Analysis.

(2) Amounts shown include: (a) in the event of a termination without cause or with good reason in connection with a change-in-control (i) the value of continued health plan coverage for thirty-six (36) months for Mr. Oliver and twenty-four (24) months for Messrs. Leonetti, Clark, Donofrio and Ramaswamy (such period, the "benefits continuation period") and (ii) a cash payment equal to the amount of employer contributions would have accrued under retirement plans during the benefits continuation period; and (b) in the event of an involuntary termination without cause not in connection with a change-in-control, the value of continued health plan coverage for twenty-four (24) months for Mr. Oliver and eighteen (18) months for Messrs. Leonetti, Clark, Donofrio, and Ramaswamy. "Change-in-Control" under the Johnson Controls International plc Severance and Change-in-Control Policy for Officers is defined generally as certain persons becoming the beneficial owner of our securities representing more than 30% of the combined voting power of our then-outstanding securities; a change in the composition of a majority of our board of directors (excluding directors whose election or nomination was approved by at least 50% of the incumbent directors); the consummation of certain reorganizations, mergers, consolidations, sales or other dispositions of at least 80% of our assets; or approval by our shareholders of our complete liquidation or dissolution. For purposes of this table, it is assumed that unvested equity awards were assumed or adjusted in connection with the change-in-control and then vested in full upon the named executive officers' termination of employment. For more information on the material terms and conditions of the Severance and Change-in-Control Policy for Officers, see "Executive Severance and Change of Control Policy" within this Compensation Discussion and Analysis.

(3) Amounts represent the intrinsic value of unvested equity awards that would have vested upon the indicated triggering event for the named executive officers.

(4) For Mr. Oliver, who was retirement eligible under applicable plans as of September 30, 2022, the value of certain equity awards that would vest on an accelerated basis upon retirement is presented in the table above in column (f).

(5) A voluntary resignation is a resignation as defined under applicable agreements and plans.

As noted above, Mr. Oliver was retirement eligible under applicable plans as of September 30, 2022. For Mr. Oliver, upon his retirement:

i. we would not be obligated to pay severance;

ii. with respect to equity awards:

- for share options and RSU awards, the applicable award would accelerate and vest pro rata based on the number of full months of service completed since the grant date of the award; and
- for PSUs, the executive would earn the units that he held at retirement based on actual performance at the end of the performance period, but the amount would be pro-rated based on the number of full months' employment during the performance period.

(6) On death or disability, share options and RSU awards would accelerate and vest in full and PSUs would continue to fully vest based on actual performance at the end of the performance period.

Mr. Williams was retirement-eligible under the terms of our equity awards as of his retirement on August 1, 2022. Accordingly, a pro rata portion (based on the number of full months of service since the grant date of the award) of his share options and RSU awards vested on an accelerated basis as of his retirement date, and a pro rata portion (based on the number of full months of service since the grant date of the award) of his PSUs remained eligible to be earned based on actual performance at the end of the applicable performance period. The estimated value of the pro rata portion of these awards (assuming target performance in the case of the PSUs) as of Mr. Williams's retirement date was $8,576,497. Mr. Williams did not otherwise receive any enhanced benefits in connection with his retirement.

Effective December 31, 2022, Mr. Ramaswamy voluntarily resigned from the Company. Mr. Ramaswamy did not receive any severance or other enhanced benefits in connection with his resignation.

CEO Pay Ratio

The ratio of our median employee's total compensation to our CEO's total compensation (the "CEO Pay Ratio") is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. Due to the flexibility afforded by Item 402(u) in calculating the CEO Pay Ratio, the ratio may not be comparable to CEO pay ratios presented by other companies.

We identified our median paid employee using a global employee population of 95,004 as of July 1, 2022, representing employees in over 64 countries. This includes 66,174 non-U.S. employees. As part of our methodology, and in compliance with the pay ratio rule under Item 402(u), we employed the de minimis exemption for non-U.S. employees and excluded all employees in 8 countries totaling 5,020 employees (approximately 4.89% of our total workforce of 102,693). Employees in the following countries were excluded:

- Poland 112
- Indonesia 159
- Philippines 372
- Egypt 260
- Russia 142
- Thailand 322
- Turkey 564
- Japan 3,089

In addition, for employees with insufficient compensation data we assumed that such employee was paid the same as the lowest level employee within that employee's jurisdiction. This impacted approximately 366 of our employees.

As a result, the population used to identify our median employee included 95,004 of our 102,693 employees. For purposes of identifying our median employee, we considered the base salary and annual cash incentive. Base salary and annual cash incentive were chosen because (i) they represent the principal forms of compensation delivered to all employees and (ii) this information is readily available in each country. Pay was annualized for employees who worked a partial year between July 1, 2021, and June 30, 2022. Foreign currencies were converted into U.S. dollars as of July 1, 2022, based on the average daily spot rates during July 2022.

In accordance with the requirements of the Summary Compensation Table, we calculated the median paid employee's compensation. Based on such calculation, our median employee's total compensation was $47,588, while our CEO's compensation was $14,929,350. Accordingly, our CEO Pay Ratio was 314:1.

The Annual General Meeting Questions and Answers

The following questions and answers are intended to address briefly some commonly asked questions regarding the Annual General Meeting. These questions and answers may not address all questions that may be important to you. For more information, please refer to the more detailed information contained elsewhere in this Proxy Statement, including the documents referred to or incorporated by reference herein. For instructions on obtaining the documents incorporated by reference, see "Where You Can Find More Information."

Why did I receive this Proxy Statement?

We have sent this notice of Annual General Meeting and Proxy Statement, together with the enclosed proxy card or voting instruction card, because our Board of Directors is soliciting your proxy to vote at the Annual General Meeting on March 8, 2023. This Proxy Statement contains information about the items being voted on at the Annual General Meeting and important information about Johnson Controls. Our 2022 Annual Report on Form 10-K, which includes our consolidated financial statements for the fiscal year ended September 30, 2022 (the "Annual Report"), is enclosed with these materials.

Who is entitled to vote?

Each holder of Johnson Controls ordinary shares in our register of shareholders (such owners are often referred to as "shareholders of record," "record holders" or "registered shareholders") as of the close of business on January 5, 2023, the record date for the Annual General Meeting, is entitled to attend and vote at the Annual General Meeting. On January 5, 2023, there were 687,214,289 ordinary shares outstanding and entitled to vote at the Annual General Meeting. Any Johnson Controls shareholder of record as of the record date who does not receive notice of the Annual General Meeting and Proxy Statement, together with the enclosed proxy card or voting instruction card and the Annual Report, may obtain a copy at the Annual General Meeting or by contacting Johnson Controls at +353-21-423-5000.

We have requested that banks, brokerage firms and other nominees who hold ordinary shares on behalf of the owners of the ordinary shares (such owners are often referred to as "beneficial shareholders" or "street name holders") as of the close of business on January 5, 2023 forward these materials, together with a proxy card or voting instruction card, to such beneficial shareholders. Johnson Controls has agreed to pay the reasonable expenses of the banks, brokerage firms and other nominees for forwarding these materials.

Finally, Johnson Controls has provided for these materials to be sent to persons who have interests in its ordinary shares through participation in Johnson Controls' retirement savings plans. These individuals are not eligible to vote directly at the Annual General Meeting. They may, however, instruct the trustees of these plans how to vote the ordinary shares represented by their interests. The enclosed proxy card will also serve as voting instructions for the trustees of the plans.

How many votes do I have?

Every holder of an ordinary share on the record date will be entitled to one vote per share for each matter presented at the Annual General Meeting. Because each Director's election is the subject of a separate resolution, every holder of an ordinary share on the record date will be entitled to one vote per share for each separate Director election resolution.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Most of our shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some differences between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name in our share register operated by our transfer agent, EQ Shareowner Services, you are considered the shareholder of record with respect to those shares and these proxy materials are being sent to you directly by us. As the shareholder of record, you have the right to grant your voting proxy to the persons named in the proxy card (see "*How Do I Appoint and Vote via a Proxy?*" below), or to grant a written proxy to any other person, which person does not need to be a shareholder, or to attend and vote in person at the Annual General Meeting. We have enclosed a proxy card for you to use in which you can elect to appoint certain officers of the Company named therein as your proxy.

Beneficial Owner

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you by your bank, broker or other nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your bank, broker or other nominee on how to vote your shares and are also invited to attend the Annual General Meeting. However, since you are not the shareholder of record, you may only vote these shares in person at the Annual General Meeting if you follow the instructions described below under “*Admission to the Annual General Meeting*” and “*How do I vote?*” Your bank, broker or other nominee has enclosed a voting instruction card for you to use in directing your bank, broker or other nominee as to how to vote your shares, which may contain instructions for voting by telephone or electronically.

How do I vote?

A proxy card is being sent to each shareholder of record as of the record date. If you hold your shares in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee when voting your shares. Otherwise, you can vote in the following ways:

- ***By Mail:*** If you are a holder of record, you can vote by marking, dating and signing the appropriate proxy card and returning it by mail in the enclosed postage-paid envelope. If you beneficially own your ordinary shares, you can vote by following the instructions on your voting instruction card.
- ***By Internet or Telephone:*** You can vote over the Internet at www.proxyvote.com by following the instructions on the proxy card or the voting instruction card or in the Notice of Internet availability of proxy materials previously sent to you. If you are not a holder of record, you can vote using a touchtone telephone by calling 1-800-690-6903.
- ***At the Annual General Meeting:*** If you are planning to attend the Annual General Meeting and wish to vote your ordinary shares in person, we will give you a ballot at the meeting. Shareholders who own their shares in “street name” are not able to vote at the Annual General Meeting unless they have a proxy, executed in their favor, from the holder of record of their shares.

Even if you plan to be present at the Annual General Meeting, we encourage you to complete and mail the enclosed card to vote your ordinary shares by proxy. Telephone and Internet voting facilities for shareholders will be available 24 hours a day and will close at 11:59 p.m., Eastern Standard Time, on March 7, 2023.

How do I appoint and vote via a proxy?

If you properly fill in your proxy card appointing an officer of the Company as your proxy and send it to us in time to vote, your proxy, meaning one of the individuals named on your proxy card, will vote your shares as you have directed. You may also grant a written proxy to any other person by filling in the proxy card and identifying the person, which person does not need to be a shareholder, or attend and vote in person at the Annual General Meeting. If you sign the proxy card but do not make specific choices, your proxy will vote your shares as recommended by the Board of Directors “FOR” each Director, “FOR” an ANNUAL advisory vote on executive compensation and “FOR” each of the other agenda items listed below.

If a new agenda item or a new motion or proposal for an existing agenda item is presented at the Annual General Meeting, the Company officer acting as your proxy will vote in accordance with the recommendation of our Board of Directors. At the time we began printing this Proxy Statement, we knew of no matters that needed to be acted on at the Annual General Meeting other than those discussed in this Proxy Statement.

Whether or not you plan to attend the Annual General Meeting, we urge you to submit your proxy. Returning the proxy card or submitting your vote electronically will not affect your right to attend the Annual General Meeting. You must return your proxy cards by the times and dates set forth below under “Returning Your Proxy Card” in order for your vote to be counted.

What if I return my proxy or voting instruction card but do not mark it to show how I am voting?

Your shares will be voted according to the specific instructions you have indicated on your proxy or voting instruction card. If you sign and return your proxy or voting instruction card but do not indicate specific instructions for voting, you instruct the proxy to vote your shares, “FOR” each Director, “FOR” an ANNUAL advisory vote on executive compensation and “FOR” all other proposals. For any other matter which may properly come before the Annual General Meeting, and any adjournment or postponement thereof, you instruct, by submitting proxies with blank voting instructions, the proxy to vote in accordance with the recommendation of the Board of Directors.

May I change or revoke my vote after I return my proxy or voting instruction card?

You may change your vote before it is exercised by:

- Submitting subsequent voting instructions through the telephone or Internet; if you previously voted by telephone or the Internet;
- Submitting another proxy card (or voting instruction card if you beneficially own your ordinary shares) with a later date; or
- Voting in person at the Annual General Meeting if you are a holder of record or a beneficial owner with a proxy from the holder of record.

Your presence without voting at the meeting will not automatically revoke your proxy, and any revocation during the meeting will not affect votes previously taken. If you hold your shares in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee in revoking your previously granted proxy.

Delivery of Documents to Shareholders Sharing an Address

Securities and Exchange Commission rules allow us to deliver a single copy of an annual report and proxy statement to any household not participating in electronic proxy material delivery at which two or more shareholders reside, if we believe the shareholders are members of the same family (a practice called “householding”). We believe that householding benefits both you and the Company by eliminating duplicate mailings to shareholders living at the same address and by reducing our printing and mailing costs. Each shareholder will continue to receive a separate proxy card or voting instruction card.

Your household may have received a single set of proxy materials this year. If you prefer to receive your own copy now or in future years, please request a duplicate set by calling 1-800-579-1639, by going to www.proxyvote.com, by e-mailing sendmaterial@proxyvote.com, or by writing to Johnson Controls, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Alternatively, if your household received multiple sets of proxy materials this year, and members of your household who are entitled to receive proxy materials would all prefer to receive only a single set of proxy materials, you may submit such a request as specified in the preceding sentence.

If a broker or other nominee holds your shares, you may continue to receive some duplicate mailings. Certain brokers will eliminate duplicate account mailings by allowing shareholders to consent to such elimination, or through implied consent if a shareholder does not request continuation of duplicate mailings. Since not all brokers and nominees may offer shareholders the opportunity this year to eliminate duplicate mailings, you may need to contact your broker or other nominee directly to discontinue duplicate mailings to your household.

What vote is required to approve each proposal at the Annual General Meeting?

Johnson Controls intends to present proposals numbered one through eight for shareholder consideration and voting at the Annual General Meeting. The vote required to approve each proposal is described below:

1. By separate resolutions, to elect the following individuals as Directors for a period of one year, expiring at the end of the Company’s Annual General Meeting of Shareholders in 2024:

   (a) Jean Blackwell
   (b) Pierre Cohade
   (c) Michael E. Daniels
   (d) W. Roy Dunbar
   (e) Gretchen R. Haggerty
   (f) Ayesha Khanna
   (g) Simone Menne
   (h) George R. Oliver
   (i) Jürgen Tinggren
   (j) Mark Vergnano
   (k) John D. Young

   The election of each Director nominee requires the affirmative vote of a majority of the votes properly cast (in person or by proxy) at the Annual General Meeting. Any nominee for Director who does not receive a majority of the votes cast is not elected to the Board.

2. To ratify the appointment of PricewaterhouseCoopers LLP as the independent auditors of the Company and to authorize the Audit Committee of the Board of Directors to set the auditors’ remuneration, which in each case, requires the affirmative vote of a majority of the votes properly cast (in person or by proxy) at the Annual General Meeting.

3. To authorize the Company and/or any subsidiary of the Company to make market purchases of Company shares, which requires the affirmative vote of a majority of the votes properly cast (in person or by proxy) at the Annual General Meeting.

4. To determine the price range at which the Company can re-allot shares that it holds as treasury shares (Special Resolution), which requires the affirmative vote of at least 75% of the votes properly cast (in person or by proxy) at the Annual General Meeting.

5. To approve, in a non-binding advisory vote, the compensation of the named executive officers, which will be considered approved with the affirmative vote of a majority of the votes properly cast (in person or by proxy) at the Annual General Meeting. The advisory vote on executive compensation is non-binding, meaning that our Board of Directors will not be obligated to take any compensation actions or to adjust our executive compensation programs or policies as a result of the vote.
6. To provide, in a non-binding advisory vote, shareholder feedback regarding the frequency of the non-binding advisory vote on compensation of the named executive officers. This advisory vote is non-binding, meaning that our Board will not be obligated to take any actions or to adjust the frequency of the advisory vote on executive compensation as a result of the vote. Although the vote is non-binding, our Board of Directors and the Compensation and Talent Development Committee will review the voting results and consider the feedback obtained through this process in making future decisions about the frequency of the advisory vote on executive compensation.
7. To approve the authorization for the Board of Directors to issue shares up to 20% of its issued share capital, which requires the affirmative vote of a majority of the votes properly cast (in person or by proxy) at the Annual General Meeting.
8. To approve the authorization for the Board of Directors to issue shares for cash up to a maximum of approximately 5% of issued share capital without applying statutory preemption rights (Special Resolution), which requires the affirmative vote of at least 75% of the votes properly cast (in person or by proxy) at the Annual General Meeting.

What is the quorum requirement for the Annual General Meeting?

In order to conduct any business at the Annual General Meeting, holders of a majority of Johnson Controls' ordinary shares which are outstanding and entitled to vote on the record date must be present in person or represented by valid proxies. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum, whether representing votes for, against or abstained, or broker non-votes, if you:

- are present and vote in person at the meeting;
- have voted by telephone or the Internet; OR
- you have submitted a proxy card or voting instruction form by mail.

What is the effect of broker non-votes and abstentions?

Abstentions and broker non-votes are considered present for purposes of determining the presence of a quorum. Abstentions and broker non-votes will not be considered votes properly cast at the Annual General Meeting. Because the approval of all of the proposals is based on the votes properly cast at the Annual General Meeting, abstentions and broker non-votes will not have any effect on the outcome of voting on these proposals.

A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular agenda item because the broker does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Although brokers have discretionary power to vote your shares with respect to "routine" matters, they do not have discretionary power to vote your shares on "non-routine" matters pursuant to the rules of The New York Stock Exchange (the "NYSE"). We believe the following proposals will be considered non-routine under NYSE rules and therefore your broker will not be able to vote your shares with respect to these proposals unless the broker receives appropriate instructions from you: Proposal No. 1 (Election of Directors), Proposal No. 5 (Advisory Vote on Executive Compensation) and Proposal No. 6 (Advisory Vote on the Frequency of the Executive Compensation Vote). Your broker will not be able to vote your shares with respect to these proposals unless the broker receives appropriate instructions from you.

How will voting on any other business be conducted?

Other than matters incidental to the conduct of the Annual General Meeting and those set forth in this Proxy Statement, we do not know of any business or proposals to be considered at the Annual General Meeting. If any other business is proposed and properly presented at the Annual General Meeting, the proxy holders must vote in accordance with the instructions given by the shareholder. You may specifically instruct the proxy holder how to vote in such a situation. In the absence of specific instructions, by signing the proxy, you instruct the proxy holder to vote in accordance with the recommendations of the Board of Directors.

Important notice regarding the availability of proxy materials for the Annual General Meeting:

Our Proxy Statement for the Annual General Meeting and the form of proxy card are available at www.proxyvote.com.

As permitted by SEC rules, we are making this Proxy Statement available to our shareholders electronically via the Internet. On January 20, 2023, we first mailed to our shareholders a Notice containing instructions on how to access this Proxy Statement and vote online. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the Proxy Statement. The Notice also instructs you on how you may submit your proxy over the Internet. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained on the Notice.

Returning Your Proxy Card

Shareholders who are voting by mail should complete and return the proxy card as soon as possible. In order to assure that your proxy is received in time to be voted at the meeting, the proxy card must be completed in accordance with the instructions and received at one of the addresses set forth below by the dates and times specified:

Ireland:

By 5:00 p.m., local time, on March 7, 2023 by hand or mail at:

Johnson Controls International plc
One Albert Quay
Cork, Ireland
T12 X8N6

United States:

By 5:00 p.m., Eastern Standard Time, on March 7, 2023 by mail at:

Broadridge Financial Solutions
c/o Vote Processing
51 Mercedes Way
Edgewood, NY 11717

If your shares are held beneficially in “street name,” you should return your proxy card or voting instruction card in accordance with the instructions on that card or as provided by the bank, brokerage firm or other nominee who holds Johnson Controls shares on your behalf.

Admission to the Annual General Meeting

For admission to the Annual General Meeting, shareholders of record should bring the admission ticket attached to the enclosed proxy card to the Registered Shareholders check-in area, where their ownership will be verified. Those who have beneficial ownership of shares held by a bank, brokerage firm or other nominee should come to the Beneficial Owners check-in area. Beneficial owners who wish to vote in person at the Annual General Meeting are requested to obtain a “legal proxy” executed in their favor, from their broker, bank, nominee or other custodian that authorizes you to vote the shares held by them on your behalf. In addition, you must bring to the Annual General Meeting an account statement or letter from the broker, bank or other nominee indicating that you are the owner of the shares. Registration will begin at 2:00 pm, local time, and the Annual General Meeting will begin at 3:00 pm, local time.

Johnson Controls Annual Report

The Johnson Controls International plc 2022 Annual Report on Form 10-K containing our audited consolidated financial statements with accompanying notes and schedules is enclosed with this Proxy Statement and available on the Company’s website in the Investor Relations Section at www.johnsoncontrols.com. Copies of these documents may be obtained without charge by contacting Johnson Controls by phone at +353-21-423-5000. Copies may also be obtained without charge by contacting Investor Relations in writing or may be physically inspected at the offices of Johnson Controls International plc, One Albert Quay, Cork, Ireland.

Ordinary Share Price and Dividend Information

The shares of the Company's ordinary shares are traded on the New York Stock Exchange under the symbol "JCI."

Title of Class	Number of Record Holders as of December 31, 2022
Ordinary Shares, $0.01 par value	29,746

	Ordinary Shares Price Range		Dividends	
	FY 2022	FY 2021	FY 2022	FY 2021
First Quarter	$ 68.16 - 81.31	$40.15 - 47.58	$0.34	$0.26
Second Quarter	60.17 - 80.38	45.91 - 62.40	0.35	0.27
Third Quarter	48.48 - 66.64	59.53 - 68.95	0.35	0.27
Fourth Quarter	46.30 - 59.00	67.39 - 76.83	0.35	0.27
Year	$ 46.30 - 81.31	$40.15 - 76.83	$1.39	$1.07

Presentation of Irish Statutory Accounts

The Company's Irish Statutory Accounts for the fiscal year ended September 30, 2022, including the reports of the Directors and auditors thereon, will be presented at the Annual General Meeting. The Company's Irish Statutory Accounts are approved by the Board of Directors of the Company. There is no requirement under Irish law that such statements be approved by shareholders, and no such approval will be sought at the Annual General Meeting. The Company's Irish Statutory Accounts, with the Non-Financial Disclosure Report, will be available at least 21 days before the date of the Annual General Meeting, along with the Proxy Statement, the Company's Annual Report on Form 10-K and other proxy materials at www.proxyvote.com, and in the Investor Relations section of the Company's website at www.johnsoncontrols.com.

Costs of Solicitation

We will pay the cost of solicitation of proxies. We have engaged Mackenzie Partners as the proxy solicitor for the Annual General Meeting for an approximate fee of $12,500, plus expenses. In addition to the use of the mail, certain of our Directors, officers or employees may solicit proxies by telephone or personal contact. Upon request, we will reimburse brokers, dealers, banks and trustees, or their nominees, for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of shares.

We are furnishing this Proxy Statement to our shareholders in connection with the solicitation of proxies by our Board of Directors for use at an Annual General Meeting of our shareholders. We are first mailing this Proxy Statement and the accompanying form of proxy to shareholders beginning on or about January 20, 2023.

Transfer Agent

Our transfer agent is EQ Shareowner Services. All communications concerning shareholders of record accounts, including address changes, name changes, common stock transfer requirements, and similar issues can be handled by contacting EQ Shareowner Services at 1-877-602-7397 (U.S.), 651-450-4064 (outside the U.S.), www.shareowneronline.com, or in writing, P.O. Box 64854, St. Paul, MN 55164-0854.

Shareholder Proposals for the 2024 Annual General Meeting

In accordance with the rules established by the SEC, as well as under the provisions of our Memorandum and Articles of Association, any shareholder proposal submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act") intended for inclusion in the proxy statement for next year's Annual General Meeting must be received by Johnson Controls no later than September 22, 2023. Such proposals should be sent to our Corporate Secretary at our registered address, which is: One Albert Quay, Cork, Ireland T12 X8N6. To be included in the Proxy Statement, the proposal must comply with the requirements as to form and substance established by the SEC and our Articles of Association, and must be a proper subject for shareholder action under applicable law. Any shareholder proposal that is not submitted for inclusion in the Proxy Statement but is instead sought to be presented directly at the 2024 Annual General Meeting must be received by the Secretary at the address listed above prior to December 6, 2023. Securities and Exchange Commission rules permit management to vote proxies in its discretion in certain cases if the shareholder does not comply with this deadline and in certain other cases notwithstanding the shareholder's compliance with this deadline.

New proposals or motions with regard to existing agenda items are not subject to such restrictions and can be made at the meeting by each shareholder attending or represented. Note that if specific voting instructions are not provided to the proxy, shareholders who submit a proxy card instruct the proxy to vote their shares in accordance with the recommendations of the Board of Directors with regard to the items appearing on the agenda.

Where You Can Find More Information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are also available to the public at the SEC's website (www.sec.gov).

The SEC's website contains reports, proxy statements and other information regarding issuers, like us, that file electronically with the SEC. You may find our reports, proxy statements and other information at the SEC website. In addition, you can obtain reports and proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We maintain a website on the Internet at www.johnsoncontrols.com. We make available free of charge, on or through our website, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after such material is filed with the SEC. This reference to our Internet address is for informational purposes only and shall not, under any circumstances, be deemed to incorporate the information available at such Internet address into this proxy.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the number of registered shares beneficially owned as of January 9, 2023 by each current Director, each Director Nominee each Named Executive Officer and the Directors and Executive Officers of Johnson Controls as a group.

Beneficial Owner	Title	Number of Ordinary Shares Beneficially Owned(1)(2)	Pct of Class
Jean Blackwell	Director	10,849	*
Rodney Clark	Named Executive Officer	0	*
Pierre Cohade	Director	9,694	*
Michael E. Daniels	Director	74,978	*
John Donofrio	Named Executive Officer	299,394	*
W. Roy Dunbar	Director	13,093	*
Gretchen R. Haggerty	Director	17,956	*
Ayesha Khanna	Director Nominee	0	*
Olivier Leonetti	Named Executive Officer	76,332	*
Simone Menne	Director	11,514	*
George R. Oliver	Chairman and CEO	3,476,448	*
Ganesh Ramaswamy	Named Executive Officer	151,063	*
Jürgen Tinggren	Director	30,976	*
Mark Vergnano	Director	25,673	*
Jeffrey M. Williams	Named Executive Officer	429,552	*
R. David Yost	Director	56,243	*
John D. Young	Director	12,342	*
All current Directors, Director nominees and Executive Officers as a group (23 persons)		4,885,114	*

* Less than 1.0%

(1) The number shown reflects the number of ordinary shares owned beneficially as of January 9, 2023, based on information furnished by the persons named, public filings and Johnson Controls' records. A person is deemed to be a beneficial owner of ordinary shares if he or

she, either alone or with others, has the power to vote or to dispose of those ordinary shares. Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment authority with respect to the shares listed. To the extent indicated in the notes below, ordinary shares beneficially owned by a person include ordinary shares of which the person has the right to acquire beneficial ownership within 60 days after January 9, 2023. There were 687,173,594 Johnson Controls ordinary shares outstanding on such date.

(2) Includes the maximum number of shares for which these individuals can acquire beneficial ownership upon (i) the exercise of share options that are currently vested or will vest within 60 days of January 9, 2023 as follows: Mr. Donofrio, 265,674, Mr. Oliver, 2,581,799; Mr. Ramaswamy, 104,825, Mr. Williams, 410,588; and all executive officers as a group 3,545,768 and (ii) the vesting of RSUs that will vest within 60 days of January 9, 2023 as follows: Messrs. Cohade, Daniels, Dunbar, Tinggren, Vergnano, Yost and Young, and Mses. Blackwell, Haggerty and Menne 2,842 RSUs; and all Directors and Executive Officers as a group, 28,422 RSUs.

The following table sets forth the information indicated for persons or groups known to the Company to be beneficial owners of more than 5% of the outstanding ordinary shares.

Name and Address of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding
Dodge & Cox, 555 California Street, 40th Floor, San Francisco, CA 94104	62,686,990(1)	9.12%
Wellington Management Group LLP, 280 Congress Street, Boston, MA 02210	61,932,954(2)	9.01%
BlackRock, Inc., 55 East 52nd Street, New York, NY 10055	58,601,141(3)	8.53%
The Vanguard Group, 100 Vanguard Blvd., Malvern, PA 19355	58,354,986(4)	8.49%
Massachusetts Financial Services Company, 111 Huntington Avenue, Boston, MA 02199	35,951,561(5)	5.23%

(1) Based solely on the information reported by Dodge & Cox in a Notification of Holdings under Irish law provided to the Company on June 1, 2022 and reporting ownership as of May 26, 2022, Dodge & Cox, together with its affiliates, held an interest in 62,686,990 ordinary shares.

(2) Based solely on the information reported by Wellington Management Group LLP in a Notification of Holdings under Irish law provided to the Company on November 2, 2022 and reporting ownership as of November 1, 2022, Wellington Management Group LLP, together with its affiliates, held an interest in 61,932,954 ordinary shares.

(3) The amount shown for the number of ordinary shares over which BlackRock, Inc. exercised investment discretion was provided pursuant to the Schedule 13G/A filed February 1, 2022 with the SEC, indicating beneficial ownership as of December 31, 2021.

(4) The amount shown for the number of ordinary shares over which The Vanguard Group exercised investment discretion was provided pursuant to the Schedule 13G/A filed February 10, 2022 with the SEC, indicating beneficial ownership as of December 31, 2021.

(5) The amount shown for the number of ordinary shares over which Massachusetts Financial Services Company exercised investment discretion was provided pursuant to the Schedule 13G filed February 2, 2022 with the SEC, indicating beneficial ownership as of December 31, 2021.

ANNEX A
NON-GAAP RECONCILIATIONS

This Proxy Statement contains financial information regarding adjusted earnings per share, which is a non-GAAP performance measure. The adjusting items include net mark-to-market adjustments, restructuring and impairment costs, Silent-Aire other nonrecurring costs, Silent-Aire earn-out adjustment, charges related to the suspension of operations in Russia, certain transaction/separation costs, certain environmental remediation and related reserve adjustments and discrete tax items. Financial information regarding organic sales is also presented, which is a non-GAAP performance measure. Management believes that, when considered together with unadjusted amounts, these non-GAAP measures are useful to investors in understanding period-over-period operating results and business trends of the Company. Management may also use these metrics as guides in forecasting, budgeting and long-term planning processes and for compensation purposes. These metrics should be considered in addition to, and not as replacements for, the most comparable GAAP measure.

Diluted Earnings Per Share Reconciliation

A reconciliation of diluted earnings per share as reported to adjusted diluted earnings per share for the respective periods is shown below (unaudited):

	Net Income Attributable to JCI plc from Continuing Operations	
	Twelve Months Ended September 30,	
	2022	2021
Earnings per share as reported for JCI plc	$ 2.19	$ 2.10
Adjusting items:		
Net mark-to-market adjustments	(0.05)	(0.56)
Related tax impact	(0.01)	0.13
Restructuring and impairment costs	1.03	0.34
Related tax impact	(0.07)	(0.05)
NCI impact of restructuring and impairment costs	(0.01)	—
Environmental remediation and related reserves adjustment	0.36	—
Related tax impact	(0.08)	—
Transaction/separation costs	0.04	—
Silent-Aire other nonrecurring costs	0.02	0.03
Silent-Aire earn-out adjustment	(0.06)	—
Charges attributable to the suspension of operations in Russia	0.01	—
Discrete tax items	(0.36)	0.67
NCI impact of discrete tax items	(0.02)	—
Adjusted earnings per share for JCI plc*	$ 3.00	$ 2.65

* May not sum due to rounding

Organic Growth Reconciliation

The components of the changes in adjusted net sales for the twelve months ended September 30, 2022 versus the twelve months ended September 30, 2021, including organic growth, are shown below (unaudited):

(in millions)	Adjusted Net Sales for the Twelve Months Ended September 30, 2021	Base Year Adjustments — Divestitures and Other		Base Year Adjustments — Foreign Currency		Adjusted Base Net Sales for the Twelve Months Ended September 30, 2021	Acquisitions		Organic Growth		Net Sales for the Twelve Months Ended September 30, 2022	
Building Solutions North America	$ 8,685	$ —	—	$ (12)	—	$ 8,673	$ 22	—	$ 672	8%	$ 9,367	8%
Building Solutions EMEA/LA	3,884	(22)	-1%	(269)	-7%	3,593	38	1%	214	6%	3,845	-1%
Building Solutions Asia Pacific	2,616	(1)	—	(121)	-5%	2,494	42	2%	178	7%	2,714	4%
Total field	15,185	(23)	—	(402)	-3%	14,760	102	1%	1,064	7%	15,926	5%
Global Products	8,489	—	—	(339)	-4%	8150	—	3%	—	12%	—	10%
Total adjusted net sales[1]	$23,674	$(23)	—	$(741)	-3%	$22,910	$356	2%	$2,033	9%	$25,299	7%

[1] A recondition of adjusted net sales to net sales is included later within this annex

Adjusted Net Sales

The Company's definition of adjusted net sales excludes special items because these items are not considered to be directly related to the underlying operating performance of its businesses. Management believes this non-GAAP measure is useful to investors in understanding the ongoing operations and business trends of the Company. The following is the twelve months ended September 30, 2022 and 2021 reconciliation of net sales as reported to adjusted net sales (unaudited):

(in millions)	Building Solutions North America		Building Solutions EMEA/LA		Building Solutions Asia Pacific		Global Products		Consolidated JCI plc	
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Net sales as reported	$9,367	$8,685	$3,845	$3,884	$2,714	$2,616	$9,373	$8,483	$25,299	$23,668
Adjusting items:										
Nonrecurring Silent-Aire purchase accounting impacts	—	—	—	—	—	—	—	6	—	6
Adjusted net sales	$9,367	$8,685	$3,845	$3,884	$2,714	$2,616	$9,373	$8,489	$25,299	$23,674

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended September 30, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From _____ To _____

Commission File Number 001-13836

JOHNSON CONTROLS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

Ireland	**98-0390500**
(Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)
One Albert Quay, Cork, Ireland, T12 X8N6	**(353) 21-423-5000**
(Address of Principal Executive Offices and Postal Code)	(Registrant's Telephone Number)

Securities Registered Pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Ordinary Shares, Par Value $0.01	JCI	New York Stock Exchange
4.625% Notes due 2023	JCI23	New York Stock Exchange
1.000% Senior Notes due 2023	JCI23A	New York Stock Exchange
3.625% Senior Notes due 2024	JCI24A	New York Stock Exchange
1.375% Notes due 2025	JCI25A	New York Stock Exchange
3.900% Notes due 2026	JCI26A	New York Stock Exchange
0.375% Senior Notes due 2027	JCI27	New York Stock Exchange
3.000% Senior Notes due 2028	JCI28	New York Stock Exchange
1.750% Senior Notes due 2030	JCI30	New York Stock Exchange
2.000% Sustainability-Linked Senior Notes due 2031	JCI31	New York Stock Exchange
1.000% Senior Notes due 2032	JCI32	New York Stock Exchange
4.900% Senior Notes due 2032	JCI32A	New York Stock Exchange
6.000% Notes due 2036	JCI36A	New York Stock Exchange
5.70% Senior Notes due 2041	JCI41B	New York Stock Exchange
5.250% Senior Notes due 2041	JCI41C	New York Stock Exchange
4.625% Senior Notes due 2044	JCI44A	New York Stock Exchange
5.125% Notes due 2045	JCI45B	New York Stock Exchange
6.950% Debentures due December 1, 2045	JCI45A	New York Stock Exchange
4.500% Senior Notes due 2047	JCI47	New York Stock Exchange
4.950% Senior Notes due 2064	JCI64A	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Exchange Act: **None**

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of March 31, 2022, the aggregate market value of Johnson Controls International plc Common Stock held by non-affiliates of the registrant was approximately $45.5 billion based on the closing sales price as reported on the New York Stock Exchange. As of October 31, 2022, 686,703,889 ordinary shares, par value $0.01 per share, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to shareholders in connection with the annual general meeting of shareholders to be held on March 8, 2023 are incorporated by reference into Part III.

JOHNSON CONTROLS INTERNATIONAL PLC

Index to Annual Report on Form 10-K

Year Ended September 30, 2022

CAUTIONARY STATEMENTS FOR FORWARD-LOOKING INFORMATION

Unless otherwise indicated, references to "Johnson Controls," the "Company," "we," "our" and "us" in this Annual Report on Form 10-K refer to Johnson Controls International plc and its consolidated subsidiaries.

The Company has made statements in this document that are forward-looking and therefore are subject to risks and uncertainties. All statements in this document other than statements of historical fact are, or could be, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In this document, statements regarding the Company's future financial position, sales, costs, earnings, cash flows, other measures of results of operations, synergies and integration opportunities, capital expenditures, debt levels and market outlook are forward-looking statements. Words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "forecast," "project" or "plan" and terms of similar meaning are also generally intended to identify forward-looking statements. However, the absence of these words does not mean that a statement is not forward-looking. The Company cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond the Company's control, that could cause the Company's actual results to differ materially from those expressed or implied by such forward-looking statements, including, among others, risks related to: The Company's ability to manage general economic, business and capital market conditions, including the impact of recessions and economic downturns; the ability to manage macroeconomic and geopolitical volatility, including global price inflation, shortages impacting the availability of raw materials and component products and the conflict between Russia and Ukraine; the ability to develop or acquire new products and technologies that achieve market acceptance and meet applicable regulatory requirements; the strength of the U.S. or other economies; fluctuations in currency exchange rates; changes or uncertainty in laws, regulations, rates, policies or interpretations that impact the Company's business operations or tax status; changes to laws or policies governing foreign trade, including economic sanctions, tariffs or trade restrictions; maintaining and improving the capacity, reliability and security of the Company's enterprise information technology infrastructure; the ability to manage the lifecycle cybersecurity risk in the development, deployment and operation of the Company's digital platforms and services; the outcome of litigation and governmental proceedings; the risk of infringement or expiration of intellectual property rights; the Company's ability to manage the impacts of natural disasters, climate change, pandemics and outbreaks of contagious diseases and other adverse public health developments, such as the COVID-19 pandemic; the ability of the Company to drive organizational improvement; any delay or inability of the Company to realize the expected benefits and synergies of recent portfolio transactions; the ability to hire and retain senior management and other key personnel; the tax treatment of recent portfolio transactions; significant transaction costs and/or unknown liabilities associated with such transactions; labor shortages, work stoppages, union negotiations, labor disputes and other matters associated with the labor force; and the cancellation of or changes to commercial arrangements. A detailed discussion of risks related to Johnson Controls' business is included in the section entitled "Risk Factors" (refer to Part I, Item 1A, of this Annual Report on Form 10-K). The forward-looking statements included in this document are made only as of the date of this document, unless otherwise specified, and, except as required by law, Johnson Controls assumes no obligation, and disclaims any obligation, to update such statements to reflect events or circumstances occurring after the date of this document.

PART I

ITEM 1 BUSINESS

General

Johnson Controls International plc, headquartered in Cork, Ireland, is a global leader in smart, healthy and sustainable buildings, serving a wide range of customers in more than 150 countries. The Company's products, services, systems and solutions advance the safety, comfort and intelligence of spaces to serve people, places and the planet. The Company is committed to helping its customers win and creating greater value for all of its stakeholders through its strategic focus on buildings.

Johnson Controls was originally incorporated in the state of Wisconsin in 1885 as Johnson Electric Service Company to manufacture, install and service automatic temperature regulation systems for buildings and was renamed Johnson Controls, Inc. in 1974. In 2005, Johnson Controls acquired York International, a global supplier of heating, ventilating, air-conditioning ("HVAC") and refrigeration equipment and services. In 2014, Johnson Controls acquired Air Distribution Technologies, Inc., one of the largest independent providers of air distribution and ventilation products in North America. In 2015, Johnson Controls formed a joint venture with Hitachi to expand its building related product offerings. In 2016, Johnson Controls, Inc. and Tyco International plc ("Tyco") completed their combination (the "Merger"), combining Johnson Controls' portfolio of building efficiency solutions with Tyco's portfolio of fire and security solutions. Following the Merger, Tyco changed its name to "Johnson Controls International plc."

In 2016, the Company completed the spin-off of its automotive business into Adient plc, an independent, publicly traded company. In 2019, the Company closed the sale of its Power Solutions business, completing the Company’s transformation into a pure-play building technologies and solutions provider.

The Company is a global leader in engineering, manufacturing and commissioning building products and systems, including residential and commercial HVAC equipment, industrial refrigeration systems, controls, security systems, fire-detection systems and fire-suppression solutions. The Company further serves customers by providing technical services, including maintenance, management, repair, retrofit and replacement of equipment (in the HVAC, industrial refrigeration, security and fire-protection space), and energy-management consulting. In 2020, the Company launched its OpenBlue software platform, enabling enterprises to manage all aspects of their physical spaces by combining the Company's building products and services with cutting-edge technology and digital capabilities to enable data-driven “smart building” services and solutions. The Company partners with customers by leveraging its broad product portfolio and digital capabilities powered by OpenBlue, together with its direct channel service and solutions capabilities, to deliver outcome-based solutions across the lifecycle of a building that address customers’ needs to improve energy efficiency, enhance security, create healthy environments and reduce greenhouse gas emissions.

Business Segments

The Company conducts its business through four business segments: Building Solutions North America, Building Solutions EMEA/LA, Building Solutions Asia Pacific and Global Products.

Building Solutions North America: Building Solutions North America designs, sells, installs and services HVAC, controls, building management, refrigeration, integrated electronic security and integrated fire-detection and suppression systems for commercial, industrial, retail, small business, institutional and governmental customers in the United States and Canada. Building Solutions North America also provides energy efficiency solutions and technical services, including inspection, scheduled maintenance, and repair and replacement of mechanical and controls systems, as well as data-driven “smart building” solutions, to non-residential building and industrial applications in the United States and Canadian marketplace.

Building Solutions EMEA/LA: Building Solutions EMEA/LA designs, sells, installs and services HVAC, controls, building management, refrigeration, integrated electronic security, integrated fire-detection and suppression systems, and provides technical services, including data-driven “smart building” solutions, to markets in Europe, the Middle East, Africa and Latin America.

Building Solutions Asia Pacific: Building Solutions Asia Pacific designs, sells, installs and services HVAC, controls, building management, refrigeration, integrated electronic security, integrated fire-detection and suppression systems, and provides technical services, including data-driven “smart building” solutions, in the Asia Pacific marketplace.

Global Products: Global Products designs, manufactures and sells HVAC equipment, controls software and software services for residential and commercial applications to commercial, industrial, retail, residential, small business, institutional and governmental customers worldwide. In addition, Global Products designs, manufactures and sells refrigeration equipment and controls globally. The Global Products business also designs, manufactures and sells fire protection, fire suppression and security products, including intrusion security, anti-theft devices, access control, and video surveillance and management systems, for commercial, industrial, retail, residential, small business, institutional and governmental customers worldwide. Global Products includes the Johnson Controls-Hitachi joint venture.

For more information on the Company’s segments, refer to Note 19, "Segment Information," of the notes to consolidated financial statements.

Products, Systems, Services and Solutions

The Company sells and installs its commercial HVAC equipment and systems, control systems, security systems, fire-detection and fire suppression systems, equipment and services primarily through its extensive direct channel, consisting of a global network of sales and service offices. Significant sales are also generated through global third-party channels, such as distributors of air-conditioning, controls, security and fire-detection and suppression products. The Company’s large base of current customers leads to significant repeat business for the maintenance, retrofit and replacement markets. The Company is also able to leverage its installed base to generate sales for its service business. Trusted building brands, such as YORK®, Hitachi Air Conditioning, *Metasys*®, Ansul, *Ruskin*®, Titus®, Frick®, PENN®, Sabroe®, Silent-Aire®, Simplex® and

Grinnell®, together with the breadth and depth of the products, systems and solutions offered by the Company, give it what it believes to be the most diverse portfolio in the building technology industry.

The Company has developed software platforms, including on-premises platforms and cloud-based software services, and integrated its products and services with digital capabilities to provide data-driven solutions to create smarter, safer and more sustainable buildings. The Company's OpenBlue platform enables enterprises to manage all aspects of their physical spaces delivering sustainability, new occupant experiences, safety and security by combining the Company’s building expertise with cutting-edge technology, including AI-powered service solutions such as remote diagnostics, predictive maintenance, compliance monitoring and advanced risk assessments. The Company leverages its digital and data-driven products and services to offer integrated and customizable solutions focused on delivering outcomes to customers, including OpenBlue Buildings-as-a-Service, OpenBlue Net Zero Buildings-as-a-Service and OpenBlue Healthy Buildings. These services are generally designed to generate recurring revenue for the Company as it supports its customers in achieving their desired outcomes.

In fiscal 2022, approximately 37% of sales originated from product offerings, 39% of sales originated from installations and 24% of sales originated from service offerings.

Competition

The Company conducts its operations through a significant number of individual contracts that are either negotiated or awarded on a competitive basis. Key factors in the award of contracts include system and service performance, quality, price, design, reputation, technology, application engineering capability and construction or project management expertise. Competitors for HVAC equipment, security, fire-detection, fire suppression and controls in the residential and non-residential marketplace include many local, regional, national and international providers. Larger competitors include Honeywell International, Inc.; Siemens Smart Infrastructure, an operating group of Siemens AG; Schneider Electric SA; Carrier Global Corporation; Trane Technologies plc; Daikin Industries, Ltd.; Lennox International, Inc.; GC Midea Holding Co, Ltd. and Gree Electric Appliances, Inc. In addition, the Company competes in a highly fragmented building services market. The Company also faces competition from a diverse range of established companies, start-ups and other emerging entrants to the buildings industry in the areas of digital services, software as a service and the Internet of Things. The loss of any individual contract or customer would not have a material adverse effect on the Company.

Business Strategy

The Company’s business strategy is to sustain and expand its position as a leader in smart and sustainable building solutions by offering a full spectrum of products and solutions for customer buildings across the globe. The Company’s core strategy remains focused on creating growth platforms, driving operational improvements and creating a high-performance culture. The Company has strong positions in attractive and growing end-markets across HVAC, controls, fire, security and services, enhanced by its comprehensive product portfolio and substantial installed base. The Company believes that it is well positioned to capitalize on the emerging and prevalent trends in the buildings industry, including sustainability, healthy buildings/indoor environmental quality and smart buildings. To capitalize on these trends, the Company remains focused on maintaining leading positions in commercial HVAC and building management systems, as well as enabling growth through digital, to develop and leverage new digital technologies and capabilities into outcomes powered by its OpenBlue software platform. In furtherance of these goals, the Company has three strategic priorities:

Capitalize on Key Growth Vectors: Sustainability, healthy buildings/indoor environmental quality and smart buildings represent key growth opportunities for the Company. The Company seeks to leverage its existing portfolio breadth and investments in product development, combined with the expansion of its digital products and capabilities powered by OpenBlue, to offer differentiated solutions and innovative deal structures to help customers achieve their objectives. The Company intends to expand its capabilities by investing in products and technologies, as well as expanding its partnerships, to power innovation that will allow it to provide differentiated services that are tailored to its customers’ desired outcomes.

Accelerate in High Growth Digital Services, Regions and Verticals: The Company is focused on transforming its large service business through its digital technologies, further enabled by the Company’s installed base, domain expertise and global coverage. The Company is focused on developing and deploying connected equipment, systems and controls that will support the provision of digital services and solutions. The Company further intends to expand its presence in high growth regions and invest in high growth verticals within the markets it serves, including healthcare, commercial offices/campus, education and data centers.

Sustain a High-Performance, Customer-Centric Culture: The Company recognizes that developing talent and creating positive customer experiences is central to accomplishing its business strategies. The Company is investing in its talent to build a diverse workforce that is digital capable, solutions oriented and focused on continuous learning and growth. The Company aims to leverage its talent capabilities and training to create a customer-focused culture to drive customer loyalty and decisions.

To realize these priorities, the Company is leveraging its technology leadership, comprehensive product portfolio, global presence, substantial installed base and strong channels to monetize the lifecycle opportunities of install, service, retrofit and replacement which are established and delivered by the Company's direct field businesses and third-party channels across the globe. The Company is augmenting its strategic priorities with disciplined execution, productivity enhancements and sustainable cost management to create a path to realize expanded margins and enhanced profitability.

Backlog

The Company's backlog is applicable to its sales of systems and services. At September 30, 2022, the backlog was $11.7 billion, of which $11.1 billion was attributable to the field business. The backlog amount outstanding at any given time is not necessarily indicative of the amount of revenue to be earned in the upcoming fiscal year.

At September 30, 2022, remaining performance obligations were $17.5 billion, which is $5.8 billion higher than the Company's backlog of $11.7 billion. Differences between the Company's remaining performance obligations and backlog are primarily due to the following:

- Remaining performance obligations include large, multi-purpose contracts to construct hospitals, schools and other governmental buildings, which are services to be performed over the building's lifetime with average initial contract terms of 25 to 35 years for the entire term of the contract versus backlog which includes only the lifecycle period of these contracts which approximates five years;
- Remaining performance obligations exclude certain customer contracts with a term of one year or less and contracts that are cancelable without substantial penalty versus backlog which includes short-term and cancelable contracts; and
- Remaining performance obligations include the full remaining term of service contracts with substantial termination penalties versus backlog which includes one year for all outstanding service contracts.

The Company will continue to report backlog as it believes it is a useful measure of evaluating the Company's operational performance and relationship to total orders.

Raw Materials

Raw materials used by the Company's businesses in connection with their operations include steel, aluminum, brass, copper, polypropylene and certain flurochemicals used in fire suppression agents. The Company also uses semiconductors and other electronic components in the manufacture of its products. During fiscal 2022, the Company experienced material cost increases due to global inflation, supply chain disruptions, labor shortages, increased demand and other regulatory and macroeconomic factors. These trends had an unfavorable impact on the Company's results of operations in fiscal 2022, as discussed in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. The Company believes that the macroeconomic trends experienced in fiscal 2022 will continue into fiscal 2023. Therefore, the Company could experience further disruptions, shortages and price inflation in the future, the effect of which will depend on the Company's ability to successfully mitigate and offset the impact of these events. In fiscal 2023, commodity prices and availability could fluctuate throughout the year and could significantly affect the Company's results of operations. For a more detailed description of the risks related to the availability of raw materials, components and commodities, see Item 1A. Risk Factors.

Intellectual Property

Generally, the Company seeks statutory protection for strategic or financially important intellectual property developed in connection with its business. Certain intellectual property, where appropriate, is protected by contracts, licenses, confidentiality or other agreements. From time to time, the Company takes action to protect its businesses by asserting its intellectual property rights against third-party infringers.

The Company owns numerous U.S. and non-U.S. patents (and their respective counterparts), the more important of which cover those technologies and inventions embodied in current products or which are used in the manufacture of those products. While the Company believes patents are important to its business operations and in the aggregate constitute a valuable asset, no single patent, or group of patents, is critical to the success of the business. The Company, from time to time, grants licenses under its patents and technology and receives licenses under patents and technology of others.

The Company's trademarks, certain of which are material to its business, are registered or otherwise legally protected in the U.S. and many non-U.S. countries where products and services of the Company are sold. The Company, from time to time, becomes involved in trademark licensing transactions.

Most works of authorship produced for the Company, such as computer programs, catalogs and sales literature, carry appropriate notices indicating the Company's claim to copyright protection under U.S. law and appropriate international treaties.

Environmental, Health and Safety Matters

Laws addressing the protection of the environment and workers' safety and health govern the Company's ongoing global operations. They generally provide for civil and criminal penalties, as well as injunctive and remedial relief, for noncompliance or require remediation of sites where Company-related materials have been released into the environment.

A portion of the Company's products consume energy and use refrigerants. Increased public awareness and concern regarding global climate change has resulted in more regulations designed to reduce greenhouse gas emissions. These regulations tend to be implemented under global, national and sub-national climate objectives or policies, and target the global warming potential ("GWP") of refrigerants, equipment energy efficiency, and the combustion of fossil fuels as a heating source. The Company continues to invest in its product portfolio to meet emerging emissions regulations and standards.

The Company has expended substantial resources globally, both financial and managerial, to comply with environmental laws and worker safety laws and maintains procedures designed to foster and ensure compliance. Certain of the Company's businesses are, or have been, engaged in the handling or use of substances that may impact workplace health and safety or the environment. The Company is committed to protecting its workers and the environment against the risks associated with these substances.

The Company's operations and facilities have been, and in the future may become, the subject of formal or informal enforcement actions or proceedings for noncompliance with environmental laws and worker safety laws or for the remediation of Company-related substances released into the environment. Such matters typically are resolved with regulatory authorities through commitments to compliance, abatement or remediation programs and, in some cases, payment of penalties. See Note 21, "Commitments and Contingencies," of the notes to consolidated financial statements for further discussion of environmental matters.

Government Regulation and Supervision

The Company's operations are subject to numerous federal, state and local laws and regulations, both within and outside the United States, in areas such as consumer protection, government contracts, international trade, environmental protection, labor and employment, tax, licensing and others. For example, most U.S. states and non-U.S. jurisdictions in which the Company operates have licensing laws directed specifically toward the alarm and fire suppression industries. The Company's security businesses currently rely extensively upon the use of wireline and wireless telephone service to communicate signals. Wireline and wireless telephone companies in the U.S. are regulated by the federal and state governments. In addition, government regulation of fire safety codes can impact the Company's fire businesses. The Company's businesses may also be affected by changes in governmental regulation of refrigerants and energy efficiency standards, noise regulation and product safety regulations, including changes related to hydro fluorocarbons/emissions reduction efforts, energy conservation standards and the regulation of fluorinated gases. These and other laws and regulations impact the manner in which the Company conducts its business, and changes in legislation or government policies can affect the Company's worldwide operations, both favorably and unfavorably. For a more detailed description of the various laws and regulations that affect the Company's business, see Item 1A. Risk Factors.

Regulatory Capital Expenditures

The Company's efforts to comply with numerous federal, state and local laws and regulations applicable to its business and products often results in capital expenditures. The Company makes capital expenditures to design and upgrade its fire and security products to comply with or exceed standards applicable to the alarm, fire suppression and security industries. The Company also makes capital expenditures to meet or exceed energy efficiency standards, including the regulation of refrigerants, hydro fluorocarbons/emissions reductions efforts and the regulation of fluorinated gasses, particularly with respect to the Company’s HVAC products and solutions. The Company’s ongoing environmental compliance program also results in capital expenditures. Regulatory and environmental considerations are a part of all significant capital expenditure decisions; however, expenditures in fiscal 2022 related solely to regulatory compliance were not material. It is management’s expectation that the amount of any future capital expenditures related to compliance with any individual regulation or grouping of related regulations will not have a material adverse effect on the Company’s financial results or competitive position in any one year. See Note 21, "Commitments and Contingencies," of the notes to consolidated financial statements for further discussion of environmental matters.

Human Capital Management

Overview and Governance

The Company strives to continuously drive and develop its High-Performance Culture. The Company’s High-Performance Culture represents the practices and behaviors, underpinned by the Company’s values, that lead to sustained growth, winning results and satisfied customers.

The responsibility to develop and maintain a High-Performance Culture is owned, embedded and executed throughout the Company. The Chief Human Resources Officer ("CHRO") is responsible for establishing the Company’s strategy to drive a High-Performance Culture and ensuring its execution across the Company. The Compensation and Talent Development Committee of the Board of Directors is the primary overseer of the Company’s High-Performance Culture strategy and execution. The Chief Executive Officer ("CEO"), the CHRO, the Vice President of Diversity and Inclusion and other senior leaders within the Company are responsible for the execution of the strategy and engage with the Compensation and Talent Development Committee, the Governance and Sustainability Committee and the full Board of Directors on the critical components driving the Company’s High-Performance Culture, including discussions of human capital trends, practices and operations, diversity and inclusion, health and safety, leadership development and succession planning. Key components driving the Company’s High-Performance Culture include:

Health and Safety

Health and Wellness, Safety and Environment are the three pillars of the Company’s Zero Harm vision. The Company’s health and safety programs are designed around global standards with appropriate variations addressing multiple jurisdictions and regulations, specific hazards and unique working environments of the Company’s manufacturing, service and install, and headquarter operations. In its continuous efforts to ensure the health, safety and well-being of its employees and workplaces, during fiscal 2022, the Company created new Zero Harm Well-Being and Zero Harm Sustainability Behaviors, each of them consisting of ten guiding principles to protect employees and the environment. In addition, the Company launched a vehicle telematics program to identify unsafe driving practices and further reduce the occurrence of motor vehicle accidents. Today, the Company’s focus on employee well-being continues with the utilization of global and regional well-being councils, addressing physical, mental, social and financial aspects of employee well-being.

The Company requires each of its locations to perform regular safety audits to ensure proper safety policies, program procedures, analyses and training are in place. In addition, the Company engages an independent third-party conformity assessment and certification vendor to audit selected operations for adherence to its global health and safety standards. Safety culture and behavior-based safety initiatives have been deployed within the Company, including a multi-faceted policy focused on preventing distracted driving and the design and rollout of a new style of platform ladder built to provide a safe working platform for employees. One safety policy that applies to all employees around the globe, regardless of rank, is every individual worker’s right to apply the “Stop Work” principle when uncertain about the health and safety of a particular task.

The Company utilizes a mixture of leading and lagging indicators to assess the health and safety performance of its operations. Lagging indicators include the OSHA Total Recordable Incident Rate ("TRIR") and the Lost Time (or Lost Workday) Incident Rate ("LTIR") based upon the number of incidents per 100 employees (or per 200,000 work hours). In fiscal 2022, the Company had a TRIR of 0.40 and a LTIR of 0.14.

Diversity and Inclusion

Diversity and inclusion are embedded throughout the Company’s strategy to drive a High-Performance Culture. The Company recognizes that an inclusive culture that is diverse adds value to the Company and its customers through: the creation and delivery of innovative and outstanding products, services and outcomes; the cultivation of an engaged and empowered environment where employee productivity drives company growth; and the onboarding of high-performing talent into the organization to propel the Company's transformation and future. The Company believes that all employees and leaders are responsible for creating a diverse and inclusive workplace. Employees are empowered to take an active role in creating a culture that values uniqueness, celebrates creativity and drives innovation. The Company places a high value on inclusion, engaging employees in Business Resource Groups ("BRGs") — employee-led voluntary organizations of people with similar interests, experiences, or demographic characteristics. The Company maintains its BRG chapters worldwide across nine categories: African American, Asia Pacific, LGBTQ+, Emerging Leaders, Hispanic, Disabilities, Veterans, Women and Sustainability. The Company uses these groups to serve as a source of inclusion and to support the acquisition and development of diverse talent internally and externally. Each BRG is open to all employees and sponsored and supported by senior leaders across the enterprise. The Company's BRG structure includes monthly learning series, an active recruitment platform, an innovation hub, and community engagement. In fiscal 2022, the Company continued to realize meaningful growth in BRG membership.

The Company has implemented several measures that focus on ensuring accountabilities exist for making progress in diversity:

- **Diversity Performance Goals:** The CEO and other senior leaders have diversity and inclusion objectives in their annual performance goals.

- **Attracting Diverse Talent:** The Company commits to having a diverse talent pipeline by partnering with its business units in their workforce planning forecasts, as well as external organizations, to develop initiatives and goals to recruit diverse talent across all leadership and skill areas. In furtherance of this commitment, the Company continues to enhance its Future Leaders Internship Program, an enterprise-wide internship program designed to build a sustainable, diverse pipeline of talent with the critical skills needed to support the Company's growth initiatives.

- **Facilitating Engagement:** The Company launched the Perspectives Listening Series to facilitate honest, courageous and authentic conversations between colleagues on topics that are relevant and important to employees, communities and society as a whole. Topics covered include next generation leadership, gender equality, the social justice movement and fatherhood.

Talent Development

To maintain a High-Performance Culture, the Company must ensure the continued development and advancement of its people. Strategic talent reviews and succession planning occur on a planned cadence annually – globally and across all business areas. The Company continues to provide opportunities for the Company's employees to grow their careers, with approximately half of open management positions filled internally during fiscal year 2022.

The Company believes that high performance is an outcome of a person's ability to change, adapt, and grow their capabilities throughout their career. The Company emphasizes real-life, real-time learning that enables a person to meet the demands of challenging and changing work and focuses on reinforcing key principles that are designed to support an individual's effectiveness in his or her current job and in their future development. The Company provides technical and leadership training to employees, customers and suppliers who work for or with the Company's products and services. In particular, the Company's focus on employee development has been structured over the last several years through programs designed to imbed essential skills and reinforce strategic goals that are aligned to the Company's culture, including:

- **Digital Transformation:** In support of Company's growth strategy, the Company is investing in developing digital leadership with personalized and targeted training programs designed to create digitally capable leaders, salespersons and technicians.

- **Diversity and Inclusion:** The Company has developed a structured diversity and inclusion training continuum across the levels and stages of individuals' careers to develop and align employees with the Company's diversity and inclusion strategy and values.

- **Organizational Health:** The Company regularly assesses its progress using an Organizational Health Index survey and develops annual health plans comprised of priority initiatives to drive key behaviors and practices that is informed by the survey's results. These plans are specifically tailored for each business unit and regularly assessed during the year, with managers accountable for introducing and teaching new skills or toolsets to their teams.

In fiscal 2022, the Company offered a robust curriculum of over 232,000 learning activities available to employees, consisting of videos, courses, e-learning, documentation, articles and books, including over 4,000 active (in person or virtual) learning courses. In fiscal 2022, over 1.25 million learning activities were completed by approximately 93,000 employees. The total learning hours consumed by employees was 1.02 million hours, averaging almost 11 hours per employee including time invested in formal learning and standard time invested in self-paced reading or video consumption.

Employee Population and Demographics

As of September 30, 2022, the Company employed approximately 102,000 people worldwide, of which approximately 38,000 were employed in the United States and approximately 64,000 were outside the United States. Approximately 22,000 employees are covered by collective bargaining agreements or works councils and the Company believes that its relations with its labor unions are generally positive.

Employee Diversity as of September 30, 2022

Employees	Male	Female	Minority [(1)]
Total	76%	24%	30%
Managers	80%	20%	21%

[(1)] Male and female data represents all employees globally. Minority data represents U.S. employees only.

Seasonal Factors

Certain of the Company's sales are seasonal as the demand for residential air conditioning equipment and services generally increases in the summer months. This seasonality is mitigated by the other products and services provided by the Company that have no material seasonal effect.

Research and Development Expenditures

Refer to Note 1, "Summary of Significant Accounting Policies," of the notes to consolidated financial statements for research and development expenditures. The Company has committed to invest a substantial portion of its new product research and development in climate-related innovation to develop sustainable products and services. The Company invests in enhancements to the capabilities of its product lines and services to support its strategy, meet consumer preferences and achieve regulatory compliance. This includes investments in the development of the Company’s OpenBlue platform and related service offerings, digital product capabilities, energy efficiency and low GWP refrigerants and technology.

Available Information

The Company’s filings with the U.S. Securities and Exchange Commission ("SEC"), including annual reports on Form 10-K, quarterly reports on Form 10-Q, definitive proxy statements on Schedule 14A, current reports on Form 8-K, and any amendments to those reports filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, are made available free of charge through the Investor Relations section of the Company’s Internet website at http://www.johnsoncontrols.com as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC. Copies of any materials the Company files with the SEC can also be obtained free of charge through the SEC’s website at http://www.sec.gov. The Company also makes available, free of charge, its Code of Ethics, Corporate Governance Guidelines, Board of Directors committee charters and other information related to the Company on the Company’s Internet website or in printed form upon request. The Company is not including the information contained on the Company’s website as a part of, or incorporating it by reference into, this Annual Report on Form 10-K.

ITEM 1A RISK FACTORS

Provided below is a cautionary discussion of what we believe to be the most important risk factors applicable to the Company. Discussion of these factors is incorporated by reference into and considered an integral part of Part II, Item 7, "Management's Discussion and Analysis of Financial Conditions and Results of Operations." The disclosure of a risk should not be interpreted to imply that such risk has not already materialized. Additional risks not currently known to the Company or that the Company currently believes are immaterial may also impair the Company's business, financial condition, results of operations and cash flows.

Risks Related to Macroeconomic and Political Conditions

Economic, political, credit and capital market conditions could adversely affect our financial performance, our ability to grow or sustain our business and our ability to access the capital markets.

We compete around the world in various geographic regions and product markets. Global economic and political conditions affect each of our primary businesses and the businesses of our customers and suppliers. Recessions, economic downturns, price instability, inflation, slowing economic growth and social and political instability in the industries and/or markets where we compete could negatively affect our revenues and financial performance in future periods, result in future restructuring charges, and adversely impact our ability to grow or sustain our business. For example, current macroeconomic and political instability caused by the conflict between Russia and Ukraine, global supply chain disruptions, inflation and the strengthening of the U.S. dollar, have and could continue to adversely impact our results of operations. Other potential consequences arising from the Russia/Ukraine conflict and its effect on our business and results of operations as well as the global economy, cannot be predicted. This may include further sanctions, embargoes, regional instability, geopolitical shifts, energy instability, potential retaliatory action by the Russian government, increased cybersecurity attacks, increased tensions among countries in which we operate.

The capital and credit markets provide us with liquidity to operate and grow our business beyond the liquidity that operating cash flows provide. A worldwide economic downturn and/or disruption of the credit markets could reduce our access to capital necessary for our operations and executing our strategic plan. If our access to capital were to become significantly constrained, or if costs of capital increased significantly due to lowered credit ratings, prevailing industry conditions, the volatility of the capital markets or other factors; then our financial condition, results of operations and cash flows could be adversely affected.

If we are unable to adequately react to negative economic impacts that decrease demand for our products and services and/or negative movements in capital markets our results of operations, financial condition or liquidity could be adversely affected.

Some of the industries in which we operate are cyclical and, accordingly, demand for our products and services could be adversely affected by downturns in these industries.

Much of the demand for installation of HVAC, security products, and fire detection and suppression solutions is driven by commercial and residential construction and industrial facility expansion and maintenance projects. Commercial and residential construction projects are heavily dependent on general economic conditions, localized demand for commercial and residential real estate and availability of credit. Commercial and residential real estate markets are prone to significant fluctuations in supply and demand. In addition, most commercial and residential real estate developers rely heavily on project financing in order to initiate and complete projects. Declines in real estate values and increases in prevailing interest rates could lead to significant reductions in the demand for and availability of project financing, even in markets where demand may otherwise be sufficient to support new construction. These factors could in turn temper demand for new HVAC, fire detection and suppression and security installations.

Levels of industrial capital expenditures for facility expansions and maintenance are dependent on general economic conditions, economic conditions within specific industries we serve, expectations of future market behavior and available financing. The businesses of many of our industrial customers are to varying degrees cyclical and have experienced periodic downturns. During such economic downturns, customers in these industries tend to delay major capital projects, including greenfield construction, maintenance projects and upgrades. Additionally, demand for our products and services may be affected by volatility in energy, component and commodity prices, commodity and component availability and fluctuating demand forecasts, as our customers may be more conservative in their capital planning, which may reduce demand for our products and services as projects are postponed or cancelled. Although our industrial customers tend to be less dependent on project financing than real estate developers, increases in prevailing interest rates or disruptions in financial markets and banking systems could make credit and capital markets difficult for our customers to access and could significantly raise the cost of new debt for our customers. Any difficulty in accessing these markets and the increased associated costs can have a negative effect on investment in large capital projects, including necessary maintenance and upgrades, even during periods of favorable end-market conditions.

Many of our customers inside and outside of the industrial and commercial sectors, including governmental and institutional customers, have experienced budgetary constraints as sources of revenue have been negatively impacted by adverse or stagnant economic conditions. These budgetary constraints have in the past, and may in the future, reduce demand for our products and services among governmental and institutional customers.

Reduced demand for our products and services could result in the delay or cancellation of existing orders or lead to excess capacity, which unfavorably impacts our absorption of fixed costs. This reduced demand may also erode average selling prices in the industries we serve. Any of these results could materially and adversely affect our business, financial condition, results of operations and cash flows.

Volatility in commodity prices may adversely affect our results of operations.

Increases in commodity costs can negatively impact the profitability of orders in backlog as prices on such orders are typically fixed; therefore, in the short-term, our ability to adjust for changes in certain commodity prices is limited. In these cases, if we are not able to recover commodity cost increases through price increases to our customers on new orders, then such increases will have an adverse effect on our results of operations. In cases where commodity price risk cannot be naturally offset or hedged through supply-based fixed-price contracts, we use commodity hedge contracts to minimize overall price risk associated with our anticipated commodity purchases. Unfavorability in our hedging programs during a period of declining commodity prices could result in lower margins as we reduce prices to match the market on a fixed commodity cost level. Additionally, to the extent we do not or are unable to hedge certain commodities and the commodity prices substantially increase, such increases will have an adverse effect on our results of operations.

We have experienced, and expect to continue to experience, increased commodity costs as a result of global macroeconomic trends, including global price inflation, supply chain disruption and the Russia/Ukraine conflict. While we have taken action to offset increasing commodity costs as described above, we have nonetheless experienced negative impacts on profitability as a result of such increased costs. Continued increases in commodity costs could negatively impact our results of operations to the extent we are unable to successfully mitigate and offset the impact of increased costs.

Risks associated with our non-U.S. operations could adversely affect our business, financial condition and results of operations.

We have significant operations in a number of countries outside the U.S., some of which are located in emerging markets. Long-term economic and geopolitical uncertainty in any of the regions of the world in which we operate, such as Asia, South America, the Middle East, Europe and emerging markets, could result in the disruption of markets and negatively affect cash flows from our operations to cover our capital needs and debt service requirements.

In addition, as a result of our global presence, a significant portion of our revenues and expenses is denominated in currencies other than the U.S. dollar. We are therefore subject to non-U.S. currency risks and non-U.S. exchange exposure. While we employ financial instruments to hedge some of our transactional foreign exchange exposure, these activities do not insulate us completely from those exposures. Exchange rates can be volatile and a substantial weakening of foreign currencies against the U.S. dollar could reduce our profit margin in various locations outside of the U.S. and adversely impact the comparability of results from period to period. During 2022, we experienced a reduction in revenue and profits as a result of the significant strengthening of the U.S. dollar against foreign currencies. The continued strength of the U.S. dollar could continue to adversely impact our revenue and profit in non-U.S. jurisdictions.

There are other risks that are inherent in our non-U.S. operations, including the potential for changes in socio-economic conditions, laws and regulations, including anti-trust, import, export, labor and environmental laws, and monetary and fiscal policies; the ability to enforce rights, collect revenues and protect assets in foreign jurisdictions; protectionist measures that may prohibit acquisitions or joint ventures, or impact trade volumes; unsettled or unstable political conditions; international conflict; government-imposed plant or other operational shutdowns; backlash from foreign labor organizations related to our restructuring actions; corruption; natural and man-made disasters, hazards and losses; violence, civil and labor unrest, and possible terrorist attacks.

These and other factors may have a material adverse effect on our business and results of operations.

Impacts related to the COVID-19 pandemic could have an adverse effect on our business, financial condition, results of operations and cash flows.

The COVID-19 global pandemic created significant volatility, uncertainty and economic disruption. In response to the challenges presented by COVID-19, we modified our business practices and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, partners and suppliers. These actions, may cause us to experience increases in costs, reductions in productivity and disruptions to our business routines.

Vaccine mandates and testing requirements have been implemented in some jurisdictions where we operate. In addition, a number of our customers have issued vaccine requirements with respect to our employees who provide on-site service at customer facilities. Our efforts to comply with these or other mandates could result in increased labor attrition and disruption, as well as difficulty securing future labor needs, and could materially impact our ability to deliver services to our customers, which could in turn adversely impact our results of operations.

We may also experience impacts from market forces and changes in consumer behavior related to pandemic fears as a result of COVID-19. Challenges in achieving sufficient vaccination levels and the introduction of new variants of COVID-19 have and could continue to negatively impact our results of operations due to the extension or reinstitution of lockdowns and similar restrictive measures, limited access to customer sites to perform installation and service work, the delay or abandonment of projects on which we provide products and/or services, and the general adverse impacts on demand and sales volumes from industries that are sensitive to economic downturns and volatility in commodity prices. For example, the Company has experienced, and could continue to experience, disruptions to its business in China due to the application of lockdowns and other restrictive measures under China's "zero-COVID" policy. Further, the COVID-19 pandemic could result in permanent changes in the behaviors of our customers, including the increased prevalence of remote work and a corresponding decline in demand for the construction and maintenance of commercial buildings. Any of these impacts could adversely affect our results of operations.

The extent to which the COVID-19 pandemic continues to impact our results of operations and financial condition will depend on future developments that are highly uncertain and cannot be predicted, including the resurgence of COVID-19 and its variants, the effectiveness of COVID-19 vaccines and the speed at which populations are vaccinated, impacts on economic activity and regulatory actions taken to mitigate the impacts of COVID-19. The impact of COVID-19 may also exacerbate other risks discussed in Item 1A of this Annual Report on Form 10-K.

Risks Related to Our Business Operations

The ability of suppliers to deliver raw materials, parts and components to our manufacturing facilities, and our ability to manufacture and deliver services without disruption, could affect our results of operations.

We use a wide range of materials (primarily steel, copper and aluminum) and components (including semiconductors and other electronic components) in the global production of our products, which come from numerous suppliers around the world. Because not all of our business arrangements provide for guaranteed supply and some key parts may be available only from a single supplier or a limited group of suppliers, we are subject to supply and pricing risk. Our operations and those of our suppliers are subject to disruption for a variety of reasons, including supplier plant shutdowns or slowdowns, transportation delays, work stoppages, labor relations, labor shortages, global geopolitical instability, price inflation, governmental regulatory and enforcement actions, intellectual property claims against suppliers, financial issues such as supplier bankruptcy, information technology failures, and hazards such as fire, earthquakes, flooding, or other natural disasters. For example, we expect to continue to be impacted by the following supply chain issues, due to economic, political and other factors largely beyond our control: increased input material costs and component shortages; supply chain disruptions and delays and cost inflation, all of which could continue or escalate in the future. In addition, some of our subcontractors have also experienced supply chain and labor disruptions, which have continued to impact our ability to timely complete projects and convert our backlog. Such disruptions have and could continue to interrupt our ability to manufacture or obtain certain products and components, thereby adversely impacting our ability to provide products to customers, convert our backlog into revenue and realize expected profit margins. Any significant disruption could materially and adversely affect our business, financial condition, results of operations and cash flows.

Material supply shortages and delays in deliveries, along with other factors such as price inflation, can also result in increased pricing. While many of our customers permit quarterly or other periodic adjustments to pricing based on changes in component prices and other factors, we may bear the risk of price increases that occur between any such repricing or, if such repricing is not permitted, during the balance of the term of the particular customer contract. The inability to timely convert our backlog due to supply chain disruptions subjects us to pricing risk due to cost inflation occurring between the generation of backlog and its conversion into revenue. If we are unable to effectively manage the impacts of price inflation and timely convert our backlog, our results of operations, financial condition and cash flows could materially and adversely be affected.

Our future growth is dependent upon our ability to develop or acquire new products and technologies that achieve market acceptance with acceptable margins.

Our future success depends on our ability to develop or acquire, manufacture and bring competitive, and increasingly complex, products and services to market quickly and cost-effectively. Our ability to develop or acquire new products, services and technologies requires the investment of significant resources. These acquisitions and development efforts divert resources from other potential investments in our businesses, and they may not lead to the development of new technologies, products or services on a timely basis. Moreover, as we introduce new products, we may be unable to detect and correct defects in the design of a product or in its application to a specified use, which could result in loss of sales or delays in market acceptance. Even after introduction, new or enhanced products may not satisfy customer preferences and product failures may cause customers to reject our products. As a result, these products may not achieve market acceptance and our brand image could suffer. We must also attract, develop and retain individuals with the requisite technical expertise and understanding of customers' needs to develop new technologies and introduce new products, particularly as we increase investment in our digital services and solutions business and our OpenBlue software platform. The laws and regulations applicable to our products, and our customers' product and service needs, change from time to time, and regulatory changes may render our products and technologies noncompliant. We must also monitor disruptive technologies and business models. In addition, the markets for our products, services and technologies may not develop or grow as we anticipate. The failure of our technology, products or services to gain market acceptance due to more attractive offerings by our competitors, the introduction of new competitors to the market with new or innovative product offerings or the failure to address any of the above factors could significantly reduce our revenues, increase our operating costs or otherwise materially and adversely affect our business, financial condition, results of operations and cash flows.

Cybersecurity incidents impacting our IT systems and digital products could disrupt business operations, result in the loss of critical and confidential information, and adversely impact our reputation and results of operations.

We rely upon the capacity, reliability and security of our IT and data security infrastructure and our ability to expand and continually update this infrastructure in response to the changing needs of our business. As we implement new systems or integrate existing systems, they may not perform as expected. We also face the challenge of supporting our older systems and implementing necessary upgrades. In addition, we are relying on our IT infrastructure to support our employees' ability to work remotely. If we experience a problem with the functioning of an important IT system as a result of increased burdens placed on our IT infrastructure or a security breach of our IT systems, the resulting disruptions could have an adverse effect on our business.

Global cybersecurity threats and incidents can range from uncoordinated individual attempts to gain unauthorized access to IT systems to sophisticated and targeted measures known as advanced persistent threats directed at the Company, its products, its customers and/or its third-party service providers, including cloud providers. These threats and incidents originate from many sources globally and include malwares that take the form of computer viruses, ransomware, worms, Trojan horses, spyware, adware, scareware, rogue software, and programs that act against the computer user. While we have experienced, and expect to continue to experience, these types of threats and incidents, none of them to date has been material to the Company. Our customers, including the U.S. government, are increasingly requiring cybersecurity protections and mandating cybersecurity standards in our products, and we may incur additional costs to comply with such demands. We seek to deploy comprehensive measures to deter, prevent, detect, respond to and mitigate these threats, including identity and access controls, data protection, vulnerability assessments, product software designs which we believe are less susceptible to cyber-attacks, continuous monitoring of our IT networks and systems, maintenance of backup and protective systems and the incorporation of cybersecurity design throughout the lifecycle of our products. Despite these efforts, cybersecurity incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information (our own or that of third parties) and the disruption of business operations. Such incidents could remain undetected for an extended period of time, and the losses arising from such incidents could exceed our available insurance coverage for such matters.

An increasing number of our products, services and technologies, including our OpenBlue software platform, are delivered with digital capabilities and accompanying interconnected device networks, which include sensors, data, building management systems and advanced computing and analytics capabilities. If we are unable to manage the lifecycle cybersecurity risk in development, deployment and operation of our digital platforms and services, they could become susceptible to cybersecurity incidents and lead to third-party claims that our product failures have caused damages to our customers. This risk is enhanced by the increasingly connected nature of our products and the role they play in managing building systems.

The potential consequences of a material cybersecurity incident include financial loss, reputational damage, adverse health, safety, and environmental consequences, exposure to legal claims or enforcement actions, theft of intellectual property, fines levied by the Federal Trade Commission or other governmental organizations, diminution in the value of our investment in research, development and engineering, and increased cybersecurity protection and remediation costs, which in turn could materially and adversely affect our competitiveness and results of operations.

Data privacy, identity protection and information security compliance may require significant resources and presents certain risks.

We collect, store, have access to and otherwise process certain confidential or sensitive data, including proprietary business information, personal data or other information that is subject to privacy and security laws, regulations and/or customer-imposed controls. Despite our efforts to protect such data, our business and our products may be vulnerable to material security breaches, theft, misplaced or lost data, programming errors, or errors that could potentially lead to compromising such data, improper use of our products, systems, software solutions or networks, unauthorized access, use, disclosure, modification or destruction of information, defective products, production downtimes and operational disruptions. A significant actual or perceived risk of theft, loss, fraudulent use or misuse of customer, employee or other data, whether by us, our suppliers, channel partners, customers or other third parties, as a result of employee error or malfeasance, or as a result of the imaging, software, security and other products we incorporate into our products, as well as non-compliance with applicable industry standards or our contractual or other legal obligations or privacy and information security policies regarding such data, could result in costs, fines, litigation or regulatory actions, or could lead customers to select the products and services of our competitors. Any such event could harm our reputation, cause unfavorable publicity or otherwise adversely affect certain potential customers' perception of the security and reliability of our services as well as our credibility and reputation, which could result in lost sales. In addition, we operate in an environment in which there are different and potentially conflicting data privacy laws in effect in the various U.S. states and foreign jurisdictions in which we operate and we must understand and comply with each law and standard in each of these jurisdictions while ensuring the data is secure. For example, proposed regulations restricting the use of biometric security technology could impact the products and solutions offered by our security business. Government enforcement actions can be costly and interrupt the regular operation of our business, and violations of data privacy laws can result in fines, reputational damage and civil lawsuits, any of which may adversely affect our business, reputation and financial statements.

Failure to increase organizational effectiveness through organizational improvements may reduce our profitability or adversely impact our business.

Our results of operations, financial condition and cash flows are dependent upon our ability to drive organizational improvement. We seek to drive improvements through a variety of actions, including integration activities, digital transformation, business portfolio reviews, productivity initiatives, functionalization, executive management changes, and business and operating model assessments. Risks associated with these actions include delays in execution, additional unexpected costs, realization of fewer than estimated productivity improvements, and adverse effects on employee morale. We may not realize the full operational or financial benefits we expect, the recognition of these benefits may be delayed, and these actions may potentially disrupt our operations. In addition, our failure to effectively manage organizational changes may lead to increased attrition and harm our ability to attract and retain key talent.

Infringement or expiration of our intellectual property rights, or allegations that we have infringed upon the intellectual property rights of third parties, could negatively affect us.

We rely on a combination of trademarks, trade secrets, patents, copyrights, know-how, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We cannot guarantee, however, that the steps we have taken to protect our intellectual property will be adequate to prevent infringement of our rights or misappropriation or theft of our technology, trade secrets or know-how. For example, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some of the countries in which we operate. In addition, while we generally enter into confidentiality agreements with our employees and third parties to protect our trade secrets, know-how, business strategy and other proprietary information, such confidentiality agreements could be breached or otherwise may not provide meaningful protection for our trade secrets and know-how related to the design, manufacture or operation of our products. From time to time we resort to litigation to protect our intellectual property rights. Such proceedings can be burdensome and costly, and we may not prevail. Further, adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and manufacturing expertise. Finally, for those products in our portfolio that rely on patent protection, once a patent has expired, the product is generally open to competition. Products under patent protection usually generate significantly higher revenues than those not protected by patents. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our business, financial condition, results of operations and cash flows.

In addition, we are, from time to time, subject to claims of intellectual property infringement by third parties, including practicing entities and non-practicing entities. Regardless of the merit of such claims, responding to infringement claims can be expensive and time-consuming. The litigation process is subject to inherent uncertainties, and we may not prevail in litigation matters regardless of the merits of our position. Intellectual property lawsuits or claims may become extremely disruptive if the plaintiffs succeed in blocking the trade of our products and services and they may have a material adverse effect on our business, financial condition, results of operations and cash flows.

We rely on our global direct installation channel for a significant portion of our revenue. Failure to maintain and grow the installed base resulting from direct channel sales could adversely affect our business.

Unlike many of our competitors, we rely on a direct sales channel for a substantial portion of our revenue. The direct channel provides for the installation of fire and security solutions, and HVAC equipment manufactured by us. This represents a significant distribution channel for our products, creates a large installed base of our fire and security solutions and HVAC equipment, and creates opportunities for longer term service and monitoring revenue. If we are unable to maintain or grow this installation business, whether due to changes in economic conditions, a failure to anticipate changing customer needs, a failure to introduce innovative or technologically advanced solutions, or for any other reason, our installation revenue could decline, which could in turn adversely impact our product pull-through and our ability to grow service and monitoring revenue.

Our business success depends on attracting and retaining qualified personnel.

Our ability to sustain and grow our business requires us to hire, retain and develop a high-performance, customer-centric and diverse management team and workforce. Continuous efficient and timely customer service, customer support and customer intimacy are essential to enabling customer loyalty and driving our financial results. Our growth strategies require that we pivot to new talent capability investments and build the workforce of the future, with an emphasis on developing skills in digital and consultative, outcome-based selling. Failure to ensure that we have the leadership and talent capacity with the necessary skillset and experience could impede our ability to deliver our growth objectives, execute our strategic plan and effectively transition our leadership. Any unplanned turnover or inability to attract and retain key employees could have a negative effect on our results of operations.

Our ability to convert backlog into revenue requires us to maintain a labor force that is sufficiently large enough to support our manufacturing operations to meet customer demand, as well as provide on-site services and project support for our customers. This includes recruiting, hiring and retaining skilled trade workers to support our direct channel field businesses. Recently, we have experienced the impacts of shortages for both skilled and unskilled labor. While we have taken measures to mitigate the impact of these shortages, we can provide no assurance that such efforts will be successful. The impacts of labor shortages could limit our ability to convert backlog into revenue and negatively impact our results of operations.

A material disruption of our operations, particularly at our monitoring and/or manufacturing facilities, could adversely affect our business.

If our operations, particularly at our monitoring facilities and/or manufacturing facilities, were to be disrupted as a result of significant equipment failures, natural disasters, climate change, cybersecurity breaches, power outages, fires, explosions, terrorism, sabotage, adverse weather conditions, public health crises (including COVID-19 related shutdowns), labor disputes, labor shortages or other reasons, we may be unable to effectively respond to alarm signals, fill customer orders, convert our backlog and otherwise meet obligations to or demand from our customers, which could adversely affect our financial performance. For example, during the COVID-19 pandemic, we experienced disruptions in certain of our manufacturing facilities resulting from government-mandated shutdowns and labor shortages. The continuation or recurrence of either of these trends could adversely affect our financial performance.

Interruptions to production could increase our costs and reduce our sales. Any interruption in production capability could require us to make substantial capital expenditures or purchase alternative material at higher costs to fill customer orders, which could negatively affect our profitability and financial condition. We maintain property damage insurance that we believe to be adequate to provide for reconstruction of facilities and equipment, as well as business interruption insurance to mitigate losses resulting from significant production interruption or shutdown caused by an insured loss. However, any recovery under our insurance policies may not offset the lost sales or increased costs that may be experienced during the disruption of operations, which could adversely affect our business, financial condition, results of operations and cash flows.

Our business may be adversely affected by work stoppages, union negotiations, labor disputes and other matters associated with our labor force.

We employ approximately 102,000 people worldwide. Approximately 22% of these employees are covered by collective bargaining agreements or works councils. Although we believe that our relations with the labor unions and works councils that represent our employees are generally good and we have experienced no material strikes or work stoppages recently, no assurances can be made that we will not experience in the future these and other types of conflicts with labor unions, works councils, other groups representing employees or our employees generally, or that any future negotiations with our labor unions will not result in significant increases in our cost of labor. Additionally, a work stoppage at one of our suppliers could materially and adversely affect our operations if an alternative source of supply were not readily available. Work stoppages by employees of our customers could also result in reduced demand for our products.

Risks Related to Government Regulations

Our businesses operate in regulated industries and are subject to a variety of complex and continually changing laws and regulations.

Our operations and employees are subject to various U.S. federal, state and local licensing laws, codes and standards and similar foreign laws, codes, standards and regulations. Changes in laws or regulations could require us to change the way we operate or to utilize resources to maintain compliance, which could increase costs or otherwise disrupt operations. In addition, failure to comply with any applicable laws or regulations could result in substantial fines or revocation of our operating permits and licenses. Competition or other regulatory investigations can continue for several years, be costly to defend and can result in substantial fines. If laws and regulations were to change or if we or our products failed to comply, our business, financial condition and results of operations could be adversely affected.

Due to the international scope of our operations, the system of laws and regulations to which we are subject is complex and includes regulations issued by the U.S. Customs and Border Protection, the U.S. Department of Commerce's Bureau of Industry and Security, the U.S. Treasury Department's Office of Foreign Assets Control and various non U.S. governmental agencies, including applicable export controls, anti-trust, customs, currency exchange control and transfer pricing regulations, laws regulating the foreign ownership of assets, and laws governing certain materials that may be in our products. No assurances can be made that we will continue to be found to be operating in compliance with, or be able to detect violations of, any such laws or regulations.

Existing free trade laws and regulations, provide certain beneficial duties and tariffs for qualifying imports and exports, subject to compliance with the applicable classification and other requirements. Changes in laws or policies governing the terms of foreign trade, and in particular increased trade restrictions, tariffs or taxes on imports from countries where we manufacture products or from where we import products or raw materials (either directly or through our suppliers) could have an impact on our competitive position, business and financial results. For example, the U.S., China and other countries continue to implement restrictive trade actions, including tariffs, export controls, sanctions, legislation favoring domestic investment and other actions impacting the import and export of goods, foreign investment and foreign operations in jurisdictions in which we operate. Additional measures imposed by such countries on a broader range of imports or economic activity, or retaliatory trade measures taken by other countries in response, could increase the cost of our products, create disruptions to our supply chain and impair our ability to effectively operate and compete in such countries.

We are also subject to a complex network of tax laws and tax treaties that impact our effective tax rate. For more information on risks related to tax regulation, see “Risks Related to Tax Matters” below.

We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing laws might be administered or interpreted.

Global climate change and related regulations could negatively affect our business.

The effects of climate change create financial risks to our business. For example, the effects of climate change could disrupt our operations by impacting the availability and cost of materials needed for manufacturing, exacerbate existing risks to our supply chain and increase insurance and other operating costs. These factors may impact our decisions to construct new facilities or maintain existing facilities in areas most prone to physical climate risks. We could also face indirect financial risks passed through the supply chain and disruptions that could result in increased prices for our products and the resources needed to produce them.

Increased public awareness and concern regarding global climate change has resulted in more regulations designed to reduce greenhouse gas emissions. These regulations tend to be implemented under global, national and sub-national climate objectives or policies, and target the global warming potential ("GWP") of refrigerants, equipment energy efficiency, and the combustion of fossil fuels as a heating source. Many of our products consume energy and use refrigerants. Regulations which seek to reduce greenhouse gas emissions present a risk to our global products business, predominantly our HVAC business, if we do not adequately prepare our product portfolio. As a result, we may be required to make increased research and development and other capital expenditures to improve our product portfolio in order to meet new regulations and standards. Further, our customers and the markets we serve may impose emissions or other environmental standards through regulation, market-based emissions policies or consumer preference that we may not be able to timely meet due to the required level of capital investment or technological advancement. While we have been committed to continuous improvements to our product portfolio to meet and exceed anticipated regulations and preferences, there can be no assurance that our commitments will be successful, that our products will be accepted by the market, that proposed regulation or deregulation will not have a negative competitive impact or that economic returns will reflect our investments in new product development.

We are subject to emerging and competing climate regulations. There continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty. Such regulatory uncertainty extends to incentives, which if discontinued, could adversely impact the demand for energy efficient buildings, and could increase costs of compliance. These factors may impact the demand for our products, obsolescence of our products and our results of operations.

As of the date of this filing, we have made several public commitments regarding our intended reduction of carbon emissions, including commitments to achieve net zero carbon emissions by 2040 and the establishment of science-based targets to reduce carbon emissions from our operations and the operations of our customers. Although we intend to meet these commitments, we may be required to expend significant resources to do so, which could increase our operational costs. Further, there can be no assurance of the extent to which any of our commitments will be achieved, or that any future investments we make in furtherance of achieving such targets and goals will meet investor expectations or any binding or non-binding legal standards regarding sustainability performance. Moreover, we may determine that it is in the best interest of our company and our shareholders to prioritize other business, social, governance or sustainable investments over the achievement of our current commitments based on economic, regulatory and social factors, business strategy or pressure from investors, activist groups or other stakeholders. If we are unable to meet these commitments, then we could incur adverse publicity and reaction from investors, activist groups and other stakeholders, which could adversely impact the perception of our brand and our products and services by current and potential customers, as well as investors, which could in turn adversely impact our results of operations.

We are subject to requirements relating to environmental and safety regulations and environmental remediation matters which could adversely affect our business, results of operation and reputation.

We are subject to numerous federal, state and local environmental laws and regulations governing, among other things, solid and hazardous waste storage, treatment and disposal, and remediation of releases of hazardous materials. There are significant capital, operating and other costs associated with compliance with these environmental laws and regulations. Environmental laws and regulations may become more stringent in the future, which could increase costs of compliance or require us to manufacture with alternative technologies and materials. For example, proposed federal, state and European Union legislative action concerning the use and clean-up of fire-fighting foam products, including the United States Environmental Protection Agency's proposal to designate perfluorooctane sulfonate ("PFOS") and perfluorooctanoic acid ("PFOA") as hazardous substances under the Comprehensive Environmental Response, Compensation, and Liability Act, could negatively impact our fire-fighting business and our results of operations, thereby enhancing the risks to our business described under "Potential liability for environmental contamination could result in substantial costs" below.

Federal, state and local authorities also regulate a variety of matters, including, but not limited to, health, safety laws governing employee injuries, and permitting requirements in addition to the environmental matters discussed above. If we are unable to adequately comply with applicable health and safety regulations and provide our employees with a safe working environment, we may be subject to litigation and regulatory action, in addition to negatively impacting our ability to attract and retain talented employees. New legislation and regulations may require us to make material changes to our operations, resulting in significant increases to the cost of production. Additionally, violations of environmental, health and safety laws are subject to civil, and, in some cases, criminal sanctions. As a result of these various uncertainties, we may incur unexpected interruptions to operations, fines, penalties or other reductions in income which could adversely impact our business, financial condition and results of operations.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar anti-bribery laws around the world.

The U.S. Foreign Corrupt Practices Act (the "FCPA"), the U.K. Bribery Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that are recognized as having governmental and commercial corruption and local customs and practices that can be inconsistent with anti-bribery laws. We cannot assure you that our internal control policies and procedures will preclude reckless or criminal acts committed by our employees or third-party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, or if we are subject to allegations of any such violations, we will investigate the allegations and may engage outside counsel to investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, which could disrupt our business and result in a material adverse effect on our reputation, business, financial condition, results of operations and cash flows. In addition, we could be subject to commercial impacts such as lost revenue from customers who decline to do business with us as a result of such compliance matters, which also could have a material adverse effect on our reputation, business, financial condition, results of operations and cash flows.

We are subject to risks arising from regulations applicable to companies doing business with the U.S. government.

Our customers include many U.S. federal, state and local government authorities. Doing business with the U.S. federal, state and local governments subjects us to certain particular risks, including dependence on the level of government spending and compliance with and changes in governmental procurement and security regulations. Agreements relating to the sale of products to government entities may be subject to termination, reduction or modification, either at the convenience of the government or for failure to perform under the applicable contract. We are subject to potential government investigations of business practices and compliance with government procurement and security regulations, which can be expensive and burdensome. If we were charged with wrongdoing as a result of an investigation, we could be suspended from bidding on or receiving awards of new government contracts, which could have a material adverse effect on our results of operations. In addition, various U.S. federal and state legislative proposals have been made in the past that would deny governmental contracts to U.S. companies that have moved their corporate location abroad. We are unable to predict the likelihood that, or final form in which, any such proposed legislation might become law, the nature of regulations that may be promulgated under any future legislative enactments, or the effect such enactments and increased regulatory scrutiny may have on our business.

Risks Related to Litigation

Potential liability for environmental contamination could result in substantial costs.

We have projects underway at multiple current and former manufacturing and testing facilities to investigate and remediate environmental contamination resulting from past operations by us or by other businesses that previously owned or used the properties, including our Fire Technology Center and Stanton Street manufacturing facility located in Marinette, Wisconsin. These projects relate to a variety of activities, including arsenic, solvent, oil, metal, lead, PFOS, PFOA and/or other per- and polyfluorinated substances ("PFAS") and other hazardous substance contamination cleanup; and structure decontamination and demolition, including asbestos abatement. Because of uncertainties associated with environmental regulation and environmental remediation activities at sites where we may be liable, future expenses that we may incur to remediate identified sites and resolve outstanding litigation could be considerably higher than the current accrued liability on our consolidated statements of financial position, which could have a material adverse effect on our business, results of operations and cash flows.

In addition, we have been named, along with others, in a number of class action and other lawsuits relating to the use of fire-fighting foam products by the U.S. Department of Defense, the U.S. military and others for fire suppression purposes and related training exercises. It is difficult to predict the outcome or ultimate financial exposure, if any, represented by these matters, and there can be no assurance that any such exposure will not be material. Such claims may also negatively affect our reputation. See Note 21, “Commitments and Contingencies,” of the notes to consolidated financial statements for additional information on these matters.

We are party to asbestos-related product litigation that could adversely affect our financial condition, results of operations and cash flows.

We and certain of our subsidiaries, along with numerous other third parties, are named as defendants in personal injury lawsuits based on alleged exposure to asbestos containing materials. These cases typically involve product liability claims based primarily on allegations of manufacture, sale or distribution of industrial products that either contained asbestos or were used with asbestos containing components. We cannot predict with certainty the extent to which we will be successful in litigating or otherwise resolving lawsuits on satisfactory terms in the future and we continue to evaluate different strategies related to asbestos claims filed against us including entity restructuring and judicial relief. Unfavorable rulings, judgments or settlement terms could have a material adverse impact on our business and financial condition, results of operations and cash flows. See Note 21, "Commitments and Contingencies," of the notes to consolidated financial statements for additional information on these matters.

Legal proceedings in which we are, or may be, a party may adversely affect us.

We are currently, and may in the future, become subject to legal proceedings and commercial or contractual disputes. These are typically claims that arise in the normal course of business including, without limitation, commercial or contractual disputes with our suppliers or customers, intellectual property matters, third party liability, including product liability claims, and employment claims. In addition, we may be exposed to greater risks of liability for employee acts or omissions, or system failure, in our fire and security businesses than may not be inherent in other businesses. In particular, because many of our fire and security products and services are intended to protect lives and real and personal property, we may have greater exposure to litigation risks than other businesses. The nature of the services we provide exposes us to the risks that we may be held liable for employee acts or omissions or system failures. As a result, such employee acts or omissions or system failures could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Relating to Strategic Transactions

We may be unable to successfully execute or effectively integrate acquisitions or joint ventures.

We expect acquisitions of businesses and assets, as well as joint ventures (or other strategic arrangements), to play a role in our future growth and our ability to build capabilities in our products and services. We cannot be certain that we will be able to identify attractive acquisition or joint venture targets, obtain financing for acquisitions on satisfactory terms, successfully acquire identified targets or form joint ventures, or manage the timing of acquisitions with capital obligations across our businesses.

Acquisitions and investments may involve significant cash expenditures, debt incurrences, equity issuances, operating losses and expenses. Acquisitions and investments may be dilutive to earnings. Acquisitions involve numerous other risks, including: the diversion of management attention to integration matters; difficulties in integrating operations and systems; challenges in conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures; difficulties in assimilating employees and in attracting and retaining key personnel; challenges in successfully integrating and operating businesses with different characteristics than our current core businesses; challenges in keeping existing customers and obtaining new customers; difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects; contingent liabilities (including contingent tax liabilities and earn-out obligations) that are larger than expected; and potential unknown liabilities, adverse consequences and unforeseen increased expenses associated with acquired companies.

The goodwill and intangible assets recorded with past acquisitions were significant and impairment of such assets could result in a material adverse impact on our financial condition and results of operations. Competition for acquisition opportunities may rise, thereby increasing our costs of making acquisitions or causing us to refrain from making further acquisitions.

Many of these factors are outside of our control, and any one of them could result in increased costs, decreased expected revenues and diversion of management time and energy, which could materially and adversely impact our business, financial condition and results of operations.

Risks associated with joint venture investments may adversely affect our business and financial results.

We have entered into several joint ventures and we may enter into additional joint ventures in the future. Our joint venture partners may at any time have economic, business or legal interests or goals that are inconsistent with our goals or with the goals of the joint venture. In addition, we may compete against our joint venture partners in certain of our other markets. Disagreements with our business partners may impede our ability to maximize the benefits of our partnerships. Our joint venture arrangements may require us, among other matters, to pay certain costs or to make certain capital investments or to seek our joint venture partner's consent to take certain actions. In addition, our joint venture partners may be unable or unwilling to meet their economic or other obligations under the operative documents, and we may be required to either fulfill those obligations alone to ensure the ongoing success of a joint venture or to dissolve and liquidate a joint venture. These risks could result in a material adverse effect on our business and financial results.

Divestitures of some of our businesses or product lines may materially adversely affect our financial condition, results of operations or cash flows.

We continually evaluate the performance and strategic fit of all of our businesses and may sell businesses or product lines. Divestitures involve risks, including difficulties in the separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, the disruption of our business, the potential loss of key employees and the retention of uncertain environmental or other contingent liabilities related to the divested business. Some divestitures may be dilutive to earnings. In addition, divestitures may result in significant asset impairment charges, including those related to goodwill and other intangible assets, which could have a material adverse effect on our financial condition and results of operations. In the event we are unable to successfully divest a business or product line, we may be forced to wind down such business or product line, which could materially and adversely affect our results of operations and financial condition. We cannot assure you that we will be successful in managing these or any other significant risks that we encounter in divesting a business or product line, and any divestiture we undertake could materially and adversely affect our business, financial condition, results of operations and cash flows, and may also result in a diversion of management attention, operational difficulties and losses.

Risks Related to Tax Matters

Future potential changes to the tax laws could adversely affect us and our affiliates.

Legislative and regulatory action may be taken in the U.S. and other jurisdictions in which we operate, which, if ultimately enacted, could override tax treaties upon which we rely, or broaden the circumstances under which we would be considered a U.S. resident, each of which could materially and adversely affect our effective tax rate. We cannot predict the outcome of any specific legislative or regulatory proposals and such changes could have a prospective or retroactive application. However, if proposals were enacted that had the effect of disregarding our incorporation in Ireland or limiting Johnson Controls International plc’s ability, as an Irish company, to take advantage of tax treaties with the U.S., we could be subject to increased taxation, potentially significant expense, and/or other adverse tax consequences.

The U.S. enacted the Inflation Reduction Act of 2022 (“IRA”) in August 2022, which, among other sections, creates a new book minimum tax of at least 15% of consolidated GAAP pre-tax income for corporations with average book income in excess of $1 billion. The book minimum tax will first apply to us in fiscal 2024. We do not expect the IRA to have a material impact on our effective tax rate, however, it is possible that the U.S. Congress could advance other tax legislation proposals in the future that could have a material impact on our tax rate. In addition, in October 2021, 136 out of 140 countries in the Organization for Economic Co-operation and Development ("OECD") Inclusive Framework on Base Erosion and Profit Shifting ("IF"), including Ireland, politically committed to potentially fundamental changes to the international corporate tax system, including the potential implementation of a global minimum corporate tax rate. While the details of these pronouncements remain unclear and timing of implementation uncertain, the impact of local country IF adoption could have a material impact on our effective tax rate. It is also possible that jurisdictions in which we do business could react to such IF developments unilaterally by enacting tax legislation that could adversely affect us or our affiliates. There is also general uncertainty regarding the tax policies of the jurisdictions where we operate, and if changes are enacted, there could be a resulting increase in our effective tax rate.

The Internal Revenue Service ("IRS") may not agree that we should be treated as a non-U.S. corporation for U.S. federal tax purposes.

Under current U.S. federal tax law, a corporation is generally considered to be a tax resident in the jurisdiction of its organization or incorporation. Because Johnson Controls International plc is an Irish incorporated entity, it would generally be classified as a non-U.S. corporation (and, therefore, a non-U.S. tax resident) under these rules. However, Section 7874 of the Code ("Section 7874") provides an exception to this general rule under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal tax purposes.

Under Section 7874, if (1) former Johnson Controls, Inc. shareholders owned (within the meaning of Section 7874) 80% or more (by vote or value) of our ordinary shares after the Merger by reason of holding Johnson Controls, Inc. common stock (such ownership percentage the "Section 7874 ownership percentage"), and (2) our "expanded affiliated group" did not have "substantial business activities" in Ireland ("the substantial business activities test"), we will be treated as a U.S. corporation for U.S. federal tax purposes. If the Section 7874 ownership percentage of the former Johnson Controls, Inc. shareholders after the Merger was less than 80% but at least 60%, and the substantial business activities test was not met, we and our U.S. affiliates (including the U.S. affiliates historically owned by Tyco) may, in some circumstances, be subject to certain adverse U.S. federal income tax rules (which, among other things, could limit their ability to utilize certain U.S. tax attributes to offset U.S. taxable income or gain resulting from certain transactions). The application of these rules could result in significant additional U.S. tax liability and limit our ability to restructure or access cash earned by certain of our non-U.S. subsidiaries, in each case, without incurring substantial U.S. tax liabilities.

Based on the terms of the Merger, the rules for determining share ownership under Section 7874 and certain factual assumptions, we believe that former Johnson Controls, Inc. shareholders owned (within the meaning of Section 7874) less than 60% (by both vote and value) of our ordinary shares after the Merger by reason of holding shares of Johnson Controls, Inc. common stock. Therefore, under current law, we believe that we should not be treated as a U.S. corporation for U.S. federal tax purposes and that Section 7874 should otherwise not apply to us or our affiliates as a result of the Merger.

However, the determination of the Section 7874 ownership percentage is complex and is subject to factual and legal uncertainties. Thus, there can be no assurance that the IRS will agree with the position that we should not be treated as a U.S. corporation for U.S. federal tax purposes or that Section 7874 does not otherwise apply as a result of the Merger.

Regardless of any application of Section 7874, we are treated as an Irish tax resident for Irish tax purposes. Consequently, if we were to be treated as a U.S. corporation for U.S. federal tax purposes under Section 7874, we could be liable for both U.S. and Irish taxes, which could have a material adverse effect on our financial condition and results of operations.

Changes to the U.S. model income tax treaty could adversely affect us.

On February 17, 2016, the U.S. Treasury released a revised U.S. model income tax convention (the "new model"), which is the baseline text used by the U.S. Treasury to negotiate tax treaties. If any or all of the modifications to the model treaty are adopted in the main jurisdictions in which we do business, they could, among other things, cause double taxation, increase audit risk and substantially increase our worldwide tax liability. We cannot predict the outcome of any specific modifications to the model treaty, and we cannot provide assurance that any such modifications will not apply to us.

Negative or unexpected tax consequences could adversely affect our results of operations.

Adverse changes in the underlying profitability and financial outlook of our operations in several jurisdictions could lead to additional changes in our valuation allowances against deferred tax assets and other tax reserves on our statement of financial position, and the future sale of certain businesses could potentially result in the reversal of outside basis differences that could adversely affect our results of operations and cash flows. Additionally, changes in tax laws in the U.S., Ireland or in other countries where we have significant operations could materially affect deferred tax assets and liabilities on our consolidated statements of financial position and our income tax provision in our consolidated statements of income.

We are also subject to tax audits by governmental authorities. Negative unexpected results from one or more such tax audits could adversely affect our results of operations.

Risks Relating to Our Jurisdiction of Incorporation

Irish law differs from the laws in effect in the U.S. and may afford less protection to holders of our securities.

It may not be possible to enforce court judgments obtained in the U.S. against us in Ireland based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. We have been advised that the U.S. currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland.

As an Irish company, Johnson Controls is governed by the Irish Companies Acts, which differ in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of Johnson Controls International plc securities may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the U.S.

Transfers of Johnson Controls ordinary shares may be subject to Irish stamp duty.

For the majority of transfers of Johnson Controls ordinary shares, there is no Irish stamp duty. However, Irish stamp duty is payable for certain share transfers. A transfer of Johnson Controls ordinary shares from a seller who holds shares beneficially (i.e., through the Depository Trust Company ("DTC")) to a buyer who holds the acquired shares beneficially is not subject to Irish stamp duty (unless the transfer involves a change in the nominee that is the record holder of the transferred shares). A transfer of Johnson Controls ordinary shares by a seller who holds shares directly (i.e., not through DTC) to any buyer, or by a seller who holds the shares beneficially to a buyer who holds the acquired shares directly, may be subject to Irish stamp duty (currently at the rate of 1% of the price paid or the market value of the shares acquired, if higher) payable by the buyer. A shareholder who directly holds shares may transfer those shares into his or her own broker account to be held through DTC without giving rise to Irish stamp duty provided that the shareholder has confirmed to Johnson Controls transfer agent that there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and, at the time of the transfer, there is no agreement in place for a sale of the shares.

We currently intend to pay, or cause one of our affiliates to pay, stamp duty in connection with share transfers made in the ordinary course of trading by a seller who holds shares directly to a buyer who holds the acquired shares beneficially. In other cases, Johnson Controls may, in its absolute discretion, pay or cause one of its affiliates to pay any stamp duty. Johnson Controls Memorandum and Articles of Association provide that, in the event of any such payment, Johnson Controls (i) may seek reimbursement from the buyer, (ii) may have a lien against the Johnson Controls ordinary shares acquired by such buyer and any dividends paid on such shares and (iii) may set-off the amount of the stamp duty against future dividends on such shares. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in Johnson Controls ordinary shares has been paid unless one or both of such parties is otherwise notified by Johnson Controls.

Dividends paid by us may be subject to Irish dividend withholding tax.

In certain circumstances, as an Irish tax resident company, we will be required to deduct Irish dividend withholding tax (currently at the rate of 25%) from dividends paid to our shareholders. Shareholders that are residents in the U.S., European Union countries (other than Ireland) or other countries with which Ireland has signed a tax treaty (whether the treaty has been ratified or not) generally should not be subject to Irish withholding tax so long as the shareholder has provided certain Irish dividend withholding tax forms. However, some shareholders may be subject to withholding tax, which could adversely affect the price of our ordinary shares.

Dividends received by you could be subject to Irish income tax.

Dividends paid in respect of Johnson Controls ordinary shares generally are not subject to Irish income tax where the beneficial owner of these dividends is exempt from dividend withholding tax, unless the beneficial owner of the dividend has some connection with Ireland other than his or her shareholding in Johnson Controls.

Johnson Controls shareholders who receive their dividends subject to Irish dividend withholding tax generally will have no further liability to Irish income tax on the dividend unless the beneficial owner of the dividend has some connection with Ireland other than his or her shareholding in Johnson Controls.

General Risk Factors

The potential insolvency or financial distress of third parties could adversely impact our business and results of operations.

We are exposed to the risk that third parties to various arrangements who owe us money or goods and services, or who purchase goods and services from us, will not be able to perform their obligations or continue to place orders due to insolvency or financial distress. If third parties fail to perform their obligations under arrangements with us, we may be forced to replace the underlying commitment at current or above market prices or on other terms that are less favorable to us. In such events, we may incur losses, or our results of operations, financial condition or liquidity could otherwise be adversely affected.

Risks related to our defined benefit retirement plans may adversely impact our results of operations and cash flow.

Significant changes in actual investment return on defined benefit plan assets, discount rates, mortality assumptions and other factors could adversely affect our results of operations and the amounts of contributions we must make to our defined benefit plans in future periods. Because we mark-to-market our defined benefit plan assets and liabilities on an annual basis, large non-cash gains or losses could be recorded in the fourth quarter of each fiscal year or when a remeasurement event occurs. Generally accepted accounting principles in the U.S. require that we calculate income or expense for the plans using actuarial valuations. These valuations reflect assumptions about financial markets and interest rates, which may change based on economic conditions. Funding requirements for our defined benefit plans are dependent upon, among other factors, interest rates, underlying asset returns and the impact of legislative or regulatory changes related to defined benefit funding obligations.

A downgrade in the ratings of our debt could restrict our ability to access the debt capital markets and increase our interest costs.

Unfavorable changes in the ratings that rating agencies assign to our debt may ultimately negatively impact our access to the debt capital markets and increase the costs we incur to borrow funds in the market or under our existing credit agreements. If ratings for our debt fall below investment grade, our access to the debt capital markets would become restricted and the price we pay to issue debt could increase. Historically, we have relied on our ability to issue commercial paper rather than to draw on our credit facility to support our daily operations, which means that a downgrade in our ratings or volatility in the financial markets causing limitations to the debt capital markets could have an adverse effect on our business or our ability to meet our liquidity needs.

Further, an increase in the level of our indebtedness may increase our vulnerability to adverse general economic and industry conditions and may affect our ability to obtain additional financing.

A variety of other factors could adversely affect the results of operations of our business.

Any of the following could materially and adversely impact the results of operations of our business: loss of, changes in, or failure to perform under guaranteed performance contracts with our major customers; cancellation of, or significant delays in, projects in our backlog; delays or difficulties in new product development; our ability to recognize the expected benefits of our restructuring actions, products and services that we are unable to pass on to the market; changes in energy costs or governmental regulations that would decrease the incentive for customers to update or improve their building control systems; and natural or man-made disasters or losses that impact our ability to deliver products and services to our customers.

ITEM 1B UNRESOLVED STAFF COMMENTS

The Company has no unresolved written comments regarding its periodic or current reports from the staff of the SEC.

ITEM 2 PROPERTIES

The Company has properties in over 60 countries throughout the world, with its world headquarters located in Cork, Ireland and its North American operational headquarters located in Milwaukee, Wisconsin USA. The Company's wholly- and majority-owned facilities primarily consist of manufacturing, sales and service offices, research and development facilities, monitoring centers, and assembly and/or warehouse centers. At September 30, 2022, these properties totaled approximately 40 million square feet of floor space of which 12 million square feet are owned and 28 million square feet are leased. The Company considers its facilities to be suitable for their current uses and adequate for current needs. The majority of the facilities are operating at normal levels based on capacity. The Company does not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities.

ITEM 3 LEGAL PROCEEDINGS

Gumm v. Molinaroli, et al.

On August 16, 2016, a putative class action lawsuit, Gumm v. Molinaroli, et al., Case No. 16-cv-1093, was filed in the United States District Court for the Eastern District of Wisconsin, naming Johnson Controls, Inc., the individual members of its board of directors at the time of the merger with the Company's merger subsidiary and certain of its officers, the Company and the Company's merger subsidiary as defendants. The complaint asserted various causes of action under the federal securities laws, state law and the Taxpayer Bill of Rights, including that the individual defendants allegedly breached their fiduciary duties and unjustly enriched themselves by structuring the merger among the Company, Tyco and the merger subsidiary in a manner that would result in a United States federal income tax realization event for the putative class of certain Johnson Controls, Inc. shareholders and allegedly result in certain benefits to the defendants, as well as related claims regarding alleged misstatements in the proxy statement/prospectus distributed to the Johnson Controls, Inc. shareholders, conversion and breach of contract. The complaint also asserted that Johnson Controls, Inc., the Company and the Company's merger subsidiary aided and abetted the individual defendants in their breach of fiduciary duties and unjust enrichment. The complaint seeks, among other things, disgorgement of profits and damages. On September 30, 2016, approximately one month after the closing of the merger, plaintiffs filed a preliminary injunction motion seeking, among other items, to compel Johnson Controls, Inc. to make certain intercompany payments that plaintiffs contend will impact the United States federal income tax consequences of the merger to the putative class of certain Johnson Controls, Inc. shareholders and to enjoin Johnson Controls, Inc. from reporting to the Internal Revenue Service the capital gains taxes payable by this putative class as a result of the closing of the merger. The court held a hearing on the preliminary injunction motion on January 4, 2017, and on January 25, 2017, the judge denied the plaintiffs' motion. Plaintiffs filed an amended complaint on February 15, 2017, and the Company filed a motion to dismiss on April 3, 2017. On October 17, 2019, the court heard oral arguments on the motion to dismiss and took the matter under advisement. On November 3, 2021, the court granted the Company's motion to dismiss the amended complaint. Plaintiffs appealed to the United States Court of Appeals for the Seventh Circuit. Briefing and oral argument has been completed. The court has yet to issue a ruling.

Refer to Note 21, "Commitments and Contingencies," of the notes to consolidated financial statements for discussion of environmental, asbestos, insurable liabilities and other litigation matters, which is incorporated by reference herein and is considered an integral part of Part I, Item 3, "Legal Proceedings."

ITEM 4 MINE SAFETY DISCLOSURES

Not applicable.

EXECUTIVE OFFICERS OF THE REGISTRANT

Pursuant to General Instruction G(3) of Form 10-K, the following list of executive officers of the Company as of November 15, 2022 is included as an unnumbered Item in Part I of this report in lieu of being included in the Company's Proxy Statement relating to the annual general meeting of shareholders to be held on March 8, 2023.

Tomas Brannemo, 51, has served as Vice President and President, Building Solutions, Europe, Middle East, Africa and Latin America since September 2019. He previously served as Senior Vice President and President, Water Infrastructure and Europe Commercial Team of Xylem Inc., a leading global water technology company. At Xylem, he also served as Senior Vice President and President, Transport and Treatment, from 2017 to 2019 and other roles from 2010 to 2017. Between 2006 and 2010, he held various marketing, sales and engineering positions at Volvo Construction Company.

Rodney Clark, 53, has served as the Company's Chief Commercial Officer since June 2022. Prior to joining Johnson Controls, Mr. Clark served in various management roles at Microsoft Corporation, a global technology company, including as Corporate Vice President, Global Channel Sales and Channel Chief, from March 2021 to May 2022, Corporate Vice President, IoT and Mixed Reality Sales, from August 2020 to March 2021, Vice President, IoT and Mixed Reality Sales, from 2017 to August 2020, General Manager, IoT from 2013 to 2017 and other positions of increasing responsibility from 1998 through 2013. Mr. Clark also serves as a director on the board of Entegris, Inc., a supplier of advanced materials and process solutions for the semiconductor and other high-technology industries.

John Donofrio, 60, has served as Executive Vice President and General Counsel of the Company since November 2017. He previously served as Vice President, General Counsel and Secretary of Mars, Incorporated, a global food manufacturer from October 2013 to November 2017. Before joining Mars in October 2013, Mr. Donofrio was Executive Vice President, General Counsel and Secretary for The Shaw Group Inc., a global engineering and construction company, from October 2009 until February 2013. Prior to joining Shaw, Mr. Donofrio was Senior Vice President, General Counsel and Chief Compliance Officer at Visteon Corporation, a global automotive supplier, a position he held from 2005 until October 2009. Mr. Donofrio has been a Director of FARO Technologies, Inc., a designer, developer, manufacturer and marketer of software driven, 3D measurement, imaging and realization systems, since 2008.

Michael J. Ellis, 66, has served as Executive Vice President and Chief Customer & Digital Officer since October 2019. From May 2018 to October 2019, he served as a Managing Director at Accenture, a global provider of professional services in strategy, consulting, digital, technology and operations. He previously served as Chairman and CEO of ForgeRock, a global digital security software company, from 2012 to 2018. Prior to joining ForgeRock, from 2008 to 2012, he held various senior executive roles at SAP SE, a global provider of enterprise software solutions. Previously, he also served as Chief Executive Officer of Univa, a leading innovator in enterprise-grade workload management and optimization solutions, and as Senior Vice President Business Development at i2 Technologies, a provider of supply chain solutions. Mr. Ellis also served as a director on the board of CBRE Acquisition Holdings Inc. from 2021 to 2022.

Olivier Leonetti, 57, has served as Chief Financial Officer since November 2020. Prior to joining Johnson Controls, Mr. Leonetti served as the Senior Vice President and Chief Financial Officer of Zebra Technologies, a provider of enterprise-level data capture and automatic identification solutions, a position he had held since November 2016. Prior to joining Zebra, Mr. Leonetti was the Executive Vice President and Chief Financial Officer of Western Digital, a provider of data infrastructure solutions from 2014 to 2016. Prior to joining Western Digital, Mr. Leonetti served as Vice President of Finance – Global Commercial Organization at Amgen, Inc. from 2011 to 2014. From 1997 to 2011, Mr. Leonetti served in various senior finance positions with increasing responsibility at Dell Inc., including most recently as Vice President of Finance. Prior to joining Dell Inc., Mr. Leonetti served in various worldwide finance capacities with Lex Rac Service plc and the Gillette Company. Mr. Leonetti also serves as a director on the board of Eaton Corporation plc, a provider of power management technologies and services.

Nathan Manning, 46, has served as Vice President and President, Building Solutions, North America since October 2020. He previously served as Vice President and General Manager, Field Operations, from March 2020 to October 2020 and Vice President and General Manager, HVAC and Controls Building Solutions North America, from January 2019 to March 2020. Prior to joining Johnson Controls, he served in various roles at General Electric, a diversified industrial and technology company, where he held the position of General Manager, Operational Excellence for General Electric's GE Power segment from August 2017 until December 2018 and the position of General Manager, Services of GE Energy Connections, a division of GE Power, from November 2015 until August 2017. Prior to joining General Electric, Mr. Manning served as Vice President, General Manager of Eaton Aerospace, a segment of Eaton Corporation plc, a provider of power management technologies and services, from February 2014 until November 2015. Prior to joining Eaton, Mr. Manning served in a number of roles with increasing responsibility in General Electric from his hire in January 2000, including as President and Chief Executive Officer of Aviage Systems, a joint venture between General Electric and Aviation Industry Corporation of China, from July 2012 until February 2014.

Daniel C. "Skip" McConeghy, 56, has served as Vice President, Chief Accounting and Tax Officer since June 2022. Mr. McConeghy previously served as Vice President, Global Tax since October 2020 and as interim Controller since February 2022. He also served as Vice President, Corporate Tax Planning, from July 2012 through October 2020. Prior to joining Johnson Controls, Mr. McConeghy was a Tax Partner at PricewaterhouseCoopers, from July 1999 through June 2012.

George R. Oliver, 63, has served as Chief Executive Officer and Chairman of the Board since September 2017. He previously served as our President and Chief Operating Officer following the completion of the merger of Johnson Controls and Tyco in September 2016. Prior to that, Mr. Oliver was Tyco's Chief Executive Officer, a position he held since September 2012. He joined Tyco in July 2006, and served as President of a number of operating segments from 2007 through 2011. Before joining Tyco, he served in operational leadership roles of increasing responsibility at several General Electric divisions. Mr. Oliver also serves as a director on the board of Raytheon Technologies, an aerospace and defense company.

Ganesh Ramaswamy, 54*,* has served as Vice President and President, Global Services for Johnson Controls since December 2019. From 2015 to 2019, Mr. Ramaswamy served in various executive leadership roles at Danaher Corporation, a diversified manufacturer of life sciences, diagnostics, and industrial products and services, including Senior Vice President, High Growth markets—Beckman Coulter, President, Videojet Technologies, and, most recently, as Danaher Vice President & Group Executive, Marking & Coding. From 2011 to 2015, Mr. Ramaswamy served in various executive roles at Pentax Medical, a provider of endoscopic imaging devices and solutions, including as President of Pentax Medical from 2013 to 2015. Earlier in his career, Mr. Ramaswamy served in various roles of increasing responsibility with the General Electric Company across product development, service operations, and general management. Mr. Ramaswamy also serves as a director on the board of PACCAR, a global manufacturer of heavy-duty and medium-duty trucks.

Anu Rathninde, 52, has served as Vice President and President, Building Solutions, Asia Pacific since May 2022. Prior to joining Johnson Controls, Mr. Rathninde served as President, Electrical Distribution Systems and Advanced Safety & User Experience, Asia Pacific at Aptiv plc, and mobility architecture company primarily serving the automotive sector, from November 2021 until May 2022 and as President, Electrical Distribution Systems from May 2016 until November 2021. Prior to joining Aptiv, Mr. Rathninde served as Vice President of the Automotive Products Group at Johnson Electric, manufacturer of electric motors, actuators, motion subsystems and related electro-mechanical components. Earlier in his career, Mr. Rathninde held progressive leadership positions at Aptiv in general management, engineering, business development, strategy and business planning.

Lei Zhang Schlitz, 56, was appointed Vice President and President, Global Products, in November 2022. Prior to joining Johnson Controls, Ms. Schlitz served as Executive Vice President, Automotive OEM of Illinois Tool Works Inc. ("ITW"), a global manufacturer of a diversified range of industrial products and equipment, from 2019 until October 2022. Prior to serving as Vice President, Automotive OEM, Ms. Schlitz served in various leadership roles at ITW, including Executive Vice President, ITW Food Equipment Segment, from September 2015 until January 2020, Group President, Global Ware-Wash and Refrigeration Businesses and Food Equipment Asia Pacific, from January 2014 until August 2015, Group President, Worldwide Refrigeration & Weigh Wrap Business, from May 2011 until December 2013 and as Vice President, ITW Technology Center from October 2008 until April 2011. Prior to joining ITW, Ms. Schlitz served in roles of increasing responsibility at Siemens Energy & Automation from September 2001 until September 2008 and General Electric from 1998 until September 2001. Ms. Schlitz serves on the Board of Directors for Archer Daniels Midland Company, a leader in human and animal nutrition and agricultural origination and processing.

Marlon Sullivan, 48, became Executive Vice President and Chief Human Resources Officer in September 2021. Prior to joining Johnson Controls, he served as the Senior Vice President of Human Resources at Delta Airlines from January 2021 to September 2021. Prior to joining Delta, Mr. Sullivan served in various human resources and talent development leadership roles at Abbott Laboratories from December 2007 through December 2020. Earlier in his career, Mr. Sullivan held a variety of human resources roles at The Home Depot.

There are no family relationships, as defined by the instructions to this item, among the Company's executive officers.

PART II

ITEM 5 MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The shares of the Company's ordinary shares are traded on the New York Stock Exchange under the symbol "JCI."

Title of Class	Number of Record Holders as of October 31, 2022
Ordinary Shares, $0.01 par value	29,935

In March 2021, the Company's Board of Directors approved a $4.0 billion increase to the Company's share repurchase authorization, adding to the $2.0 billion remaining as of December 31, 2020 under the prior share repurchase authorization approved in 2019. The share repurchase authorization does not have an expiration date and may be amended or terminated by the Board of Directors at any time without prior notice. During fiscal 2022, the Company repurchased approximately $1.4 billion of its ordinary shares on an open market. As of September 30, 2022, approximately $3.6 billion remains available under the share repurchase authorization.

The following table presents information regarding the repurchase of the Company's ordinary shares by the Company as part of the publicly announced program during the three months ended September 30, 2022.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Program	Approximate Dollar Value of Shares that May Yet be Purchased under the Programs
7/1/22 - 7/31/22				
Purchases by Company	278,285	$ 48.31	278,285	$ 3,614,400,337
8/1/22 - 8/31/22				
Purchases by Company	—	—	—	—
9/1/22 - 9/30/22				
Purchases by Company	—	—	—	—

During the three months ended September 30, 2022, acquisitions of shares by the Company from certain employees in order to satisfy employee tax withholding requirements in connection with the vesting of restricted shares were not material.

Equity compensation plan information is incorporated by reference from Part III, Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," of this document and should be considered an integral part of this Item 5.

The following information in Item 5 is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 ("Exchange Act") or to the liabilities of Section 18 of the Exchange Act, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except to the extent the Company specifically incorporates it by reference into such a filing.

The line graph below compares the cumulative total shareholder return on the Company's ordinary shares with the cumulative total return of companies on the Standard & Poor's ("S&P's") 500 Stock Index and the companies on the S&P 500 Industrials Index. This graph assumes the investment of $100 on September 30, 2017 and the reinvestment of all dividends since that date.

COMPANY/INDEX	Sep17	Sep18	Sep19	Sep20	Sep21	Sep22
Johnson Controls International plc	100.00	89.39	115.25	110.34	187.22	138.73
S&P 500 Industrials Index	100.00	111.16	112.66	114.12	147.15	123.75
S&P 500 Index	100.00	117.91	122.93	141.55	184.02	155.86


Total Return to Shareholders
Dollars
200.00
180.00
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
Sep-17
Sep-18
Sep-19
Sep-20
Sep-21
Sep-22
Johnson Controls International plc
S&P 500 Industrials Index
S&P 500 Index

ITEM 6 [RESERVED]

ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Johnson Controls International plc, headquartered in Cork, Ireland, is a global leader in smart, healthy and sustainable buildings, serving a wide range of customers in more than 150 countries. The Company's products, services, systems and solutions advance the safety, comfort and intelligence of spaces to serve people, places and the planet. The Company is committed to helping its customers win and creating greater value for all of its stakeholders through its strategic focus on buildings.

The Company is a global leader in engineering, manufacturing and commissioning building products and systems, including residential and commercial HVAC equipment, industrial refrigeration systems, controls, security systems, fire-detection systems and fire-suppression solutions. The Company further serves customers by providing technical services, including maintenance, management, repair, retrofit and replacement of equipment (in the HVAC, industrial refrigeration, security and fire-protection space), energy-management consulting and data-driven "smart building" services and solutions. The Company partners with customers by leveraging its broad product portfolio and digital capabilities, including its OpenBlue platform, together with its direct channel service and solutions capabilities, to deliver outcome-based solutions across the lifecycle of a building that address customers' needs to improve energy efficiency, enhance security, create healthy environments and reduce greenhouse gas emissions.

The Company's fiscal year ends on September 30. Unless otherwise stated, references to years in this report relate to fiscal years rather than calendar years. This discussion summarizes the significant factors affecting the consolidated operating results, financial condition and liquidity of the Company for the year ended September 30, 2022. This discussion should be read in conjunction with Item 8, the consolidated financial statements and the notes to consolidated financial statements. A detailed discussion of the 2021 to 2020 year-over-year changes are not included herein and can be found in the Management's Discussion and Analysis section in the Company's 2021 Annual Report on Form 10-K filed November 15, 2021 under the heading "Fiscal year 2021 compared to fiscal year 2020" which is incorporated herein by reference.

Macroeconomic Trends

Much of the demand for installation of the Company's products and solutions is driven by commercial and residential construction and industrial facility expansion and maintenance projects. Commercial and residential construction projects are heavily dependent on general economic conditions, localized demand for commercial and residential real estate and availability of credit. Positive or negative fluctuations in commercial and residential construction, industrial facility expansion and maintenance projects and other capital investments in buildings could have a corresponding impact on the Company's financial condition, results of operations and cash flows.

As a result of the Company's global presence, a significant portion of its revenues and expenses is denominated in currencies other than the U.S. dollar. The Company is therefore subject to non-U.S. currency risks and non-U.S. exchange exposure. While the Company employs financial instruments to hedge some of its transactional foreign exchange exposure, these activities do not insulate it completely from those exposures. In addition, the currency exposure from the translation of non-U.S. dollar functional currency subsidiaries are not able to be hedged. Exchange rates can be volatile and a substantial weakening or strengthening of foreign currencies against the U.S. dollar could increase or reduce the Company's profit margin, respectively, and impact the comparability of results from period to period. During fiscal 2022, revenue and profits were adversely impacted due to the significant strengthening of the U.S. dollar against foreign currencies. The continued strength of the U.S. dollar could continue to adversely impact the Company's results.

The Company continues to observe trends demonstrating increased interest and demand for its products and services that enable smart, safe, efficient and sustainable buildings. This demand is driven in part by government tax incentives, building performance standards and other regulations designed to limit emissions and combat climate change. In particular, legislative and regulatory initiatives such as the U.S. Climate Smart Buildings Imitative, U.S. Inflection Reduction Act and EU Energy Performance of Buildings Directive include provisions designed to fund and encourage investment in decarbonization and digital technologies for buildings. This demand is supplemented by an increase in commitments in both the public and private sectors to reduce emissions and/or achieve net zero emissions. The Company seeks to capitalize on these trends to drive growth by developing and delivering technologies and solutions to create smart, sustainable and healthy buildings. The Company is investing in new digital and product capabilities, including its OpenBlue platform, to enable it to deliver sustainable, high-efficiency products and tailored services to enable customers to achieve their sustainability goals. The Company is leveraging its install base, together with data-driven products and services to offer outcome-based solutions to customers with a focus on generating accelerated growth in services and recurring revenue.

The Company has experienced, and expects to continue to experience, increased input material cost inflation and component shortages, as well as disruptions and delays in its supply chain, as a result of global macroeconomic trends, including increased global demand, the conflict between Russia and Ukraine, government-mandated actions in response to COVID-19, particularly in China, and labor shortages. Actions taken by the Company to mitigate supply chain disruptions and inflation, including expanding and redistributing its supplier network, supplier financing, price increases and productivity improvements, have generally been successful in offsetting some, but not all, of the impact of these trends. The collective impact of these trends has been to positively impact revenue due to increased demand and price increases to offset inflation, while negatively impacting margins due to supply chain disruptions and cost pressures. The Company has also experienced delays in converting its backlog due to continued supply chain disruptions, negatively impacting both revenues and margins. Although the Company has experienced recent improvement in its supply chain, the Company expects that these trends will continue to impact its results into fiscal 2023. Therefore, the Company could experience further disruptions, shortages and cost increases in the future, the effect of which will depend on the Company's ability to successfully mitigate and offset the impact of these events.

During the second quarter of fiscal 2022, the Company suspended its operations in Russia in response to the conflict between Russia and Ukraine. Although this decision has not had and is not expected to have a material impact on the Company's operating results, the broader consequences of this conflict, including heightened supply chain disruption, inflation, economic instability and other factors have and could continue to adversely impact the Company's results of operations.

Impact of COVID-19 Pandemic

The COVID-19 pandemic continues to impact aspects of the Company's operations and results. During fiscal 2022, the Company's facilities generally operated at normal levels, however, the Company has experienced some disruptions to its business in China due to government-mandated lockdowns in several major cities.

The Company has experienced increases in demand as governments have distributed vaccines and lifted COVID-19-related restrictions, leading to increases in retrofit activity and commercial building construction. As a result of the pandemic, the Company has seen an increase in demand for its products and solutions that promote building health and optimize customers' infrastructure.

However, the Company continues to be influenced by COVID-19-related trends impacting site access and the labor force, which have and may continue to negatively impact the Company's revenues and margins. Challenges in reaching sufficient vaccination levels and the introduction of new variants of COVID-19 have caused some governments to extend or reinstitute lockdowns and similar restrictive measures, which, in some cases, have limited the Company's ability to access customer sites to install and maintain its products and deliver services. In addition, the Company has experienced and continues to experience labor shortages at certain facilities as the Company expands its production capacity to meet increased customer demand. Although the Company is mitigating these shortages through focused recruitment efforts and competitive compensation packages, the Company could continue to experience such shortages in the future.

The extent to which the COVID-19 pandemic continues to impact the Company's results of operations and financial condition will depend on future developments that are highly uncertain and cannot be predicted. See Part I, Item 1A, of this Annual Report on Form 10-K for an additional discussion of risks related to COVID-19.

Restructuring and Cost Optimization Initiatives

To better align its resources with its growth strategies and reduce the cost structure of its global operations in certain underlying markets, the Company commits to restructuring plans as necessary. In fiscal 2021, the Company announced its plans to optimize its cost structure through broad-based SG&A actions focused on simplification, standardization and centralization, with the intent to deliver annualized savings of $300 million by fiscal 2023 (the "2021 Plan"). Additionally, the Company announced cost of sales actions to drive $250 million in annual run rate savings by fiscal 2023. The Company believes it is on track to deliver and exceed the productivity savings by fiscal 2023. For more information on the Company's restructuring plans, see "Liquidity and Capital Resources—Restructuring."

FISCAL YEAR 2022 COMPARED TO FISCAL YEAR 2021

Net Sales

	Year Ended September 30,		
(in millions)	2022	2021	Change
Net sales	$ 25,299	$ 23,668	7%

The increase in net sales was due to higher organic sales ($2,033 million), incremental sales from acquisitions ($356 million) and the impact of prior year nonrecurring purchase accounting adjustments ($6 million), partially offset by the unfavorable impact of foreign currency translation ($741 million) and lower sales due to business divestitures ($23 million). Excluding the impact of foreign currency translation, business acquisitions and divestitures and nonrecurring adjustments, consolidated net sales increased 9% as compared to the prior year, attributable to higher volumes and increased pricing in response to inflation pressures. Refer to the "Segment Analysis" below within Item 7 for a discussion of net sales by segment.

Cost of Sales / Gross Profit

	Year Ended September 30,		
(in millions)	2022	2021	Change
Cost of sales	$ 16,956	$ 15,609	9%
Gross profit	8,343	8,059	4%
% of sales	33.0%	34.1%	

Cost of sales and gross profit both increased and gross profit as a percentage of sales decreased by 110 basis points. Gross profit increased due to organic sales growth and business acquisitions, partially offset by the unfavorable impact of foreign currency translation ($229 million), supply chain inefficiencies, price/cost pressures and the unfavorable year-over-year impact of net pension mark-to-market adjustments ($121 million). Gross profit as a percentage of sales decreased as the benefit of volume leverage was more than offset by supply chain inefficiencies and price/cost pressures. Refer to the "Segment Analysis" below within Item 7 for a discussion of segment earnings before interest, taxes and amortization ("EBITA").

Selling, General and Administrative Expenses

	Year Ended September 30,		
(in millions)	2022	2021	Change
Selling, general and administrative expenses	$ 5,945	$ 5,258	13%
% of sales	23.5%	22.2%	

Selling, general and administrative expenses ("SG&A") increased by $687 million, and SG&A as a percentage of sales increased by 130 basis points. The increase in SG&A on a percentage basis was primarily due to the current year environmental remediation charge and related reserves ($255 million), the unfavorable year-over-year impact of net mark-to-market adjustments on pension plans ($154 million), the unfavorable year-over-year impact of net mark-to-market adjustments on restricted asbestos investments ($93 million), the absence of certain one-time cost mitigation actions and current year business acquisitions, partially offset by a favorable earn-out liability adjustment ($43 million) and favorable foreign currency translation ($141 million). Refer to the "Segment Analysis" below within Item 7 for a discussion of segment EBITA.

Restructuring and Impairment Costs

	Year Ended September 30,		
(in millions)	2022	2021	Change
Restructuring and impairment costs	$ 721	$ 242	*

* Measure not meaningful

Restructuring and impairment costs in fiscal 2022 included $419 million impairment costs related to businesses classified as held-for-sale, $75 million impairment of goodwill attributable to the Silent-Aire reporting unit, $45 million impairment of long-lived assets in the Building Solutions Asia Pacific segment reclassified from held for sale and $182 million in severance, long-lived asset impairments and other costs associated with the 2021 Plan. All of the fiscal 2021 restructuring and impairment costs were related to the 2021 Plan.

Refer to "Note 3, "Assets and Liabilities Held for Sale & Discontinued Operations," Note 8, "Goodwill and Other Intangible Assets," and Note 17, "Significant Restructuring and Impairment Costs," of the notes to consolidated financial statements for further disclosure related to the Company's restructuring plans and impairment costs.

Net Financing Charges

(in millions)	Year Ended September 30, 2022	2021	Change
Net financing charges	$ 213	$ 206	3%

Refer to Note 10, "Debt and Financing Arrangements," of the notes to consolidated financial statements for further disclosure related to the Company's net financing charges.

Equity Income

(in millions)	Year Ended September 30, 2022	2021	Change
Equity income	$ 246	$ 261	-6%

The decrease in equity income was primarily due to lower income at certain partially-owned affiliates of the Johnson Controls - Hitachi joint venture and at certain partially-owned affiliates within the Building Solutions North America segment. Refer to the "Segment Analysis" below within Item 7 for a discussion of segment EBITA.

Income Tax Provision

(in millions)	Year Ended September 30, 2022	2021	Change
Income tax provision (benefit)	$ (13)	$ 868	*
Effective tax rate	(1)%	33%	

* Measure not meaningful

The statutory tax rate in Ireland of 12.5% is being used as a comparison since the Company is domiciled in Ireland.

For fiscal 2022, the effective tax rate for continuing operations was (1)% and was lower than the statutory tax rate primarily due to tax reserve adjustments as the result of expired statute of limitations for certain tax years and the benefits of continuing global tax planning initiatives, partially offset by the income tax effects of impairment and restructuring charges, valuation allowance adjustments, the establishment of a deferred tax liability on the outside basis difference of the Company's investment in certain subsidiaries as a result of the planned divestitures and tax rate differentials.

For fiscal 2021, the effective tax rate for continuing operations was 33% and was higher than the statutory tax rate primarily due to the tax impacts of an intercompany transfer of certain of the Company’s intellectual property rights, valuation allowance adjustments, the income tax effects of mark-to-market adjustments and tax rate differentials, partially offset by the benefits of continuing global tax planning initiatives.

The fiscal 2022 effective tax rate decreased as compared to fiscal 2021 primarily due to the income tax effects of mark-to-market adjustments, tax reserve adjustments as the result of expired statute of limitations for certain tax years and the benefits of continuing global tax planning initiatives, partially offset by valuation allowance adjustments, the establishment of a deferred tax liability on the outside basis difference of the Company's investment in certain subsidiaries as a result of the planned divestitures, impairment and restructuring charges and tax rate differentials. Refer to Note 18, "Income Taxes," of the notes to consolidated financial statements for further details.

The U.S. enacted the Inflation Reduction Act of 2022 (“IRA”) in August 2022, which, among other sections, creates a new book minimum tax of at least 15% of consolidated GAAP pre-tax income for corporations with average book income in excess of $1 billion. The book minimum tax will first apply to us in fiscal 2024. We do not expect the IRA to have a material impact on our effective tax rate. In addition, in October 2021, 136 out of 140 countries in the Organization for Economic Co-operation and Development ("OECD") Inclusive Framework on Base Erosion and Profit Shifting ("IF"), including Ireland, politically committed to potentially fundamental changes to the international corporate tax system, including the potential implementation of a global minimum corporate tax rate. While the details of these pronouncements presently remain unclear and timing of implementation uncertain, the impact of local country IF adoption could have a material impact on the Company's effective tax rate in future periods. It is also possible that jurisdictions in which the Company does business could react to such IF developments unilaterally by enacting tax legislation that could adversely affect the Company or its affiliates.

Income From Discontinued Operations, Net of Tax

	Year Ended September 30,		
(in millions)	2022	2021	Change
Income from discontinued operations, net of tax	$ —	$ 124	*

* Measure not meaningful

Refer to Note 3, "Assets and Liabilities Held for Sale & Discontinued Operations," of the notes to consolidated financial statements for further information.

Income Attributable to Noncontrolling Interests

	Year Ended September 30,		
(in millions)	2022	2021	Change
Income from continuing operations attributable to noncontrolling interests	$ 191	$ 233	-18%

The decrease in income from continuing operations attributable to noncontrolling interests was primarily due to lower net income at certain partially-owned affiliates of the Johnson Controls - Hitachi joint venture.

Net Income Attributable to Johnson Controls

	Year Ended September 30,		
(in millions)	2022	2021	Change
Net income attributable to Johnson Controls	$ 1,532	$ 1,637	-6%

The decrease in net income attributable to Johnson Controls was primarily due to higher SG&A, higher restructuring and impairment costs and the non-recurrence of prior year income from discontinued operations, partially offset by lower income tax provision and higher gross profit. Diluted earnings per share attributable to Johnson Controls was $2.19 for the year ended September 30, 2022 compared to $2.27 for the year ended September 30, 2021.

Comprehensive Income Attributable to Johnson Controls

	Year Ended September 30,		
(in millions)	2022	2021	Change
Comprehensive income attributable to Johnson Controls	$ 1,055	$ 1,979	-47%

The decrease in comprehensive income attributable to Johnson Controls was due to a decrease in other comprehensive income attributable to Johnson Controls ($819 million) resulting primarily from foreign currency translation adjustments and lower net income attributable to Johnson Controls ($105 million). The year-over-year unfavorable foreign currency translation adjustments were primarily driven by the weakening of the British pound, euro and Canadian dollar in the current year compared to strengthening of the British pound, Canadian dollar and Mexican peso against the U.S. dollar in the prior year.

SEGMENT ANALYSIS

Management evaluates the performance of its business units based primarily on segment EBITA, which represents income from continuing operations before income taxes and noncontrolling interests, excluding general corporate expenses, intangible asset amortization, net financing charges, restructuring and impairment costs, and net mark-to-market adjustments related to pension and postretirement plans and restricted asbestos investments.

Effective October 1, 2021, the Company's marine businesses previously included in the Building Solutions Asia Pacific and Global Products reportable segments are now part of the Building Solutions EMEA/LA reportable segment. Historical information has been re-cast to present the comparative periods on a consistent basis. This change was not material to the segment presentation. Refer to Note 19, “Segment Information,” of the notes to the consolidated financial statements for further information.

Beginning on October 1, 2021, the Company began reporting certain retrofit projects in the Building Solutions EMEA/LA and Building Solutions Asia Pacific segments as products and systems revenue on a prospective basis as they have evolved to be more aligned with other install offerings.

	Net Sales for the Year Ended September 30,			Segment EBITA for the Year Ended September 30,		
(in millions)	2022	2021	Change	2022	2021	Change
Building Solutions North America	$ 9,367	$ 8,685	8%	$ 1,122	$ 1,204	-7%
Building Solutions EMEA/LA	3,845	3,884	-1%	358	401	-11%
Building Solutions Asia Pacific	2,714	2,616	4%	332	344	-3%
Global Products	9,373	8,483	10%	1,594	1,436	11%
	$ 25,299	$ 23,668	7%	$ 3,406	$ 3,385	1%

Net Sales:

- The increase in Building Solutions North America was due to higher volumes and prices ($672 million) and incremental sales related to business acquisitions ($22 million), partially offset by the unfavorable impact of foreign currency translation ($12 million). The sales increase was led by strong growth in the HVAC & Controls platform.

- The decrease in Building Solutions EMEA/LA was due to the unfavorable impact of foreign currency translation ($269 million) and business divestitures ($22 million), partially offset by higher volumes and prices ($214 million) and incremental sales related to business acquisitions ($38 million). Excluding the impacts of foreign currency translation and business acquisitions and divestitures, sales increased, driven by growth in the Fire & Security platforms and the HVAC & Controls platform. By region, strong growth in Europe and single digit growth in Latin America was partially offset by growth decline in the Middle East.

- The increase in Building Solutions Asia Pacific was due to the net impact of higher prices and lower volumes ($178 million) and incremental sales related to business acquisitions ($42 million), partially offset by the unfavorable impact of foreign currency translation ($121 million) and business divestitures ($1 million). The increase in sales was led by strong demand for HVAC & Controls and Industrial Refrigeration equipment. By region, the sales growth was driven by sales in China.

- The increase in Global Products was due to higher volumes and prices ($975 million) and incremental sales related to business acquisitions ($254 million), partially offset by the unfavorable impact of foreign currency translation ($339 million). Sales growth was driven by broad-based demand for Commercial and Residential HVAC and Fire & Security products and strong price realization.

Segment EBITA:

- The decrease in Building Solutions North America was primarily due to lower absorption related to supply chain disruptions and labor constraints and the unfavorable impact of foreign currency translations, partially offset by productivity savings.

- The decrease in Building Solutions EMEA/LA was primarily due to supply chain disruptions, the suspension of operations in Russia ($11 million), and the unfavorable impact of foreign currency translation ($29 million), partially offset by favorable price/cost and productivity savings.

- The decrease in Building Solutions Asia Pacific was primarily due to supply chain disruptions, unfavorable mix and the unfavorable impact of foreign currency translation ($23 million), partially offset by favorable price/cost and productivity savings.

- The increase in Global Products was primarily due to favorable volumes and mix, productivity savings and a favorable earn-out liability adjustment ($43 million), partially offset by the current year environmental remediation charge ($222 million), the unfavorable impact of foreign currency translation ($37 million) and lower equity income driven primarily by certain partially-owned affiliates of the Johnson Controls - Hitachi joint venture ($13 million).

LIQUIDITY AND CAPITAL RESOURCES

Working Capital

	September 30,		
(in millions)	2022	2021	Change
Current assets	$ 11,685	$ 9,998	
Current liabilities	(11,239)	(9,098)	
	446	900	-50%
Less: Cash and cash equivalents	(2,031)	(1,336)	
Add: Short-term debt	669	8	
Add: Current portion of long-term debt	865	226	
Less: Current assets held for sale	(387)	—	
Add: Current liabilities held for sale	236	—	
Working capital (as defined)	$ (202)	$ (202)	—%
Accounts receivable - net	$ 5,528	$ 5,613	-2%
Inventories	2,510	2,057	22%
Accounts payable	4,241	3,746	13%

- The Company defines working capital as current assets less current liabilities, excluding cash and cash equivalents, short-term debt, the current portion of long-term debt, and current assets and liabilities held for sale. Management believes that this measure of working capital, which excludes financing-related items and businesses to be divested, provides a more useful measurement of the Company's operating performance.

- Working capital at September 30, 2022 remained consistent as compared to September 30, 2021 as an increase in inventory due to supply chain disruptions was offset by an increase in accounts payable.

- The Company's days sales in accounts receivable at September 30, 2022 were 51, a decrease from 58 at September 30, 2021, primarily due to collection efforts and increased use of receivables factoring programs. There has been no significant adverse change in the level of overdue receivables or significant changes in revenue recognition methods.

- The Company's inventory turns for the year ended September 30, 2022 were lower than the comparable period ended September 30, 2021 primarily due to supply chain disruptions.

- Days in accounts payable at September 30, 2022 were 85 days, higher from 76 days for the comparable period ended September 30, 2021, primarily due to timing of payments.

Cash Flows From Continuing Operations

	Year Ended September 30,	
(in millions)	2022	2021
Cash provided by operating activities	$ 1,990	$ 2,551
Cash used by investing activities	(693)	(1,090)
Cash used by financing activities	(516)	(2,131)

- The decrease in cash provided by operating activities was primarily due to the unfavorable impacts driven by supply chain disruptions. This resulted in increases in inventory and higher unbilled receivables due to shipment delays, which were partially offset by the benefit of receivables factoring activity and an increase in accounts payable due to timing of payments.

- The decrease in cash used by investing activities was primarily due to lower cash payments made for acquisitions.

- The increase in cash provided by financing activities was primarily due to higher short-term and long-term debt borrowings.

Capitalization

	September 30,		
(in millions)	2022	2021	Change
Short-term debt	$ 669	$ 8	
Current portion of long-term debt	865	226	
Long-term debt	7,426	7,506	
Total debt	8,960	7,740	16%
Less: Cash and cash equivalents	2,031	1,336	
Total net debt	6,929	6,404	8%
Shareholders' equity attributable to Johnson Controls	16,268	17,562	-7%
Total capitalization	$ 23,197	$ 23,966	-3%
Total net debt as a % of total capitalization	29.9%	26.7%	

- Net debt and net debt as a percentage of total capitalization are non-GAAP financial measures. The Company believes the percentage of total net debt to total capitalization is useful to understanding the Company's financial condition as it provides a view of the extent to which the Company relies on external debt financing for its funding and is a measure of risk to its shareholders.

- The Company's material cash requirements primarily consist of working capital requirements, repayments of long-term debt and related interest, operating leases, dividends, capital expenditures, potential acquisitions and share repurchases.

- Refer to Note 10, "Debt and Financing Arrangements," of the notes to consolidated financial statements for additional information on debt obligations and maturities. Interest payable on long-term debt is $253 million in the twelve months following September 30, 2022 and $3.5 billion thereafter.

- Refer to Note 9, "Leases," of the notes to consolidated financial statements for additional information on lease obligations and maturities.

- As of September 30, 2022, purchase obligations are $1.5 billion payable in the next twelve months and $284 million payable thereafter. These purchase obligations represent commitments under enforceable and legally binding agreements, and do not represent the entire anticipated purchases in the future.

- As of September 30, 2022, the Company expects to contribute $41 million and $193 million to the global pension and postretirement plans in the next twelve months and thereafter, respectively.

- As of September 30, 2022, approximately $3.6 billion remains available under the Company's share repurchase authorization, which does not have an expiration date and may be amended or terminated by the Board of Directors at any time without prior notice. The Company expects to repurchase outstanding shares from time to time depending on market conditions, alternate uses of capital, liquidity and economic environment.

- The Company declared dividends of $1.39 per share in fiscal 2022 and intends to continue paying quarterly dividends in fiscal 2023.

- The Company believes its capital resources and liquidity position at September 30, 2022 are adequate to meet projected needs. The Company believes requirements for working capital, capital expenditures, dividends, stock repurchases, minimum pension contributions, debt maturities and any potential acquisitions in fiscal 2023 will continue to be funded from operations, supplemented by short- and long-term borrowings, if required. The Company currently manages its short-term debt position in the U.S. and euro commercial paper markets and bank loan markets. In the event the Company is unable to issue commercial paper, it would have the ability to draw on its $2.5 billion revolving credit facility which expires in December 2024 or its $0.5 billion 364-day revolving credit facility which expires in December 2022. There were no draws on the revolving credit facilities as of September 30, 2022 and 2021. The Company estimates that as of September 30, 2022, it could borrow up to $2.0 billion based on average borrowing levels during fiscal 2022 on committed credit lines. The Company maintains a shelf registration statement with the SEC under which it may issue additional debt securities, ordinary shares, preferred shares, depository shares, warrants purchase contracts and units that may be offered in one or more offerings on terms to be determined at the time of the offering. The Company anticipates that the proceeds of any offering would be used for general corporate purposes, including repayment of indebtedness, acquisitions, additions to working capital, repurchases of ordinary shares, dividends, capital expenditures and investments in the Company's subsidiaries. In addition, the Company held cash and cash equivalents of $2.0 billion as of September 30, 2022. As such, the Company believes it has sufficient financial resources to fund operations and meet its obligations for the foreseeable future.

- The Company's ability to access the global capital markets and the related cost of financing is dependent upon, among other factors, the Company's credit ratings. As of September 30, 2022, the Company's credit ratings and outlook were as follows:

Rating Agency	Short-Term Rating	Long-Term Rating	Outlook
S&P	A-2	BBB+	Stable
Moody's	P-2	Baa2	Stable

The security ratings set forth above are issued by unaffiliated third party rating agencies and are not a recommendation to buy, sell or hold securities. The ratings may be subject to revision or withdrawal by the assigning rating organization at any time.

- The Company entered into the following new or modified debt arrangements in fiscal 2022:

  - In November 2021, the Company entered into a €200 million ($196 million as of September 30, 2022) bank term loan which had an interest rate of EURIBOR plus 0.5% and was due and paid in October 2022.

  - In March 2022, the Company entered into two bank term loans totaling €285 million ($280 million as of September 30, 2022) which both have an interest rate of EURIBOR plus 0.5% and are due in March 2023.

  - In September 2022, the Company and its wholly owned subsidiary, TFSCA issued €600 million ($589 million as of September 30, 2022) of bonds with an interest rate of 3.0%, which are due in September 2028 and $400 million of bonds with an interest rate of 4.9%, which are due in December 2032.

  - In September 2022, the Company repaid a ¥25 billion ($181 million) term loan and entered into a ¥30 billion ($208 million as of September 30, 2022) term loan which is due in September 2027. Both the original and the new debt have an interest rate of LIBOR plus 0.4%.

- Financial covenants in the Company's revolving credit facilities requires a minimum consolidated shareholders’ equity attributable to Johnson Controls of at least $3.5 billion at all times. The revolving credit facility also limits the amount of debt secured by liens that may be incurred to a maximum aggregated amount of 10% of consolidated shareholders’ equity attributable to Johnson Controls for liens and pledges. For purposes of calculating these covenants, consolidated shareholders’ equity attributable to Johnson Controls is calculated without giving effect to (i) the application of ASC 715-60, "Defined Benefit Plans - Other Postretirement," or (ii) the cumulative foreign currency translation adjustment. As of September 30, 2022, the Company was in compliance with all financial covenants set forth in its credit agreements and the indentures governing its outstanding notes, and expects to remain in compliance for the foreseeable future. None of the Company’s debt agreements limit access to stated borrowing levels or require accelerated repayment in the event of a decrease in the Company's credit rating.

- The Company earns a significant amount of its income outside of the parent company. Outside basis differences in these subsidiaries are deemed to be permanently reinvested except in limited circumstances. However, in fiscal 2022, the Company recorded income tax expense related to a change in its assertion over the outside basis differences of its investment in certain subsidiaries as a result of the planned divestitures. The Company currently does not intend nor foresee a need to repatriate undistributed earnings included in the outside basis differences other than in tax efficient manners. The Company's intent is to reduce basis differences only when it would be tax efficient. The Company expects existing U.S. cash and liquidity to continue to be sufficient to fund the Company's U.S. operating activities and cash commitments for investing and financing activities for at least the next twelve months and thereafter for the foreseeable future. In the U.S., should the Company require more capital than is generated by its operations, the Company could elect to raise capital in the U.S. through debt or equity issuances. The Company has borrowed funds in the U.S. and continues to have the ability to borrow funds in the U.S. at reasonable interest rates. In addition, the Company expects existing non-U.S. cash, cash equivalents, short-term investments and cash flows from operations to continue to be sufficient to fund the Company's non-U.S. operating activities and cash commitments for investing activities, such as material capital expenditures, for at least the next twelve months and thereafter for the foreseeable future. Should the Company require more capital at the Luxembourg and Ireland holding and financing entities, other than amounts that can be provided in tax efficient methods, the Company could also elect to raise capital through debt or equity issuances. These alternatives could result in increased interest expense or other dilution of the Company's earnings.

- The Company may from time to time purchase its outstanding debt through open market purchases, privately negotiated transactions or otherwise. Purchases or retirement of debt, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Restructuring

To better align its resources with its growth strategies and reduce the cost structure of its global operations in certain underlying markets, the Company commits to restructuring plans as necessary. Restructuring plans generally result in charges for workforce reductions, plant closures, asset impairments and other related costs which are reported as restructuring and impairment costs in the Company's consolidated statements of income. The Company expects the restructuring actions to reduce cost of sales and SG&A due to reduced employee-related costs, depreciation and amortization expense.

In fiscal 2021, the Company announced plans to optimize its cost structure through broad-based SG&A actions focused on simplification, standardization and centralization, with the intent to deliver annualized savings of $300 million by fiscal 2023. Additionally, the Company announced cost of sales actions intended to drive $250 million in annual run rate savings by fiscal 2023. The one-time pre-tax costs associated with these actions were originally expected to be approximately $385 million across all segments and at Corporate through fiscal 2023. The Company has incurred and exceeded these costs during fiscal 2022 due to certain restructuring actions and expenses planned for fiscal 2023 being accelerated into fiscal 2022, which also resulted in incremental savings. During the year ended September 30, 2022, the Company recorded $182 million and in total, the Company has recorded $424 million of costs resulting from the 2021 restructuring plan, which is the total amount expected to be incurred for this restructuring plan. The Company has outstanding restructuring reserves of $82 million at September 30, 2022, all of which is expected to be paid in cash.

Co-Issued Securities: Summarized Financial Information

The following information is provided in compliance with Rule 13-01 of Regulation S-X under the Securities Exchange Act of 1934 with respect to the (i) $625 million aggregate principal amount of 1.750% Senior Notes due 2030 (the "2030 Notes"), (ii) €500 million aggregate principal amount of 0.375% Senior Notes due 2027 (the "2027 Notes"), (iii) €500 million aggregate principal amount of 1.000% Senior Notes due 2032 (the "2032 Notes"), (iv) $500 million aggregate principal amount of 2.000% Sustainability-Linked Senior Notes due 2031 (the "2031 Notes"), (v) €600 million aggregate principal amount of 3.000% Senior Notes due 2028 (the "2028 Notes") and (vi) $400 million aggregate principal amount of 4.900% Senior Notes due 2032 (the "2032 Notes 2" and together with the 2032 Notes, the 2030 Notes, the 2028 Notes and the 2027 Notes, the "Notes"), each issued by Johnson Controls International plc ("Parent Company") and TFSCA, a corporate partnership limited by shares (*société en commandite par actions*) incorporated and organized under the laws of the Grand Duchy of Luxembourg ("Luxembourg"). Refer to Note 10, "Debt and Financing Arrangements," of the notes to consolidated financial statements for additional information.

TFSCA is a wholly-owned consolidated subsidiary of the Company that is 99.996% owned directly by the Parent Company and 0.004% owned by TFSCA's sole general partner and manager, Tyco Fire & Security S.à r.l., which is itself wholly-owned by the Company. The Notes are the Parent Company's and TFSCA's unsecured, unsubordinated obligations. The Parent Company is incorporated and organized under the laws of Ireland and TFSCA is incorporated and organized under the laws of Luxembourg. The bankruptcy, insolvency, administrative, debtor relief and other laws of Luxembourg or Ireland, as applicable, may be materially different from, or in conflict with, those of the United States, including in the areas of rights of creditors, priority of governmental and other creditors, ability to obtain post-petition interest and duration of the proceeding. The application of these laws, or any conflict among them, could adversely affect noteholders' ability to enforce their rights under the Notes in those jurisdictions or limit any amounts that they may receive.

The following tables set forth summarized financial information of the Parent Company and TFSCA (collectively, the "Obligor Group") on a combined basis after intercompany transactions have been eliminated, including adjustments to remove the receivable and payable balances, investment in, and equity in earnings from, those subsidiaries of the Parent Company other than TFSCA (collectively, the "Non-Obligor Subsidiaries").

The following table presents summarized income statement information for the year ended September 30, 2022 (in millions):

	September 30, 2022
Net sales	$ —
Gross profit	—
Loss from continuing operations	(268)
Net loss	(268)
Income attributable to noncontrolling interests	—
Net loss attributable to the entity	(268)

Excluded from the table above are the intercompany transactions between the Obligor Group and Non-Obligor Subsidiaries as follows (in millions):

	September 30, 2022
Net sales	$ —
Gross profit	—
Income from continuing operations	92
Net income	92
Income attributable to noncontrolling interests	—
Net income attributable to the entity	92

The following table presents summarized balance sheet information (in millions):

	September 30, 2022
Current assets	$ 1,231
Noncurrent assets	243
Current liabilities	5,463
Noncurrent liabilities	7,176
Noncontrolling interests	—

Excluded from the table above are the intercompany balances between the Obligor Group and Non-Obligor Subsidiaries as follows (in millions):

	September 30, 2022
Current assets	$ 455
Noncurrent assets	2,952
Current liabilities	2,538
Noncurrent liabilities	6,228
Noncontrolling interests	—

The same accounting policies as described in Note 1, "Summary of Significant Accounting Policies," of the notes to consolidated financial statements are used by the Parent Company and each of its subsidiaries in connection with the summarized financial information presented above.

CRITICAL ACCOUNTING ESTIMATES

The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). This requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. The following estimates are considered by management to be the most critical to the understanding of the Company's consolidated financial statements as they require significant judgments that could materially impact the Company's results of operations, financial position and cash flows.

Revenue Recognition

The Company recognizes revenue from certain long-term contracts on an over time basis, with progress towards completion measured using a cost-to-cost input method based on the relationship between actual costs incurred and total estimated costs at completion. Total estimated costs at completion are based primarily on estimated purchase contract terms, historical performance trends and other economic projections. Factors that may result in a change to these estimates include unforeseen engineering problems, construction delays, cost inflation, the performance of subcontractors and major material suppliers, and weather conditions. As a result, changes to the original estimates may be required during the life of the contract. Such estimates are reviewed monthly and any adjustments to the measure of completion are recognized as adjustments to sales and gross profit using the cumulative catch-up method. Estimated losses are recorded when identified.

For agreements with multiple performance obligations, the Company allocates the transaction price of the contract to each performance obligation using the best estimate of the standalone selling price of each distinct good or service in the contract. In order to estimate relative selling price, market data and transfer price studies are utilized. If the standalone selling price is not directly observable, the Company estimates the standalone selling price using an adjusted market assessment approach or expected cost plus margin approach.

The Company considers the contractual consideration payable by the customer and assesses variable consideration that may affect the total transaction price, including discounts, rebates, refunds, credits or other similar sources of variable consideration, when determining the transaction price of each contract. The Company includes variable consideration in the estimated transaction price when it is probable that significant reversal of revenue recognized would not occur when the uncertainty associated with variable consideration is subsequently resolved. These estimates are based on the amount of consideration that the Company expects to be entitled to.

Goodwill and Indefinite-Lived Intangible Assets

The Company reviews goodwill for impairment annually as of July 31 or more frequently if events or changes in circumstances indicate the asset might be impaired. The Company performs impairment reviews for its reporting units, which have been determined to be the Company's reportable segments or one level below the reportable segments in certain instances, using a fair value method based on management's judgments and assumptions or third party valuations. The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. In estimating the fair value, the Company uses the multiples of earnings approach based on the average of published multiples of earnings of comparable entities with similar operations and economic characteristics that are applied to the Company's average of historical and future financial results. In certain instances, the Company uses discounted cash flow analyses or estimated sales price to further support the fair value estimates. The assumptions included in the impairment tests require judgment, and changes to these inputs could impact the results of the calculations. The key assumptions used in the impairment tests were management's projections of future cash flows, weighted-average cost of capital and long-term growth rates. Although the Company's cash flow forecasts are based on assumptions that are considered reasonable by management and consistent with the plans and estimates management is using to operate the underlying businesses, there are significant judgments in determining the expected future cash flows attributable to a reporting unit.

During its fiscal 2022 annual impairment test, the Company determined that its Silent-Aire reporting unit's goodwill was impaired by $75 million. No other reporting unit was determined to be at risk of failing the goodwill impairment test.

Indefinite-lived intangible assets are also subject to at least annual impairment testing. Indefinite-lived intangible assets primarily consist of trademarks and trade names and are tested for impairment using a relief-from-royalty method. A considerable amount of management judgment and assumptions are required in performing the impairment tests. The key assumptions used in the impairment tests were long-term revenue growth projections, weighted-average cost of capital, the royalty rate and general industry, market and macro-economic conditions.

The Company continuously monitors for events and circumstances that could negatively impact the key assumptions in determining fair value. While the Company believes the judgments and assumptions used in the goodwill and indefinite-lived intangible impairment tests are reasonable, different assumptions or changes in general industry, market and macro-economic conditions could change the estimated fair values and, therefore, future impairment charges could be required, which could be material to the consolidated financial statements.

Refer to Note 8, "Goodwill and other Intangible Assets," of the notes to consolidated financial statements for information regarding the results of goodwill and indefinite-lived intangible assets impairment testing performed in fiscal 2022 and 2021.

Pension Plans

The Company provides a range of benefits to its employees and retired employees, including pensions. Plan assets and obligations are measured annually, or more frequently if there is a significant remeasurement event, based on the Company’s measurement date utilizing various actuarial assumptions such as discount rates, assumed rates of return and compensation increases as of that date. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when appropriate.

The Company utilizes a mark-to-market approach for recognizing pension expenses, including measuring the market related value of plan assets at fair value and recognizing actuarial gains and losses in the fourth quarter of each fiscal year or at the date of a remeasurement event. Refer to Note 16, "Retirement Plans," of the notes to consolidated financial statements for disclosure of the Company's pension plans.

U.S. GAAP requires that companies recognize in the statement of financial position a liability for plans that are underfunded or unfunded, or an asset for plans that are over funded. U.S. GAAP also requires that companies measure the benefit obligations and fair value of plan assets that determine a benefit plan’s funded status as of the date of the employer’s fiscal year end.

The Company considers the expected benefit payments on a plan-by-plan basis when setting assumed discount rates. As a result, the Company uses different discount rates for each plan depending on the plan jurisdiction, the demographics of participants and the expected timing of benefit payments. For the U.S. pension plans, the Company uses a discount rate provided by an independent third party calculated based on an appropriate mix of high quality bonds. For the non-U.S. pension plans, the Company consistently uses the relevant country specific benchmark indices for determining the various discount rates. The Company’s weighted average discount rate on U.S. pension plans was 5.08% and 2.50% at September 30, 2022 and 2021, respectively. The Company’s weighted average discount rate on non-U.S. pension plans was 4.36% and 1.80% at September 30, 2022 and 2021, respectively.

In estimating the expected return on plan assets, the Company considers the historical returns on plan assets, adjusted for forward-looking considerations, inflation assumptions and the impact of the active management of the plans’ invested assets. Reflecting the relatively long-term nature of the plans’ obligations, approximately 19% of the plans’ assets are invested in equity securities and 66% in fixed income securities, with the remainder primarily invested in alternative investments. For the years ended September 30, 2022 and 2021, the Company’s expected long-term return on U.S. pension plan assets used to determine net periodic benefit cost was 7.00% and 6.50%, respectively. The actual rate of return on U.S. pension plans was below 7.00% in fiscal 2022 and above 6.50% in fiscal 2021. For the years ended September 30, 2022 and 2021, the Company’s weighted average expected long-term return on non-U.S. pension plan assets was 3.70% and 4.90%, respectively. The actual rate of return on non-U.S. pension plans was below 3.70% in fiscal 2022 and above 4.90% in fiscal 2021.

Beginning in fiscal 2023, the Company believes the long-term rate of return will approximate 8.25% for U.S. pension plans and 3.70% for non-U.S. pension plans. Any differences between actual investment results and the expected long-term asset returns will be reflected in net periodic benefit costs in the fourth quarter of each fiscal year or at the date of a significant remeasurement event. If the Company’s actual returns on plan assets are less than the Company’s expectations, additional contributions may be required.

In fiscal 2022, total employer contributions to the defined benefit pension plans were $93 million, none of which were voluntary contributions made by the Company. The Company expects to contribute approximately $38 million in cash to its defined benefit pension plans in fiscal 2023.

Based on information provided by its independent actuaries and other relevant sources, the Company believes that the assumptions used are reasonable; however, changes in these assumptions could impact the Company’s financial position, results of operations or cash flows.

Mark-to-market adjustments represent actuarial gains (losses) arising from changes in actuarial assumptions and actuarial experiences different from those assumed that are used to value the plan assets and the benefit obligations. The primary factors contributing to actuarial gains (losses) are changes in the discount rate used to value benefit obligations and the difference between expected and actual returns on plan assets. Mark-to-market adjustments are highly volatile and are difficult to forecast. Refer to Note 16, "Retirement Plans," of the notes to consolidated financial statements for further details.

The following chart illustrates the estimated increases (decreases) in projected benefit obligation and future ongoing pension expense, which excludes any potential mark-to-market adjustments, assuming an increase of 25 basis points in the key assumptions for the Company's pension plans (in millions):

	Pension Benefits			
	U.S. Plans		Non-U.S. Plans	
	Change in Projected Benefit Obligation	Change in Ongoing Pension Expense	Change in Projected Benefit Obligation	Change in Ongoing Pension Expense
Discount rate	$ (31)	$ 3	$ (39)	$ 1
Expected return on plan assets	—	(4)	—	(3)

Loss Contingencies

Accruals are recorded for various contingencies including legal proceedings, environmental matters, self-insurance and other claims that arise in the normal course of business. The accruals are based on judgment, the probability of losses and, where applicable, the consideration of opinions of internal and/or external legal counsel and actuarially determined estimates. Additionally, the Company records receivables from third party insurers when recovery has been determined to be probable.

The Company is subject to laws and regulations relating to protecting the environment. It is difficult to estimate the Company's ultimate level of liability at many remediation sites due to the large number of other parties that may be involved, the complexity of determining the relative liability among those parties, the uncertainty as to the nature and scope of the investigations and remediation to be conducted, the uncertainty in the application of law and risk assessment, the various choices and costs associated with diverse technologies that may be used in corrective actions at the sites, and the often quite lengthy periods over which eventual remediation may occur. It is possible that technological, regulatory or enforcement developments, the results of additional environmental studies or other factors could change the Company's expectations with respect to future charges and cash outlays, and such changes could be material to the Company's future results of operations, financial condition or cash flows. Nevertheless, the Company does not currently believe that any claims, penalties or costs in addition to the amounts accrued will have a material adverse effect on the Company's financial position, results of operations or cash flows. The Company provides for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated. During fiscal 2022, the Company increased its accrual for environmental remediation liabilities by $228 million. Refer to Note 21, "Commitments and Contingencies," of the notes to consolidated financial statements.

The Company records liabilities for its workers' compensation, product, general and auto liabilities. The determination of these liabilities and related expenses is dependent on claims experience. For most of these liabilities, claims incurred but not yet reported are estimated by utilizing actuarial valuations based upon historical claims experience. The Company records receivables from third party insurers when recovery has been determined to be probable. The Company maintains captive insurance companies to manage its insurable liabilities.

Asbestos-Related Contingencies and Insurance Receivables

The Company and certain of its subsidiaries along with numerous other companies are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. The Company's estimate of the liability and corresponding insurance recovery for pending and future claims and defense costs is based on the Company's historical claim experience, and estimates of the number and resolution cost of potential future claims that may be filed and is discounted to present value from 2068 (which is the Company's reasonable best estimate of the actuarially determined time period through which asbestos-related claims will be filed against Company affiliates). Estimated asbestos-related defense costs are included in the asbestos liability. The Company's legal strategy for resolving claims also impacts these estimates. The Company considers various trends and developments in evaluating the period of time (the look-back period) over which historical claim and settlement experience is used to estimate and value claims reasonably projected to be made through 2068. Annually, the Company assesses the sufficiency of its estimated liability for pending and future claims and defense costs by evaluating actual experience regarding claims filed, settled and dismissed, and amounts paid in settlements. In addition to claims and settlement experience, the Company considers additional quantitative and qualitative factors such as changes in legislation, the legal environment, and the Company's defense strategy. The Company also evaluates the recoverability of its insurance receivable on an annual basis. The Company evaluates all of these factors and determines whether a change in the estimate of its liability for pending and future claims and defense costs or insurance receivable is warranted.

In connection with the recognition of liabilities for asbestos-related matters, the Company records asbestos-related insurance recoveries that are probable. The Company's estimate of asbestos-related insurance recoveries represents estimated amounts due to the Company for previously paid and settled claims and the probable reimbursements relating to its estimated liability for pending and future claims discounted to present value. In determining the amount of insurance recoverable, the Company considers available insurance, allocation methodologies, solvency and creditworthiness of the insurers. Refer to Note 21, "Commitments and Contingencies," of the notes to consolidated financial statements for a discussion on management's judgments applied in the recognition and measurement of asbestos-related assets and liabilities.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and other loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company records a valuation allowance that primarily represents non-U.S. operating and other loss carryforwards for which realization is uncertain. Management judgment is required in determining the Company’s provision for income taxes, deferred tax assets and liabilities, and the valuation allowance recorded against the Company’s net deferred tax assets.

The Company reviews the realizability of its deferred tax assets and related valuation allowances on a quarterly basis, or whenever events or changes in circumstances indicate that a review is required. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or consolidated group recording the net deferred tax asset are considered, along with any other positive or negative evidence. Since future financial results may differ from previous estimates, periodic adjustments to the Company’s valuation allowances may be necessary. At September 30, 2022, the Company had a valuation allowance of $6.0 billion for continuing operations, of which $5.5 billion relates to net operating loss carryforwards primarily in France, Germany, Ireland, Luxembourg, Mexico, Spain, United Kingdom and the U.S. for which sustainable taxable income has not been demonstrated; and $0.5 billion for other deferred tax assets.

The Company’s federal income tax returns and certain non-U.S. income tax returns for various fiscal years remain under various stages of audit by the IRS and respective non-U.S. tax authorities. Although the outcome of tax audits is always uncertain, management believes that it has appropriate support for the positions taken on its tax returns and that its annual tax provisions included amounts sufficient to pay assessments, if any, which may be proposed by the taxing authorities. At September 30, 2022, the Company had recorded a liability of $2.5 billion for its best estimate of the probable loss on certain of its tax positions, the majority of which is included in other noncurrent liabilities in the consolidated statements of financial position. Nonetheless, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year.

The Company does not generally provide additional U.S. or non-U.S. income taxes on outside basis differences of consolidated subsidiaries included in shareholders’ equity attributable to Johnson Controls International plc, except in limited circumstances including anticipated taxation on planned divestitures. The reduction of the outside basis differences via the sale or liquidation of these subsidiaries and/or distributions could create taxable income. The Company’s intent is to reduce the outside basis differences only when it would be tax efficient. Refer to "Capitalization" within the "Liquidity and Capital Resources" section for discussion of U.S. and non-U.S. cash projections.

Refer to Note 18, "Income Taxes," of the notes to consolidated financial statements for the Company's income tax disclosures.

NEW ACCOUNTING PRONOUNCEMENTS

Refer to the "New Accounting Pronouncements" section within Note 1, "Summary of Significant Accounting Policies," of the notes to consolidated financial statements.

RISK MANAGEMENT

The Company selectively uses derivative instruments to reduce market risk associated with changes in foreign currency, commodities, stock-based compensation and interest rates. All hedging transactions are authorized and executed pursuant to clearly defined policies and procedures, which strictly prohibit the use of financial instruments for speculative purposes. At the inception of the hedge, the Company assesses the effectiveness of the hedge instrument and designates the hedge instrument as either (1) a hedge of a recognized asset or liability or of a recognized firm commitment (a fair value hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to an unrecognized asset or liability (a cash flow hedge) or (3) a hedge of a net investment in a non-U.S. operation (a net investment hedge). The Company performs hedge effectiveness testing on an ongoing basis depending on the type of hedging instrument used. All other derivatives not designated as hedging instruments under ASC 815, "Derivatives and Hedging," are revalued in the consolidated statements of income.

For all foreign currency derivative instruments designated as cash flow hedges, retrospective effectiveness is tested on a monthly basis using a cumulative dollar offset test. The fair value of the hedged exposures and the fair value of the hedge instruments are revalued, and the ratio of the cumulative sum of the periodic changes in the value of the hedge instruments to the cumulative sum of the periodic changes in the value of the hedge is calculated. The hedge is deemed as highly effective if the ratio is between 80% and 125%. For commodity derivative contracts designated as cash flow hedges, effectiveness is tested using a regression calculation. Ineffectiveness is minimal as the Company aligns most of the critical terms of its derivatives with the supply contracts.

For net investment hedges, the Company assesses its net investment positions in the non-U.S. operations and compares it with the outstanding net investment hedges on a quarterly basis. The hedge is deemed effective if the aggregate outstanding principal of the hedge instruments designated as the net investment hedge in a non-U.S. operation does not exceed the Company’s net investment positions in the respective non-U.S. operation.

Equity swaps and any other derivative instruments not designated as hedging instruments under ASC 815 require no assessment of effectiveness.

A discussion of the Company’s accounting policies for derivative financial instruments is included in Note 1, "Summary of Significant Accounting Policies," of the notes to consolidated financial statements, and further disclosure relating to derivatives and hedging activities is included in Note 11, "Derivative Instruments and Hedging Activities," and Note 12, "Fair Value Measurements," of the notes to consolidated financial statements.

Foreign Exchange

The Company has manufacturing, sales and distribution facilities around the world and thus makes investments and enters into transactions denominated in various foreign currencies. In order to maintain strict control and achieve the benefits of the Company’s global diversification, foreign exchange exposures for each currency are netted internally so that only its net foreign exchange exposures are, as appropriate, hedged with financial instruments.

The Company hedges 70% to 90% of the nominal amount of each of its known foreign exchange transactional exposures. The Company primarily enters into foreign currency exchange contracts to reduce the earnings and cash flow impact of the variation of non-functional currency denominated receivables and payables. Gains and losses resulting from hedging instruments offset the foreign exchange gains or losses on the underlying assets and liabilities being hedged. The maturities of the forward exchange contracts generally coincide with the settlement dates of the related transactions. Realized and unrealized gains and losses on these contracts are recognized in the same period as gains and losses on the hedged items. The Company also selectively hedges anticipated transactions that are subject to foreign exchange exposure, primarily with foreign currency exchange contracts, which are designated as cash flow hedges in accordance with ASC 815.

The Company has entered into foreign currency denominated debt obligations to selectively hedge portions of its net investment in non-U.S. subsidiaries. The currency effects of debt obligations are reflected in the accumulated other comprehensive income ("AOCI") account within shareholders’ equity attributable to Johnson Controls ordinary shareholders where they offset gains and losses recorded on the Company’s net investments globally.

At September 30, 2022 and 2021, the Company estimates that an unfavorable 10% change in the exchange rates would have decreased net unrealized gains by approximately $133 million and $213 million, respectively.

Interest Rates

Substantially all of the Company's outstanding debt has fixed interest rates, and, therefore, any fluctuation in market interest rates is not expected to have a material effect on the Company's results of operations. A 20 basis point increase/decrease in the average interest rate on the Company's variable rate debt would have an immaterial impact on interest expense.

Commodities

The Company uses commodity hedge contracts in the financial derivatives market in cases where commodity price risk cannot be naturally offset or hedged through supply base fixed price contracts. Commodity risks are systematically managed pursuant to policy guidelines. As a cash flow hedge, gains and losses resulting from the hedging instruments offset the gains or losses on purchases of the underlying commodities that will be used in the business. The maturities of the commodity hedge contracts coincide with the expected purchase of the commodities.

ENVIRONMENTAL, HEALTH AND SAFETY AND OTHER MATTERS

The Company’s global operations are governed by environmental laws and worker safety laws. Under various circumstances, these laws impose civil and criminal penalties and fines, as well as injunctive and remedial relief, for noncompliance and require remediation at sites where Company-related substances have been released into the environment.

The Company has expended substantial resources globally, both financial and managerial, to comply with applicable environmental laws and worker safety laws and to protect the environment and workers. The Company believes it is in substantial compliance with such laws and maintains procedures designed to foster and ensure compliance. However, the Company has been, and in the future may become, the subject of formal or informal enforcement actions or proceedings regarding noncompliance with such laws or the remediation of Company-related substances released into the environment. Such matters typically are resolved with regulatory authorities through commitments to compliance, abatement or remediation programs and in some cases payment of penalties. Historically, neither such commitments nor penalties imposed on the Company have been material.

Refer to Note 21, "Commitments and Contingencies," of the notes to consolidated financial statements for additional information.

ITEM 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See "Risk Management" included in Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations.

ITEM 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Johnson Controls International plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Johnson Controls International plc and its subsidiaries (the "Company") as of September 30, 2022 and 2021, and the related consolidated statements of income, of comprehensive income, of shareholders' equity, and of cash flows for each of the three years in the period ended September 30, 2022, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of September 30, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for leases as of October 1, 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Uncertain Tax Positions

As described in Note 18 to the consolidated financial statements, the Company has recorded liabilities for uncertain tax positions totaling $2,537 million, primarily as a non-current liability, as of September 30, 2022. The Company is subject to income taxes in the U.S. and numerous non-U.S. jurisdictions. Judgment is required by management in determining the Company's worldwide provision for income taxes and recording the related income tax assets and liabilities. In the ordinary course of the Company's business, there are many transactions and calculations where the ultimate tax determination is uncertain. As disclosed by management, a liability for the best estimate of the probable loss on certain of the Company's tax positions has been recorded by management. The Company's income tax filings for various fiscal years remain under various stages of audit by the IRS and respective non-U.S. tax authorities. The amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year.

The principal considerations for our determination that performing procedures relating to uncertain tax positions is a critical audit matter are (i) the significant judgment by management in identifying and recording the estimated probable loss for each uncertain tax position; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate the identification and accurate measurement of uncertain tax positions, (iii) the evaluation of audit evidence available to support the tax liabilities for uncertain tax positions is complex and resulted in significant auditor judgment as the nature of the evidence is often highly subjective, and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of uncertain tax positions, including controls over the identification and estimate of probable loss for uncertain tax positions. These procedures also included, among others (i) for a sample of uncertain tax positions by jurisdiction, testing the information used in the calculation of the estimate of probable loss and testing the calculation of the estimate of probable loss; (ii) testing the completeness of management's assessment of the identification of uncertain tax positions; and (iii) evaluating the status and results of income tax audits with the relevant tax authorities, as applicable. Professionals with specialized skill and knowledge were used to assist in the evaluation of the completeness and measurement of the Company's uncertain tax positions, including evaluating the reasonableness of management's assessment of whether tax positions are more-likely-than-not of being sustained and the amount of potential benefit to be realized, and the application of relevant tax laws.

/s/ PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
November 15, 2022

We have served as the Company's auditor since 1957.

Johnson Controls International plc
Consolidated Statements of Income

(in millions, except per share data)	Year Ended September 30, 2022	2021	2020
Net sales			
Products and systems	$ 19,274	$ 17,202	$ 16,253
Services	6,025	6,466	6,064
	25,299	23,668	22,317
Cost of sales			
Products and systems	13,533	11,848	11,401
Services	3,423	3,761	3,505
	16,956	15,609	14,906
Gross profit	8,343	8,059	7,411
Selling, general and administrative expenses	(5,945)	(5,258)	(5,665)
Restructuring and impairment costs	(721)	(242)	(783)
Net financing charges	(213)	(206)	(231)
Equity income	246	261	171
Income from continuing operations before income taxes	1,710	2,614	903
Income tax provision (benefit)	(13)	868	108
Income from continuing operations	1,723	1,746	795
Income from discontinued operations, net of tax (Note 3)	—	124	—
Net income	1,723	1,870	795
Income from continuing operations attributable to noncontrolling interests	191	233	164
Net income attributable to Johnson Controls	$ 1,532	$ 1,637	$ 631
Amounts attributable to Johnson Controls ordinary shareholders:			
Income from continuing operations	$ 1,532	$ 1,513	$ 631
Income from discontinued operations	—	124	—
Net income	$ 1,532	$ 1,637	$ 631
Basic earnings per share attributable to Johnson Controls			
Continuing operations	$ 2.20	$ 2.11	$ 0.84
Discontinued operations	—	0.17	—
Net income	$ 2.20	$ 2.28	$ 0.84
Diluted earnings per share attributable to Johnson Controls			
Continuing operations	$ 2.19	$ 2.10	$ 0.84
Discontinued operations	—	0.17	—
Net income	$ 2.19	$ 2.27	$ 0.84

The accompanying notes are an integral part of the consolidated financial statements.

Johnson Controls International plc
Consolidated Statements of Comprehensive Income

(in millions)	Year Ended September 30, 2022	2021	2020
Net income	$ 1,723	$ 1,870	$ 795
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	(603)	376	25
Realized and unrealized gains (losses) on derivatives	7	(18)	8
Pension and postretirement plans	(3)	4	8
Other comprehensive income (loss)	(599)	362	41
Total comprehensive income	1,124	2,232	836
Comprehensive income attributable to noncontrolling interests:			
Net income	191	233	164
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	(123)	19	18
Realized and unrealized gains on derivatives	1	1	4
Other comprehensive income (loss)	(122)	20	22
Comprehensive income attributable to noncontrolling interests	69	253	186
Comprehensive income attributable to Johnson Controls	$ 1,055	$ 1,979	$ 650

The accompanying notes are an integral part of the consolidated financial statements.

Johnson Controls International plc
Consolidated Statements of Financial Position

(in millions, except par value and share data)	September 30, 2022	September 30, 2021
Assets		
Cash and cash equivalents	$ 2,031	$ 1,336
Accounts receivable - net	5,528	5,613
Inventories	2,510	2,057
Current assets held for sale	387	—
Other current assets	1,229	992
Current assets	11,685	9,998
Property, plant and equipment - net	3,042	3,228
Goodwill	17,328	18,335
Other intangible assets - net	4,641	5,549
Investments in partially-owned affiliates	963	1,066
Noncurrent assets held for sale	751	156
Other noncurrent assets	3,748	3,558
Total assets	$ 42,158	$ 41,890
Liabilities and Equity		
Short-term debt	$ 669	$ 8
Current portion of long-term debt	865	226
Accounts payable	4,241	3,746
Accrued compensation and benefits	978	1,008
Deferred revenue	1,768	1,637
Current liabilities held for sale	236	—
Other current liabilities	2,482	2,473
Current liabilities	11,239	9,098
Long-term debt	7,426	7,506
Pension and postretirement benefit obligations	358	628
Noncurrent liabilities held for sale	62	—
Other noncurrent liabilities	5,671	5,905
Noncurrent liabilities	13,517	14,039
Commitments and contingencies (Note 21)		
Ordinary shares (par value $0.01; 2.0 billion shares authorized; shares issued: 2022 - 717,726,243; 2021 - 737,090,363)	7	7
Ordinary A shares (par value €1.00; 40,000 shares authorized, none outstanding as of September 30, 2022 and 2021)	—	—
Preferred shares (par value $0.01; 200,000,000 shares authorized, none outstanding as of September 30, 2022 and 2021)	—	—
Ordinary shares held in treasury, at cost (shares held: 2022 - 29,029,475; 2021 - 28,356,889)	(1,203)	(1,152)
Capital in excess of par value	17,224	17,116
Retained earnings	1,151	2,025
Accumulated other comprehensive loss	(911)	(434)
Shareholders' equity attributable to Johnson Controls	16,268	17,562
Noncontrolling interests	1,134	1,191
Total equity	17,402	18,753
Total liabilities and equity	$ 42,158	$ 41,890

The accompanying notes are an integral part of the consolidated financial statements.

Johnson Controls International plc
Consolidated Statements of Cash Flows

(in millions)	Year Ended September 30, 2022	2021	2020
Operating Activities of Continuing Operations			
Net income from continuing operations attributable to Johnson Controls	$ 1,532	$ 1,513	$ 631
Income from continuing operations attributable to noncontrolling interests	191	233	164
Net income from continuing operations	1,723	1,746	795
Adjustments to reconcile net income from continuing operations to cash provided by operating activities:			
Depreciation and amortization	830	845	822
Pension and postretirement benefit expense (income)	(216)	(551)	118
Pension and postretirement contributions	(96)	(68)	(61)
Equity in earnings of partially-owned affiliates, net of dividends received	30	(117)	(36)
Deferred income taxes	(141)	36	(537)
Non-cash restructuring and impairment charges	555	98	582
Equity-based compensation expense	102	76	74
Other - net	(58)	(85)	(90)
Changes in assets and liabilities, excluding acquisitions and divestitures:			
Accounts receivable	(427)	(143)	534
Inventories	(773)	(219)	45
Other assets	(362)	(164)	(52)
Restructuring reserves	(7)	(44)	(29)
Accounts payable and accrued liabilities	1,270	813	(717)
Accrued income taxes	(440)	328	1,031
Cash provided by operating activities from continuing operations	1,990	2,551	2,479
Investing Activities of Continuing Operations			
Capital expenditures	(592)	(552)	(443)
Sale of property, plant and equipment	127	124	127
Acquisition of businesses, net of cash acquired	(269)	(725)	(77)
Business divestitures, net of cash divested	16	19	135
Other - net	25	44	—
Cash used by investing activities from continuing operations	(693)	(1,090)	(258)
Financing Activities of Continuing Operations			
Increase (decrease) in short-term debt - net	923	(17)	(33)
Increase in long-term debt	1,227	496	1,804
Repayment of long-term debt	(184)	(507)	(1,386)
Stock repurchases and retirements	(1,441)	(1,307)	(2,204)
Payment of cash dividends	(916)	(762)	(790)
Proceeds from the exercise of stock options	17	178	75
Dividends paid to noncontrolling interests	(121)	(142)	(114)
Employee equity-based compensation withholding taxes	(51)	(33)	(34)
Cash paid to acquire a noncontrolling interest	(1)	(14)	(132)
Other - net	31	(23)	(10)
Cash used by financing activities from continuing operations	(516)	(2,131)	(2,824)
Discontinued Operations			
Cash used by operating activities	(4)	(64)	(260)
Cash used by financing activities	—	—	(113)
Cash used by discontinued operations	(4)	(64)	(373)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(53)	116	115
Increase (decrease) in cash, cash equivalents and restricted cash	724	(618)	(861)
Cash, cash equivalents and restricted cash at beginning of period	1,342	1,960	2,821
Cash, cash equivalents and restricted cash at end of period	2,066	1,342	1,960
Less: Restricted cash	35	6	9
Cash and cash equivalents at end of period	$ 2,031	$ 1,336	$ 1,951

The accompanying notes are an integral part of the consolidated financial statements.

Johnson Controls International plc
Consolidated Statements of Shareholders' Equity

(in millions)	Year Ended September 30, 2022	2021	2020
Shareholders' Equity Attributable to Johnson Controls			
Beginning Balance	$ 17,562	$ 17,447	$ 19,766
Ordinary Shares			
Beginning balance	7	8	8
Repurchases and retirements of ordinary shares	—	(1)	—
Ending balance	7	7	8
Ordinary Shares Held in Treasury, at Cost			
Beginning balance	(1,152)	(1,119)	(1,086)
Employee equity-based compensation withholding taxes	(51)	(33)	(33)
Ending balance	(1,203)	(1,152)	(1,119)
Capital in Excess of Par Value			
Beginning balance	17,116	16,865	16,812
Change in noncontrolling interest share	—	(8)	(83)
Share-based compensation expense	88	76	61
Other, including options exercised	20	183	75
Ending balance	17,224	17,116	16,865
Retained Earnings			
Beginning balance	2,025	2,469	4,827
Net income attributable to Johnson Controls	1,532	1,637	631
Cash dividends declared	(965)	(771)	(780)
Repurchases and retirements of ordinary shares	(1,441)	(1,306)	(2,204)
Adoption of ASC 842	—	—	(5)
Adoption of ASU 2016-13	—	(4)	—
Ending balance	1,151	2,025	2,469
Accumulated Other Comprehensive Income (Loss)			
Beginning balance	(434)	(776)	(795)
Other comprehensive income (loss)	(477)	342	19
Ending balance	(911)	(434)	(776)
Ending Balance	16,268	17,562	17,447
Shareholders' Equity Attributable to Noncontrolling Interests			
Beginning Balance	1,191	1,086	1,063
Comprehensive income attributable to noncontrolling interests	69	253	186
Dividends attributable to noncontrolling interests	(131)	(142)	(114)
Change in noncontrolling interest share	5	(6)	(49)
Ending Balance	1,134	1,191	1,086
Total Shareholders' Equity	$ 17,402	$ 18,753	$ 18,533
Cash Dividends Declared per Ordinary Share	$ 1.39	$ 1.07	$ 1.04

The accompanying notes are an integral part of the consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the consolidated accounts of Johnson Controls International plc, a public limited company organized under the laws of Ireland, and its subsidiaries (Johnson Controls International plc and all its subsidiaries, hereinafter collectively referred to as the "Company," "Johnson Controls" or "JCI plc").

The Company's fiscal year ends on September 30. Unless otherwise stated, references to years in this report relate to fiscal years rather than calendar years.

Nature of Operations

Johnson Controls International plc, headquartered in Cork, Ireland, is a global leader in smart, healthy and sustainable buildings, serving a wide range of customers in more than 150 countries. The Company’s products, services, systems and solutions advance the safety, comfort and intelligence of spaces to serve people, places and the planet. The Company is committed to helping its customers win and creating greater value for all of its stakeholders through its strategic focus on buildings.

The Company is a global leader in engineering, manufacturing, commissioning and retrofitting building products and systems, including residential and commercial heating, ventilating, air-conditioning ("HVAC") equipment, industrial refrigeration systems, controls, security systems, fire-detection systems and fire-suppression solutions. The Company further serves customers by providing technical services, including maintenance, management and repair of equipment (in the HVAC, industrial refrigeration, controls, security and fire-protection space), energy-management consulting and data-driven “smart building” services and solutions powered by its OpenBlue software platform and capabilities. The Company partners with customers by leveraging its broad product portfolio and digital capabilities powered by OpenBlue, together with its direct channel service and solutions capabilities, to deliver outcome-based solutions across the lifecycle of a building that address customers’ needs to improve energy efficiency, enhance security, create healthy environments and reduce greenhouse gas emissions.

Principles of Consolidation

The consolidated financial statements include the consolidated accounts of Johnson Controls International plc and its subsidiaries that are consolidated in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All significant intercompany transactions have been eliminated. The results of companies acquired or disposed of during the year are included in the consolidated financial statements from the effective date of acquisition or up to the date of disposal. Investments in partially-owned affiliates are accounted for by the equity method when the Company exercises significant influence, which typically occurs when its ownership interest exceeds 20%, and the Company does not have a controlling interest.

The Company consolidates variable interest entities ("VIE") when it has the power to direct the significant activities of the entity and the obligation to absorb losses or receive benefits from the entity that may be significant. The Company did not have any material consolidated or nonconsolidated VIEs in its continuing operations for the presented reporting periods.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement," defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities;

Level 2: Quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

The fair values of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate their carrying values.

Assets and Liabilities Held for Sale

Assets and liabilities (disposal groups) to be sold are classified as held for sale in the period in which all of the following criteria are met:

- Management, having the authority to approve the action, commits to a plan to sell the disposal group;
- The disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such disposal groups;
- An active program to locate a buyer and other actions required to complete the plan to sell the disposal group have been initiated;
- Sale of the disposal group is probable and transfer of the disposal group is expected to qualify for recognition as a completed sale within one year, except if events or circumstances beyond the Company's control extend the period of time required to sell the disposal group beyond one year;
- The disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and
- Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

The Company initially measures a disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a disposal group until the date of sale. The Company assesses the fair value of a disposal group, less any costs to sell, each reporting period it remains classified as held for sale and reports any subsequent changes as an adjustment to the carrying value of the disposal group, as long as the new carrying value does not exceed the carrying value of the disposal group at the time it was initially classified as held for sale.

Upon determining that a disposal group meets the criteria to be classified as held for sale, the Company reports the assets and liabilities of the disposal group, if material, in the line items assets held for sale and liabilities held for sale in the consolidated statements of financial position.

Cash and Cash Equivalents

Cash equivalents include all highly liquid investments with an original maturity of three months or less when purchased.

Restricted Cash

Restricted cash relates to amounts restricted for payment of asbestos liabilities and certain litigation and environmental matters. Restricted cash is recorded within other current assets in the consolidated statements of financial position and totaled $35 million and $6 million at September 30, 2022 and 2021, respectively.

Receivables

Receivables consist of amounts billed and currently due from customers and unbilled costs and accrued profits related to revenues on long-term contracts that have been recognized for accounting purposes but not yet billed to customers. The Company extends credit to customers in the normal course of business and maintains an allowance for expected credit losses resulting from the inability or unwillingness of customers to make required payments. The allowance for expected credit losses is based on historical experience, existing economic conditions, reasonable and supportable forecasts, and any specific customer collection issues the Company has identified. The Company evaluates the reasonableness of the allowance for expected credit losses on a quarterly basis.

The Company enters into various factoring agreements to sell certain accounts receivable to third-party financial institutions. For the majority of these agreements, for ease of administration, the Company collects customer payments related to the factored receivables on behalf of the financial institutions but otherwise maintains no continuing involvement with respect to the factored receivables. Sales of accounts receivable are reflected as a reduction of accounts receivable in the consolidated statements of financial position and the proceeds are included in cash flows from operating activities in the consolidated statements of cash flows.

Inventories

Inventories are stated at the lower of cost or net realizable value using the first-in, first-out ("FIFO") method. Finished goods and work-in-process inventories include material, labor and manufacturing overhead costs.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The estimated useful lives generally range from 3 to 40 years for buildings and improvements, up to 15 years for subscriber systems, and from 3 to 15 years for machinery and equipment. Interest on borrowings is capitalized during the active construction period of major capital projects, added to the cost of the underlying assets and amortized over the useful lives of the assets.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill reflects the cost of an acquisition in excess of the fair values assigned to identifiable net assets acquired. Goodwill is reviewed for impairment during the fourth fiscal quarter or more frequently if events or changes in circumstances indicate the asset might be impaired. The Company performs impairment reviews for its reporting units, which have been determined to be the Company’s reportable segments or one level below the reportable segments in certain instances, using a fair value method based on management’s judgments and assumptions or third party valuations. The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. In estimating the fair value, the Company uses the multiples of earnings approach based on the average of published multiples of earnings of comparable entities with similar operations and economic characteristics and applies the multiples to the Company's average of historical and future financial results for each reporting unit. In certain instances, the Company uses discounted cash flow analyses or estimated sales price to further support the fair value estimates. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, "Fair Value Measurement." The estimated fair value is then compared to the carrying amount of the reporting unit, including recorded goodwill. The Company is subject to financial statement risk to the extent that the carrying amount exceeds the estimated fair value.

Indefinite-lived intangible assets are also subject to at least annual impairment testing. Indefinite-lived intangible assets primarily consist of trademarks and trade names and are tested for impairment using a relief-from-royalty method. A considerable amount of management judgment and assumptions are required in performing the impairment tests.

Leases

Lessee arrangements

The Company leases certain administrative, production and other facilities, fleet vehicles, information technology equipment and other equipment under arrangements that are accounted for as operating leases. The Company determines whether an arrangement contains a lease at contract inception based on whether the arrangement involves the use of a physically distinct identified asset and whether the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period as well as the right to direct the use of the asset.

The Company adopted ASU 2016-02, "Leases (Topic 842)" and the related amendments using a modified-retrospective approach as of October 1, 2019.

Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Right-of-use assets and the corresponding lease liabilities are recognized at commencement date based on the present value of lease payments for all leases with terms longer than twelve months. The majority of the Company's leases do not provide an implicit interest rate. To determine the present value of lease payments, the Company uses its incremental borrowing rate based on information available on the lease commencement date or the implicit rate if it is readily determinable. The Company determines its incremental borrowing rate based on a comparable market yield curve consistent with its credit rating, term of the lease and relative economic environment. The Company has elected to combine lease and nonlease components for its leases.

Most leases contain options to renew or terminate the lease. Right-of-use assets and lease liabilities reflect only the options which the Company is reasonably certain to exercise.

The Company has certain real estate leases that contain variable lease payments which are based on changes in the Consumer Price Index (CPI). Additionally, the Company's leases generally require it to pay for fuel, maintenance, repair, insurance and taxes. These payments are not included in the right-of-use asset or lease liability and are expensed as incurred.

Lease expense is recognized on a straight-line basis over the lease term.

Lessor arrangements

The Company has monitoring services and maintenance agreements within its security business that include subscriber system assets for which the Company retains ownership. These agreements contain both lease and nonlease components. The Company has elected to combine lease and nonlease components for these arrangements where the timing and pattern of transfer of the lease and nonlease components are the same and the lease component would be classified as an operating lease if accounted for separately. The Company has concluded that in these arrangements the nonlease components are the predominant characteristic, and as a result, the combined component is accounted for under the revenue guidance.

Impairment of Long-Lived Assets

Long-lived assets, including right-of-use assets under operating leases, other tangible assets and intangible assets with definitive lives, are reviewed for impairment whenever events or changes in circumstances indicate that the asset's carrying amount may not be recoverable. The Company conducts its long-lived asset impairment analyses in accordance with ASC 360-10-15, "Impairment or Disposal of Long-Lived Assets," ASC 350-30, "General Intangibles Other than Goodwill" and ASC 985-20, "Costs of Software to be Sold, Leased, or Marketed."

Assets and liabilities are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and evaluates the asset group against the sum of the undiscounted future cash flows. If the undiscounted cash flows do not indicate the carrying amount of the asset group is recoverable, an impairment charge is measured as the amount by which the carrying amount of the asset group exceeds its fair value based on discounted cash flow analysis or appraisals. Intangible assets acquired in a business combination that are used in research and development activities are considered indefinite-lived until the completion or abandonment of the associated research and development efforts. During the period that those assets are considered indefinite lived, they are not amortized but are tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. If the carrying amount of an intangible asset exceeds its fair value, the Company recognizes an impairment loss in an amount equal to that excess. Unamortized capitalized costs of a computer software product are compared to the net realizable value of the product. The amount by which the unamortized capitalized costs of a computer software product exceed the net realizable value of that asset is written off.

Revenue Recognition

Revenue from certain long-term contracts to design, manufacture and install building products and systems as well as unscheduled repair or replacement services is recognized on an over time basis, with progress towards completion measured using a cost-to-cost input method based on the relationship between actual costs incurred and total estimated costs at completion. The cost-to-cost input method is used as it best depicts the transfer of control to the customer that occurs as the Company incurs costs. Changes to the original estimates may be required during the life of the contract and such estimates are reviewed monthly. If contract modifications result in additional goods or services that are distinct from those transferred before the modification, they are accounted for prospectively as if the Company entered into a new contract. If the goods or services in the modification are not distinct from those in the original contract, sales and gross profit are adjusted using the cumulative catch-up method for revisions in estimated total contract costs and contract values. Estimated losses are recorded when identified. The Company does not adjust the promised amount of consideration for the effects of a significant financing component as at contract inception the Company expects to receive the payment within twelve months of transfer of goods or services.

The Company enters into extended warranties and long-term service and maintenance agreements with certain customers. For these arrangements, revenue is recognized over time on a straight-line basis over the respective contract term.

The Company also sells certain HVAC and refrigeration products and services in bundled arrangements with multiple performance obligations, such as equipment, commissioning, service labor and extended warranties. Approximately four to twelve months separate the timing of the first deliverable until the last piece of equipment is delivered, and there may be extended warranty arrangements with duration of one to five years commencing upon the end of the standard warranty period. In addition, the Company sells security monitoring systems that may have multiple performance obligations, including equipment, installation, monitoring services and maintenance agreements. Revenues associated with the sale of equipment and related installations are recognized over time on a cost-to-cost input method, while the revenue for monitoring and maintenance services are recognized over time as services are rendered. The transaction price is allocated to each performance obligation based on the relative selling price method. In order to estimate relative selling price, market data and transfer price studies are utilized. If the standalone selling price is not directly observable, the Company estimates the standalone selling price using an adjusted market assessment approach or expected cost plus margin approach. For transactions in which the Company retains ownership of the subscriber system asset, fees for monitoring and maintenance services are recognized over time on a straight-line basis over the contract term. Non-refundable fees received in connection with the initiation of a monitoring contract, along with associated direct and incremental selling costs, are deferred and amortized over the estimated life of the contract.

In all other cases, the Company recognizes revenue at the point in time when control over the goods or services transfers to the customer.

The Company considers the contractual consideration payable by the customer and assesses variable consideration that may affect the total transaction price, including discounts, rebates, refunds, credits or other similar sources of variable consideration, when determining the transaction price of each contract. The Company includes variable consideration in the estimated transaction price when it is probable that significant reversal of revenue recognized would not occur when the uncertainty associated with variable consideration is subsequently resolved. These estimates are based on the amount of consideration that the Company expects to be entitled to.

Shipping and handling costs billed to customers are included in sales and the related costs are included in cost of sales when control transfers to the customer. The Company presents amounts collected from customers for sales and other taxes net of the related amounts remitted.

Subscriber System Assets, Dealer Intangibles and Related Deferred Revenue Accounts

The Company considers assets related to the acquisition of new customers in its electronic security business in three asset categories:

- Internally generated residential subscriber systems outside of North America
- Internally generated commercial subscriber systems (collectively referred to as subscriber system assets)
- Customer accounts acquired through the ADT dealer program, primarily outside of North America (referred to as dealer intangibles)

Subscriber system assets include installed property, plant and equipment for which the Company retains ownership and deferred costs directly related to the customer acquisition and system installation. Subscriber system assets represent capitalized equipment (e.g. security control panels, touch pad, motion detectors, window sensors, and other equipment) and installation costs associated with electronic security monitoring arrangements under which the Company retains ownership of the security system assets in a customer's place of business, or outside of North America, residence. Installation costs represent costs incurred to prepare the asset for its intended use. The Company pays property taxes on the subscriber system assets and upon customer termination, may retrieve such assets. These assets embody a probable future economic benefit as they generate future monitoring revenue for the Company.

Costs related to the subscriber system equipment and installation are categorized as property, plant and equipment rather than deferred costs. Deferred costs associated with subscriber system assets represent direct and incremental selling expenses (such as commissions) related to acquiring the customer. Commissions related to up-front consideration paid by customers in connection with the establishment of the monitoring arrangement are determined based on a percentage of the up-front fees and do not exceed deferred revenue. Such deferred costs are recorded as other current and noncurrent assets within the consolidated statements of financial position.

Subscriber system assets and any deferred revenue resulting from the customer acquisition are accounted for over the expected life of the subscriber. In certain geographical areas where the Company has a large number of customers that behave in a similar manner over time, the Company accounts for subscriber system assets and related deferred revenue using pools, with separate pools for the components of subscriber system assets and any related deferred revenue based on the same month and year of acquisition. Pooled subscriber system assets and related deferred revenue are depreciated using a straight-line method with lives up to 12 years and considering customer attrition. Non-pooled subscriber systems (primarily in Europe, Latin America and Asia) and related deferred revenue are depreciated using a straight-line method with a 15-year life, with remaining balances written off upon customer termination.

Certain contracts and related customer relationships result from purchasing residential security monitoring contracts from an external network of independent dealers who operate under the ADT dealer program, primarily outside of North America. Acquired contracts and related customer relationships are recorded at their contractually determined purchase price.

During the first 6 months (12 months in certain circumstances) after the purchase of the customer contract, any cancellation of monitoring service, including those that result from customer payment delinquencies, results in a chargeback by the Company to the dealer for the full amount of the contract purchase price. The Company records the amount charged back to the dealer as a reduction of the previously recorded intangible asset.

Intangible assets arising from the ADT dealer program described above are amortized in pools determined by the same month and year of contract acquisition on a straight-line basis over the period of the customer relationship. The estimated useful life of dealer intangibles ranges from 12 to 15 years.

Research and Development Costs

Expenditures for research activities relating to product development and improvement are charged against income as incurred and included within selling, general and administrative expenses in the consolidated statements of income. Such expenditures for the years ended September 30, 2022, 2021 and 2020 were $295 million, $275 million and $274 million, respectively.

Stock-Based Compensation

Restricted (Non-vested) Stock /Units

Restricted stock and restricted stock units are typically settled in shares for employees in the U.S. and in cash for employees not in the U.S. Restricted awards typically vest over a period of three years from the grant date. The Company's Compensation and Talent Development Committee may approve different vesting terms on specific grants. The fair value of each share-settled restricted award is based on the closing market value of the Company’s ordinary shares on the date of grant. The fair value of each cash-settled restricted award is recalculated at the end of each reporting period based on the closing market value of the Company's ordinary shares at the end of the reporting period, and the liability and expense are adjusted based on the new fair value.

Performance Share Awards

Performance-based share unit ("PSU") awards are generally contingent on the achievement of predetermined performance goals over a performance period of one to three years and on the award holder's continuous employment until the vesting date. The majority of PSUs are also indexed to the achievement of specified levels of total shareholder return versus a peer group over the performance period.

Upon completion of the performance period, earned PSUs are typically settled with shares of the Company's ordinary shares for employees in the U.S. and in cash for employees not in the U.S.

The fair value of the portion of the PSU which is linked to the achievement of performance goals is based on the closing market value of the Company's ordinary shares on the date of grant. Share-based compensation expense for these PSUs is recognized over the performance period based on the probability of achieving the performance targets.

The fair value of the portion of the PSU that is indexed to total shareholder return is estimated on the date of grant using a Monte Carlo simulation that uses the following assumptions:

- The risk-free interest rate for periods during the contractual life of the PSU is based on the U.S. Treasury yield curve in effect at the time of grant.

- The expected volatility is based on the historical volatility of the Company's stock over the most recent three-year period as of the grant date.

Share-based compensation expense for PSUs which are indexed to total shareholder return is not adjusted for changes in performance subsequent to the grant date because the likelihood of achieving the market condition is incorporated in the grant date fair value of the award.

Stock Options

Stock options are granted with an exercise price equal to the market price of the Company’s stock at the date of grant. Stock option awards typically vest between two and three years after the grant date and expire ten years from the grant date.

The fair value of each option is estimated on the date of grant using a Black-Scholes option valuation model that uses the following assumptions:

- The expected life of options represents the period of time that options granted are expected to be outstanding.

- The risk-free interest rate for periods during the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

- Expected volatility is based on the historical volatility of the Company's stock since October 2016 blended with the historical volatility of certain peer companies' stock prior to October 2016 over the most recent period corresponding to the expected life as of the grant date.

- The expected dividend yield is based on the expected annual dividend as a percentage of the market value of the Company’s ordinary shares as of the grant date.

The Company uses historical data to estimate option exercises and employee terminations within the valuation model.

Stock Appreciation Rights

SARs vest under the same terms and conditions as stock option awards, but are settled in cash for the difference between the market price on the date of exercise and the exercise price. As a result, SARs are recorded in the Company’s consolidated statements of financial position as a liability until the date of exercise.

The fair value of each SAR award is estimated using a similar method to that used for stock options. The fair value of each SAR award is recalculated at the end of each reporting period and the liability and expense are adjusted based on the new fair value.

Amounts related to SARs are not material.

Earnings Per Share

The Company presents both basic and diluted earnings per share ("EPS") amounts. Basic EPS is calculated by dividing net income attributable to Johnson Controls by the weighted average number of ordinary shares outstanding during the reporting period. Diluted EPS is calculated by dividing net income attributable to Johnson Controls by the weighted average number of ordinary shares and ordinary equivalent shares outstanding during the reporting period that are calculated using the treasury stock method for stock options, unvested restricted stock and unvested performance share awards. The treasury stock method assumes that the Company uses the proceeds from the exercise of stock option awards to repurchase ordinary shares at the average market price during the period. The assumed proceeds under the treasury stock method include the purchase price that the grantee will pay in the future and compensation cost for future service that the Company has not yet recognized. For unvested restricted stock and unvested performance share awards, assumed proceeds under the treasury stock method include unamortized compensation cost.

Foreign Currency Translation

Substantially all of the Company's international operations use the respective local currency as the functional currency. Assets and liabilities of international entities have been translated at period-end exchange rates, and income and expenses have been translated using average exchange rates for the period. Monetary assets and liabilities denominated in non-functional currencies are adjusted to reflect period-end exchange rates. Aggregate transaction gains (losses), net of the impact of foreign currency hedges, for the years ended September 30, 2022, 2021 and 2020 were $49 million, $56 million and $(32) million, respectively.

Derivative Financial Instruments

The Company has written policies and procedures that place all financial instruments under the direction of Corporate treasury and restrict all derivative transactions to those intended for hedging purposes. The use of financial instruments for speculative purposes is strictly prohibited. The Company selectively uses financial instruments to manage the market risk from changes in foreign exchange rates, commodity prices, stock-based compensation liabilities and interest rates.

The fair values of all derivatives are recorded in the consolidated statements of financial position. The change in a derivative's fair value is recorded each period in current earnings or accumulated other comprehensive income ("AOCI"), depending on whether the derivative is designated as part of a hedge transaction and if so, the type of hedge transaction.

Investments

Investments in debt and equity securities are are marked to market at the end of each accounting period. Unrealized gains and losses on these securities are recognized in the Company's consolidated statements of income. The deferred compensation plan assets are marked to market at the end of each accounting period and all unrealized gains and losses are recorded in the consolidated statements of income.

Pension and Postretirement Benefits

The Company utilizes a mark-to-market approach for recognizing pension and postretirement benefit expenses, including measuring the market related value of plan assets at fair value and recognizing actuarial gains and losses in the fourth quarter of each fiscal year or at the date of a remeasurement event.

Loss Contingencies

Accruals are recorded for various contingencies including legal proceedings, environmental matters, self-insurance and other claims that arise in the normal course of business. The accruals are based on judgment, the probability of losses and, where applicable, the consideration of opinions of internal and/or external legal counsel and actuarially determined estimates. Additionally, the Company records receivables from third party insurers when recovery has been determined to be probable.

The Company is subject to laws and regulations relating to protecting the environment. Expenses associated with environmental remediation obligations are recognized when such amounts are probable and can be reasonably estimated.

Liabilities and expenses for workers' compensation, product, general and auto liabilities is dependent on claims experience. For most of these liabilities, claims incurred but not yet reported are estimated by utilizing actuarial valuations based upon historical claims experience. Receivables from third party insurers are recorded when recovery has been determined to be probable. The Company maintains captive insurance companies to manage its insurable liabilities.

Asbestos-Related Contingencies and Insurance Receivables

The Company and certain of its subsidiaries, along with numerous other companies, are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. The estimated liability and corresponding insurance recovery for pending and future claims and defense costs is based on the Company's historical claim experience, and estimates of the number and resolution cost of potential future claims that may be filed and is discounted to present value from 2068 (which is the Company's reasonable best estimate of the actuarially determined time period through which asbestos-related claims will be filed against its affiliates). Estimated asbestos-related defense costs are included in the asbestos liability. The Company's legal strategy for resolving claims also impacts these estimates. The Company considers various trends and developments in evaluating the period of time (the look-back period) over which historical claim and settlement experience is used to estimate and value claims reasonably projected to be made through 2068. At least annually, the Company assesses the sufficiency of its estimated liability for pending and future claims and defense costs by evaluating actual experience regarding claims filed, settled and dismissed, and amounts paid in settlements. In addition to claims and settlement experience, the Company considers additional quantitative and qualitative factors such as changes in legislation, the legal environment, and the Company's defense strategy. The Company also evaluates the recoverability of its insurance receivable on an annual basis. The Company evaluates all of these factors and determines whether a change in the estimate of its liability for pending and future claims and defense costs or insurance receivable is warranted.

In connection with the recognition of liabilities for asbestos-related matters, the Company records asbestos-related insurance recoveries that are probable. Estimated asbestos-related insurance recoveries represents estimated amounts due to the Company for previously paid and settled claims and the probable reimbursements relating to its estimated liability for pending and future claims discounted to present value. In determining the amount of insurance recoverable, the Company considers available insurance, allocation methodologies, solvency and creditworthiness of the insurers.

Income Taxes

Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in the consolidated financial statements. Deferred tax liabilities and assets are determined based on the differences between the book and tax basis of particular assets and liabilities and operating loss carryforwards, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to reduce the carrying or book value of deferred tax assets if, based upon the available evidence, including consideration of tax planning strategies, it is more-likely-than-not that some or all of the deferred tax assets will not be realized.

Retrospective Changes

Effective October 1, 2021, the Company's marine businesses, which were previously included in the Building Solutions Asia Pacific and Global Products segments, became part of the Building Solutions EMEA/LA segment. Historical information has been re-cast to present the comparative periods on a consistent basis. This change was not material to the segment presentation.

New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers,” which requires contract assets and contract liabilities (e.g. deferred revenue) acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, “Revenue from Contracts with Customers.” Generally, this new guidance will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquiree. Historically, such amounts were recognized by the acquirer at fair value in acquisition accounting. The guidance is applied prospectively to acquisitions occurring on or after the effective date. The Company early adopted ASU No. 2021-08 at the beginning of fiscal 2022. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements.

Recently Issued Accounting Pronouncements

In September 2022, the FASB issued ASU 2022-04, "Disclosure of Supplier Finance Program Obligations", which is intended to enhance the transparency surrounding the use of supplier finance programs. Supplier finance programs may also be referred to as reverse factoring, payables finance, or structured payables arrangements. The amendments require a buyer that uses supplier finance programs to make annual disclosures about the program’s key terms, the balance sheet presentation of related amounts, the confirmed amount outstanding at the end of the period, and associated rollforward information. Only the amount outstanding at the end of the period must be disclosed in interim periods. The Company expects to adopt the new disclosures, other than the rollforward disclosure, as required at the beginning of fiscal 2024. The rollforward disclosures will be adopted as required at the beginning of fiscal 2025.

Other recently issued accounting pronouncements are not expected to have a material impact on the Company's consolidated financial statements.

2. ACQUISITIONS AND DIVESTITURES

During fiscal 2022, the Company acquired several businesses for a combined purchase price, net of cash acquired, of $323 million, of which $269 million was paid as of September 30, 2022. Intangible assets associated with these acquisitions totaled $123 million and primarily relate to customer relationships and technology. In connection with these acquisitions, the Company recorded goodwill of $194 million, of which $68 million was assigned to the Building Solutions EMEA/LA segment, $45 million was assigned to the Global Products segment, $44 million was assigned to the Building Solutions APAC segment and $36 million was assigned to the Building Solutions North America segment.

Silent-Aire Acquisition

In May 2021, the Company completed its acquisition of Silent-Aire, a global leader in hyperscale data center cooling and modular critical infrastructure solutions, for approximately $755 million, net of cash acquired, which was comprised of an upfront net cash payment of approximately $661 million, the estimated fair value at the acquisition date of contingent earn-out liabilities of approximately $86 million and a working capital adjustment of $8 million. The contingent earn-out liabilities are based upon the achievement of certain defined operating results in each of the three years following the acquisition, with a maximum payout of approximately $250 million. The fair value of contingent earn-out liabilities is reassessed on a quarterly basis and could differ materially from the initial estimates. Subsequent changes in the estimated fair value of contingent earn-out liabilities are recorded in the consolidated statements of income when incurred. Earn-out payments that are less than or equal to the contingent earn-out liabilities on the acquisition date are reflected as financing cash outflows and amounts paid in excess of the contingent earn-out liabilities on the acquisition date are reflected as operating cash outflows. During the year ended September 30, 2022, the Company recorded a reduction in the fair value of the contingent earn-out liability of $43 million. No earn-out payments were made for the first twelve-month earn-out period ended April 30, 2022 as the performance measures for the period were not achieved.

In connection with the acquisition, the Company recorded goodwill of $244 million in the Global Products segment. Goodwill is attributable primarily to expected synergies, expanded market opportunities and other benefits that the Company believes will result from combining its operations with the operations of Silent-Aire. The goodwill created in the acquisition is not deductible for tax purposes.

The original fair values of the assets acquired and liabilities assumed related to Silent-Aire are as follows (in millions):

Cash and cash equivalents	$	5
Accounts receivable		141
Inventories		60
Other current assets		4
Property, plant, and equipment - net		33
Goodwill		244
Intangible assets - net		497
Other noncurrent assets		84
Total assets acquired		1,068
Accounts payable		62
Accrued compensation and benefits		6
Deferred revenue		32
Other current liabilities		12
Other noncurrent liabilities		196
Total liabilities acquired		308
Net assets acquired	$	760

The purchase price allocation to identifiable intangible assets acquired related to Silent-Aire is as follows:

	Fair Value (in millions)	Weighted Average Life (in years)
Customer relationships	$ 291	19
Technology	116	13
Other definite-lived intangibles	23	1
Indefinite-lived trademarks	67	
Total identifiable intangible assets	$ 497	

Other acquisitions and divestitures were not material individually or in the aggregate in fiscal 2021 and 2020.

3. ASSETS AND LIABILITIES HELD FOR SALE & DISCONTINUED OPERATIONS

Assets and Liabilities Held for Sale

During fiscal 2022, the Company determined that its Global Retail business within its Building Solutions North America, Building Solutions Asia Pacific and Building Solutions EMEA/LA segments and a business within the Building Solutions Asia Pacific segment both met the criteria to be classified as held for sale. The assets and liabilities of both businesses are presented as held for sale in the consolidated statements of financial position as of September 30, 2022. Assets and liabilities held for sale are recorded at the lower of carrying value or fair value, less costs to sell in accordance with ASC 360-10-15, "Impairment or Disposal of Long-Lived Assets". The carrying amount of any assets, including goodwill, that are part of the disposal group, but not in the scope of ASC 360-10, are tested for impairment under the relevant guidance prior to measuring the disposal group at fair value, less cost to sell.

As a result of classifying the Global Retail business as held for sale, during the year ended September 30, 2022, the Company recorded impairment charges of $235 million to write down goodwill related to its North America Retail reporting unit and $86 million to write down the disposal group to its estimated fair value, less costs to sell. The Company also fully impaired $38 million of internal-use software projects that were no longer probable of being completed. Refer to Note 8, "Goodwill and Other Intangible Assets," of the notes to the consolidated financial statements for further information regarding the goodwill impairment charge.

An additional $60 million was recorded in the year ended September 30, 2022 to write down the business classified as held for sale in the Building Solutions Asia Pacific segment to its estimated fair value, less costs to sell.

All of the impairments were recorded within restructuring and impairment costs in the consolidated statements of income. The divestiture of the businesses held for sale could result in a gain or loss on sale to the extent the ultimate selling prices differ from the current carrying value of the net assets recorded, which could be material. The businesses did not meet the criteria to be classified as discontinued operations as neither divestiture represents a strategic shift that will have a major effect on the Company's operations and financial results.

The following table summarizes the carrying value of the Global Retail assets and liabilities held for sale (in millions):

		September 30, 2022
Accounts receivable - net	$	199
Inventories		155
Other current assets		21
Current assets held for sale	$	375
Property, plant and equipment - net	$	89
Goodwill		22
Other intangible assets - net		514
Other noncurrent assets		72
Noncurrent assets held for sale	$	697
Accounts payable	$	127
Accrued compensation and benefits		25
Deferred revenue		36
Other current liabilities		33
Current liabilities held for sale	$	221
Other noncurrent liabilities	$	61
Noncurrent liabilities held for sale	$	61

During the third quarter of fiscal 2020, the Company determined that certain assets of the Building Solutions Asia Pacific segment met the criteria to be classified as held for sale. During the fourth quarter of fiscal 2022, the Company determined that these assets no longer met the criteria to be classified as held for sale as the Company can no longer assert that the sale of the assets is probable within a year due to the real estate market downturn in China that has worsened in the period after the COVID-19 lockdowns. As a result, the Company reclassified the held for sale assets to held and used as of September 30, 2022. Upon reclassification, an impairment of $45 million was recorded within restructuring and impairment costs in the consolidated statements of income to adjust the asset to the lower of its carrying value adjusted for depreciation and the fair value of the asset as of September 30, 2022.

Discontinued Operations

The Company completed the sale of its Power Solutions business on April 30, 2019. In December 2020, the favorable resolution of certain post-closing working capital and net debt adjustments resulted in income from discontinued operations of $124 million, net of tax of $26 million, due to a reversal of a reserve established in connection with the sale.

There was no Power Solutions related activity in fiscal 2022 and 2020.

4. REVENUE RECOGNITION

Disaggregated Revenue

The following table presents the Company's revenues disaggregated by segment and by products and systems versus services revenue (in millions):

	Year Ended September 30,					
	2022			2021		
	Products & Systems	Services	Total	Products & Systems	Services	Total
Building Solutions North America	$ 5,708	$ 3,659	$ 9,367	$ 5,312	$ 3,373	$ 8,685
Building Solutions EMEA/LA	2,188	1,657	3,845	1,929	1,955	3,884
Building Solutions Asia Pacific	2,005	709	2,714	1,478	1,138	2,616
Global Products	9,373	—	9,373	8,483	—	8,483
Total	$ 19,274	$ 6,025	$ 25,299	$ 17,202	$ 6,466	$ 23,668

The following table presents further disaggregation of Global Products revenues by product type (in millions):

	Year Ended September 30,	
	2022	2021
HVAC	$ 6,756	$ 6,054
Fire & Security	2,367	2,192
Industrial Refrigeration	250	237
Total	$ 9,373	$ 8,483

Contract Balances

Contract assets relate to the Company’s right to consideration for performance obligations satisfied but not billed and consist of unbilled receivables and costs in excess of billings. Contract liabilities relate to customer payments received in advance of satisfaction of performance obligations under the contract. Contract balances are classified as assets or liabilities on a contract-by-contract basis at the end of each reporting period.

The following table presents the location and amount of contract balances in the Company's consolidated statements of financial position (in millions):

		September 30,	
	Location of contract balances	2022	2021
Contract assets - current	Accounts receivable - net	$ 2,020	$ 1,718
Contract assets - noncurrent	Other noncurrent assets	79	99
Contract liabilities - current	Deferred revenue	(1,768)	(1,637)
Contract liabilities - noncurrent	Other noncurrent liabilities	(282)	(269)

The Company recognized revenue that was included in the beginning of period contract liability balance of approximately $1.5 billion and $1.2 billion for the years ended September 30, 2022 and 2021, respectively.

Performance Obligations

A performance obligation is a distinct good, service, or bundle of goods and services promised in a contract. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. When contracts with customers require significant and complex integration, contain goods or services which are highly interdependent or interrelated, or are goods or services which significantly modify or customize other promises in the contracts and, therefore, are not distinct, then the entire contract is accounted for as a single performance obligation. For any contracts with multiple performance obligations, the contract’s transaction price is allocated to each performance obligation based on the estimated relative standalone selling price of each distinct good or service in the contract. For product sales, each product sold to a customer typically represents a distinct performance obligation.

Performance obligations are satisfied as of a point in time or over time. The timing of satisfying the performance obligation is typically indicated by the terms of the contract. As of September 30, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $17.5 billion, of which approximately 65% is expected to be recognized as revenue over the next two years. The remaining performance obligations expected to be recognized in revenue beyond two years primarily relate to large, multi-purpose contracts to construct hospitals, schools and other governmental buildings, which include services to be performed over the building's lifetime, with average initial contract terms of 25 to 35 years. Future contract modifications could affect both the timing and the amount of the remaining performance obligations. The Company excludes the value of remaining performance obligations for contracts with an original expected duration of one year or less.

Costs to Obtain or Fulfill a Contract

The Company recognizes the incremental costs incurred to obtain or fulfill a contract with a customer as an asset when these costs are recoverable. These costs consist primarily of sales commissions and bid/proposal costs. Costs to obtain or fulfill a contract are capitalized and amortized to revenue over the period of contract performance.

The following table presents the location and amount of costs to obtain or fulfill a contract recorded in the Company's consolidated statements of financial position (in millions):

	September 30,	
	2022	2021
Other current assets	$ 139	$ 149
Other noncurrent assets	174	117
Total	$ 313	$ 266

Amortization related to costs to obtain or fulfill a contract were $191 million and $173 million during the years ended September 30, 2022 and 2021, respectively. There were no impairment losses recognized in the year ended September 30, 2022 or 2021.

5. ACCOUNTS RECEIVABLE

Accounts receivable, net consisted of the following (in millions):

	September 30,	
	2022	2021
Accounts receivable	$ 5,590	$ 5,723
Less: Allowance for expected credit losses	(62)	(110)
Accounts receivable, net	$ 5,528	$ 5,613

The changes in the allowance for expected credit losses related to accounts receivable were as follows (in millions):

	Year Ended September 30, 2022	
	2022	2021
Balance at beginning of period	$ 110	$ 173
Benefit for expected credit losses	(2)	(3)
Write-offs charged against the allowance for expected credit losses	(38)	(65)
Currency translation	(3)	1
Other	(5)	4
Balance at end of period	$ 62	$ 110

The Company sold receivables where it collected customer payments related to the factored receivables on behalf of the financial institution but otherwise maintained no continuing involvement totaling $1,115 million and $129 million during the years ended September 30, 2022 and 2021, respectively. The costs of factoring such receivables were not material. Outstanding receivables sold under the factoring agreements were $476 million as of September 30, 2022 and $127 million as of September 30, 2021.

6. INVENTORIES

Inventories consisted of the following (in millions):

	September 30,	
	2022	2021
Raw materials and supplies	$ 1,009	$ 769
Work-in-process	196	166
Finished goods	1,305	1,122
Inventories	$ 2,510	$ 2,057

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following (in millions):

	September 30,	
	2022	2021
Buildings and improvements	$ 1,300	$ 1,313
Subscriber systems	733	802
Machinery and equipment	3,550	3,669
Construction in progress	512	500
Land	196	231
Total property, plant and equipment	6,291	6,515
Less: Accumulated depreciation	(3,249)	(3,287)
Property, plant and equipment - net	$ 3,042	$ 3,228

8. GOODWILL AND OTHER INTANGIBLE ASSETS

Effective October 1, 2021, the Company's marine businesses previously included in the Building Solutions Asia Pacific and Global Products reportable segments became part of the Building Solutions EMEA/LA reportable segment. Historical information has been re-cast to present the comparative periods on a consistent basis. This change was not material to the segment presentation or the allocation of goodwill.

The changes in the carrying amount of goodwill in each of the Company's reportable segments were as follows (in millions):

	September 30, 2020	Business Acquisitions	Business Divestitures	Impairments	Currency Translation and Other	September 30, 2021
Building Solutions North America	$ 9,160	$ 21	$ —	$ —	$ 34	$ 9,215
Building Solutions EMEA/LA	1,987	35	—	—	19	2,041
Building Solutions Asia Pacific	1,223	—	(7)	—	21	1,237
Global Products	5,562	244	—	—	36	5,842
Total	$ 17,932	$ 300	$ (7)	$ —	$ 110	$ 18,335

	September 30, 2021	Business Acquisitions	Business Divestitures [1]	Impairments	Currency Translation and Other	September 30, 2022
Building Solutions North America	$ 9,215	$ 37	$ —	$ (235)	$ (46)	$ 8,971
Building Solutions EMEA/LA	2,041	78	(98)	—	(296)	1,725
Building Solutions Asia Pacific	1,237	44	(29)	—	(136)	1,116
Global Products	5,842	60	—	(75)	(311)	5,516
Total	$ 18,335	$ 219	$ (127)	$ (310)	$ (789)	$ 17,328

[1] Business divestitures include $93 million and $29 million of goodwill within the Building Solutions EMEA/LA and Building Solutions Asia Pacific reportable segments, respectively, transferred to noncurrent assets held for sale on the consolidated statements of financial position.

As of September 30, 2022, the accumulated impairment loss totaled $781 million, of which $659 million related to the Building Solutions North America segment, $75 million related to the Global Products segment and $47 million related to the Building Solutions EMEA/LA segment.

As of September 30, 2021 and 2020, the accumulated impairment loss totaled $471 million, of which $424 million related to the Building Solutions North America segment and $47 million related to the Building Solutions EMEA/LA segment.

The Company reviews goodwill for impairment annually as of July 31 or more frequently if events or changes in circumstances indicate the asset might be impaired. During its fiscal 2022 annual impairment test, the Company determined that its Silent-Aire reporting unit's goodwill was impaired. As a result, the Company recorded a non-cash impairment charge of $75 million within restructuring and impairment costs in the consolidated statements of income in the fourth quarter of fiscal 2022, which was determined by comparing the carrying amount of the reporting unit to its fair value. The Silent-Aire reporting unit has a remaining goodwill balance of $183 million at September 30, 2022. The Company used a discounted cash flow model to estimate the fair value of the reporting unit. The primary assumptions used in the model were management's internal projections of future cash flows, the weighted-average cost of capital and long-term growth rates, which are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, "Fair Value Measurement." Although the Company's cash flow forecasts are based on assumptions that are considered reasonable by management and consistent with the plans and estimates management is using to operate the underlying business, there was significant judgment in determining the expected future cash flows attributable to the Silent-Aire reporting unit. Other than the Silent-Aire reporting unit that is recorded at fair value, no other reporting unit was determined to be at risk of failing the goodwill impairment test.

In the second quarter of fiscal 2022, the Company concluded it had a triggering event requiring assessment of goodwill impairment for its North America Retail reporting unit in conjunction with classifying its Global Retail business as held for sale. Refer to Note 3, "Discontinued Operations & Assets and Liabilities Held for Sale," of the notes to the consolidated financial statements for further disclosure related to the Global Retail assets held for sale. As a result, the Company recorded a non-cash impairment charge of $235 million within restructuring and impairment costs in the consolidated statements of income in the second quarter of fiscal 2022. The North America Retail reporting unit has no remaining goodwill balance as of September 30, 2022. The Company used the market approach to estimate the fair value of the reporting unit based on the relative estimated sales proceeds for the planned disposal of the Global Retail business attributable to the North America Retail reporting unit. The inputs utilized in the analysis are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, "Fair Value Measurement."

There were no other triggering events requiring that an impairment assessment be conducted in fiscal 2022.

There were no goodwill impairments resulting from the fiscal 2021 and the fiscal 2020 annual impairment test and no reporting unit was determined to be at risk of failing the goodwill impairment test as of September 30, 2021.

During fiscal 2020, the Company considered the deterioration in general economic and market conditions due to the COVID-19 pandemic and its impact on each of the Company's reporting units' performance. Due to declines in cash flow projections of the North America Retail reporting unit in the third quarter of fiscal 2020 as a result of the COVID-19 pandemic, the Company concluded a triggering event occurred requiring assessment of impairment for its North America Retail reporting unit. As a result, the Company recorded a non-cash impairment charge of $424 million within restructuring and impairment costs in the consolidated statements of income in the third quarter of fiscal 2020. The North America Retail reporting unit had a remaining goodwill balance of $235 million at September 30, 2021. The Company used a discounted cash flow model to estimate the fair value of the reporting unit. The primary assumptions used in the model were management's internal projections of future cash flows, the weighted-average cost of capital and long-term growth rates, which are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, "Fair Value Measurement."

The Company's other intangible assets, primarily from business acquisitions, consisted of (in millions):

	September 30,					
	2022			2021		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Definite-lived intangible assets						
Technology	$ 1,353	$ (658)	$ 695	$ 1,464	$ (629)	$ 835
Customer relationships	2,742	(1,254)	1,488	3,097	(1,191)	1,906
Miscellaneous	756	(386)	370	750	(354)	396
	4,851	(2,298)	2,553	5,311	(2,174)	3,137
Indefinite-lived intangible assets						
Trademarks/tradenames	2,088	—	2,088	2,332	—	2,332
Miscellaneous	—	—	—	80	—	80
	2,088	—	2,088	2,412	—	2,412
Total intangible assets	$ 6,939	$ (2,298)	$ 4,641	$ 7,723	$ (2,174)	$ 5,549

The Company reviews indefinite-lived intangible assets for impairment during the fourth fiscal quarter or more frequently if events or changes in circumstances indicate the asset might be impaired.

There were no indefinite-lived intangible asset impairments resulting from the fiscal 2022, 2021 and 2020 annual impairment tests. However, it is possible that future changes in circumstances would require the Company to record non-cash impairment charges. For fiscal 2022, the estimated fair values of all indefinite-lived intangibles substantially exceeded their carrying values, with the exception of the indefinite-lived trademarks related to the Company's Asia Pacific subscriber business. The estimated fair value for the Asia Pacific indefinite-lived trademark was consistent with its carrying value of $54 million.

During the second and third quarters of fiscal 2020, the Company determined that it had a triggering event at each reporting period end requiring assessment of impairment for certain of its indefinite-lived intangible assets due to declines in revenue directly attributable to the COVID-19 pandemic. As a result, the Company recorded an impairment charge of $62 million related primarily to the Company's retail business indefinite-lived intangible assets within restructuring and impairment costs in the consolidated statements of income in the second quarter of fiscal 2020. No further impairment was required to be recorded in the third quarter of fiscal 2020 as a result of the completed impairment assessment.

Amortization of other intangible assets included within continuing operations for the years ended September 30, 2022, 2021 and 2020 was $427 million, $435 million and $386 million, respectively.

The following table summarizes the expected amortization of definite-lived intangible assets, excluding the impact of future acquisitions, by year (in millions):

2023	$ 414
2024	406
2025	382
2026	317
2027	282

9. LEASES

The following table presents the Company's lease costs (in millions):

	Year Ended September 30,		
	2022	2021	2020
Operating lease cost	$ 352	$ 384	$ 399
Variable lease cost	165	130	145
Total lease costs	$ 517	$ 514	$ 544

The following table presents supplemental consolidated statement of financial position information (in millions):

		September 30,	
	Location of lease balances	2022	2021
Operating lease right-of-use assets	Other noncurrent assets	$ 1,271	$ 1,376
Operating lease liabilities - current	Other current liabilities	280	319
Operating lease liabilities - noncurrent	Other noncurrent liabilities	987	1,055
Weighted-average remaining lease term		7 years	7 years
Weighted-average discount rate		2.1 %	1.8 %

The following table presents supplemental cash flow information related to operating leases (in millions):

	Year Ended September 30,		
	2022	2021	2020
Cash paid for amounts included in the measurement of lease liability:			
Operating cash outflows from operating leases	$ 367	$ 398	$ 397
Noncash operating lease activity:			
Right-of-use assets obtained in exchange for operating lease liabilities	369	515	467

The following table presents maturities of operating lease liabilities (in millions):

	September 30, 2022
2023	$ 301
2024	269
2025	203
2026	149
2027	109
After 2027	345
Total operating lease payments	1,376
Less: Interest	(109)
Present value of lease payments	$ 1,267

10. DEBT AND FINANCING ARRANGEMENTS

Short-term debt consisted of the following (in millions):

	September 30,	
	2022	2021
Bank borrowings	$ 10	$ 8
Commercial paper	172	—
Term loans	487	—
	$ 669	$ 8
Weighted average interest rate on short-term debt outstanding	0.5 %	0.2 %

As of September 30, 2022, the Company had a syndicated $2.5 billion committed revolving credit facility, which is scheduled to expire in December 2024, and a syndicated $500 million committed revolving credit facility, which is scheduled to expire in December 2022. There were no draws on the facilities as of September 30, 2022.

Long-term debt consisted of the following (in millions; due dates by fiscal year):

	September 30,	
	2022	2021
Unsecured notes		
JCI plc - Term Loan -¥25 billion; LIBOR JPY plus 0.40% due in 2022	$ —	$ 223
JCI plc - 4.625% due in 2023 ($25 million par value)	25	25
Tyco International Finance S.A. ("TIFSA") - 4.625% due in 2023 ($7 million par value)	7	7
JCI plc - 1.00% due in 2023 (€846 million par value)	830	980
JCI plc - 3.625% due in 2024 ($453 million par value)	453	453
JCI Inc. - 3.625% due in 2024 ($31 million par value)	31	31
JCI plc - 1.375% due in 2025 (€423 million par value)	419	496
TIFSA - 1.375% due in 2025 (€54 million par value)	53	63
JCI plc - 3.90% due in 2026 ($487 million par value)	505	510
TIFSA - 3.90% due in 2026 ($51 million par value)	51	51
JCI plc - Term Loan - ¥30 billion; TORF plus 0.40% due in 2027	208	—
JCI plc and Tyco Fire & Security Finance S.C.A. ("TFSCA") - 0.375% due in 2027 (€500 million par value)	488	577
JCI plc and TFSCA - 3.00% due in 2028 (€600 million par value)	586	—
JCI plc and TFSCA - 1.75% due in 2030 ($625 million par value)	623	623
JCI plc and TFSCA - 2.00% due in 2031 ($500 million par value)	496	496
JCI plc and TFSCA - 1.00% due in 2032 (€500 million par value)	489	578
JCI plc and TFSCA - 4.90% due in 2032 ($400 million par value)	394	—
JCI plc - 6.00% due in 2036 ($342 million par value)	339	339
JCI Inc. - 6.00% due in 2036 ($8 million par value)	8	8
JCI plc - 5.70% due in 2041 ($190 million par value)	189	189
JCI Inc. - 5.70% due in 2041 ($30 million par value)	30	30
JCI plc - 5.25% due in 2042 ($155 million par value)	155	155
JCI Inc. - 5.25% due in 2042 ($6 million par value)	6	6
JCI plc - 4.625% due in 2044 ($444 million par value)	441	441
JCI Inc. - 4.625% due in 2044 ($6 million par value)	6	6
JCI plc - 5.125% due in 2045 ($477 million par value)	557	560
TIFSA - 5.125% due in 2045 ($23 million par value)	23	22
JCI plc - 6.95% due in 2046 ($32 million par value)	32	32
JCI Inc. - 6.95% due in 2046 ($4 million par value)	4	4
JCI plc - 4.50% due in 2047 ($500 million par value)	496	496
JCI plc - 4.95% due in 2064 ($341 million par value)	340	340
JCI Inc. - 4.95% due in 2064 ($15 million par value)	15	15
Other	25	8
Gross long-term debt	8,324	7,764
Less: current portion	865	226
Less: debt issuance costs	33	32
Long-term debt	$ 7,426	$ 7,506

The following table presents maturities of long-term debt as of September 30, 2022 (in millions):

2023	$ 865
2024	485
2025	473
2026	557
2027	697
After 2027	5,247
Total	$ 8,324

As of September 30, 2022, the Company was in compliance with all financial covenants set forth in its credit agreements and the indentures governing its outstanding notes, and expects to remain in compliance for the foreseeable future.

Total interest paid on both short and long-term debt for the years ended September 30, 2022, 2021 and 2020 was $226 million, $242 million and $247 million, respectively.

Financing Arrangements

In November 2021, the Company entered into a €200 million ($196 million as of September 30, 2022) bank term loan which had an interest rate of EURIBOR plus 0.5% and was due in October 2022.

In March 2022, the Company entered into two bank term loans totaling €285 million ($280 million as of September 30, 2022) which both have an interest rate of EURIBOR plus 0.5% and are due in March 2023.

In September 2022, the Company and its wholly owned subsidiary, TFSCA issued €600 million ($589 million as of September 30, 2022) of bonds with an interest rate of 3.0%, which are due in September 2028 and $400 million of bonds with an interest rate of 4.9%, which are due in December 2032.

In September 2022, the Company repaid a ¥25 billion ($181 million) term loan and entered into a ¥30 billion ($208 million as of September 30, 2022) term loan which is due in September 2027. The new ¥30 billion loan has an interest rate of TORF plus 0.4%. The original ¥25 billion loan had an interest rate of LIBOR JPY plus 0.4%.

Net Financing Charges

The Company's net financing charges line item in the consolidated statements of income contained the following components (in millions):

	Year Ended September 30,		
	2022	2021	2020
Interest expense, net of capitalized interest costs	$ 225	$ 219	$ 240
Other financing charges	27	25	26
Interest income	(6)	(9)	(23)
Net foreign exchange results for financing activities	(33)	(29)	(12)
Net financing charges	$ 213	$ 206	$ 231

11. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Cash Flow Hedges

The Company has global operations and participates in foreign exchange markets to minimize its risk of loss from fluctuations in foreign currency exchange rates. The Company selectively hedges anticipated transactions that are subject to foreign exchange rate risk primarily using foreign currency exchange forward contracts. The Company hedges 70% to 90% of the notional amount of each of its known foreign exchange transactional exposures.

The Company selectively hedges anticipated transactions that are subject to commodity price risk, primarily using commodity hedge contracts, to minimize overall price risk associated with the Company's purchases of copper and aluminum in cases where commodity price risk cannot be naturally offset or hedged through supply base fixed price contracts. Commodity risks are systematically managed pursuant to policy guidelines. The maturities of the commodity hedge contracts coincide with the expected purchase of the commodities.

As cash flow hedges under ASC 815, "Derivatives and Hedging," the hedge gains or losses due to changes in fair value are initially recorded as a component of AOCI and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings. These contracts were highly effective in hedging the variability in future cash flows attributable to changes in currency exchange rates during the years ended September 30, 2022 and 2021.

The Company had the following outstanding contracts to hedge forecasted commodity purchases (in metric tons):

	Volume Outstanding as of September 30,	
Commodity	2022	2021
Copper	3,629	2,656
Aluminum	6,758	5,159

The Company enters into forward-starting interest rate swaps in conjunction with anticipated note issuances. The following table summarizes forward-starting interest rate swaps and the related anticipated note issuances (in millions):

	Year Ended September 30,	
	2022	2021
US dollar denominated		
Forward-starting interest swaps	$ 300	$ 500
Anticipated note issuance	400	500
Euro denominated		
Forward-starting interest swap	€ 200	—
Anticipated note issuance	600	—

All of the forward-starting interest swaps were terminated when the anticipated notes were issued and none were outstanding at September 30, 2022. Accumulated amounts recorded in AOCI as of the date of the note issuance are amortized to interest expense over the life of the related note to reflect the difference between the swap's reference rate and the fixed rate of the note.

Net Investment Hedges

The Company enters into foreign currency denominated debt obligations to selectively hedge portions of its net investment in non-U.S. subsidiaries. The currency effects of the debt obligations are reflected in the AOCI account within shareholders' equity attributable to Johnson Controls ordinary shareholders where they offset currency gains and losses recorded on the Company's net investments globally.

The following table summarizes net investment hedges (in billions):

	September 30,	
	2022	2021
Euro-denominated bonds designated as net investment hedges in Europe	€ 2.9	€ 2.3
Yen-denominated debt designated as a net investment hedge in Japan	¥ 30	¥ 25

Derivatives Not Designated as Hedging Instruments

The Company selectively uses equity swaps to reduce market risk associated with certain of its stock-based compensation plans, such as its deferred compensation plans. These equity compensation liabilities increase as the Company's stock price increases and decrease as the Company's stock price decreases. In contrast, the value of the swap agreement moves in the opposite direction of these liabilities, allowing the Company to fix a portion of the liabilities at a stated amount. The Company hedged approximately 0.3 million ordinary shares, which had a cost basis of $23 million, as of September 30, 2021. No shares were hedged as of September 30, 2022.

The Company also holds certain foreign currency forward contracts not designated as hedging instruments under ASC 815 to hedge foreign currency exposure resulting from monetary assets and liabilities denominated in nonfunctional currencies. The changes in fair value of these foreign currency exchange derivatives are recorded in the consolidated statements of income where they offset foreign currency transactional gains and losses on the nonfunctional currency denominated assets and liabilities being hedged.

Fair Value of Derivative Instruments

The following table presents the location and fair values of derivative instruments and hedging activities included in the Company’s consolidated statements of financial position (in millions):

	Designated as Hedging Instruments		Not Designated as Hedging Instruments	
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Other current assets				
Foreign currency exchange derivatives	$ 30	$ 15	$ 24	$ 17
Commodity derivatives	—	2	—	—
Other noncurrent assets				
Equity swap	—	—	—	23
Total assets	$ 30	$ 17	$ 24	$ 40
Other current liabilities				
Foreign currency exchange derivatives	$ 24	$ 11	$ 27	$ 6
Commodity derivatives	10	1	—	—
Long-term debt				
Foreign currency denominated debt	3,077	2,918	—	—
Total liabilities	$ 3,111	$ 2,930	$ 27	$ 6

Counterparty Credit Risk

The use of derivative financial instruments exposes the Company to counterparty credit risk. The Company has established policies and procedures to limit the potential for counterparty credit risk, including establishing limits for credit exposure and continually assessing the creditworthiness of counterparties. As a matter of practice, the Company deals with major banks worldwide having strong investment grade long-term credit ratings. To further reduce the risk of loss, the Company generally enters into International Swaps and Derivatives Association ("ISDA") master netting agreements with substantially all of its counterparties. The Company enters into ISDA master netting agreements with counterparties that permit the net settlement of amounts owed under the derivative contracts. The master netting agreements generally provide for net settlement of all outstanding contracts with a counterparty in the case of an event of default or a termination event. The Company has not elected to offset the fair value positions of the derivative contracts recorded in the consolidated statements of financial position.

The Company's derivative contracts do not contain any credit risk related contingent features and do not require collateral or other security to be furnished by the Company or the counterparties. The Company's exposure to credit risk associated with its derivative instruments is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. The Company does not anticipate any non-performance by any of its counterparties, and the concentration of risk with financial institutions does not present significant credit risk to the Company.

The gross and net amounts of derivative assets and liabilities were as follows (in millions):

	Fair Value of Assets		Fair Value of Liabilities	
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Gross amount recognized	$ 54	$ 57	$ 3,138	$ 2,936
Gross amount eligible for offsetting	(42)	(16)	(42)	(16)
Net amount	$ 12	$ 41	$ 3,096	$ 2,920

Derivatives Impact on the Statements of Income and Statements of Comprehensive Income

The following table presents the pre-tax gains (losses) recorded in other comprehensive income (loss) related to cash flow hedges (in millions):

	Year Ended September 30,		
Derivatives in Cash Flow Hedging Relationships	2022	2021	2020
Foreign currency exchange derivatives	$ 26	$ 15	$ 1
Commodity derivatives	(21)	4	6
Interest rate swaps	16	(21)	—
Total	$ 21	$ (2)	$ 7

The following table presents the location and amount of the pre-tax gains (losses) on cash flow hedges reclassified from AOCI into the Company's consolidated statements of income (in millions):

		Year Ended September 30,		
Derivatives in Cash Flow Hedging Relationships	Location of Gain (Loss) Reclassified from AOCI into Income	2022	2021	2020
Foreign currency exchange derivatives	Cost of sales	$ 25	$ 11	$ (5)
Commodity derivatives	Cost of sales	(7)	3	2
Interest rate swaps	Net financing charges	(2)	—	—
Total		$ 16	$ 14	$ (3)

The following table presents the location and amount of pre-tax gains (losses) on derivatives not designated as hedging instruments recognized in the Company's consolidated statements of income (in millions):

		Year Ended September 30,		
Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivative	2022	2021	2020
Foreign currency exchange derivatives	Cost of sales	$ 10	$ (6)	$ (1)
Foreign currency exchange derivatives	Net financing charges	85	174	87
Foreign currency exchange derivatives	Selling, general and administrative	—	(2)	—
Foreign currency exchange derivatives	Income tax provision	—	(1)	—
Equity swap	Selling, general and administrative	(5)	28	(4)
Total		$ 90	$ 193	$ 82

Pre-tax gains (losses) on net investment hedges recorded as foreign currency translation adjustment ("CTA") within other comprehensive income (loss) were $470 million, $42 million and $(172) million for the years ended September 30, 2022, 2021 and 2020, respectively. No gains or losses were reclassified from CTA into income for the years ended September 30, 2022, 2021 and 2020.

12. FAIR VALUE MEASUREMENTS

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value (in millions):

	Total as of September 30, 2022	Fair Value Measurements Using: Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other current assets				
Foreign currency exchange derivatives	$ 54	$ —	$ 54	$ —
Exchange traded funds (fixed income)[1]	22	22	—	—
Other noncurrent assets				
Deferred compensation plan assets	46	46	—	—
Exchange traded funds (fixed income)[1]	86	86	—	—
Exchange traded funds (equity)[1]	131	131	—	—
Total assets	$ 339	$ 285	$ 54	$ —
Other current liabilities				
Foreign currency exchange derivatives	$ 51	$ —	$ 51	$ —
Commodity derivatives	10	—	10	—
Contingent earn-out liabilities	30	—	—	30
Other noncurrent liabilities				
Contingent earn-out liabilities	30	—	—	30
Total liabilities	$ 121	$ —	$ 61	$ 60

	Total as of September 30, 2021	Fair Value Measurements Using: Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other current assets				
Foreign currency exchange derivatives	$ 32	$ —	$ 32	$ —
Commodity derivatives	2	—	2	—
Other noncurrent assets				
Deferred compensation plan assets	63	63	—	—
Exchange traded funds (fixed income)[1]	146	146	—	—
Exchange traded funds (equity)[1]	168	168	—	—
Equity swap	23	—	23	—
Total assets	$ 434	$ 377	$ 57	$ —
Other current liabilities				
Foreign currency exchange derivatives	$ 17	$ —	$ 17	$ —
Commodity derivatives	1	—	1	—
Contingent earn-out liabilities	32	—	—	32
Other noncurrent liabilities				
Contingent earn-out liabilities	50	—	—	50
Total liabilities	$ 100	$ —	$ 18	$ 82

[1]Classified as restricted investments for payment of asbestos liabilities. Refer to Note 21, "Commitments and Contingencies" of the notes to consolidated financial statements for further details.

The following table summarizes the changes in contingent earn-out liabilities, which are valued using significant unobservable inputs (Level 3) (in millions):

Balance at September 30, 2021	$	82
Acquisitions		29
Payments		(5)
Reduction for change in estimates		(43)
Currency translation		(3)
Balance at September 30, 2022	$	60

Valuation Methods

Foreign currency exchange derivatives: The foreign currency exchange derivatives are valued under a market approach using publicized spot and forward prices.

Commodity derivatives: The commodity derivatives are valued under a market approach using publicized prices, where available, or dealer quotes.

Equity swaps: The equity swaps are valued under a market approach as the fair value of the swaps is equal to the Company's stock price at the reporting period date.

Deferred compensation plan assets: Assets held in the deferred compensation plans will be used to pay benefits under certain of the Company's non-qualified deferred compensation plans. The investments primarily consist of mutual funds which are publicly traded on stock exchanges and are valued using a market approach based on the quoted market prices. Unrealized gains (losses) on the deferred compensation plan assets are recognized in the consolidated statements of income where they offset unrealized gains and losses on the related deferred compensation plan liability.

Investments in exchange traded funds: Investments in exchange traded funds are valued using a market approach based on quoted market prices, where available, or broker/dealer quotes of identical or comparable instruments. Refer to Note 21, "Commitments and Contingencies," of the notes to consolidated financial statements for further information.

Contingent earn-out liabilities: The contingent earn-out liabilities are typically established using a Monte Carlo simulation based on the forecasted operating results and the earn-out formulas specified in the purchase agreements.

The following table presents the portion of unrealized gains (losses) recognized in the consolidated statements of income that relate to equity securities still held at September 30, 2022 and 2021 (in millions):

	Year Ended September 30,	
	2022	2021
Deferred compensation plan assets	$ (10)	$ 7
Investments in exchange traded funds	(55)	37

All of the gains and losses on investments in exchange traded funds related to restricted investments.

The fair values of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate their carrying values. At September 30, 2022, the fair value of long-term debt was $7.3 billion, including public debt of $7.1 billion and other long-term debt of $0.2 billion. At September 30, 2021, the fair value of long-term debt was $8.5 billion, including public debt of $8.3 billion and other long-term debt of $0.2 billion. The fair value of public debt was determined primarily using market quotes which are classified as Level 1 inputs within the ASC 820 fair value hierarchy. The fair value of other long-term debt was determined using quoted market prices for similar instruments and are classified as Level 2 inputs within the ASC 820 fair value hierarchy.

13. STOCK-BASED COMPENSATION

On March 10, 2021, the shareholders of the Company approved the Johnson Controls International plc 2021 Equity and Incentive Plan, which terminated the Johnson Controls International plc 2012 Share and Incentive Plan, as amended in September 2016 (collectively, the "Plans"). Both Plans authorize stock options, stock appreciation rights, restricted (non-vested) stock/units, performance shares, performance units and other stock-based awards. The Compensation and Talent Development Committee of the Company's Board of Directors determines the types of awards to be granted to individual participants and the terms and conditions of the awards. As of September 30, 2022, there were 55 million shares of the Company's common stock reserved and 54 million shares available for issuance under the 2021 Equity and Incentive Plan.

The following table summarizes stock-based compensation related charges and benefits (in millions):

	Year Ended September 30,		
	2022	2021	2020
Compensation expense	$ 104	$ 97	$ 66
Income tax benefit resulting from share-based compensation arrangements	26	24	16
Tax impact from exercise and vesting of equity settled awards	12	12	—

Compensation expense excludes the offsetting impact of equity swaps and is recorded in selling, general and administrative expenses. The Company does not settle stock options granted under share-based payment arrangements in cash.

Restricted (Non-vested) Stock / Units

A summary of non-vested restricted stock awards at September 30, 2022, and changes for the year then ended, is presented below:

	Weighted Average Price	Shares/Units Subject to Restriction
Non-vested, September 30, 2021	$ 44.06	3,334,437
Granted	74.63	1,508,550
Vested	42.52	(1,497,497)
Forfeited	56.58	(396,296)
Non-vested, September 30, 2022	$ 58.78	2,949,194

At September 30, 2022, the Company had approximately $107 million of total unrecognized compensation cost related to non-vested restricted stock arrangements granted for continuing operations which is expected to be recognized over a weighted-average period of 2.0 years.

Performance Share Awards

The following table summarizes the assumptions used in determining the fair value of stock options granted:

	Year Ended September 30,		
	2022	2021	2020
Risk-free interest rate	0.99%	0.20%	1.60%
Expected volatility of the Company’s stock	30.00%	30.90%	21.80%

A summary of the status of the Company's non-vested PSUs at September 30, 2022, and changes for the year then ended, is presented below:

	Weighted Average Price	Shares/Units Subject to PSU
Non-vested, September 30, 2021	$ 43.11	1,196,318
Granted	82.88	482,030
Vested	36.35	(402,465)
Forfeited	60.02	(132,812)
Non-vested, September 30, 2022	$ 60.30	1,143,071

At September 30, 2022, the Company had approximately $37 million of total unrecognized compensation cost related to non-vested performance-based share unit awards granted for continuing operations which is expected to be recognized over a weighted-average period of 1.7 years.

Stock Options

The following table summarizes the assumptions used in determining the fair value of stock options granted:

	Year Ended September 30,		
	2022	2021	2020
Expected life of option (years)	6.0	6.5	6.5
Risk-free interest rate	1.35%	0.60%	1.67%
Expected volatility of the Company's stock	27.80%	27.60%	22.40%
Expected dividend yield on the Company's stock	1.71%	2.28%	2.49%

A summary of stock option activity at September 30, 2022, and changes for the year then ended, is presented below:

	Weighted Average Option Price	Shares Subject to Option	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Outstanding, September 30, 2021	$ 38.84	5,951,011		
Granted	79.54	548,398		
Exercised	33.77	(542,903)		
Forfeited or expired	50.97	(272,659)		
Outstanding, September 30, 2022	$ 42.46	5,683,847	5.7	$ 52
Exercisable, September 30, 2022	$ 37.86	4,082,897	4.1	$ 47

The following table summarizes additional stock option information:

	Year Ended September 30,		
	2022	2021	2020
Weighted-average grant-date fair value of options granted	$ 18.59	$ 9.36	$ 7.29
Intrinsic value of options exercised (in millions)	19	94	30

At September 30, 2022, the Company had approximately $10 million of total unrecognized compensation cost related to non-vested stock options granted for continuing operations which is expected to be recognized over a weighted-average period of 1.6 years.

14. EARNINGS PER SHARE

The following table reconciles the numerators and denominators used to calculate basic and diluted earnings per share (in millions):

	Year Ended September 30,		
	2022	2021	2020
Income Available to Ordinary Shareholders			
Income from continuing operations	$ 1,532	$ 1,513	$ 631
Income from discontinued operations	—	124	—
Basic and diluted income available to shareholders	$ 1,532	$ 1,637	$ 631
Weighted Average Shares Outstanding			
Basic weighted average shares outstanding	696.1	716.6	751.0
Effect of dilutive securities:			
Stock options, unvested restricted stock and unvested performance share awards	3.5	4.5	2.6
Diluted weighted average shares outstanding	699.6	721.1	753.6
Antidilutive Securities			
Stock options and unvested restricted stock	0.4	—	1.4

15. EQUITY

Dividends

The authority to declare and pay dividends is vested in the Board of Directors. The timing, declaration and payment of future dividends to holders of the Company's ordinary shares is determined by the Company's Board of Directors and depends upon many factors, including the Company's financial condition and results of operations, the capital requirements of the Company's businesses, industry practice and any other relevant factors.

Under Irish law, dividends may only be paid (and share repurchases and redemptions must generally be funded) out of "distributable reserves." The creation of distributable reserves was accomplished by way of a capital reduction, which the Irish High Court approved on December 18, 2014 and as acquired in conjunction with the Merger.

Share Repurchase Program

As of September 30, 2022, approximately $3.6 billion remained available under the share repurchase program which was approved by the Company's Board of Directors in March 2021. The share repurchase program does not have an expiration date and may be amended or terminated by the Board of Directors at any time without prior notice.

The Company repurchased and retired its ordinary shares of approximately $1,441 million, $1,307 million and $2,204 million during the years ended September 30, 2022, 2021 and 2020, respectively.

Accumulated Other Comprehensive Income

The following table includes changes in AOCI attributable to Johnson Controls (in millions, net of tax):

	Year Ended September 30,		
	2022	2021	2020
Foreign currency translation adjustments			
Balance at beginning of period	$ (421)	$ (778)	$ (785)
Aggregate adjustment for the period (net of tax effect of $0, $0 and $1)	(480)	357	7
Balance at end of period	(901)	(421)	(778)
Realized and unrealized gains (losses) on derivatives			
Balance at beginning of period	(17)	2	(2)
Current period changes in fair value (net of tax effect of $2, $5 and $1)	18	(8)	3
Reclassification to income (net of tax effect of $(4), $(3) and $0) (1)	(12)	(11)	1
Balance at end of period	(11)	(17)	2
Pension and postretirement plans			
Balance at beginning of period	4	—	(8)
Reclassification to income (net of tax effect of $0, $0 and $(1))	(3)	(3)	(1)
Other changes (net of tax effect of $0, $(1) and $4)	—	7	9
Balance at end of period	1	4	—
Accumulated other comprehensive loss, end of period	$ (911)	$ (434)	$ (776)

(1) Refer to Note 11, "Derivative Instruments and Hedging Activities," of the notes to consolidated financial statements for disclosure of the line items in the consolidated statements of income affected by reclassifications from AOCI into income related to derivatives.

16. RETIREMENT PLANS

Pension Benefits

The Company has non-contributory defined benefit pension plans covering certain U.S. and non-U.S. employees. The benefits provided are primarily based on years of service and average compensation or a monthly retirement benefit amount. Certain of the Company's U.S. pension plans have been amended to prohibit new participants from entering the plans and no longer accrue benefits. Funding for U.S. pension plans equals or exceeds the minimum requirements of the Employee Retirement Income Security Act of 1974. Funding for non-U.S. plans observes the local legal and regulatory limits. Also, the Company makes contributions to union-trusteed pension funds for construction and service personnel.

The following table includes information for pension plans with accumulated benefit obligations ("ABO") in excess of plan assets (in millions):

	September 30,	
	2022	2021
Accumulated benefit obligation	$ 2,004	$ 4,402
Fair value of plan assets	1,720	3,841

The following table includes information for pension plans with projected benefit obligations ("PBO") in excess of plan assets (in millions):

	September 30,	
	2022	2021
Projected benefit obligation	$ 2,013	$ 4,519
Fair value of plan assets	1,729	3,954

During the year ended September 30, 2022, total employer contributions to the defined benefit pension plans were $93 million, none of which were voluntary contributions made by the Company. The Company expects to contribute approximately $38 million in cash to its defined benefit pension plans in the year ended September 30, 2023. Projected benefit payments from the plans as of September 30, 2022 are estimated as follows (in millions):

2023	$ 266
2024	248
2025	246
2026	245
2027	243
2028 - 2032	1,180

Postretirement Benefits

The Company provides certain health care and life insurance benefits for eligible retirees and their dependents primarily in the U.S. and Canada. Most non-U.S. employees are covered by government sponsored programs. The cost to the Company is not significant.

Eligibility for coverage is based on meeting certain years of service and retirement age qualifications. These benefits may be subject to deductibles, co-payment provisions and other limitations. The Company has reserved the right to modify these benefits.

The health care cost trend assumption does not have a significant effect on the amounts reported.

The following table includes information for postretirement plans with accumulated postretirement benefit obligations ("APBO") in excess of plan assets (in millions):

	September 30,	
	2022	2021
Accumulated postretirement benefit obligation	$ 68	$ 96
Fair value of plan assets	28	38

During the year ended September 30, 2022, total employer contributions to the postretirement plans were $3 million. The Company expects to contribute approximately $3 million in cash to its postretirement plans in the year ended September 30, 2023. Projected benefit payments from the plans as of September 30, 2022 are estimated as follows (in millions):

2023	$ 11
2024	10
2025	10
2026	10
2027	9
2028 - 2032	31

Defined Contribution Plans

The Company sponsors various defined contribution savings plans that allow employees to contribute a portion of their pre-tax and/or after-tax income in accordance with plan specified guidelines. Under specified conditions, the Company will contribute to certain savings plans based on predetermined percentages of compensation earned by the employee and/or will match a percentage of the employee contributions up to certain limits. The Company temporarily suspended certain contributions in fiscal 2021 and 2020 in response to the COVID-19 pandemic. Defined contribution plan contributions charged to expense amounted to $196 million, $118 million and $104 million during the years ended September 30, 2022, 2021 and 2020, respectively.

Multiemployer Benefit Plans

The Company contributes to multiemployer benefit plans based on obligations arising from collective bargaining agreements related to certain of its hourly employees in the U.S. These plans provide retirement benefits to participants based on their service to contributing employers. The benefits are paid from assets held in trust for that purpose. The trustees typically are responsible for determining the level of benefits to be provided to participants as well as for such matters as the investment of the assets and the administration of the plans.

The risks of participating in these multiemployer benefit plans are different from single-employer benefit plans in the following aspects:

- Assets contributed to the multiemployer benefit plan by one employer may be used to provide benefits to employees of other participating employers.

- If a participating employer stops contributing to the multiemployer benefit plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

- If the Company stops participating in some of its multiemployer benefit plans, the Company may be required to pay those plans an amount based on its allocable share of the underfunded status of the plan, referred to as a withdrawal liability.

The Company participates in approximately 270 multiemployer benefit plans, none of which are individually significant to the Company. The number of employees covered by the Company's multiemployer benefit plans has remained consistent over the past three years, and there have been no significant changes that affect the comparability of fiscal 2022, 2021 and 2020 contributions. The Company recognizes expense for the contractually-required contribution for each period. The Company contributed $71 million, $67 million and $66 million to multiemployer benefit plans during the years ended September 30, 2022, 2021 and 2020, respectively.

Based on the most recent information available, the Company believes that the present value of actuarial accrued liabilities in certain of these multiemployer benefit plans may exceed the value of the assets held in trust to pay benefits. Currently, the Company is not aware of any significant multiemployer benefit plans for which it is probable or reasonably possible that the Company will be obligated to make up any shortfall in funds. Moreover, if the Company were to exit certain markets or otherwise cease making contributions to these funds, the Company could trigger a withdrawal liability. Currently, the Company is not aware of any multiemployer benefit plans for which it is probable or reasonably possible that the Company will have a significant withdrawal liability. Any accrual for a shortfall or withdrawal liability will be recorded when it is probable that a liability exists and it can be reasonably estimated.

Plan Assets

The Company's investment policies employ an approach whereby a mix of equities, fixed income and alternative investments are used to maximize the long-term return of plan assets for a prudent level of risk. The investment portfolio primarily contains a diversified blend of equity and fixed income investments. Equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value and small to large capitalization. Fixed income investments include corporate and government issues, with short-, mid- and long-term maturities, with a focus on investment grade when purchased and a target duration close to that of the plan liability. Investment and market risks are measured and monitored on an ongoing basis through regular investment portfolio reviews, annual liability measurements and periodic asset/liability studies. The majority of the real estate component of the portfolio is invested in a diversified portfolio of high-quality, operating properties with cash yields greater than the targeted appreciation. Investments in other alternative asset classes, including hedge funds and commodities, diversify the expected investment returns relative to the equity and fixed income investments. As a result of the Company's diversification strategies, there are no significant concentrations of risk within the portfolio of investments.

The Company's actual asset allocations are in line with target allocations. The Company rebalances asset allocations as appropriate, in order to stay within a range of allocation for each asset category.

The expected return on plan assets is based on the Company's expectation of the long-term average rate of return of the capital markets in which the plans invest. The average market returns are adjusted, where appropriate, for active asset management returns. The expected return reflects the investment policy target asset mix and considers the historical returns earned for each asset category.

The Company's plan assets at September 30, 2022 and 2021, by asset category, are as follows (in millions):

		Fair Value Measurements Using:		
Asset Category	Total as of September 30, 2022	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Pension				
Cash and Cash Equivalents	$ 40	$ —	$ 40	$ —
Equity Securities				
Large-Cap	160	160	—	—
Small-Cap	175	175	—	—
International - Developed	139	139	—	—
International - Emerging	39	39	—	—
Fixed Income Securities				
Government	217	216	1	—
Corporate/Other	804	804	—	—
Total Investments in the Fair Value Hierarchy	1,574	$ 1,533	$ 41	$ —
Real Estate Investments Measured at Net Asset Value[(1)]	322			
Due to Broker	(166)			
Total Plan Assets	$ 1,730			
Non-U.S. Pension				
Cash and Cash Equivalents	$ 150	$ 150	$ —	$ —
Equity Securities				
Large-Cap	45	8	37	—
International - Developed	43	12	31	—
International - Emerging	3	—	3	—
Fixed Income Securities				
Government	650	50	600	—
Corporate/Other	418	277	141	—
Hedge Fund	18	—	18	—
Real Estate	9	9	—	—
Total Investments in the Fair Value Hierarchy	1,336	$ 506	$ 830	$ —
Real Estate Investments Measured at Net Asset Value[(1)]	97			
Total Plan Assets	$ 1,433			
Postretirement				
Cash and Cash Equivalents	$ 13	$ 13	$ —	$ —
Equity Securities				
Global	66	—	66	—
Total Investments in the Fair Value Hierarchy	79	$ 13	$ 66	$ —
Multi-Credit Strategy Investments Measured at Net Asset Value[(1)]	65			
Total Plan Assets	$ 144			

Asset Category	Total as of September 30, 2021	Fair Value Measurements Using: Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Pension				
Cash and Cash Equivalents	$ 75	$ —	$ 75	$ —
Equity Securities				
Large-Cap	185	185	—	—
Small-Cap	215	215	—	—
International - Developed	182	182	—	—
International - Emerging	34	34	—	—
Fixed Income Securities				
Government	286	98	188	—
Corporate/Other	1,279	1,279	—	—
Total Investments in the Fair Value Hierarchy	2,256	$ 1,993	$ 263	$ —
Real Estate Investments Measured at Net Asset Value[(1)]	280			
Due to Broker	(77)			
Total Plan Assets	$ 2,459			
Non-U.S. Pension				
Cash and Cash Equivalents	$ 151	$ 151	$ —	$ —
Large-Cap	197	23	174	—
International - Developed	128	30	98	—
International - Emerging	2	—	2	—
Fixed Income Securities				
Government	1,123	77	1,046	—
Corporate/Other	597	320	277	—
Hedge Fund	27	—	27	—
Real Estate	14	14	—	—
Total Investments in the Fair Value Hierarchy	2,239	$ 615	$ 1,624	$ —
Real Estate Investments Measured at Net Asset Value[(1)]	105			
Total Plan Assets	$ 2,344			
Postretirement				
Cash and Cash Equivalents	$ 5	$ 5	$ —	$ —
Equity Securities				
Large-Cap	24	—	24	—
Small-Cap	8	—	8	—
International - Developed	19	—	19	—
International - Emerging	12	—	12	—
Fixed Income Securities				
Government	20	—	20	—
Corporate/Other	56	—	56	—
Commodities	17	—	17	—
Real Estate	11	—	11	—
Total Plan Assets	$ 172	$ 5	$ 167	$ —

[(1)]The fair value of certain real estate and multi-credit strategy investments do not have a readily determinable fair value and require the fund managers to independently arrive at fair value by calculating net asset value ("NAV") per share. In order to calculate NAV per share, the fund managers value the investments using any one, or a combination of, the following methods: independent third party appraisals, discounted cash flow analysis of net cash flows projected to be generated by the investment and recent sales of comparable investments. Assumptions used to revalue the investments are updated every quarter. Due to the fact that the fund managers calculate NAV per share, the Company utilizes a practical expedient for measuring the fair value of its real estate and multi-credit strategy investments, as provided for under ASC 820, "Fair Value Measurement." In applying the practical expedient, the Company is not required to further adjust the NAV provided by the fund manager in order to determine the fair value of its investments as the NAV per share is calculated in a manner consistent with the measurement principles of ASC 946, "Financial Services - Investment Companies," and as of the Company's measurement date. The Company believes this is an appropriate methodology to obtain the fair value of these assets. For the component of the real estate portfolio under development, the investments are carried at cost until they are completed and valued by a third party appraiser. In accordance with ASU No. 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)," investments for which fair value is measured using the net asset value per share practical expedient are disclosed separate from the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of total plan assets to the amounts presented in the notes to consolidated financial statements.

The following is a description of the valuation methodologies used for assets measured at fair value. Certain assets are held within commingled funds which are valued at the unitized NAV or percentage of the net asset value as determined by the manager of the fund. These values are based on the fair value of the underlying net assets owned by the fund.

Cash and Cash Equivalents: The fair value of cash and cash equivalents is valued at cost.

Equity Securities: The fair value of equity securities is determined by direct quoted market prices. The underlying holdings are direct quoted market prices on regulated financial exchanges.

Fixed Income Securities: The fair value of fixed income securities is determined by direct or indirect quoted market prices. If indirect quoted market prices are utilized, the value of assets held in separate accounts is not published, but the investment managers report daily the underlying holdings. The underlying holdings are direct quoted market prices on regulated financial exchanges.

Commodities: The fair value of the commodities is determined by quoted market prices of the underlying holdings on regulated financial exchanges.

Hedge Funds: The fair value of hedge funds is accounted for by the custodian. The custodian obtains valuations from underlying managers based on market quotes for the most liquid assets and alternative methods for assets that do not have sufficient trading activity to derive prices. The Company and custodian review the methods used by the underlying managers to value the assets. The Company believes this is an appropriate methodology to obtain the fair value of these assets.

Real Estate: The fair value of real estate is determined by quoted market prices of the underlying Real Estate Investment Trusts ("REITs"), which are securities traded on an open exchange.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no Level 3 assets as of September 30, 2022 or 2021 or any Level 3 asset activity during fiscal 2022 or 2021.

Funded Status

The following table contains the ABO and reconciliations of the changes in the PBO, the changes in plan assets and the funded status (in millions):

	Pension Benefits				Postretirement Benefits	
	U.S. Plans		Non-U.S. Plans			
September 30,	2022	2021	2022	2021	2022	2021
Accumulated Benefit Obligation	$ 1,822	$ 2,629	$ 1,417	$ 2,540	$ 89	$ —
Change in Projected Benefit Obligation						
Projected benefit obligation at beginning of year	$ 2,629	$ 3,217	$ 2,625	$ 2,726	$ 123	$ 146
Service cost	—	—	20	27	1	1
Interest cost	56	47	39	32	2	2
Plan participant contributions	—	—	2	3	3	3
Actuarial gain	(587)	(52)	(651)	(103)	(25)	(13)
Amendments made during the year	—	—	(1)	(6)	—	—
Benefits and settlements paid	(276)	(583)	(166)	(124)	(14)	(17)
Curtailment	—	—	—	(3)	—	—
Other	—	—	(2)	(2)	—	—
Currency translation adjustment	—	—	(395)	75	(1)	1
Projected benefit obligation at end of year	$ 1,822	$ 2,629	$ 1,471	$ 2,625	$ 89	$ 123
Change in Plan Assets						
Fair value of plan assets at beginning of year	$ 2,459	$ 2,706	$ 2,344	$ 2,213	$ 172	$ 153
Actual return on plan assets	(454)	333	(459)	125	(20)	30
Employer and employee contributions	1	3	94	65	6	6
Benefits paid	(85)	(108)	(74)	(79)	(14)	(17)
Settlement payments	(191)	(475)	(92)	(45)	—	—
Other	—	—	(2)	(1)	—	—
Currency translation adjustment	—	—	(378)	66	—	—
Fair value of plan assets at end of year	$ 1,730	$ 2,459	$ 1,433	$ 2,344	$ 144	$ 172
Funded status	$ (92)	$ (170)	$ (38)	$ (281)	$ 55	$ 49
Amounts recognized in the statement of financial position consist of:						
Prepaid benefit cost	$ 37	$ 44	$ 151	$ 79	$ 95	$ 107
Accrued benefit liability	(129)	(214)	(189)	(360)	(40)	(58)
Net amount recognized	$ (92)	$ (170)	$ (38)	$ (281)	$ 55	$ 49
Weighted Average Assumptions [1]						
Discount rate [2]	5.08 %	2.50 %	4.36 %	1.80 %	4.92 %	2.30 %
Rate of compensation increase	N/A	N/A	3.00 %	2.85 %	N/A	N/A
Interest crediting rate	N/A	N/A	1.69 %	1.45 %	N/A	N/A

(1)Plan assets and obligations are determined based on a September 30 measurement date at September 30, 2022 and 2021.

(2 The Company considers the expected benefit payments on a plan-by-plan basis when setting assumed discount rates. As a result, the Company uses different discount rates for each plan depending on the plan jurisdiction, the demographics of participants and the expected timing of benefit payments. For the U.S. pension and postretirement plans, the Company uses a discount rate provided by an independent third party calculated based on an appropriate mix of high quality bonds. For the non-U.S. pension and postretirement plans, the Company consistently uses the relevant country specific benchmark indices for

determining the various discount rates. The Company has elected to utilize a full yield curve approach in the estimation of service and interest components of net periodic benefit cost (credit) for pension and other postretirement for plans that utilize a yield curve approach. The full yield curve approach applies the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows.

The fiscal 2022 and fiscal 2021 net actuarial gains related to changes in the projected benefit obligation were primarily the result of the increase in discount rates globally.

Net Periodic Benefit Cost

The following table contains the components of net periodic benefit costs, which are primarily recorded in selling, general and administrative expenses in the consolidated statements of income (in millions):

	Pension Benefits								
	U.S. Plans			Non-U.S. Plans			Postretirement Benefits		
Year ended September 30,	2022	2021	2020	2022	2021	2020	2022	2021	2020
Components of Net Periodic Benefit Cost (Credit):									
Service cost	$ —	$ —	$ —	$ 20	$ 27	$ 25	$ 1	$ 1	$ 1
Interest cost	56	47	67	39	32	36	2	2	4
Expected return on plan assets	(150)	(171)	(180)	(81)	(112)	(111)	(9)	(8)	(9)
Net actuarial (gain) loss	16	(214)	244	(116)	(115)	43	4	(35)	2
Amortization of prior service cost (credit)	—	—	—	—	1	1	(4)	(4)	(3)
Curtailment gain	—	—	—	—	(3)	(8)	—	—	—
Settlement (gain) loss	1	—	6	5	(1)	—	—	—	—
Special termination benefit cost	—	—	—	—	2	—	—	—	—
Net periodic benefit cost (credit) included in continuing operations	$ (77)	$(338)	$ 137	$(133)	$(169)	$ (14)	$ (6)	$ (44)	$ (5)
Expense Assumptions:									
Discount rate	2.52 %	2.25 %	2.95 %	1.79 %	1.35 %	1.50 %	2.30 %	1.90 %	2.65 %
Expected return on plan assets	7.00 %	6.50 %	6.90 %	3.70 %	4.90 %	5.20 %	5.29 %	5.30 %	5.70 %
Rate of compensation increase	N/A	N/A	N/A	2.85 %	2.75 %	2.80 %	N/A	N/A	N/A
Interest crediting rate	N/A	N/A	N/A	1.44 %	1.50 %	1.50 %	N/A	N/A	N/A

17. SIGNIFICANT RESTRUCTURING AND IMPAIRMENT COSTS

To better align its resources with its growth strategies and reduce the cost structure of its global operations in certain underlying markets, the Company commits to restructuring plans as necessary. Restructuring plans generally result in charges for workforce reductions, plant closures, asset impairments and other related costs which are reported as restructuring and impairment costs in the Company's consolidated statements of income. The other related costs consist primarily of consulting costs incurred as a direct result of the restructuring initiatives. The Company expects the restructuring actions to reduce cost of sales and SG&A due to reduced employee-related costs, depreciation and amortization expense.

In fiscal 2021, the Company committed to a significant multi-year restructuring plan ("2021 Plan") which is expected to be completed during fiscal 2023. The Company originally expected to incur $385 million of restructuring costs across all segments and at Corporate through fiscal 2023. The Company has incurred and exceeded these costs during fiscal 2022 due to certain restructuring actions and expenses planned for fiscal 2023 being accelerated into fiscal 2022. In total, the Company recorded $424 million of restructuring and impairment costs related to the 2021 Plan, which is the total amount expected to be incurred for this restructuring plan.

The following table summarizes restructuring and impairment costs related to the 2021 Plan (in millions):

	Year Ended September 30, 2022	Inception to September 30, 2022
Building Solutions North America	$ 41	$ 111
Building Solutions EMEA/LA	33	62
Building Solutions Asia Pacific	21	49
Global Products	75	166
Corporate	12	36
Total	$ 182	$ 424

The following table summarizes the changes in the Company's 2021 Plan reserve, included primarily within other current liabilities in the consolidated statements of financial position (in millions):

	Employee Severance and Termination Benefits	Long-Lived Asset Impairments (1)	Other	Total
Original reserve	$ 68	$ 98	$ 76	$ 242
Utilized—cash	(28)	—	(51)	(79)
Utilized—noncash	—	(98)	—	(98)
Balance at September 30, 2021	40	—	25	65
Additional restructuring costs	116	17	49	182
Utilized—cash	(81)	—	(66)	(147)
Utilized—noncash	—	(17)	—	(17)
Currency translation	(1)	—	—	(1)
Balance at September 30, 2022	$ 74	$ —	$ 8	$ 82

(1) Of the $98 million of long-lived asset impairment charges in fiscal 2021, $50 million related to the Global Products segment, $33 million related to the Building Solutions North America segment, $6 million related to Corporate assets, $5 million related to the Building Solutions EMEA/LA segment and $4 million related to the Building Solutions Asia Pacific segment. Of the $17 million of long-lived asset impairment charges in fiscal 2022, $6 million related to the Building Solutions Asia Pacific segment, $5 million related to Corporate assets, $3 million related to the Global Products segment, $2 million related to the Building Solutions EMEA/LA segment and $1 million related to the Building Solutions North America segment.

The 2021 Plan included workforce reductions of approximately 6,200 employees. Restructuring charges associated with employee severance and termination benefits are paid over the severance period granted to each employee or on a lump sum basis in accordance with individual severance agreements. As of September 30, 2022, approximately 4,000 of the employees have been separated from the Company pursuant to the restructuring plans.

Company management closely monitors its overall cost structure and continually analyzes each of its businesses for opportunities to consolidate current operations, improve operating efficiencies and locate facilities in close proximity to customers. This ongoing analysis includes a review of its manufacturing, engineering and purchasing operations, as well as the overall global footprint for all its businesses.

18. INCOME TAXES

The more significant components of the Company's income tax provision from continuing operations are as follows (in millions):

	2022	2021	2020
Tax expense at Ireland statutory rate	$ 214	$ 327	$ 113
U.S. state income tax, net of federal benefit	(23)	34	8
Income subject to the U.S. federal tax rate	(95)	3	(92)
Income subject to rates different than the statutory rate	125	30	99
Reserve and valuation allowance adjustments	(274)	66	(70)
Intercompany intellectual property transfer	—	417	—
Restructuring and impairment costs	40	(9)	50
Income tax provision (benefit)	$ (13)	$ 868	$ 108

The statutory tax rate in Ireland of 12.5% is being used as a comparison since the Company is domiciled in Ireland.

For fiscal 2022, the effective tax rate for continuing operations was (1)% and was lower than the statutory tax rate primarily due to tax reserve adjustments as the result of expired statute of limitations for certain tax years and the benefits of continuing global tax planning initiatives, partially offset by the income tax effects of impairment and restructuring charges, valuation allowance adjustments, the establishment of a deferred tax liability on the outside basis difference of the Company's investment in certain subsidiaries as a result of the planned divestitures and tax rate differentials.

For fiscal 2021, the effective tax rate for continuing operations was 33% and was higher than the statutory tax rate primarily due to the tax impacts of an intercompany transfer of certain of the Company's intellectual property rights, valuation allowance adjustments, the income tax effects of mark-to-market adjustments and tax rate differentials, partially offset by the benefits of continuing global tax planning initiatives.

For fiscal 2020, the effective tax rate for continuing operations was 12% and was lower than the statutory tax rate primarily due to tax audit reserve adjustments, the income tax effects of mark-to-market adjustments, valuation allowance adjustments and the benefits of continuing global tax planning initiatives, partially offset by a discrete tax charge related to the remeasurement of deferred tax assets and liabilities as a result of Swiss tax reform, the tax impact of an impairment charge and tax rate differentials.

Valuation Allowances

The Company reviews the realizability of its deferred tax assets and related valuation allowances on a quarterly basis, or whenever events or changes in circumstances indicate that a review is required. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or consolidated group recording the net deferred tax asset are considered, along with any other positive or negative evidence. Since future financial results may differ from previous estimates, periodic adjustments to the Company's valuation allowances may be necessary.

In fiscal 2022, due to changes in forecasted taxable income, the Company determined that it was more likely than not that certain deferred tax assets of Japan would not be realized. The valuation allowance adjustment resulted in a tax charge of $27 million.

In fiscal 2021, as a result of an intercompany transfer of certain of the Company's intellectual property rights, the Company determined that it is more likely than not that certain deferred tax assets of Switzerland would be realized, and it was more likely than not that certain deferred tax assets of Canada would not be realized. The valuation allowance adjustments resulted in a $39 million net benefit to income tax expense. Due to changes in forecasted taxable income, the Company also recorded a discrete tax charge of $105 million related to valuation allowances on certain Mexico deferred tax assets now considered unrealizable.

In fiscal 2020, the Company performed an analysis related to the realizability of its worldwide deferred tax assets. As a result, and after considering feasible tax planning initiatives and other positive and negative evidence, the Company determined that it was more likely than not that certain deferred tax assets primarily within the U.S. would not be realized, and it is more likely than not that certain deferred tax assets of Canada would be realized. The valuation allowance adjustments resulted in a $26 million net benefit to income tax expense.

Uncertain Tax Positions

The Company is subject to income taxes in the U.S. and numerous non-U.S. jurisdictions. Judgment is required in determining its worldwide provision for income taxes and recording the related assets and liabilities. In the ordinary course of the Company's business, there are many transactions and calculations where the ultimate tax determination is uncertain. The Company is regularly under audit by tax authorities.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

	2022	2021	2020
Beginning balance, October 1	$ 2,726	$ 2,528	$ 2,451
Additions for tax positions related to the current year	169	240	128
Additions for tax positions of prior years	31	33	129
Reductions for tax positions of prior years	(48)	(6)	(27)
Settlements with taxing authorities	(7)	(24)	(54)
Statute closings and audit resolutions	(334)	(45)	(99)
Ending balance, September 30	$ 2,537	$ 2,726	$ 2,528

The following table summarizes gross tax effected unrecognized tax benefits that, if recognized, would impact the effective tax rate and the related accrued interest, net of tax benefit (in millions):

	September 30,		
	2022	2021	2020
Gross tax effected unrecognized tax benefits	$ 1,973	$ 2,268	$ 2,132
Net accrued interest	284	252	205

In fiscal 2022, the statute of limitations for certain tax years expired, which resulted in a $301 million benefit to income tax expense.

During fiscal 2020, tax audit resolutions resulted in a $44 million net benefit to income tax expense.

In the U.S., fiscal years 2017 through 2018 are currently under exam by the Internal Revenue Service ("IRS") for certain legal entities. Additionally, the Company is currently under exam in the following major non-U.S. jurisdictions for continuing operations:

Tax Jurisdiction	Tax Years Covered
Belgium	2015 - 2021
Germany	2007 - 2018
Luxembourg	2017 - 2018
Mexico	2015 - 2017
United Kingdom	2014 - 2015, 2017 - 2018; 2020

It is reasonably possible that certain tax examinations and/or tax litigation will conclude within the next twelve months, which could have a material impact on tax expense. Based upon the circumstances surrounding these examinations, the impact is not currently quantifiable.

Other Tax Matters

During fiscal 2022, 2021 and 2020, the Company incurred charges for restructuring and impairment costs of $721 million, $242 million and $783 million, which generated tax benefits of $50 million, $39 million and $48 million, respectively.

In fiscal 2021, the Company completed an intercompany transfer of certain of the Company’s intellectual property rights which resulted in a net tax charge of $417 million.

Impacts of Tax Legislation and Change in Statutory Tax Rates

On August 16, 2022, the U.S. enacted the Inflation Reduction Act (“IRA”) which, among other things, creates a new book minimum tax of at least 15% of consolidated GAAP pre-tax income for corporations with average book income in excess of $1 billion. The book minimum tax is first applicable in fiscal year 2024. The Company does not expect this provision to have a material impact on its effective tax rate.

In fiscal 2020, the Company recorded a noncash discrete tax charge of $30 million due to the remeasurement of deferred tax assets and liabilities related to Switzerland and the canton of Schaffhausen. On September 28, 2018, the Swiss Parliament approved the Federal Act on Tax Reform and AHV Financing (“TRAF”), which was subsequently approved by the Swiss electorate on May 19, 2019. During the fourth quarter of fiscal 2019, the Swiss Federal Council enacted TRAF which became effective for the Company on January 1, 2020. The impacts of the federal enactment did not have a material impact to the Company’s financial statements. TRAF also provides for parameters which enable the Swiss cantons to adjust tax rates and establish new regulations for companies. As of September 30, 2019, the canton of Schaffhausen had not concluded its public referendum; however, the enactment did occur during the first quarter of fiscal 2020.

During the fiscal years ended 2022, 2021 and 2020, other tax legislation was adopted in various jurisdictions. These law changes did not have a material impact on the Company's consolidated financial statements.

Continuing Operations

Selected income tax data related to continuing operations were as follows (in millions):

	2022	2021	2020
Components of income (loss) from continuing operations before income taxes:			
U.S.	$ 67	$ 543	$ (385)
Non-U.S.	1,643	2,071	1,288
Income from continuing operations before income taxes	$ 1,710	$ 2,614	$ 903
Components of the provision (benefit) for income taxes:			
Current			
U.S. federal	$ (219)	$ 459	$ 309
U.S. state	53	108	72
Non-U.S.	294	265	264
	128	832	645
Deferred			
U.S. federal	(175)	(7)	(382)
U.S. state	(69)	46	(43)
Non-U.S.	103	(3)	(112)
	(141)	36	(537)
Income tax provision (benefit)	$ (13)	$ 868	$ 108
Income taxes paid (refunded)	$ 568	$ 504	$ (386)

At September 30, 2022 and 2021, the Company recorded within the consolidated statements of financial position in other current assets approximately $253 million and $120 million, respectively, of income tax assets. At September 30, 2022 and 2021, the Company recorded within the consolidated statements of financial position in other current liabilities approximately $143 million and $201 million, respectively, of accrued income tax liabilities.

The Company has not provided U.S. or non-U.S. income taxes on approximately $23.6 billion of outside basis differences of consolidated subsidiaries of Johnson Controls International plc. The Company is indefinitely reinvested in these basis differences. The reduction of the outside basis differences via the sale or liquidation of these subsidiaries and/or distributions could create taxable income. The Company's intent is to reduce the outside basis differences only when it would be tax efficient. Given the numerous ways in which the basis differences may be reduced, it is not practicable to estimate the amount of unrecognized withholding taxes and deferred tax liability on the outside basis differences.

Deferred taxes were classified in the consolidated statements of financial position as follows (in millions):

	September 30,	
	2022	2021
Other noncurrent assets	$ 944	$ 755
Other noncurrent liabilities	(500)	(443)
Net deferred tax asset	$ 444	$ 312

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities included (in millions):

	September 30,	
	2022	2021
Deferred tax assets		
Accrued expenses and reserves	$ 376	$ 407
Employee and retiree benefits	77	148
Property, plant and equipment	444	369
Net operating loss and other credit carryforwards	6,472	6,293
Research and development	52	42
Operating lease liabilities	309	334
Other, net	58	28
	7,788	7,621
Valuation allowances	(5,967)	(5,853)
	1,821	1,768
Deferred tax liabilities		
Subsidiaries, joint ventures and partnerships	338	346
Intangible assets	730	776
Operating lease right-of-use assets	309	334
	1,377	1,456
Net deferred tax asset	$ 444	$ 312

At September 30, 2022, the Company had available net operating loss carryforwards of approximately $24.3 billion, of which $14.0 billion will expire at various dates between 2023 and 2042, and the remainder has an indefinite carryforward period. The Company had available U.S. foreign tax credit carryforwards at September 30, 2022 of $35 million which will expire in 2029. The valuation allowance, generally, is for loss and credit carryforwards for which realization is uncertain because it is unlikely that the losses and/or credits will be realized given the lack of sustained profitability and/or limited carryforward periods in certain countries.

19. SEGMENT INFORMATION

ASC 280, "Segment Reporting," establishes the standards for reporting information about segments in financial statements. In applying the criteria set forth in ASC 280, the Company has determined that it has four reportable segments for financial reporting purposes.

Building Solutions North America: Building Solutions North America designs, sells, installs and services HVAC, controls, building management, refrigeration, integrated electronic security and integrated fire-detection and suppression systems for commercial, industrial, retail, small business, institutional and governmental customers in the United States and Canada. Building Solutions North America also provides energy efficiency solutions and technical services, including inspection, scheduled maintenance, and repair and replacement of mechanical and controls systems, as well as data-driven “smart building” solutions, to non-residential building and industrial applications in the United States and Canadian marketplace.

Building Solutions EMEA/LA: Building Solutions EMEA/LA designs, sells, installs and services HVAC, controls, building management, refrigeration, integrated electronic security, integrated fire-detection and suppression systems, and provides technical services, including data-driven “smart building” solutions, to markets in Europe, the Middle East, Africa and Latin America.

Building Solutions Asia Pacific: Building Solutions Asia Pacific designs, sells, installs and services HVAC, controls, building management, refrigeration, integrated electronic security, integrated fire-detection and suppression systems, and provides technical services, including data-driven “smart building” solutions, in the Asia Pacific marketplace.

Global Products: Global Products designs, manufactures and sells HVAC equipment, controls software and software services for residential and commercial applications to commercial, industrial, retail, residential, small business, institutional and governmental customers worldwide. In addition, Global Products designs, manufactures and sells refrigeration equipment and controls globally. The Global Products business also designs, manufactures and sells fire protection, fire suppression and security products, including intrusion security, anti-theft devices, access control, and video surveillance and management systems, for commercial, industrial, retail, residential, small business, institutional and governmental customers worldwide. Global Products includes the Johnson Controls-Hitachi joint venture.

Effective October 1, 2021, the Company's marine businesses previously included in the Building Solutions Asia Pacific and Global Products reportable segments became part of the Building Solutions EMEA/LA reportable segment. Historical information has been re-cast to present the comparative periods on a consistent basis. This change was not material to the segment presentation or the allocation of goodwill.

Management evaluates the performance of its business segments primarily on segment earnings before interest, taxes and amortization ("EBITA"), which represents income from continuing operations before income taxes and noncontrolling interests, excluding general corporate expenses, intangible asset amortization, net financing charges, restructuring and impairment costs, and net mark-to-market adjustments related to pension and postretirement plans and restricted asbestos investments.

Financial information relating to the Company's reportable segments is as follows (in millions):

	Year Ended September 30,		
	2022	2021	2020
Net Sales			
Building Solutions North America	$ 9,367	$ 8,685	$ 8,605
Building Solutions EMEA/LA	3,845	3,884	3,613
Building Solutions Asia Pacific	2,714	2,616	2,368
Global Products	9,373	8,483	7,731
Total net sales	$ 25,299	$ 23,668	$ 22,317

	Year Ended September 30,		
	2022	2021	2020
Segment EBITA [(1)]			
Building Solutions North America	$ 1,122	$ 1,204	$ 1,157
Building Solutions EMEA/LA	358	401	349
Building Solutions Asia Pacific	332	344	314
Global Products	1,594	1,436	1,128
Total segment EBITA	$ 3,406	$ 3,385	$ 2,948
Amortization of intangible assets	(427)	(435)	(386)
Corporate expenses	(369)	(290)	(371)
Net financing charges	(213)	(206)	(231)
Restructuring and impairment costs	(721)	(242)	(783)
Net mark-to-market adjustments	34	402	(274)
Income from continuing operations before income taxes	$ 1,710	$ 2,614	$ 903

	September 30,		
	2022	2021	2020
Assets [2]			
Building Solutions North America	$ 14,429	$ 15,317	$ 15,215
Building Solutions EMEA/LA	4,766	5,397	5,159
Building Solutions Asia Pacific	2,424	2,728	2,662
Global Products	15,185	15,227	13,770
	36,804	38,669	36,806
Assets held for sale	1,138	156	147
Unallocated	4,216	3,065	3,862
Total	$ 42,158	$ 41,890	$ 40,815

	Year Ended September 30,		
	2022	2021	2020
Depreciation/Amortization			
Building Solutions North America	$ 213	$ 245	$ 233
Building Solutions EMEA/LA	96	103	102
Building Solutions Asia Pacific	21	25	24
Global Products	461	432	414
	791	805	773
Corporate	39	40	49
Total	$ 830	$ 845	$ 822

	Year Ended September 30,		
	2022	2021	2020
Capital Expenditures			
Building Solutions North America	$ 141	$ 87	$ 93
Building Solutions EMEA/LA	119	128	99
Building Solutions Asia Pacific	22	31	36
Global Products	257	265	191
	539	511	419
Corporate	53	41	24
Total	$ 592	$ 552	$ 443

(1) For the years ended September 30, 2022, 2021 and 2020, segment EBITA includes $240 million, $250 million and $166 million, respectively, of equity income for the Global Products segment. Equity income for other segments is immaterial.

(2) Building Solutions EMEA/LA assets as of September 30, 2022, 2021 and 2020 include $115 million, $111 million and $108 million, respectively, of investments in partially-owned affiliates. Global Products assets as of September 30, 2022, 2021 and 2020 include $834 million, $945 million and $797 million, respectively, of investments in partially-owned affiliates. Investments in partially-owned affiliates for other segments is immaterial.

In fiscal 2022, 2021 and 2020, no customer exceeded 10% of consolidated net sales.

Geographic Segments

Financial information relating to the Company’s operations by geographic area is as follows (in millions):

	Year Ended September 30,		
	2022	2021	2020
Net Sales			
United States	$ 12,864	$ 11,577	$ 11,371
Europe	4,186	4,069	3,523
Asia Pacific	5,791	5,748	5,285
Other Non-U.S.	2,458	2,274	2,138
Total	$ 25,299	$ 23,668	$ 22,317
Long-Lived Assets (Year-end)			
United States	$ 1,573	$ 1,638	$ 1,713
Europe	412	436	278
Asia Pacific	656	727	667
Other Non-U.S.	401	427	401
Total	$ 3,042	$ 3,228	$ 3,059

Net sales attributed to geographic locations are based on the location of where the sale originated. Long-lived assets by geographic location consist of net property, plant and equipment.

20. GUARANTEES

Certain of the Company's subsidiaries at the business segment level have guaranteed the performance of third-parties and provided financial guarantees for uncompleted work and financial commitments. The terms of these guarantees vary with end dates ranging from the current fiscal year through the completion of such transactions and would typically be triggered in the event of nonperformance. Performance under the guarantees, if required, would not have a material effect on the Company's financial position, results of operations or cash flows.

The Company offers warranties to its customers depending upon the specific product and terms of the customer purchase agreement. A typical warranty program requires that the Company replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty-related costs based on actual historical return rates and other known factors. Based on analysis of return rates and other factors, the Company’s warranty provisions are adjusted as necessary. The Company monitors its warranty activity and adjusts its reserve estimates when it is probable that future warranty costs will be different than those estimates.

The Company’s product warranty liability is recorded in the consolidated statements of financial position in other current liabilities if the warranty is less than one year and in other noncurrent liabilities if the warranty extends longer than one year.

The changes in the carrying amount of the Company’s total product warranty liability were as follows (in millions).

	Year Ended September 30,	
	2022	2021
Balance at beginning of period	$ 192	$ 167
Accruals for warranties issued during the period	119	91
Accruals from acquisitions and divestitures	(1)	—
Changes in estimates to pre-existing warranties	(6)	11
Settlements made (in cash or in kind) during the period	(114)	(77)
Currency translation	(11)	—
Balance at end of period	$ 179	$ 192

21. COMMITMENTS AND CONTINGENCIES

Environmental Matters

The Company accrues for potential environmental liabilities when it is probable a liability has been incurred and the amount of the liability is reasonably estimable. The following table presents the location and amount of reserves for environmental liabilities in the Company's consolidated statements of financial position (in millions):

	September 30,	
	2022	2021
Other current liabilities	$ 66	$ 48
Other noncurrent liabilities	220	54
Total reserves for environmental liabilities	$ 286	$ 102

The Company periodically examines whether the contingent liabilities related to the environmental matters described below are probable and reasonably estimable based on experience and ongoing developments in those matters, including continued study and analysis of ongoing remediation obligations. During the three months ended September 30, 2022, with the assistance of independent environmental consultants and taking into consideration investigation and remediation actions previously completed, new information available to the Company during the fourth quarter of 2022 and ongoing discussions with the Wisconsin Department of Natural Resources ("WDNR"), the Company completed a comprehensive long-term analysis and cost assessment related to the Company's ongoing environmental remediation obligations. As a result of this analysis, the Company increased its accrual for environmental liabilities by $228 million, which are recorded on an undiscounted basis. The Company expects that it will pay the amounts recorded over an estimated period of up to 20 years. The Company is not able to estimate a possible loss or range of loss, if any, in excess of the established accruals for environmental liabilities at this time.

A substantial portion of the increase to the Company's environmental reserves relates to ongoing long-term remediation efforts to address contamination relating to fire-fighting foams containing perfluorooctane sulfonate ("PFOS"), perfluorooctanoic acid ("PFOA"), and/or other per- and poly-fluoroalkyl substances ("PFAS") at or near the Tyco Fire Products L.P. ("Tyco Fire Products") Fire Technology Center ("FTC") located in Marinette, Wisconsin and surrounding areas in the City of Marinette and Town of Peshtigo, Wisconsin, as well as the continued remediation of PFAS, arsenic and other contaminants at the Tyco Fire Products Stanton Street manufacturing facility also located in Marinette, Wisconsin (the "Stanton Street Facility"). The increase in reserves was recorded as a result of several events that occurred in the three months ended September 30, 2022, including the completion and testing of the Groundwater Extraction and Treatment System ("GETS") at the FTC (as further discussed below), the completion of resident surveys in Peshtigo regarding long-term drinking water solutions, correspondence with regulators on planned remediation activities, finalization of cost estimates for system upgrades and related long-term run rate costs in response to new permit requirements at the Stanton Street Facility, and the development of additional information through ongoing investigation and analysis. These events have allowed the Company to develop estimates of costs associated with the long-term remediation actions expected to be performed over an estimated period of up to 20 years, including the continued operation of the GETS, the implementation of long-term drinking water solutions, continued monitoring and testing of the wells, the operation and wind-down of other legacy remediation and treatment systems and the completion of ongoing investigation obligations.

The use of fire-fighting foams at the FTC was primarily for training and testing purposes to ensure that such products sold by the Company's affiliates, Chemguard, Inc. ("Chemguard") and Tyco Fire Products, were effective at suppressing high intensity fires that may occur at military installations, airports or elsewhere. In May 2021, as part of Tyco Fire Products' ongoing investigation and remediation program, the WDNR approved Tyco Fire Products' proposed GETS, a permanent groundwater remediation system that will extract groundwater that contains PFAS, treat it using advanced filtration systems, and return the treated water to the environment. Tyco Fire Products has completed construction of the GETS, which is now in operation. Tyco Fire Products is also in the process of completing the removal and disposal of PFAS-affected soil from the FTC.

Tyco Fire Products has been engaged in remediation activities at the Stanton Street Facility since 1990. Its corporate predecessor, Ansul Incorporated ("Ansul") manufactured arsenic-based agricultural herbicides at the Stanton Street Facility, which resulted in significant arsenic contamination of soil and groundwater on the site and in parts of the adjoining Menominee River. In 2009, Ansul entered into an Administrative Consent Order (the "Consent Order") with the U.S. Environmental Protection Agency ("EPA") to address the presence of arsenic at the site. Under this agreement, Tyco Fire Products' principal obligations are to contain the arsenic contamination on the site, pump and treat on-site groundwater, dredge, treat and properly dispose of contaminated sediments in the adjoining river areas, and monitor contamination levels on an ongoing basis.

Activities completed under the Consent Order since 2009 include the installation of a subsurface barrier wall around the facility to contain contaminated groundwater, the installation of a groundwater extraction and treatment system and the dredging and offsite disposal of treated river sediment. In addition to ongoing remediation activities, the Company is also working with the WDNR to investigate and remediate the presence of PFAS at or near the Stanton Street Facility as part of the evaluation and remediation of PFAS in the Marinette region.

PFOA, PFOS, and other PFAS compounds are being studied by EPA and other environmental and health agencies and researchers. EPA has not issued binding regulatory limits, but had initially stated that it would propose regulatory standards for PFOS and PFOA in drinking water by the end of 2019, in accordance with its PFAS Action Plan released in February 2019, and issued interim recommendations for addressing PFOA and PFOS in groundwater in December 2019. In March 2021, EPA published its final determination to regulate PFOS and PFOA in drinking water. While those studies continue, EPA issued in June 2022 an updated set of interim health advisory levels for PFOA and PFOS in drinking water, as well as final health advisory levels for two other types of PFAS (PFBS and GenX chemicals). In November 2022, EPA added a class definition of PFAS to the final version of EPA's fifth Contaminant Candidate List (CCL 5), which is a list of substances not currently subject to national drinking water regulation, but which EPA believes may require future regulation.

In October 2021, EPA released its "PFAS Strategic Roadmap: EPA's Commitments to Action 2021-2024." The 2021-2024 Roadmap sets timelines by which EPA plans to take specific actions, including, among other items, publishing a national PFAS testing strategy, proposing to designate PFOA and PFOS as Comprehensive Environmental Response, Compensation and Liability Act hazardous substances, restricting PFAS discharges from industrial sources through Effluent Limitations Guidelines, publishing the final toxicity assessment for five additional PFAS, requiring water systems to test for 29 PFAS under the Safe Drinking Water Act, and publishing improved analytical methods in eight different environmental matrices to monitor 40 PFAS present in wastewater and stormwater discharges. Both PFOA and PFOS are types of synthetic chemical compounds that have been present in firefighting foam. However, both are also present in many existing consumer products. According to EPA, PFOA and PFOS have been used to make carpets, clothing, fabrics for furniture, paper packaging for food and other materials (e.g., cookware) that are resistant to water, grease or stains. In August 2022, EPA published a proposed rule that would designate PFOA and PFOS as “hazardous substances” under CERCLA.

It is difficult to estimate the Company’s ultimate level of liability at many remediation sites due to the large number of other parties that may be involved, the complexity of determining the relative liability among those parties, the financial viability of other potentially responsible parties and third-party indemnitors, the uncertainty as to the nature and scope of the investigations and remediation to be conducted, changes in environmental regulations, changes in permissible levels of specific compounds in drinking water sources, or changes in enforcement theories and policies, including efforts to recover natural resource damages, the uncertainty in the application of law and risk assessment, the various choices and costs associated with diverse technologies that may be used in corrective actions at the sites, and the often quite lengthy periods over which eventual remediation may occur. It is possible that technological, regulatory or enforcement developments, the results of additional environmental studies or other factors could change the Company's expectations with respect to future charges and cash outlays, and such changes could be material to the Company's future results of operations, financial condition or cash flows. Nevertheless, the Company does not currently believe that any claims, penalties or costs in addition to the amounts accrued will have a material adverse effect on the Company’s financial position, results of operations or cash flows.

In addition, the Company has identified asset retirement obligations for environmental matters that are expected to be addressed at the retirement, disposal, removal or abandonment of existing owned facilities. Conditional asset retirement obligations were $17 million and $29 million at September 30, 2022 and 2021, respectively.

FTC-Related Remediation and Litigation

On June 21, 2019, the WDNR announced that it had received from the Wisconsin Department of Health Services (“WDHS”) a recommendation for groundwater quality standards as to, among other compounds, PFOA and PFOS. The WDHS recommended a groundwater enforcement standard for PFOA and PFOS of 20 parts per trillion. Although Wisconsin recently approved final regulatory standards for PFOA and PFOS in drinking water and surface water, the Wisconsin Natural Resources Board did not approve WDNR's proposed standards for PFOA and PFOS in groundwater. In September 2022, the Governor of Wisconsin signed a scope statement setting out parameters for the WDNR to draft a final rule regarding groundwater quality standards for PFOA and PFOS, among other compounds. The WDNR is now in the process of drafting the rule.

In July 2019, the Company received a letter from the WDNR directing the expansion of the evaluation of PFAS in the Marinette region to include (1) biosolids sludge produced by the City of Marinette Waste Water Treatment Plant and spread on certain fields in the area and (2) the Menominee and Peshtigo Rivers. Tyco Fire Products responded to the WDNR’s letter by requesting additional necessary information. On October 16, 2019, the WDNR issued a “Notice of Noncompliance” to Tyco

Fire Products and Johnson Controls, Inc. regarding the WDNR's July 3, 2019 letter. The WDNR issued a further letter regarding the issue on November 4, 2019. In February 2020, the WDNR sent a letter to Tyco Fire Products and Johnson Controls, Inc. further directing the expansion of the evaluation of PFAS in the Marinette region to include investigation activities south and west of the previously defined FTC study area. In September 2021, the WDNR sent an additional "Notice of Noncompliance" to Tyco Fire Products and Johnson Controls, Inc. concerning land-applied biosolids, which reviewed and responded to the Company's biosolids investigation conducted to date. Tyco Fire Products responded to the WDNR's September 2021 notice by the December 27, 2021 deadline set by WDNR and submitted a Land Applied Biosolids Interim Site Status Update Report to WDNR on October 25, 2022. Tyco Fire Products and Johnson Controls, Inc. believe that they have complied with all applicable environmental laws and regulations. The Company cannot predict what regulatory or enforcement actions, if any, might result from the WDNR's actions, or the consequences of any such actions.

In March 2022, the Wisconsin Department of Justice ("WDOJ") filed a civil enforcement action against Johnson Controls Inc. and Tyco Fire Products in Wisconsin state court relating to environmental matters at the FTC (*State of Wisconsin v. Tyco Fire Products, LP and Johnson Controls, Inc.*, Case No. 22-CX-1 (filed March 14, 2022 in Circuit Court in Marinette County, Wisconsin)). The WDOJ alleges that the Company failed to timely report the presence of PFAS chemicals at the FTC, and that the Company has not sufficiently investigated or remediated PFAS at or near the FTC. The WDOJ seeks monetary penalties and an injunction ordering these two subsidiaries to complete a site investigation and cleanup of PFAS contamination in accordance with the WDNR's requests. The lawsuit is presently at the beginning stages of litigation. Tyco Fire Products and Johnson Controls, Inc. each filed Answers to the Complaint on April 4, 2022 and the parties are proceeding with initial fact discovery. The Company is vigorously defending this civil enforcement action and believes that it has meritorious defenses, but the Company is presently unable to predict the duration, scope, or outcome of this action.

In October 2022, the Town of Peshtigo filed a tort action in Wisconsin state court against Tyco Fire Products, Johnson Controls Inc., Chemguard, Inc., and ChemDesign, Inc. relating to environmental matters at the FTC (*Town of Peshtigo v. Tyco Fire Products L.P. et al.*, Case No. 2022CV000234 (filed October 18, 2022 in Circuit Court in Marinette County, Wisconsin)). The town alleges that use of AFFF products at the FTC caused contamination of water supplies in Peshtigo. The town seeks monetary penalties and an injunction ordering abatement of PFAS contamination in Peshtigo. The lawsuit is presently at the beginning stages of litigation. The Company was served with the operative complaint on October 21, 2022. The Company plans to vigorously defend against this case and believes that it has meritorious defenses, but the Company is presently unable to predict the duration, scope, or outcome of this action.

Aqueous Film-Forming Foam ("AFFF") Litigation

Two of the Company's subsidiaries, Chemguard and Tyco Fire Products, have been named, along with other defendant manufacturers, suppliers and distributors, and, in some cases, certain subsidiaries of the Company affiliated with Chemguard and Tyco Fire Products, in a number of class action and other lawsuits relating to the use of fire-fighting foam products by the U.S. Department of Defense (the "DOD") and others for fire suppression purposes and related training exercises. Plaintiffs generally allege that the firefighting foam products contain or break down into the chemicals PFOS and PFOA and/or other PFAS compounds and that the use of these products by others at various airbases, airports and other sites resulted in the release of these chemicals into the environment and ultimately into communities' drinking water supplies neighboring those airports, airbases and other sites. Plaintiffs generally seek compensatory damages, including damages for alleged personal injuries, medical monitoring, diminution in property values, investigation and remediation costs, and natural resources damages, and also seek punitive damages and injunctive relief to address remediation of the alleged contamination.

In September 2018, Tyco Fire Products and Chemguard filed a Petition for Multidistrict Litigation with the United States Judicial Panel on Multidistrict Litigation ("JPML") seeking to consolidate all existing and future federal cases into one jurisdiction. On December 7, 2018, the JPML issued an order transferring various AFFF cases to a multi-district litigation ("MDL") before the United States District Court for the District of South Carolina. Additional cases have been identified for transfer to or are being directly filed in the MDL.

AFFF Putative Class Actions

Chemguard and Tyco Fire Products are named in 33 pending putative class actions in federal courts originating from Colorado, Florida, Massachusetts, New York, Pennsylvania, Washington, New Hampshire, South Carolina, the District of Columbia, Guam, West Virginia, Michigan, Texas and South Dakota. All of these cases except one have been direct-filed in or transferred to the MDL, and the remaining action was recently removed to federal court and will be tagged for transfer to the MDL shortly.

AFFF Individual or Mass Actions

There are more than 2,900 individual or "mass" actions pending that were filed in state or federal court in various states including California, Colorado, New York, Pennsylvania, New Mexico, Missouri, Arizona, Texas, and South Carolina against Chemguard and Tyco Fire Products and other defendants in which the plaintiffs generally seek compensatory damages, including damages for alleged personal injuries, medical monitoring, and alleged diminution in property values. The cases involve plaintiffs from various states including approximately 7,000 plaintiffs in Colorado and more than 2,900 other plaintiffs. The vast majority of these matters have been tagged for transfer to, transferred to, or directly-filed in the MDL, and it is anticipated that several newly-filed state court actions will be similarly tagged and transferred. There are several matters that are proceeding in state courts, including actions in Arizona, Illinois, and Texas.

Tyco and Chemguard are also periodically notified by other individuals that they may assert claims regarding PFOS and/or PFOA contamination allegedly resulting from the use of AFFF.

AFFF Municipal and Water Provider Cases

Chemguard and Tyco Fire Products have been named as defendants in more than 250 cases in federal and state courts involving municipal or water provider plaintiffs in various states including Alaska, Alabama, Arizona, California, Colorado, Connecticut, Florida, Idaho, Illinois, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Virginia, Washington, West Virginia, Wisconsin, the District of Columbia, and several municipalities or water providers from various states who direct-filed complaints in South Carolina. The vast majority of these cases have been transferred to or directly filed in the MDL, and it is anticipated that the remaining cases will be transferred to the MDL. These municipal plaintiffs generally allege that the use of the defendants' fire-fighting foam products at fire training academies, municipal airports, Air National Guard bases, or Navy or Air Force bases released PFOS and PFOA into public water supply wells, allegedly requiring remediation of public property.

Tyco and Chemguard are also periodically notified by other municipal entities that those entities may assert claims regarding PFOS and/or PFOA contamination allegedly resulting from the use of AFFF.

State or U.S. Territory Attorneys General Litigation related to AFFF

In June 2018, the State of New York filed a lawsuit in New York state court (*State of New York v. The 3M Company et al* No. 904029-18 (N.Y. Sup. Ct., Albany County)) against a number of manufacturers, including affiliates of the Company, with respect to alleged PFOS and PFOA contamination purportedly resulting from firefighting foams used at locations across New York, including Stewart Air National Guard Base in Newburgh and Gabreski Air National Guard Base in Southampton, Plattsburgh Air Force Base in Plattsburgh, Griffiss Air Force Base in Rome, and unspecified "other" sites throughout the State. The lawsuit seeks to recover costs and natural resource damages associated with contamination at these sites. This suit has been removed to the United States District Court for the Northern District of New York and transferred to the MDL.

In February 2019, the State of New York filed a second lawsuit in New York state court (*State of New York v. The 3M Company et al* (N.Y. Sup. Ct., Albany County)), against a number of manufacturers, including affiliates of the Company, with respect to alleged PFOS and PFOA contamination purportedly resulting from firefighting foams used at additional locations across New York. This suit has been removed to the United States District Court for the Northern District of New York and transferred to the MDL. In July 2019, the State of New York filed a third lawsuit in New York state court (*State of New York v. The 3M Company et al* (N.Y. Sup. Ct., Albany County)), against a number of manufacturers, including affiliates of the Company, with respect to alleged PFOS and PFOA contamination purportedly resulting from firefighting foams used at further additional locations across New York. This suit has been removed to the United States District Court for the Northern District of New York and transferred to the MDL. In November 2019, the State of New York filed a fourth lawsuit in New York state court (*State of New York v. The 3M Company et al* (N.Y. Sup. Ct., Albany County)), against a number of manufacturers, including affiliates of the Company, with respect to alleged PFOS and PFOA contamination purportedly resulting from firefighting foams used at further additional locations across New York. This suit has been removed to federal court and transferred to the MDL.

In January 2019, the State of Ohio filed a lawsuit in Ohio state court (*State of Ohio v. The 3M Company et al.*, No. G-4801-CI-021804752-000 (Court of Common Pleas of Lucas County, Ohio)) against a number of manufacturers, including affiliates of the Company, with respect to PFOS and PFOA contamination allegedly resulting from the use of firefighting foams at various specified and unspecified locations across Ohio. The lawsuit seeks to recover costs and natural resource damages associated with the contamination. This lawsuit has been removed to the United States District Court for the Northern District of Ohio and transferred to the MDL.

In addition, in May and June 2019, three other states filed lawsuits in their respective state courts against a number of manufacturers, including affiliates of the Company, with respect to PFOS and PFOA contamination allegedly resulting from the use of firefighting foams at various specified and unspecified locations across their jurisdictions (*State of New Hampshire v. The 3M Company et al.*; *State of Vermont v. The 3M Company et al*.; *State of New Jersey v. The 3M Company et al*.). All three of these suits have been removed to federal court and transferred to the MDL.

In September 2019, the government of Guam filed a lawsuit in the superior court of Guam against a number of manufacturers, including affiliates of the Company, with respect to PFOS and PFOA contamination allegedly resulting from the use of firefighting foams at various locations within its jurisdiction. This complaint has been removed to federal court and transferred to the MDL.

In November 2019, the government of the Commonwealth of the Northern Mariana Islands filed a lawsuit in the superior court of the Northern Mariana Islands against a number of manufacturers, including affiliates of the Company, with respect to PFOS and PFOA contamination allegedly resulting from the use of firefighting foams at various locations within its jurisdiction. This complaint has been removed to federal court and transferred to the MDL.

In August 2020, the Attorney General of the State of Michigan filed two substantially similar lawsuits—one in federal court and one in state court—against a number of manufacturers, including affiliates of the Company, with respect to PFOS and PFOA contamination allegedly resulting from the use of firefighting foams at various locations within the State. The federal action has been transferred to the MDL, and the state court action has been removed to federal court and transferred to the MDL.

In December 2020, the State of Mississippi filed a lawsuit against a number of manufacturers and other defendants, including affiliates of the Company, with respect to PFOS and PFOA damage of the State’s land and natural resources allegedly resulting from the use of firefighting foams at various locations throughout the State. This complaint was direct-filed in the MDL in South Carolina.

In April 2021, the State of Alaska filed a lawsuit in the superior court of the State of Alaska against a number of manufacturers and other defendants, including affiliates of the Company, with respect to PFOS and PFOA damage of the State’s land and natural resources allegedly resulting from the use of firefighting foams at various locations throughout the State. The State’s case has been removed to federal court and transferred to the MDL. The State of Alaska has also named a number of manufacturers and other defendants, including affiliates of the Company, as third-party defendants in two cases brought by individuals against the State. These two cases have also been transferred to the MDL.

In early November 2021, the Attorney General of the State of North Carolina filed four individual lawsuits in the superior courts of the State of North Carolina against a number of manufacturers and other defendants, including affiliates of the Company, with respect to PFOS and PFOA damage of the State’s land, natural resources, and property allegedly resulting from the use of firefighting foams at four separate locations throughout the State. These four cases have been removed to federal court and transferred to the MDL. In October 2022, the Attorney General filed two similar lawsuits in the superior courts of the State of North Carolina regarding alleged PFAS damages at two additional locations. It is anticipated that these two cases will be removed to federal court and transferred to the MDL.

In February 2022, the Attorney General of the State of Colorado filed a lawsuit in Colorado state court against a number of manufacturers and other defendants, including affiliates of the Company, with respect to PFOS and PFOA damage of the State's land and natural resources, public health, and State property allegedly resulting from the use of firefighting foams at various locations throughout the State. This complaint has been removed to federal court and transferred to the MDL.

In April 2022, the Attorney General of the State of Florida filed a lawsuit in Florida state court against a number of manufacturers and other defendants, including affiliates of the Company, with respect to PFOS and PFOA damage to the State's natural resources and public health allegedly resulting from the use of firefighting foams at various locations throughout the State. It is anticipated that this complaint will be removed to federal court and transferred to the MDL.

In May 2022, the Attorney General of the Commonwealth of Massachusetts filed a lawsuit against a number of manufacturers and other defendants, including affiliates of the Company, with respect to PFOS and PFOA damage of the State's natural resources, property, residents, and consumers allegedly resulting from the use of firefighting foams at various locations throughout the State. This complaint was direct-filed in the MDL in South Carolina.

In July 2022, the Attorney General of the State of Wisconsin filed a lawsuit in Wisconsin state court against a number of manufacturers and other defendants, including affiliates of the Company, with respect to PFAS damage to the State's natural resources and public health allegedly resulting, in part, from the use of firefighting foams at various locations throughout the State. This complaint has been removed to federal court and tagged for transfer to the MDL. The Attorney General has opposed transfer, and the parties are awaiting a decision from the JPML.

In November 2022, the Attorney General of the State of California filed a lawsuit in California state court against a number of manufacturers and other defendants, including affiliates of the Company, with respect to PFOS and PFOA damage of the State's land and natural resources allegedly resulting from the manufacture, use, marketing, or sale of PFAS-containing products, including firefighting foams, at various locations throughout the State. It is anticipated that this case will be removed to federal court and transferred to the MDL.

Other AFFF Related Matters

In March 2020, the Kalispel Tribe of Indians (a federally recognized Tribe) and two tribal corporations filed a lawsuit in the United States District Court for the Eastern District of Washington against a number of manufacturers, including affiliates of the Company, and the United States with respect to PFAS contamination allegedly resulting from the use and disposal of AFFF by the United States Air Force at and around Fairchild Air Force Base in eastern Washington. This case has been transferred to the MDL.

In October 2022, the Red Cliff Band of Lake Superior Chippewa Indians (a federally recognized tribe) filed a lawsuit in the United States District Court for the Western District of Wisconsin against a number of manufacturers, including affiliates of the Company, with respect to PFAS contamination allegedly resulting from the use and disposal of AFFF at Duluth Air National Guard Base in Duluth, Minnesota. This complaint has been transferred to the MDL.

The Company is vigorously defending the above matters and believes that it has meritorious defenses to class certification and the claims asserted, including statutes of limitations, the government contractor defense, various medical and scientific defenses, and other factual and legal defenses. The government contractor defense is a form of immunity available to government contractors that produced products for the United States government pursuant to the government's specifications. In September 2022, the AFFF MDL Court declined to grant summary judgment on the government contractor defense, ruling that various factual issues relevant to the defense must be decided by a jury rather than the Court. Tyco and Chemguard have insurance that has been in place for many years and the Company is pursuing this coverage for these matters. However, there are numerous factual and legal issues to be resolved in connection with these claims, and it is extremely difficult to predict the outcome or ultimate financial exposure, if any, represented by these matters, and there can be no assurance that any such exposure will not be material.

Asbestos Matters

The Company and certain of its subsidiaries, along with numerous other third parties, are named as defendants in personal injury lawsuits based on alleged exposure to asbestos containing materials. These cases have typically involved product liability claims based primarily on allegations of manufacture, sale or distribution of industrial products that either contained asbestos or were used with asbestos containing components.

The Company estimates the asbestos-related liability for pending and future claims and related defense costs on a discounted basis. In connection with the recognition of liabilities for asbestos-related matters, the Company records asbestos-related insurance recoveries that are probable.

The following table presents the location and amount of asbestos-related assets and liabilities in the Company's consolidated statements of financial position (in millions):

	September 30,	
	2022	2021
Other current liabilities	$ 58	$ 58
Other noncurrent liabilities	380	400
Total asbestos-related liabilities	438	458
Other current assets	37	13
Other noncurrent assets	263	365
Total asbestos-related assets	300	378
Net asbestos-related liabilities	$ 138	$ 80

The following table presents the components of asbestos-related assets (in millions):

	September 30,	
	2022	2021
Restricted		
Cash	$ 6	$ 6
Investments	239	314
Total restricted assets	245	320
Insurance recoveries for asbestos-related liabilities	55	58
Total asbestos-related assets	$ 300	$ 378

The Company's estimate of the liability and corresponding insurance recovery for pending and future claims and defense costs is based on the Company's historical claim experience, and estimates of the number and resolution cost of potential future claims that may be filed and is discounted to present value from 2068 (which is the Company's reasonable best estimate of the actuarially determined time period through which asbestos-related claims will be paid by Company affiliates). Estimated asbestos-related defense costs are included in the asbestos liability. The Company's legal strategy for resolving claims also impacts these estimates. The Company considers various trends and developments in evaluating the period of time (the look-back period) over which historical claim and settlement experience is used to estimate and value claims reasonably projected to be paid through 2068. At least annually, the Company assesses the sufficiency of its estimated liability for pending and future claims and defense costs by evaluating actual experience regarding claims filed, settled and dismissed, and amounts paid in settlements. In addition to claims and settlement experience, the Company considers additional quantitative and qualitative factors such as changes in legislation, the legal environment, and the Company's defense strategy. The Company also evaluates the recoverability of its insurance receivable on an annual basis. The Company evaluates all of these factors and determines whether a change in the estimate of its liability for pending and future claims and defense costs or insurance receivable is warranted.

The amounts recorded by the Company for asbestos-related liabilities and insurance-related assets are based on the Company's strategies for resolving its asbestos claims, currently available information, and a number of estimates and assumptions. Key variables and assumptions include the number and type of new claims that are filed each year, the average cost of resolution of claims, the identity of defendants, the resolution of coverage issues with insurance carriers, amount of insurance, and the solvency risk with respect to the Company's insurance carriers. Many of these factors are closely linked, such that a change in one variable or assumption may impact one or more of the others, and no single variable or assumption predominately influences the determination of the Company's asbestos-related liabilities and insurance-related assets. Furthermore, predictions with respect to these variables are subject to greater uncertainty in the later portion of the projection period. Other factors that may affect the Company's liability and cash payments for asbestos-related matters include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, reforms of state or federal tort legislation and the applicability of insurance policies among subsidiaries. As a result, actual liabilities or insurance recoveries could be significantly higher or lower than those recorded if assumptions used in the Company's calculations vary significantly from actual results.

Insurable Liabilities

The Company records liabilities for its workers' compensation, product, general and auto liabilities. The determination of these liabilities and related expenses is dependent on claims experience. For most of these liabilities, claims incurred but not yet reported are estimated by utilizing actuarial valuations based upon historical claims experience. The Company maintains captive insurance companies to manage its insurable liabilities.

The following table presents the location and amount of insurable liabilities in the Company's consolidated statements of financial position (in millions):

	September 30,	
	2022	2021
Other current liabilities	$ 89	$ 77
Accrued compensation and benefits	22	22
Other noncurrent liabilities	230	226
Total insurable liabilities	$ 341	$ 325

The following table presents the location and amount of insurable receivables in the Company's consolidated statements of financial position (in millions):

	September 30,	
	2022	2021
Other current assets	$ 10	$ 5
Other noncurrent assets	20	15
Total insurable receivables	$ 30	$ 20

Other Matters

The Company is involved in various lawsuits, claims and proceedings incident to the operation of its businesses, including those pertaining to product liability, environmental, safety and health, intellectual property, employment, commercial and contractual matters, and various other casualty matters. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to us, it is management’s opinion that none of these will have a material adverse effect on the Company’s financial position, results of operations or cash flows. Costs related to such matters were not material to the periods presented.

22. SUBSEQUENT EVENTS

In October 2022, the Company acquired Rescue Air Systems, a leading provider of firefighter air replenishment systems, for $100 million to enhance its Fire Suppression portfolio.

In October 2022, the Company repaid a €200 million ($196 million as of September 30, 2022) term loan with an interest rate of EURIBOR plus 0.5% and entered into a €150 million term loan with an interest rate of EURIBOR plus 0.7% which is due in April 2024.

In October 2022, a third party warehouse in Menominee, Michigan, at which the Company stores certain Global Products inventory related to its fire suppression business, was severely damaged by a fire. The fire originated at an adjacent location not owned or operated by the Company. The Company is evaluating the losses incurred, including inventory and other assets that were damaged or destroyed, as well as expected lost revenues and profits due to the business interruption. The Company believes losses will be at least partially covered by insurance and also plans to seek recovery from the responsible parties. The Company expects the majority of the financial impact will be recognized in the first quarter of fiscal 2023. Based on the current evaluation, the Company believes the warehouse fire will not have a material impact on fiscal 2023 financial results, financial position or cash flows.

JOHNSON CONTROLS INTERNATIONAL PLC AND SUBSIDIARIES
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
(In millions)

	Year Ended September 30,		
	2022	2021	2020
Accounts Receivable - Allowance for Expected Credit Losses [1]			
Balance at beginning of period	$ 110	$ 173	$ 173
Provision (income) charged to costs and expenses	(2)	(3)	20
Accounts charged off, net of recoveries	(38)	(65)	(21)
Currency translation	(3)	1	1
Other	(5)	4	—
Balance at end of period	$ 62	$ 110	$ 173
Deferred Tax Assets - Valuation Allowance			
Balance at beginning of period	$ 5,853	$ 5,518	$ 5,068
Allowance provision for new operating and other loss carryforwards	326	505	624
Allowance held for sale	(8)	—	—
Allowance benefits	(204)	(170)	(174)
Balance at end of period	$ 5,967	$ 5,853	$ 5,518

[1] Allowance for doubtful accounts as of September 30, 2020, prior to the adoption of ASU 2016-13.

ITEM 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluations, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company’s disclosure controls and procedures are effective in recording, processing, summarizing, and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act, and that information is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company’s management has concluded that, as of September 30, 2022, the Company’s internal control over financial reporting was effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the Company's consolidated financial statements and the effectiveness of internal control over financial reporting as of September 30, 2022 as stated in its report which is included in Item 8 of this Form 10-K and is incorporated by reference herein.

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the quarter ended September 30, 2022, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B OTHER INFORMATION

None.

ITEM 9C DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

In response to Part III, Items 10, 11, 12, 13 and 14, parts of the Company's definitive proxy statement (to be filed pursuant to Regulation 14A within 120 days after Registrant's fiscal year-end of September 30, 2022) for its annual meeting to be held on March 8, 2023, are incorporated by reference in this Form 10-K.

ITEM 10 DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information relating to directors and nominees of Johnson Controls is set forth under the caption "Proposal Number One" in Johnson Controls' proxy statement for its annual meeting of shareholders to be held on March 8, 2023 (the "Johnson Controls Proxy Statement") and is incorporated by reference herein. Information about executive officers is included in Part I, Item 4 of this Annual Report on Form 10-K. The information required by Items 405, 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is contained under the captions "Governance of the Company - Nomination of Directors and Board Diversity," "Governance of the Company - Board Committees", and "Committees of the Board - Audit Committee" of the Johnson Controls Proxy Statement and such information is incorporated by reference herein.

Code of Ethics

Johnson Controls has adopted a code of ethics for directors, officers (including the Company's principal executive officer, principal financial officer and principal accounting officer) and employees, known as Values First, The Johnson Controls Code of Ethics. The Code of Ethics is available on the Company's website at www.valuesfirst.johnsoncontrols.com. The Company posts any amendments to or waivers of its Code of Ethics (to the extent applicable to the Company's directors or executive officers) at the same location on the Company's website. In addition, copies of the Code of Ethics may be obtained in print without charge upon written request by any stockholder to the office of the Company at One Albert Quay, Cork, Ireland.

ITEM 11 EXECUTIVE COMPENSATION

The information required by Item 402 of Regulation S-K is contained under the captions "Compensation Discussion & Analysis" (excluding the information under the caption "Compensation Committee Report on Executive Compensation"), "Executive Compensation Tables" and "Compensation of Non-Employee Directors" of the Johnson Controls Proxy Statement. Such information is incorporated by reference.

The information required by Items 407(e)(4) and (e)(5) of Regulation S-K is contained under the captions "Committees of the Board - Compensation Committee Interlocks and Insider Participation" and "Compensation Discussion & Analysis - Compensation Committee Report on Executive Compensation" of the Johnson Controls Proxy Statement. Such information (other than the Compensation Committee Report on Executive Compensation, which shall not be deemed to be "filed") is incorporated by reference.

ITEM 12 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in the Johnson Controls Proxy Statement set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

On March 10, 2021, the shareholders of the Company approved the Johnson Controls International plc 2021 Equity and Incentive Plan, which terminated the Johnson Controls International plc 2012 Share and Incentive Plan, as amended in September 2016 (collectively, the "Plans"). Both Plans authorize stock options, stock appreciation rights, restricted (non-vested) stock/units, performance shares, performance units and other stock-based awards. The Compensation and Talent Development Committee of the Company's Board of Directors determines the types of awards to be granted to individual participants and the terms and conditions of the awards.

The following table provides information about the Company's equity compensation plans as of September 30, 2022:

	(a)	(b)	(c)
	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Plan Category			
Equity compensation plans approved by shareholders	5,683,847	$ 42.46	53,652,821
Equity compensation plans not approved by shareholders	—	—	—
Total	5,683,847	$ 42.46	53,652,821

ITEM 13 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information in the Johnson Controls Proxy Statement set forth under the captions “Committees of the Board,” “Governance of the Company - Director Independence,” and “Governance of the Company - Other Directorships, Conflicts and Related Party Transactions,” is incorporated herein by reference.

ITEM 14 PRINCIPAL ACCOUNTING FEES AND SERVICES

The information in the Johnson Controls Proxy Statement set forth under “Proposal Number Two” related to the appointment of auditors is incorporated herein by reference.

PART IV

ITEM 15 EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Reference is made to the separate exhibit index contained on page 113 filed herewith.

All other schedules are omitted because they are not applicable, or the required information is shown in the financial statements or notes thereto.

Financial statements of 50% or less-owned companies have been omitted because the proportionate share of their revenue or profit before income taxes is individually less than 20% of the respective consolidated amounts and investments in such companies are less than 20% of consolidated total assets.

ITEM 16 FORM 10-K SUMMARY

Not applicable.

Johnson Controls International plc
Index to Exhibits

(a) (1) and (2) Financial Statements and Supplementary Data - See Item 8
(b) Exhibit Index:

Exhibit	Title
2.1	Separation and Distribution Agreement, dated as of September 8, 2016, by and between Johnson Controls International plc and Adient Limited (incorporated by reference to Exhibit 2.1 to the registrant's Current Report on Form 8-K filed September 9, 2016)
2.2	Agreement and Plan of Merger by and among Johnson Controls, Inc., Johnson Controls International plc (formerly Tyco International plc) and Jagara Merger Sub LLC, dated as of January 24, 2016 (incorporated by reference to Exhibit 2.1 to the registrant's Current Report on Form 8-K filed January 27, 2016)
2.3	Merger Agreement, dated as of May 30, 2014, between Tyco International Ltd., and Johnson Controls International plc (formerly Tyco International plc) (incorporated by reference to Exhibit 2.1 to the registrant's Current Report on Form 8-K filed on June 4, 2014)
3.1	Memorandum and Articles of Association of Johnson Controls International plc, as amended by special resolutions dated September 8, 2014, August 17, 2016 and March 7, 2018 (incorporated by reference to Exhibit 3.1 to the registrant's Quarterly Report on Form 10-Q filed on May 3, 2018)
4.1	Indenture, dated December 28, 2016, between Johnson Controls International plc and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the registrant's current report on Form 8-K filed on December 28, 2016)
4.2	First Supplemental Indenture, dated December 28, 2016, between Johnson Controls International plc, and U.S. Bank National Association, as trustee, and Elavon Financial Services DAC, UK Branch, as paying agent for the New Euro Notes attaching forms of 2.355% Senior Notes due 2017 (retired; no longer outstanding), 7.125% Senior Notes due 2017 (retired; no longer outstanding), 1.400% Senior Notes due 2017 (retired, no longer outstanding), 3.750% Notes due 2018 (retired; no longer outstanding), 5.000% Senior Notes due 2020 (retired; no longer outstanding), 4.25% Senior Notes due 2021 (retired; no longer outstanding), 3.750% Senior Notes due 2021 (retired; no longer outstanding), 3.625% Senior Notes due 2024, 6.000% Notes due 2036, 5.70% Senior Notes due 2041, 5.250% Senior Notes due 2041, 4.625% Senior Notes due 2044, 6.950% Debentures due December 1, 2045, 4.950% Senior Notes due 2064, 4.625% Notes due 2023, 1.375% Notes due 2025, 3.900% Notes due 2026, and 5.125% Notes due 2045 (incorporated by reference to Exhibit 4.2 to the registrant's current report on Form 8-K filed on December 28, 2016)
4.3	Second Supplemental Indenture, dated February 7, 2017, between Johnson Controls International plc and U.S. Bank National Association, as trustee, attaching form of 4.500% Senior Notes due 2047 (incorporated by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on February 7, 2017)
4.4	Third Supplemental Indenture, dated March 15, 2017, among Johnson Controls International plc, U.S. Bank National Association, as trustee and Elavon Financial Services DAC, UK Branch, as paying agent, attaching form of 1.000% Senior Notes due 2023 (incorporated by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on March 15, 2017)
4.5	Fifth Supplemental Indenture, dated September 11, 2020, among Johnson Controls International plc, Tyco Fire & Security Finance S.C.A. and U.S. Bank National Association, as trustee, attaching form of the 1.750% Senior Notes due 2030 (incorporated by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on September 11, 2020)
4.6	Sixth Supplemental Indenture, dated September 15, 2020, among Johnson Controls International plc, Tyco Fire & Security Finance S.C.A., U.S. Bank National Association, as trustee, and Elavon Financial Services DAC, as paying agent, attaching forms of the 0.375% Senior Notes due 2027 and the 1.000% Senior Notes due 2032 (incorporated by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on September 15, 2020)

Johnson Controls International plc
Index to Exhibits

Exhibit	Title
4.7	Seventh Supplemental Indenture, dated September 16, 2021, among Johnson Controls International plc, Tyco Fire & Security Finance S.C.A. and U.S. Bank National Association, as trustee, attaching form of the 2.000% Sustainability-Linked Senior Notes due 2031 (incorporated by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on September 16, 2021)
4.8	Eighth Supplemental Indenture, dated as of September 7, 2022, among Johnson Controls International plc, Tyco Fire & Security Finance S.C.A., U.S. Bank Trust Company, National Association, as trustee and Elavon Financial Services DAC, as paying agent attaching form of the 3.000% Senior Notes due 2028 (incorporated by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on September 7, 2022)
4.9	Ninth Supplemental Indenture, dated as of September 14, 2022, among Johnson Controls International plc, Tyco Fire & Security Finance S.C.A. and U.S. Bank Trust Company, National Association, as trustee (attaching form of the 4.900% Senior Notes due 2032). (incorporated by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on September 14, 2022)
4.10	Description of the Ordinary Shares of Johnson Controls International plc (filed herewith)
4.11	Description of the Johnson Controls International plc Notes (filed herewith)
4.12	Description of the Johnson Controls International plc and Tyco Fire & Security Finance S.C.A. Notes (filed herewith)
4.13	Miscellaneous long-term debt agreements and financing leases with banks and other creditors and debenture indentures.*
4.14	Miscellaneous industrial development bond long-term debt issues and related loan agreements and leases.*
10.1	Credit Agreement, dated as of December 5, 2019, among Johnson Controls International plc, certain of its subsidiaries party thereto from time to time, the lenders party thereto from time to time, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the registrant's Current Report filed December 6, 2019)
10.2	Amendment to Credit Agreement, dated as of December 2, 2021, by and between Johnson Controls International plc, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed February 2, 2022)
10.3	Amendment to Credit Agreement, dated as of May 25, 2021, by and between Johnson Controls International plc, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed February 2, 2022)
10.4	Tax Matters Agreement, dated as of September 8, 2016, by and between Johnson Controls International plc and Adient Limited (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed on September 9, 2016)
10.5	Employee Matters Agreement, dated as of September 8, 2016, by and between Johnson Controls International plc and Adient Limited (incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K filed on September 9, 2016)
10.6	Tax Sharing Agreement, dated September 28, 2012 by and among Pentair Ltd., Johnson Controls International plc (formerly Tyco International Ltd.), Tyco International Finance S.A. and The ADT Corporation (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on October 1, 2012) (Commission File No. 1-13836)

Exhibit	Title
10.7	Non-Income Tax Sharing Agreement dated September 28, 2012 by and among Johnson Controls International plc (formerly Tyco International Ltd.), Tyco International Finance S.A. and The ADT Corporation (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed on October 1, 2012) (Commission File No. 1-13836)
10.8	Trademark Agreement, dated as of September 25, 2012, by and among ADT Services GmbH, ADT US Holdings, Inc., Johnson Controls International plc (formerly Tyco International Ltd.) and The ADT Corporation (incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K filed on October 1, 2012) (Commission File No. 1-13836)
10.9	Form of Deed of Indemnification between Johnson Controls International plc (formerly Tyco International plc) and certain of its directors and officers (incorporated by reference to Exhibit 10.4 to the registrant's Current Report on Form 8-K filed on September 6, 2016)
10.10	Form of Indemnification Agreement between Tyco Fire & Security (US) Management, Inc. and certain directors and officers of Johnson Controls International plc (incorporated by reference to Exhibit 10.5 to the registrant's Current Report on Form 8-K filed on September 6, 2016)
10.11	Johnson Controls International plc 2012 Share and Incentive Plan, amended and restated as of March 8, 2017 (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed on May 4, 2017)**
10.12	Johnson Controls International plc 2007 Stock Option Plan (incorporated by reference to Exhibit 10.7 to the registrant's Current Report on Form 8-K filed on September 6, 2016)**
10.13	Johnson Controls International plc 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to the registrant's Current Report on Form 8-K filed on September 6, 2016)**
10.14	Johnson Controls International plc 2021 Equity and Incentive Plan (incorporated by reference to Annex B to the registrant's Definitive Proxy Statement on Schedule 14A filed on January 22, 2021) **
10.15	Johnson Controls International plc Severance and Change in Control Policy for Officers, amended and restated March 11, 2021 (Incorporated by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q filed on April 30, 2021)**
10.16	Johnson Controls International plc Executive Deferred Compensation Plan, as amended and restated March 11, 2021 (Incorporated by reference to Exhibit 10.5 to the registrant's Quarterly Report on Form 10-Q filed on April 30, 2021)**
10.17	Johnson Controls International plc Retirement Restoration Plan, as amended and restated March 11, 2021 (incorporated by reference to Exhibit 10.7 to the registrant's Quarterly Report on Form 10-Q filed on April 30, 2021)**
10.18	Tyco Supplemental Savings and Retirement Plan as amended and restated effective January 1, 2018 (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed on September 19, 2017) **
10.19	Johnson Controls International plc Executive Compensation Incentive Recoupment Policy effective December 10, 2020 (incorporated by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q filed on January 29, 2021)**
10.20	Letter Agreement between Johnson Controls International plc and George R. Oliver dated December 8, 2017 (Incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on December 11, 2017)**

Exhibit	Title
10.21	Form of terms and conditions for Option / SAR Awards, Restricted Stock / Unit Awards, Performance Share Awards under the Johnson Controls International plc 2012 Share and Incentive Plan for periods commencing December 6, 2018 (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed February 1, 2019)**
10.22	Form of terms and conditions for Option / SAR Awards, and Restricted Stock / Unit Awards, under the Johnson Controls International plc 2012 Share and Incentive Plan commencing December 6, 2018 applicable to Mr. Stief (incorporated by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q filed February 1, 2019)**
10.23	Form of Option/SAR Award for Executive Officers (incorporated by reference to Exhibit 10.24 to the registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2019 filed on November 21, 2019)**
10.24	Form of terms and conditions for Option / SAR Awards, Restricted Stock / Unit Awards, Performance Share Awards under the Johnson Controls International plc 2012 Share and Incentive Plan for fiscal 2018 (incorporated by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q filed on February 2, 2018)**
10.25	Form of terms and conditions for Option / SAR Awards, and Restricted Stock / Unit Awards, under the Johnson Controls International plc 2012 Share and Incentive Plan for fiscal 2018 applicable to Messrs. Oliver and Stief (incorporated by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q filed on February 2, 2018)**
10.26	Form of terms and conditions for Option / SAR Awards, Restricted Stock / Unit Awards, Performance Share Awards under the Johnson Controls International plc 2012 Share and Incentive Plan for periods commencing on September 2, 2016 (incorporated by reference to Exhibit 10.33 to the registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2016 filed on November 23, 2016)**
10.28	Form of terms and conditions for Option / SAR Awards, and Restricted Stock / Unit Awards, under the Johnson Controls International plc 2012 Share and Incentive Plan for periods commencing on September 2, 2016 applicable to Messrs. Molinaroli, Oliver and Stief (incorporated by reference to Exhibit 10.1 to registrant's Quarterly Report on Form 10-Q filed on February 8, 2017)**
10.28	Form of terms and conditions for Option Awards, Restricted Unit Awards, Performance Share Awards under the 2012 Share and Incentive Plan for fiscal 2016 (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed on October 13, 2015)**
10.29	Form of terms and conditions for Option Awards, Restricted Unit Awards, Performance Share Awards under the 2012 Stock and Incentive Plan for fiscal 2015 (incorporated by reference to Exhibit 10.9 to the registrant's Annual Report on Form 10-K for the fiscal year ended September 26, 2014 filed on November 14, 2014) (Commission File No. 1-13836)**
10.30	Form of terms and conditions for Option Awards, Restricted Unit Awards, Performance Share Awards under the 2012 Stock and Incentive Plan for fiscal 2014 (incorporated by reference to Exhibit 10.9 to the registrant's Annual Report on Form 10-K filed on for the year ended September 27, 2013 filed on November 14, 2013) (Commission File No. 1-13836)**
10.31	Johnson Controls, Inc. 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1(a) to Johnson Controls, Inc.'s Current Report on Form 8-K filed January 28, 2013) (Commission File No. 1-5097)**
10.32	Form of option/stock appreciation right agreement for Johnson Controls, Inc. 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1(c) to Johnson Controls, Inc.'s Current Report on Form 8-K filed November 21, 2013) (Commission File No. 1-5097)**

Johnson Controls International plc
Index to Exhibits

Exhibit	Title
10.33	Restrictive covenants applicable to equity award agreements beginning December 2019 (incorporated by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q filed on January 31, 2020)**
10.34	Form of terms and conditions for Option / SAR Awards, Restricted Stock / Unit Awards, Performance Share Awards under the Johnson Controls International plc 2012 Share and Incentive Plan for fiscal 2021 (incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed on January 29, 2021)**
10.35	Form of terms and conditions for Option / SAR Awards, Restricted Stock / Unit Awards, Performance Share Awards under the Johnson Controls International plc 2021 Equity and Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed on April 30, 2021)**
10.36	Form of terms and conditions for Restricted Stock Units for Directors under the Johnson Controls International plc 2021 Equity and Incentive Plan (incorporated by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q filed on April 30, 2021)**
10.37	Form of terms and conditions for Restricted Stock / Unit Awards under the Johnson Controls International plc 2021 Equity and Incentive Plan applicable to Ms. Schlitz (filed herewith)**
21.1	Subsidiaries of Johnson Controls International plc (filed herewith)
22.1	Co-Issuer of Debt Securities (filed herewith)
23.1	Consent of Independent Public Accounting Firm (filed herewith)
31.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
101	Financial statements from the Annual Report on Form 10-K of Johnson Controls International plc for the fiscal year ended September 30, 2022 formatted in iXBRL (Inline Extensible Business Reporting Language): (i) the Consolidated Statements of Financial Position, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Cash Flow, (v) the Consolidated Statements of Shareholders' Equity and (vi) Notes to Consolidated Financial Statements (filed herewith)
*	These instruments are not being filed as exhibits herewith because none of the long-term debt instruments authorizes the issuance of debt in excess of 10% of the total assets of Johnson Controls International plc and its subsidiaries on a consolidated basis. Johnson Controls International plc agrees to furnish a copy of each agreement to the Securities and Exchange Commission upon request.
**	Management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JOHNSON CONTROLS INTERNATIONAL PLC

By /s/ Olivier Leonetti
Olivier Leonetti
Executive Vice President and
Chief Financial Officer

Date: November 15, 2022

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below as of November 15, 2022, by the following persons on behalf of the registrant and in the capacities indicated:

/s/ George R. Oliver
George R. Oliver
Chairman and Chief Executive Officer
(Principal Executive Officer)

/s/ Olivier Leonetti
Olivier Leonetti
Executive Vice President and
Chief Financial Officer (Principal Financial Officer)

/s/ Daniel C. McConeghy
Daniel C. McConeghy
Vice President and Chief Accounting and Tax Officer
(Principal Accounting Officer)

/s/ Jean Blackwell
Jean Blackwell
Director

/s/ Pierre Cohade
Pierre Cohade
Director

/s/ Michael E. Daniels
Michael E. Daniels
Director

/s/ W. Roy Dunbar
W. Roy Dunbar
Director

/s/ Gretchen R. Haggerty
Gretchen R. Haggerty
Director

/s/ Simone Menne
Simone Menne
Director

/s/ Jürgen Tinggren
Jürgen Tinggren
Director

/s/ Mark P. Vergnano
Mark P. Vergnano
Director

/s/ R. David Yost
R. David Yost
Director

/s/ John D. Young
John D. Young
Director